
TATA




10016198


RECEIVED
AUG 1 3 2010
193

TATA POWER



SUSTAINABLE PATH

FOR A GREENER TOMORROW

Lighting up Lives!

91st Annual Report | 2009-2010

SYMBOLICALLY, 8 IS A VISUAL SYNONYMOUS WITH INFINITY.
TATA POWER'S EIGHT-FOLD PATH OF SUSTAINABLE BUSINESS GROWTH WILL LAY DOWN THE ROAD TOWARDS A GREENER TOMORROW, IN A WORLD FACING THE THREAT OF CLIMATE CHANGE!


ADVOCACY FOR SUSTAINABILITY
RENEWABLES
ARCHITECTURE
COMMUNITY
NEW MODELS FOR SUSTAINABLE DEVELOPMENT
NEW TECHNOLOGIES
ENVIRONMENT
BUSINESS PRACTICES

Tata Power continues to be India's largest integrated private power company with focus on growing the industry in a responsible manner, having pioneered generation of electricity in India, nine decades ago.

The past fiscal saw the Company's annual generation scale higher levels of performance. In India's most critical geography – its commercial capital, Mumbai – the Company doubled its consumer base in just five months. Power House # 6 at Jamshedpur, commissioned in August 2009, has already crossed 500 MUs. While the pursuit of renewable energy options is yielding encouraging results, wind farms nearly doubled their output.

Committed to responsible growth, Tata Power has laid out an eight-fold path in sustainability that focuses on developing renewable energy portfolio, investing in cleaner technologies and reducing its carbon footprint.

Efforts that reiterate the same include one of the largest wind energy capacities of 200 MW; 3 MW solar PV plant in Maharashtra and partnerships exploring hydropower options in the Himalayan Region with SN Power.

As Tata Power fulfils its strategic intent of attaining an installed capacity of 25000 MW by 2017, it promises to do so sustainably and with care.

HIGHLIGHTS

OF THE YEAR

- **Consolidated revenue** increased by **5%**, at **Rs. 18985.84 crores.**
- **Consolidated Net Profit at Rs. 1966.84 crores,** up by **61%.**
- **Annual Generation** highest at **15946 MUs.**
- Expanded and **doubled consumer base in Mumbai** within 5 months.
- **120 MW Power House # 6** at Jamshedpur commissioned in August 2009.
- **120 MW Haldia Power Plant** generated **608 MUs** as compared to **179 MUs** last year.
- Becomes one of the largest **wind power generators** with **200 MW** installed capacity and **first to commission** 2 MW-class wind turbines.
- Signed an exclusive partnership agreement with **SN Power** to jointly develop **hydropower projects** in India and Nepal.
- Developing a **3 MW**, PV based, grid connected **solar plant at Mulshi**, Maharashtra.

FINANCIALS
AT A GLANCE

TATA POWER KEY FIGURES (Standalone) — Rs. crores

	FY03	FY04	FY05	FY06	FY07	FY08	FY09	FY10
Revenues from operations	4300	4239	3930	4563	4715	5916	7236	7098
Other Income	152	160	387	326	344	498	632	282
PBDIT	1336	1447	1340	1161	1067	1435	1773	2160
PBT	677	734	759	747	586	970	1117	1259
PAT	520	509	551	611	697	870	922	939
Net Profit after Tax and Statutory Appropriations	450	467	555	575	674	811	968	948
Earnings Per Share (EPS) – Rs./Share	22.74	23.56	28.02	29.03	34.02	38.64	43.69	40.77
Dividend Per Share (%)	65	70	75	85	95	105	115	120
Return on Capital Employed (ROCE) (%)	18	18	14	13	12	12	11	11
Return on Net Worth (RONW) (%)	14	13	15	14	15	13	14	10
Total Debt/Equity	0.51	0.34	0.56	0.50	0.60	0.38	0.60	0.55
Net Worth	3201	3536	3619	4010	4467	6363	7185	9132



8000
7000
6000
5000
4000
3000
2000
1000
0
2006 2007 2008 2009 2010

Revenues from Operations



1000
800
600
400
200
0
2006 2007 2008 2009 2010

Profit After Tax (PAT)



50
40
30
20
10
0
2006 2007 2008 2009 2010

Earnings Per Share (EPS)



10000
8000
6000
4000
2000
0
2006 2007 2008 2009 2010

Net Worth

Financial Highlights

- The Company's standalone revenues were at **Rs. 7098.27 crores** as compared to **Rs. 7236.23 crores** in the previous year. This decrease is mainly due to a change in the fuel mix and reduction in fuel prices in Mumbai operations as compared to the previous year.
- Standalone **Profit after Tax (PAT)** stood at **Rs. 938.76 crores,** an increase of **2%** as against **Rs. 922.20 crores** in the previous year. PAT for FY 2008-2009 included other income of **Rs. 255.78 crores** (arising out of sale of long-term investments) as compared to **Rs. 252.40 crores** (pursuant to regulatory orders) this year.
- **Net Profit after Tax and Statutory Appropriations** was at **Rs. 947.65 crores** as against **Rs. 967.50 crores** in the previous year, a decrease of 2%.
- **Dividend** recommended at **Rs. 12 per share** as compared to **Rs. 11.50 per share** in the previous year, the highest so far.
- The Company's **consolidated revenue** increased by **5%** at **Rs. 18985.84 crores** as compared to **Rs. 18061.32 crores** in the previous year.
- **The Consolidated Net Profit before Statutory Appropriations** for the year stood at **Rs. 1966.84 crores,** an increase of **61%** as against **Rs. 1218.74 crores** in the previous year. This increase is mainly due to forex gains of **Rs. 358 crores** for Coastal Gujarat Power Limited, deferred tax reversal in North Delhi Power Limited (NDPL) amounting to **Rs. 139 crores,** and a provision of **Rs. 280 crores** made towards impairment of goodwill in the previous year.
- **North Delhi Power Limited:**

  NDPL's **Revenues** from power supply were higher by **38%** and stood at **Rs. 3393.81 crores**, as compared to **Rs. 2463.70 crores** in the previous year.

  Net Profit was higher by **105%** at **Rs. 350.73 crores** as compared to **Rs.171.47 crores** in the previous year.
- **Powerlinks Transmission Limited (Powerlinks):**

  Powerlinks, the first public-private joint venture in power transmission in India has earned revenues of **Rs. 300.98 crores** as against **Rs. 254.49 crores** in the previous year, an increase of **18%.**

  PAT also increased to **Rs. 108.09 crores** from **Rs. 65.34 crores**, an increase of **65%** as compared to the previous year.
- **Tata Power Trading Company Limited (TPTCL):**

  TPTCL traded **4075 MUs** during the year as compared to **2996 MUs** in the previous year. **Revenues** were up by **9%** and stood at **Rs. 2357.72 crores** as compared to **Rs. 2171.93 crores** in the previous year.

  PAT also increased by **8%** at **Rs. 8.24 crores** as against **Rs. 7.63 crores** in the previous year.




OPTIMIZING
PERFORMANCE
Tata Power optimized its operations to log an increase in cumulative power generated.

Operational Highlights

During the year, the Company's operations showed a steady performance.

- The Company generated **15946 Million Units (MUs)** during the year as compared to **14807 MUs** in the previous year.
- **Trombay Thermal Power Station** recorded the highest ever generation of **10168 MUs** in FY10. The firing of cheaper RLNG on Unit 6 has helped reduce generation cost by Re. 0.90 per kWh on Unit 6. The fuel cost savings were **Rs. 320 crores** on an annual basis.
- **Hydro Power Stations** generated **1455 MUs** of power as compared to **1151 MUs** in the previous year, an increase of **26%**.
- **Jojobera Thermal Power Station** recorded a steady generation of **3002 MUs** as compared to **3009 MUs** in the previous year.
- **Belgaum Independent Power Plant** generated **394 MUs** during the year as compared to **447 MUs** in the previous year, a decrease of 12% due to major overhauling of Units 3 and 4.
- **120 MW Power House # 6** in Jamshedpur stabilized and crossed the **500 MUs** mark in the current year.
- **120 MW Haldia Power Plant** generated **608 MUs** as compared to **179 MUs** in the previous year.
- **Wind farms** generated **320 MUs** during the year as compared to **177 MUs** in the previous year.
- The Company **expanded its retail distribution and doubled its consumer base in 5 months** by adding more than 30000 consumers to its retail network. Total Consumer base of the Company stood at **58500** as compared to **26005** in the previous year. Out of this consumer base, **28270** were changeover consumers and **4225** were new consumers.

NATIONAL FOOTPRINT

A Pan India Presence
(As on 24th May, 2010)

Tata Power's concerted focus on renewable sources of energy saw its wind farms almost double their output. The Company's operational geography now bears a distinct green footprint across India.



Delhi
Bhutan
Mundra
Samana
Maithon
Jojobera/Jamshedpur
Haldia
Bramanvel
Mumbai
Trombay
Lodhivali
Khopoli
Bhira
Bhivpuri
Pune
Supa
Khandke
Visapur/Sadawaghapur
Mulshi
Belgaum
Gadag
Bengaluru

EXISTING OPERATIONS

- THERMAL POWER
- HYDRO POWER
- WIND POWER
- TRANSMISSION BUSINESS
- DISTRIBUTION BUSINESS
- STRATEGIC ELECTRONICS DIVISION

PROJECTS UNDER IMPLEMENTATION

- THERMAL POWER
- HYDRO POWER
- WIND POWER
- SOLAR

EXISTING OPERATIONS

Mumbai, Maharashtra (Trombay - 1330 MW + Unit 8 - 250 MW + Hydro - 447 MW)	2027 MW
Jojobera, Jharkhand	428 MW
Power House # 6, Jamshedpur	120 MW
Belgaum, Karnataka	81 MW
Haldia, West Bengal	120 MW
Supa, Maharashtra	17 MW
Khandke, Maharashtra	50 MW
Bramanvel, Maharashtra	11 MW
Gadag, Karnataka	50 MW
Samana, Gujarat	50 MW
Sadawaghapur, Maharashtra	18 MW
Visapur, Maharashtra	4 MW
NDPL (Distribution)	1259 MW
Powerlinks (Tala Transmission)	1200 KM

PROJECTS UNDER IMPLEMENTATION

Thermal Projects	
Mundra, Gujarat	4000 MW
Maithon, Jharkhand	1050 MW
Jojobera	120 MW
Lodhivali	40 MW
Renewables	
Visapur, Maharashtra (Wind)	94 MW
Mulshi, Maharashtra (Solar)	3 MW
Hydro Project	
Bhutan	114 MW

FOR GRAPHICAL REPRESENTATION ONLY. NOT TO SCALE.


Maithon Power Project


Wind Farms


Power House #6, Jamshedpur


Bhira Hydro Power Station

Mundra Ultra Mega Power Project

SUSTAINING GROWTH

Tata Power will be commissioning a slew of new projects.

New Projects

- **4000 MW, Mundra Ultra Mega Power Project on Fast Track:**

  The 4000 MW Mundra Ultra Mega Power Project implementation is progressing as per schedule with Engineering, Procurement and Construction activities in full swing. Overall project progress achieved is 53%. Ordering of all critical items/major packages has been completed. The first unit is expected to be commissioned by September 2011.

- **1050 MW Maithon Power Project:**

  The 1050 MW Maithon Power Project is also progressing well and has achieved 82% completion. All efforts are being taken to commission the first unit by end of 2010.

- **Industrial Energy Limited:**

  Under the joint venture between Tata Power (74%) and Tata Steel (26%), a 120 MW Unit 5 being constructed at the Company's existing site at Jojobera has been synchronized. The project is expected to be commissioned in the first half of FY11.

- **114 MW Dagachhu Power Plant:**

  The 114 MW Dagachhu Power Plant in partnership with The Royal Government of Bhutan (RGoB) is progressing well. Major ordering for the project has been completed. All statutory clearances, land, water and environment clearances have been received and PPA for the entire quantum of power has been signed for the project. The first unit is targeted to be commissioned by FY14.

- **Partnership with SN Power:**

  The Company has signed an exclusive partnership agreement with SN Power, Norway, to set up Joint Ventures for developing hydropower projects in India and Nepal. Tata Power and SN Power have already begun pursuing potential project opportunities based on the vast reserves of renewable energy in the Himalayan Region.

- **1600 MW Coastal Maharashtra Project:**

  During the year, the Company has made substantial progress in this project. The Rehabilitation and Resettlement (R & R) authority of Government of Maharashtra (GoM) has approved the R & R proposal of the Company. Land acquisition is in progress. The plant is expected to be commissioned within three years of completion of the land aquisition.

- **Renewable projects:**

  Wind Power: The Company is developing wind projects of over 200 MW, of which 150 MW is proposed to be commissioned during FY11 in Maharashtra and Tamil Nadu.

  Solar Power: The Company is implementing a 3 MW solar photovoltaic plant at Mulshi, in the Western Ghats and will be one of the largest grid connected solar plants in Maharashtra. Work has commenced at the site.

- **1320 MW Naraj Marthapur, Orissa:**

  The major clearances for the 1320 MW Naraj Marthapur project have been obtained. Process is on for obtaining environmental clearance from MoEF. The plant is expected to be commissioned within three years of completion of the land acquisition, which is expected to be completed during the year. The Company has been allotted the Mandakini coal block located in the Angul district of Orissa, along with Monnet Ispat and Energy Limited, and Jindal Photo Limited.

A GREEN WORLD BEGINS WITH US

Environmental concern at Tata Power is not only limited to operational efficiency and reducing the carbon footprint. Initiatives have been launched to engage stakeholders and the general public, and commit them to reducing resource wastage.

Corporate Sustainability at Tata Power

At Tata Power, sustainability forms the core of the Company's vision. During the year, the Company has made significant progress in the area of sustainability, chief of which are as below:

- **A BPO unit** at Khopoli, a joint venture of the Company, Mannat Foundation (an NGO formed by the Company) and Tata Business Support Services (TBSS) has provided jobs to 167 local people in the catchment areas of the Company's hydro power stations.
- 84 **Self-Help Groups (SHGs)** were formed by 1350 members in Hydros and Mundra.
- Improvement of comprehensive **education programme** has benefited over 8000 students from 100 schools in Maithon, Jharkhand.
- Employee **volunteers** have contributed a total of 2311 hours for various social and environmental causes.
- In order to conserve and protect the **biodiversity** in the vicinity of the Mundra UMPP, a comprehensive survey has been carried out for one year for baseline data collection. Such studies will be carried out for all new project sites and repeated periodically.
- The establishment of the **green belt** and other **green zones** at Mundra has helped in generating livelihood opportunities for local populations especially womenfolk in plant and nursery maintenance, making of clay pitchers, etc.


TATA POWER
ENERGY
CLUB



- **Rain Water Harvesting** has commenced at Maithon, Corporate Center (Carnac) and Salsette Receiving Station.
- Program on cost sharing basis for investment grade **Energy Audit** has been launched for Commercial customers having load demand > 100 kVA and Industrial customers having load demand > 500 kVA.
- MERC has given its approval for **energy efficient** T5 Fluorescent Tube Light (FTL) pilot program for the Company's customers. Under this program, Tata Power will offer 50000 FTLs, with electronic ballast at discount price to its end customers.
- 2.82 KW **Solar/Hybrid** wind turbine demonstration project has been commissioned at Mankhurd substation for feeding the lighting requirements of the control room.
- The administrative buildings of Maithon and Mundra are being designed as **Green Buildings** for environmental efficiency. The use of local materials and conservation of natural resources are being initiated to achieve Gold Certification as per The India Green Building Code (IGBC).
- **Tata Power Energy Club** became a national movement on energy conservation, covering more than 250 schools across Mumbai, Delhi, Pune, Ahmedabad, Bengaluru, Kolkata, Belgaum, Jamshedpur and Lonavla on the subject of energy conservation. The club has sensitised over 1 million citizens and has helped save over 1 MUs so far.

Renewables and New Technology

During the year, the Company has continued to expand its presence in the field of renewable energy. Some key highlights are:

Geothermal - The Company has invested in Geodynamics, a leading Australian company in enhanced geothermal systems.

Solar Concentrated Thermal – The Company is working on two different technologies – a 1 MW unit in association with IIT Bombay and a 500 KW unit with Mumbai University Institute of Chemical Technology and Tata Steel.

BOARD OF DIRECTORS

(As on 24th May, 2010)

Mr R N Tata	Chairman
Mr R Gopalakrishnan	
Dr H S Vachha	
Mr A J Engineer	
Mr N H Mirza	
Mr D M Satwalekar	
Dr R H Patil	
Mr P G Mankad, IAS (Retd.)	
Mr A K Basu	
Mr Thomas Mathew T	LIC Nominee
Mr P R Menon	Managing Director
Mr S Ramakrishnan	Executive Director
Mr S Padmanabhan	Executive Director
Mr B Agrawala	Executive Director

COMPANY SECRETARY	Mr B J Shroff
REGISTERED OFFICE	Bombay House, 24, Homi Mody Street, Mumbai - 400 001
SHARE REGISTRARS	TSR Darashaw Limited 6-10, Haji Moosa Patrawala Industrial Estate, 20, Dr. E. Moses Road, Mahalaxmi, Mumbai - 400 011
SOLICITORS	Mulla & Mulla and Craigie Blunt & Caroe
AUDITORS	Deloitte Haskins & Sells
BANKERS	Citibank N. A. HDFC Bank Ltd. ICICI Bank Ltd. IDBI Bank Ltd. Kotak Mahindra Bank Ltd. Standard Chartered Bank Ltd. State Bank of India



Contents

Consolidated Financial Statements

ANNUAL GENERAL MEETING on Wednesday, the 8th day of September, 2010 at 3 p.m. at Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, 19, New Marine Lines, Mumbai 400 020.
As a measure of economy, copies of the Annual Report will not be distributed at the Annual General Meeting. Shareholders are requested to kindly bring their copies to the meeting.

Visit us at : www.tatapower.com

NOTICE

The NINETY-FIRST ANNUAL GENERAL MEETING of THE TATA POWER COMPANY LIMITED will be held on Wednesday, the 8th day of September, 2010 at 3 p.m. at Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, 19, New Marine Lines, Mumbai 400 020, to transact the following business:-

1. To receive, consider and adopt the Audited Profit and Loss Account for the year ended 31st March, 2010 and the Balance Sheet as at that date together with the Reports of the Directors and the Auditors thereon.
2. To declare a dividend on Equity Shares.
3. To appoint a Director in place of Mr A J Engineer, who retires by rotation and is eligible for re-appointment.
4. To appoint a Director in place of Mr N H Mirza, who retires by rotation and is eligible for re-appointment.
5. To appoint a Director in place of Mr R Gopalakrishnan, who retires by rotation and is eligible for re-appointment.
6. To appoint Auditors and fix their remuneration.
7. **Appointment of Mr Thomas Mathew T as Director**

   To appoint a Director in place of Mr Thomas Mathew T, who was appointed an Additional Director of the Company with effect from 7th August, 2009 by the Board of Directors and who holds office upto the date of the forthcoming Annual General Meeting of the Company under Section 260 of the Companies Act, 1956 (the Act) but who is eligible for appointment and in respect of whom the Company has received a notice in writing under Section 257 of the Act from a member proposing his candidature for the office of Director.
8. **Re-appointment of Mr S Ramakrishnan as Executive Director**

   To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution:-

   "RESOLVED that pursuant to the provisions of Sections 198, 269, 309, 310, 311 and other applicable provisions, if any, of the Companies Act, 1956 (the Act), as amended or re-enacted from time to time, read with Schedule XIII to the Act, the Company hereby approves of the re-appointment and terms of remuneration of Mr S Ramakrishnan as the Executive Director of the Company for the period from 1st October, 2009 to 28th February, 2014, upon the terms and conditions set out in the Explanatory Statement annexed to the Notice convening this meeting, including the remuneration to be paid in the event of loss or inadequacy of profits in any financial year, with liberty to the Directors to alter and vary the terms and conditions of the said appointment in such manner as may be agreed to between the Directors and Mr Ramakrishnan.

   RESOLVED FURTHER that the Board be and is hereby authorized to take all such steps as may be necessary, proper and expedient to give effect to this Resolution".
9. **Appointment of Branch Auditors**

   To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution:-

   "RESOLVED that pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956 (the Act), the Board of Directors be and is hereby authorised to appoint the Company's Auditors and/or in consultation with the Company's Auditors any person or persons qualified for appointment as Auditor or Auditors of the Company under Section 226 of the Act so far as Branch Offices in India are concerned, whether existing or which may be opened/acquired hereafter, or an accountant or accountants duly qualified to act as Auditor or Auditors of the Branch Offices of the Company situated in countries outside India, whether existing or which may be opened/acquired hereafter, in accordance with the laws of the country in which the Branch Offices of the Company are situated, to audit the accounts for the financial year 2010-11 of the Company's Branch Offices in India and abroad respectively and to fix their remuneration (which in the case of the Company's Auditors shall be in addition to their remuneration as the Company's Auditors) and the terms and conditions on which they shall carry out the audits."

NOTES:

(a) The relative Explanatory Statement pursuant to Section 173 of the Companies Act, 1956 (the Act), in regard to the business as set out in Item Nos. 7 to 9 above and the relevant details of the Directors seeking re-appointment/appointment under Item Nos. 3 to 5, 7 and 8 above as required by Clause 49 of the Listing Agreements entered into with the Stock Exchanges, are annexed hereto.

(b) A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER. Proxies, in order to be effective, must be received at the Company's Registered Office not less than 48 hours before the Meeting.

(c) Corporate Members intending to send their authorised representatives to attend the Meeting are requested to send a certified copy of the Board Resolution authorising their representative to attend and vote in their behalf at the Meeting.

(d) In case of joint holders attending the Meeting, only such joint holder who is higher in the order of names will be entitled to vote.

(e) The Register of Members and the Transfer Books of the Company will remain closed from 18th August, 2010 to 8th September, 2010, both days inclusive. If the dividend as recommended by the Board of Directors is approved at the Annual General Meeting, payment of such dividend will be made on or after 13th September, 2010 as under :

  i) To all Beneficial Owners in respect of shares held in electronic form as per the data as may be made available by National Securities Depository Limited and Central Depository Services (India) Limited as of the close of business hours on 17th August, 2010;

  ii) To all Members in respect of shares held in physical form after giving effect to valid transfers in respect of transfer requests lodged with the Company on or before the close of business hours on 17th August, 2010.

(f) Members are requested to notify immediately any change in their addresses and/or the Bank Mandate details to the Company's Registrars and Share Transfer Agents for shares held in physical form and to their respective Depository Participants for shares held in electronic form.

(g) Members holding shares in electronic form may please note that their bank details as furnished by the respective Depositories to the Company will be considered for remittance of dividend as per the applicable regulations of the Depositories and the Company will not entertain any direct request from such Members for change/deletion in such bank details. Further, instructions, if any, already given by them in respect of shares held in physical form, will not be automatically applicable to the dividend paid on shares held in electronic form. Members may, therefore, give instructions regarding bank accounts in which they wish to receive dividend to their Depository Participants.

(h) Pursuant to Section 205 of the Act, all unclaimed/unpaid dividends upto the financial year ended 31st March, 1995 have been transferred to the General Revenue Account of the Central Government. Shareholders, who have not yet encashed their dividend warrants for the said period, are requested to forward their claims in the prescribed Form No. II to the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules, 1978 to -

Office of the Registrar of Companies
Central Government Office Bldg., 'A' Wing, 2nd floor
Next to Reserve Bank of India
CBD Belapur – 400 614.

Consequent upon the amendment of Section 205A of the Act and the introduction of Section 205C by the Companies (Amendment) Act, 1999, the amount of dividends for the subsequent years from the financial year ended 31st March, 1996 to the financial year ended 31st March, 2002, remaining unpaid or unclaimed for a period of seven years from the date of transfer to the Unpaid Dividend Account of the Company were transferred to the Investor Education and Protection Fund (the Fund) set up by the Government of India and no payments shall be made in respect of any such claims by the Fund.

Members who have not yet encashed their dividend warrant(s) for the financial year ended 31st March, 2003 onwards, are requested to make their claims to the Company accordingly, without any delay. Reminders in this regard have already been mailed to the concerned shareholders in December 2009.

By Order of the Board of Directors,

B J Shroff
Vice-President & Company Secretary

Mumbai, 24th May, 2010

Registered Office :

Bombay House,
24, Homi Mody Street,
Mumbai 400 001.



EXPLANATORY STATEMENT

As required by Section 173 of the Companies Act, 1956 (the Act), the following Explanatory Statement sets out all material facts relating to the business mentioned under Item Nos.7 to 9 of the accompanying Notice dated 24th May, 2010:

Item No. 7: Mr Thomas Mathew T was appointed as an Additional Director of the Company with effect from 7th August, 2009 by the Board of Directors under Section 260 of the Act and Article 132 of the Company's Articles of Association. In terms of Section 260 of the Act, Mr Mathew holds office only upto the date of the forthcoming Annual General Meeting but is eligible for appointment as a Director.

Mr Mathew is a post-graduate in Economics and holds a Bachelor's Degree in Law. He also holds a post-graduate diploma in Management from the International Institute of Advanced Marketing. He is the Managing Director of Life Insurance Corporation of India (LIC) since March 2006. He is the Nominee Director of LIC on the Boards of Larsen & Toubro Ltd. and Corporation Bank. He is also Chairman of LIC Mutual Fund Trustee Co. Pvt. Ltd.

The Board considers it desirable that the Company should receive the benefit of his valuable experience and advice and commends his appointment.

A notice under Section 257 of the Act has been received from a Member signifying his intention to propose Mr Mathew's appointment as a Director.

Mr Mathew is not related to any other Director of the Company. Mr Mathew is deemed to be concerned or interested in the Resolution at Item No.7 of the Notice.

Item No. 8: Mr S Ramakrishnan was appointed as Executive Director of the Company for a period of 5 years effective 1st October, 2004. The Board has, vide Resolution passed on 28th August, 2009, re-appointed Mr Ramakrishnan as Executive Director of the Company for a period of 5 years from 1st October, 2009 to 28th February, 2014.

Mr Ramakrishnan holds a B.Tech. (Mech.) Degree from IIT, Madras and a management degree from IIM, Ahmedabad. Mr Ramakrishnan joined the Tata Administrative Services in 1972 and during his long tenure handled a multitude of national as well as international projects. He is on the Board of several companies.

The principal terms and conditions of Mr Ramakrishnan's re-appointment are as follows:

1. **Period:**

   From 1st October, 2009 to 28th February, 2014.

2. **Nature of duties:**

   a) The Executive Director shall devote his whole time and attention to the business of the Company and carry out such duties as may be entrusted to him by the Board from time to time and separately communicated to him and exercise such powers as may be assigned to him, subject to superintendence, control and directions of the Board in connection with and in the best interests of the business of the Company and the business of any one or more of its associated companies and / or subsidiaries, including performing duties as assigned by the Board from time to time by serving on the boards of such associated companies and/or subsidiaries or any other executive body or any committee of such a company.

   b) The Executive Director shall not exceed the powers so delegated by the Board pursuant to clause 2(a) above.

   c) The Executive Director undertakes to employ the best of the skill and ability to make his utmost endeavours to promote the interests and welfare of the Company and to conform to and comply with the directions and regulations of the Company and all such orders and directions as may be given to him from time to time by the Board.

3. a) **Remuneration:** The Executive Director shall be entitled to basic salary upto a maximum of Rs.6,00,000 per month, with annual increments which will be effective 1st April each year, will be decided by the Board and will be merit-based and take into account the Company's performance; incentive remuneration and / or commission based on certain performance criteria to be laid down by the Board; benefits, perquisites and allowances, as may be determined by the Board from time to time.

   b) **Minimum Remuneration:** Notwithstanding anything to the contrary herein contained, where in any financial year during the currency of the tenure of the Executive Director, the Company has no profits or its profits are inadequate, the Company will pay to the Executive Director remuneration by way of Salary, Benefits, Perquisites and Allowances, and Incentive Remuneration as specified above.

4. The personnel policies of the Company and the related Rules which are applicable to other employees of the Company will also be applicable to the Executive Director, unless specifically provided otherwise.

5. The terms and conditions of the appointment of the Executive Director also include clauses pertaining to adherence with the Tata Code of Conduct, intellectual property, non-competition, conflict of interest with the Company and maintenance of confidentiality.
6. The Executive Director, so long as he functions as such, undertakes not to become interested or otherwise concerned, directly or through his spouse and / or children, in any selling agency of the Company.
7. The terms and conditions of the appointment of the Executive Director may be altered and varied from time to time by the Board, as it may in its discretion deem fit, irrespective of the limits stipulated under Schedule XIII to the Act or any amendments made hereafter in this regard in such manner as may be agreed to between the Board and the Executive Director, subject to such approvals as may be required.
8. This appointment may be terminated by either party by giving to the other party six months' notice of such termination or the Company paying six months' remuneration in lieu of such notice.
9. The employment of the Executive Director may be terminated by the Company without notice or payment in lieu of notice:
   a) if the Executive Director is found guilty of any gross negligence, default or misconduct in connection with or affecting the business of the Company or any subsidiary or associated company to which he is required by the Agreement to render services; or
   b) in the event of any serious or repeated or continuing breach (after prior warning) or non-observance by the Executive Director of any of the stipulations contained in the Agreement; or
   c) in the event the Board expresses its loss of confidence in the Executive Director.
10. In the event the Executive Director is not in a position to discharge his official duties due to any physical or mental incapacity, the Board shall be entitled to terminate his contract on such terms as the Board may consider appropriate in the circumstances.
11. Upon the termination by whatever means of his employment under the Agreement:
   a) the Executive Director shall immediately tender his resignation from offices held by him in any subsidiaries and associated companies without claim for compensation for loss of office and in the event of his failure to do so the Company is hereby irrevocably authorised to appoint some person in his name and on his behalf to sign and deliver such resignation or resignations to the Company and to each of the subsidiaries and associated companies of which the Executive Director is at the material time a Director or other officer;
   b) the Executive Director shall not without the consent of the Company at any time thereafter represent himself as connected with the Company or any of the subsidiaries and associated companies.
12. The Executive Director is appointed by virtue of his employment in the Company and his appointment is subject to the provisions of Section 283(1)(l) of the Act.
13. If and when the Agreement expires or is terminated for any reason whatsoever, Mr Ramakrishnan will cease to be the Executive Director, and also cease to be a Director. If at any time, the Executive Director ceases to be Director of the Company for any reason whatsoever, he shall cease to be the Executive Director, and this Agreement shall forthwith terminate. If at any time, the Executive Director ceases to be in the employment of the Company for any reason whatsoever, he shall cease to be a Director and Executive Director of the Company.

An abstract of the material terms of the draft Agreement between the Company and Mr Ramakrishnan pursuant to Section 302 of the Act was sent to the Members in November, 2009.

The Directors are of the view that the appointment of Mr Ramakrishnan as Executive Director will be beneficial to the operations of the Company and the remuneration payable to him is commensurate with his abilities and experience and accordingly commend the Resolution at Item No. 8 of the accompanying Notice for acceptance by the Members of the Company.

In compliance with the provisions of Sections 198, 269, 309, 310, 311 and other applicable provisions of the Act, read with Schedule XIII to the Act, the terms of remuneration specified above are now being placed before the Members for their approval.

Mr Ramakrishnan is concerned or interested in the Resolution relating to his appointment as contained at Item No. 8 of the accompanying Notice.

Mr Ramakrishnan is not related to any other Director of the Company.

Item No. 9: As Members are aware, the Company is undertaking several projects/contracts in India as well as outside India mainly for the erection, operation and maintenance of power generation and distribution facilities. To enable the Directors to appoint Branch Auditors/Accountants for the purpose of auditing the accounts of the Company's Branch Offices in India and abroad (whether now existing or as may be established), the necessary authorisation of the Members is being obtained in accordance with the provisions of Section 228 of the Act, in terms of the Resolution under Item No. 9 of the accompanying Notice.

The Board commends the Resolution at Item No.9 of the accompanying Notice for acceptance by the Members.

None of the Directors is in any way concerned or interested in the Resolution at Item No. 9 of the Notice.

By Order of the Board of Directors,

B J Shroff
Vice-President & Company Secretary

Mumbai, 24th May, 2010

Registered Office:

Bombay House,
24, Homi Mody Street,
Mumbai 400 001.

Details of the Directors seeking appointment/re-appointment at the forthcoming Annual General Meeting
(In pursuance of Clause 49 of the Listing Agreement)

Name of Director	Mr A J Engineer	Mr N H Mirza	Mr R Gopalakrishnan
Date of Birth	27th August, 1937	4th April, 1950	25th December, 1945
Date of Appointment	19th November, 2003	29th September, 2006	15th January, 1999
Expertise in specific functional areas	Mr Engineer has a career spanning 49 years occupying key positions in General Management and as functional head in areas of Engineering, Project Planning and execution of multi-disciplinary activities. He has been associated with the power sector for the last 26 years and has been with the Company since 1984, having joined as Project Manager (Civil) and subsequently promoted to the position of a Whole-time Director of the Company. In August 2000, he was appointed as the Managing Director from which position he retired on 31st August, 2002. Prior to his joining Tata Electric Companies, he served in several senior positions with the well-known multi-national group of Imperial Chemical Industries.	Mr Mirza is a Fellow of The Institute of Chartered Accountants of India and was a Senior Partner of Ernst & Young. He has been appointed as an Advisor to Jardine Matheson & Co. Ltd., Hong Kong. He is an Independent Director on the Boards of several companies.	Mr Gopalakrishnan is the Executive Director of Tata Sons Ltd., Chairman of Rallis India Ltd., Vice-Chairman of Tata Chemicals Ltd. and a Director of several other companies. He has wide experience in marketing and general management. Prior to joining Tatas in 1998, he served with Levers for 31 years, where he rose from being a Management Trainee to being Vice-Chairman of Hindustan Lever Ltd.
Qualifications	Mr Engineer graduated as B.E. (Civil) in 1958 from the Pune University. He is also a Chartered Engineer-India and Fellow of the Institution of Engineers (India).	Fellow of The Institute of Chartered Accountants of India	Graduate in Physics from Calcutta University and in Engineering from IIT, Kharagpur
Directorships held in other companies (excluding foreign companies)	North Delhi Power Ltd. Chemical Terminal Trombay Ltd. Tata Projects Ltd. Tata BP Solar India Ltd. The Associated Building Co. Ltd. Finolex Cables Ltd.	Foodworld Supermarkets Ltd. Mphasis BFL Ltd. Esab India Ltd. Health & Glow Retailing Pvt. Ltd. Jardine Shipping Services (India) Pvt. Ltd.	Tata Sons Ltd. Tata Chemicals Ltd. Rallis India Ltd. Akzo Nobel India Ltd. Castrol India Ltd. Tata Autocomp Systems Ltd. Tata Technologies Ltd. ABP Pvt. Ltd. Advinus Therapeutics Pvt. Ltd.
Committee position held in other companies	**Audit Committee** Tata BP Solar India Ltd. (Chairman) Chemical Terminal Trombay Ltd.	**Audit Committee** Esab India Ltd. (Chairman) Mphasis BFL Ltd. (Chairman) **Investor Grievance Committee** Esab India Ltd. (Chairman)	**Audit Committee** Tata Chemicals Ltd. Akzo Nobel India Ltd. Castrol India Ltd. **Investor Grievance Committee** Tata Motors Ltd.
No. of shares held:			
(a) Own	Nil	Nil	Nil
(b) For other persons on a beneficial basis	Nil	Nil	Nil

Details of the Directors seeking appointment/re-appointment at the forthcoming Annual General Meeting
(In pursuance of Clause 49 of the Listing Agreement)

Name of Director	Mr Thomas Mathew T	Mr S Ramakrishnan
Date of Birth	3rd June, 1953	19th February, 1949
Date of Appointment	7th August, 2009	1st October, 2004
Expertise in specific functional areas	Mr Thomas Mathew T is the Managing Director of Life Insurance Corporation of India. He has 33 years of professional experience in the life Insurance industry. He is a Director on the Boards of Larsen & Tourbo Limited and Corporation Bank. He is also the Chairman of LIC MF Trustee Co. Pvt. Ltd.	Mr Ramakrishnan joined the Tata Administrative Services in 1972 and, during his long tenure, handled a multitude of national as well as international projects. He is on the Board of several companies.
Qualifications	Post Graduate in Economics, Bachelor's Degree in Law and a Post Graduate diploma in Management from the International Institute of Advanced Marketing.	He holds a B.Tech. (Mech.) Degree from IIT, Madras and a Management Degree from IIM, Ahmedabad.
Directorships held in other companies (excluding foreign companies)	Life Insurance Corporation of India Larsen & Toubro Ltd. Corporation Bank LIC Mutual Fund Trustee Co. Pvt. Ltd.	Avaya Global Connect Ltd. NELCO Ltd. THDC Ltd. Tata Power Trading Co. Ltd. Af-Taab Investment Co. Ltd. Coastal Gujarat Power Ltd. North Delhi Power Ltd. Tata BP Solar India Ltd. (Alternate Director)
Committee position held in other companies	**Audit Committee** Corporation Bank	**Audit Committee** Avaya Global Connect Ltd. THDC Ltd. Tata Power Trading Co. Ltd. Coastal Gujarat Power Ltd. North Delhi Power Ltd. Tata BP Solar India Ltd.
No. of shares held:		
(a) Own	Nil	400
(b) For other persons on a beneficial basis	Nil	Nil

DIRECTORS' REPORT

TO THE MEMBERS,

The Directors are pleased to present their Ninety - First Annual Report on the business and operations of the Company and the statements of account for the year ended 31st March, 2010.

1. FINANCIAL RESULTS

Figures in Rs. crores

		Standalone		Consolidated	
		FY 2010	***FY 2009***	**FY 2010**	***FY 2009***
(a)	Net Sales / Income from Other Operations	7,098.27	*7,236.23*	18,985.84	*18,061.32*
(b)	Operating Expenditure	5,219.66	*6,095.29*	15,132.64	*14,411.69*
(c)	**Operating Profit**	**1,878.61**	***1,140.94***	**3,853.20**	***3,649.63***
(d)	*Add:* Other Income (incl. net gain on exchange)	281.58	*632.35*	588.88	*563.94*
(e)	*Less:* Interest and Finance charges	422.99	*327.76*	781.82	*812.88*
(f)	Profit before Depreciation and Tax	1,737.20	*1,445.53*	3,660.26	*3,400.69*
(g)	*Less:* Depreciation / Amortisation / Impairment	477.94	*328.85*	892.96	*936.86*
(h)	**Profit before Tax**	**1,259.26**	***1,116.68***	**2,767.30**	***2,463.83***
(i)	*Less:* Provision for Taxes (including provision for Deferred Tax and Fringe Benefit Tax)	320.50	*194.48*	628.66	*1,165.10*
(j)	**Net Profit after Tax**	**938.76**	***922.20***	**2,138.64**	***1,298.73***
(k)	*Less:* Minority Interest	-	-	233.46	*107.56*
(l)	*Add:* Share of Profit of Associates	-	-	61.66	*27.57*
(m)	**Net Profit after Tax, Minority Interest and Share of Profit of Associates**	**938.76**	***922.20***	**1,966.84**	***1,218.74***
(n)	*Less:* Statutory Appropriations	(8.89)	*(45.30)*	(8.89)	*(45.30)*
(o)	**Distributable Profits**	**947.65**	***967.50***	**1,975.73**	***1,264.04***
(p)	*Add:* Balance brought forward from the previous year	2,253.21	*2,105.22*	2,476.54	*2,067.17*
(q)	*Add:* Reserves acquired during the year	-	-	(1.90)	-
(r)	**Balance**	**3,200.86**	***3,072.72***	**4,450.37**	***3,331.21***
	which the Directors have appropriated as under to:				
	(i) Proposed Dividend	285.05	*255.26*	285.05	*255.26*
	(ii) Dividend	0.31	*0.72*	0.31	*0.72*
	(iii) Additional Income - tax on Dividend	37.98	*31.75*	49.05	*44.86*
	(iv) Debenture Redemption Reserve	59.77	*31.78*	59.77	*31.78*
	(v) General Reserve	400.00	*500.00*	410.61	*519.28*
	(vi) Special Reserve Fund	-	-	3.02	*0.77*
	(vii) Self Insurance Reserve	-	-	2.00	*2.00*
	TOTAL	783.11	*819.51*	809.81	*854.67*
(s)	Leaving a balance of to be carried forward	**2,417.75**	***2,253.21***	**3,640.56**	***2,476.54***

2. FINANCIAL HIGHLIGHTS

2.1 Standalone results

During the year, the Company reported its highest ever Profit after Tax (PAT) of Rs. 938.76 crores, as against Rs. 922.20 crores for the previous year, a growth of 2%. The Operating Revenue was lower at Rs. 7,098.27 crores, as against Rs. 7,236.23 crores, a decline of 2%. Operating Revenue was lower mainly due to lower fuel cost in the Mumbai regulated business. The Operating Profit was higher by 65% due to operational efficiencies and higher volume of business.

Other Income was lower at Rs. 281.58 crores, as against Rs. 632.35 crores, a decline of 55%. This was mainly due to lower gain on exchange of Rs. 51.98 crores as against Rs. 144.33 crores for the previous year. The previous year included profit of Rs. 255.78 crores from the sale of long term investments as against Rs. 0.03 crore during the year under review.

Earnings per share (basic) decreased by about 7% to Rs. 40.77 as against Rs. 43.69 in the previous year. This is mainly due to the increase in the equity capital (from 22,14,24,443 shares to 23,73,07,236 shares) due to the conversion of Foreign Currency Convertible Bonds (FCCBs) and issue of shares underlying Global Depository Receipts (GDRs).

2.2 Consolidated results

The Consolidated Operating Revenue at Rs. 18,985.84 crores grew by 5% and PAT at Rs. 1,966.84 crores grew by 61% as against Rs. 18,061.32 crores and Rs. 1,218.74 crores respectively, for the previous year. The increase in the Consolidated Operating Revenue was primarily on account of the higher coal sales in Indonesian Coal Companies and higher revenue in North Delhi Power Limited (NDPL). The Consolidated PAT is higher mainly on account of higher revenue, forex gain in Coastal Gujarat Power Limited (CGPL) and lower impairment of investment compared to the previous year.

3. DIVIDEND

The Directors of your Company are pleased to recommend a higher dividend of 120% (Rs. 12 per share) for the approval of the shareholders (FY09 dividend of Rs. 11.5 per share).

4. EXISTING BUSINESSES

As of 31st March, 2010, the Company had an installed capacity of 2,977 MW based on various fuel sources: thermal (coal, gas, oil), hydroelectric power, renewable energy (wind) and waste gases. The details of the installed capacity are given in Table 1.

Table 1 : Details of installed capacity

Fuel Source	Location	State	Installed Capacity (MW)	Category Total (MW)
Thermal – coal / oil / gas	Trombay	Maharashtra	1,580	2,089
	Jojobera	Jharkhand	428	
	Belgaum	Karnataka	81	
Thermal – waste gases	Haldia	West Bengal	120	120
Thermal – production gases	Jamshedpur	Jharkhand	120	120
Hydro	Bhira	Maharashtra	300	447
	Bhivpuri	Maharashtra	75	
	Khopoli	Maharashtra	72	
Renewables	Wind farms	Maharashtra, Gujarat, Karnataka	201	201
Total			**2,977**	**2,977**

4.1 Operational Highlights

The Company generated 15,946 Million Units (MUs) of power from all its power plants during the year as compared to 14,807 MUs in the previous year, an increase of 8%.

4.2 Tata Power – Mumbai Operations

4.2.1 Generation

The generation Units are at Trombay (1,580 MW thermal), and Bhira, Bhivpuri and Khopoli (447 MW hydroelectric).

- **Trombay Thermal Power Station**

  The Trombay Thermal Power Station has an installed capacity of 1,580 MW, of which primarily 750 MW is coal fired, 650 MW uses oil and the balance 180 MW uses gas as a source. However, Unit 5 also has multi - fuel firing capability.

  During the year, the station recorded its highest ever generation of 10,168 MUs (previous best of 10,002 MUs in FY08) with an all time high coal firing of 23.56 lakhs MT, due to commissioning of Unit 8. The operational performance of the current Units is given in Table 2.

Table 2 : Details of thermal power generation for FY10 – Trombay

	Generation (MUs)		Generation Availability		Plant Load Factor (PLF)	
	FY10	*FY09*	FY10	*FY09*	FY10	*FY09*
Trombay	10,168	*9,845*	87%	*91%*	73%	*84%*

During the year, the Company successfully completed the overhaul of Unit 5 during which the Unit underwent major renovation and modernization. The station was bestowed a number of awards. Chief among them are 'Best Operation and Maintenance Project in Asia' by Asian Power Awards 2009, 'Award for Trombay Thermal Power Station Unit 8 - Commissioning of the Unit before the stipulated target time' by the Council of Power Utilities and Silver Shield for Unit 8 for speedy completion and commissioning of project by the Ministry of Power, Government of India under its Comprehensive Award Scheme 2008 - 09.

- **Hydro Stations – Bhira, Bhivpuri and Khopoli**

The Company has three hydroelectric power generating stations, totaling 447 MW, located in the Raigad district of Maharashtra.

During the year, the three hydro power plants collectively generated 1,455 MUs as against 1,151 MUs generated in the previous year, an increase of 26%. The Company completed the overhaul of 24 MW Unit 8 at Khopoli in 15 days (earlier cycle time of 17 days).

Table 3 : Details of hydroelectric power generation for FY10

	Generation (MUs)		Generation Availability		Plant Load Factor (PLF)	
	FY10	*FY09*	FY10	*FY09*	FY10	*FY09*
Khopoli	259	*274*	98%	*96%*	41%	*43%*
Bhira (Old)	349	*221*	99%	*98%*	27%	*17%*
Bhira Pumped Storage Unit	542	*356*	99%	*90%*	41%	*27%*
Bhivpuri	305	*300*	97%	*96%*	46%	*46%*
Total	**1,455**	***1,151***	**99%**	***95%***	**37%**	***29%***

4.2.2 Transmission

The Company has about 1,100 Circuit Kms. of transmission network in Mumbai Operations area, comprising 973 Circuit Kms. of 220 kV / 110 kV overhead lines and 124 Circuit Kms. of 220 kV / 110 kV underground cables, which connects Trombay and the hydro generating stations to 17 receiving stations (RSs) spread across the Mumbai Operations area. The transmission lines are used by the Company's own distribution business, Brihanmumbai Electric Supply and Transport Undertaking (BEST) and Reliance Infrastructure Limited (RInfra). The major highlights for the year:

- Capacity expansion was completed for meeting projected growth in Distribution Companies (discoms) and Railway load requirement.
- Under Jan Jagruti Abhiyaan 2010 initiative, an awareness campaign for community safety and overhead line fault reduction, awareness programs for school children were held in Borivali and Kalyan section, covering 1,115 students from 6 schools.

During the year, transmission grid availability was 98.86% as against the Maharashtra Electricity Regulatory Commission (MERC) norm of 98%.

4.2.3 Distribution

The Company's distribution business in Mumbai has attained tremendous growth during the year with the addition of 4,225 consumers on the Company's wires and 28,270 changeover consumers. MERC, in its order dated 15th October, 2009, allowed changeover of consumers from RInfra to the Company and vice versa (Refer Section 12.4.4). The major highlights for the year:

- All reliability indices have improved compared to the previous year due to faster restoration of power supply to consumers using distribution automation system and reduction in interruptions due to network improvement.
- To meet the increased demand with changeover of consumers, the Company has undertaken various actions including commissioning 2 distribution substations (DSS), 50 consumer substations (CSS) and 105 Circuit Kms. of cable network



(the highest since FY01) to take the total network length to more than 1,350 Circuit Kms., development of 'Customer Connect' portal for consumers, 'Fleet on Street' team with laptop computers and web access, etc.

- Tata Power Distribution was bestowed the Gold Shield by the Ministry of Power, Government of India under its Comprehensive Award Scheme for meritorious Operations and Maintenance (O & M) performance in the power sector for FY09.

4.3 Tata Power Captive Power Plant (CPP) / Independent Power Producer (IPP) business

Table 4 : Details of thermal power generation for FY10 – CPP / IPP

	Generation (MUs)		Generation Availability		Plant Load Factor (PLF)	
	FY10	*FY09*	FY10	*FY09*	FY10	*FY09*
Jojobera	3,002	*3,009*	93%	*94%*	80%	*80%*
Belgaum	394	*447*	79%	*91%*	55%	*63%*
Haldia	608	*179*	89%	*85%*	70%	*17%*

4.3.1 Jojobera Thermal Power Station

The Jojobera Thermal Power Station in Jharkhand has an installed capacity of 428 MW. During the year, the station recorded a generation of 3,002 MUs as compared to 3,009 MUs in the previous year. Unit 1 and Unit 3 underwent complete turbine overhaul for the first time since their commissioning, resulting in significant improvement in the heat rate of these Units.

4.3.2 Belgaum Thermal Power Station

The Belgaum Thermal Power Station, an IPP in Karnataka, has a heavy fuel oil based generation capacity of 81 MW. During the year, the plant generated 394 MUs as compared to 447 MUs in the previous year, a decrease of 12% due to lower demand by Karnataka Power Transmission Corporation Limited during the rainy season. Major overhaul was carried out for Units 1, 3 and 4.

4.3.3 Haldia Power Plant

During the year, the Company commissioned Unit 3 of 30 MW, resulting in increase in the installed capacity of the plant to 120 MW. These Units use hot coke oven gas from Hooghly Metcoke and Power Company Limited to produce steam for power generation. One sixth of the power generated is contracted to West Bengal State Electricity Distribution Company Limited and the balance is traded through Tata Power Trading Company Limited (Tata Power Trading). During the year, the collective generation of all Units was 608 MUs. The Company completed major repairs on Unit 1, annual overhauling of 6 boilers of Unit 2 for license renewal and renovation job of both circuits of 132 kV transmission line.

4.4 Wind Generation

During the year, the Company commissioned an additional 42 MW of wind power capacity, taking the total capacity to 201 MW. The installed capacity for wind power generation at various locations is given in Table 5.

Table 5 : Details of installed capacity - wind

Location	State	Installed Capacity (MW)
Supa	Maharashtra	17
Bramanvel	Maharashtra	11
Khandke	Maharashtra	50
Samana	Gujarat	50
Gadag	Karnataka	50
Sadawaghapur	Maharashtra	18
Visapur	Maharashtra	4
Total		**201***

* Total does not add up due to rounding off.

The collective generation by the wind farms was 320 MUs during the year as against 177 MUs in the previous year.



4.5 Power Services Business

The Power Services business is a new division created within the Company with a view to leverage the Company's capability and experience in power plant operations and maintenance, project management, EPC management, specialized testing services and all related activities. It offers customized solutions to new as well as existing power plants and distribution networks. The Company has signed an MoU with Korea East West Power Company Limited, one of the largest generation utilities of the Republic of Korea (South Korea), initiating technical cooperation in the field of O&M of generation assets. During the year, the Power Services division has bagged contracts as below:

- O&M Service for upcoming 80 MW coal fired thermal power plant at Gummidipoondi, Chennai of OPG Power Generation Private Limited.
- Project Management Services for 300 MW coal fired thermal plant at Bhadreshwar in Gujarat of OPG Power Gujarat Private Limited.
- Specialised Services - GIS Testing Services were delivered to Utility EnergyTech for HV testing of 245 kV GIS at 3 substations in Mumbai.
- EPC Management Services - EPC job of 11 kV package substation along with cables for National Stock Exchange of India Limited, Mumbai.

4.6 Other business - Tata Power Strategic Electronics Division (SED)

SED has been a leading domestic player in the defence systems and engineering space for over four decades and has now emerged as a prime contractor to Ministry of Defence (MoD) for indigenous defence products and systems. SED is closely working with MoD and defence laboratories to provide products and solutions for the defence requirements of the country, and is now recognised as one of the premier suppliers of weapon systems in India.

During FY10, SED had a turnover of Rs. 122.84 crores as against Rs. 101.01 crores in FY09, a growth of 22%. SED ended the year with an order backlog in excess of Rs.198 crores. During the year, SED scored a number of achievements. Notable among them are:

- SED successfully cleared the Joint Receipt Inspection (JRI) for the first two lots of Pinaka launchers and command posts. The third and fourth lots have successfully undergone Factory Acceptance Tests.
- SED has recorded significant success in the offsets opportunity by clinching five orders worth about Rs. 13 crores from IAI, Israel. Phased deliveries have already started.
- Phase II of Bengaluru factory upgrade is underway.

With increased private sector participation in defence, SED has the necessary credibility and capability to be a long term reliable partner for India's defence forces.

5. NEW GENERATION PROJECTS

5.1 Coastal Gujarat Power Limited

CGPL, the Company's wholly owned subsidiary, is implementing the 4,000 MW Ultra Mega Power Project (UMPP) at Mundra in Gujarat. The project, estimated to cost Rs. 17,000 crores, is progressing as per schedule, with engineering, procurement and construction activities in full swing. The cumulative progress till the end of March 2010 was approximately 53% with total capital commitments of over 81% of total equipment ordering and a total actual expenditure of Rs. 7,270 crores. Civil, structural, mechanical, electrical and control and instrumentation work is underway with over 11,500 direct and indirect workmen deployed at the site.

The boiler hydro - test for Unit 1 was successfully completed on 31st March, 2010. 220 kV substation has been charged and construction power is being drawn from this. The first Unit is expected to be commissioned during the first half of FY12, as per accelerated commitments given by the Company to the power procurers. Rapid progress is being made on the other Units as well. The progress of construction activities for the critical linkages viz. port and transmission being undertaken by Mundra Port and Special Economic Zone Limited and Power Grid Corporation of India Limited (PGCIL) respectively are also progressing as per schedule. Adequate safety measures have been put in place including training and systems developed with the help of leading safety experts like DuPont. Safety events are organized regularly to sensitize workers.

The Company is receiving loan disbursements as per the funding plan. CRISIL has assigned CGPL 'A+' rating reflecting the good progress made by the project.

CGPL has taken several initiatives for the local community in the area of livelihood and income generation, education and health as part of its community relationship programme involving local communities. A green belt development plan is being prepared to enhance environment improvement in the project area.

The Company and CGPL each have a subsidiary in Singapore - Trust Energy Resources Pte. Limited and Energy Eastern Pte. Limited respectively - for meeting the coal and shipping requirements of the project.

5.2 Maithon Joint Venture Project

Maithon Power Limited (MPL), a joint venture (JV) between the Company (74%) and Damodar Valley Corporation (26%), is constructing a 1,050 MW (2 x 525 MW) power plant at Maithon in Jharkhand. The Company is rendering project management services to MPL and will provide O&M services to MPL post commissioning.

The project has received all the statutory clearances including environmental clearance from the Ministry of Environment and Forests (MoEF). All the Power Purchase Agreements (PPAs) have been signed and power evacuation arrangement is in place.

Ordering for all packages has been completed within the budget. Major equipments like boiler drum, boiler pressure parts, cooling towers, turbine equipments, etc. have already been erected and balance work is progressing as per schedule. Unit 1 is expected to be commissioned in the second half of FY11, the major challenge being the railway linkage from the main line. However, coal transportation by road is being worked out for Unit 1 to ensure timely commissioning.

MPL is firming up fuel supplies from Coal India Limited and its subsidiaries and certain identified sources. Fuel Supply Agreement (FSA) has been signed with Bharat Coking Coal Limited for supply of 1.6954 million tonnes per annum (MTPA) on 26th March, 2010.

5.3 Diesel Generation (DG) Capacity

The Company has sold 6 DG sets (60 MW capacity) in view of high fuel costs. The remaining 4 DG sets are being refurbished and will be progressively commissioned in the coming year.

5.4 International Projects

5.4.1 Dagachhu Hydro Power Project, Bhutan

The 114 MW (2 x 57MW) Dagachhu project is being implemented by the Company jointly with Druk Green Power Corporation Limited of Bhutan. Ordering for the project has been completed and contractors have mobilized at site. All statutory clearances, land, water and environment clearances have been received and PPA for the entire quantum of power has been signed. The project is expected to be commissioned in FY14.

5.5 Renewable Projects

5.5.1 Wind Power

The Company is developing wind power projects of over 200 MW, of which 150 MW is proposed to be commissioned during FY11 in Maharashtra and Tamil Nadu.

5.5.2 Solar Power

The Company is implementing a 3 MW grid connected solar photovoltaic (PV) plant, one of the largest of its kind in India. Work has commenced at the site. The National Solar Mission mandates that sub - 5 MW grid connected solar power projects sell power to the State discom. Project commissioning is expected in Q2 FY11.

5.6 Projects Under Planning

5.6.1 Coastal Maharashtra Project

During the year, the Company has made substantial progress in the project. Rehabilitation and Resettlement (R&R) authority of Government of Maharashtra (GoM) has approved R&R proposal of the Company. GoM has issued the gazette notification in October 2009 under Section 32 (1) of the Maharashtra Industrial Development Act, 1961. Environmental clearance for the project (initial phase – 1,600 MW) has been granted by MoEF expert committee. Lease agreement for water front usage and construction of coal berth has been signed with Maharashtra Maritime Board. The plant is expected to be commissioned within 3 years of completion of the land acquisition, which is expected to be completed during the year.

5.6.2 Naraj Marthapur Project, Orissa

The major clearances for the 1,320 MW Naraj Marthapur project have been obtained. Process is on for obtaining environmental clearance from MoEF. The plant is expected to be commissioned within 3 years of completion of the land acquisition, which is expected to be completed during the year. The Company has been allotted the Mandakini coal block located in the Angul district of Orissa, estimated to have reserves of 291 million tonnes, along with Monnet Ispat and Energy Limited and Jindal Photo Limited. The mining plan is already approved and the detailed project report has been prepared. Land acquisition process has started. Coal production is scheduled to start by Q4 FY11. The Company will get a coal supply of 2.5 MTPA for about 660 MW generation at the Naraj Marthapur thermal power plant in Orissa. The balance coal requirement for the project is proposed to be secured through linkage coal.

5.6.3 Tiruldih Power Project, Jharkhand

The Company has initiated steps to acquire 900 - 1,200 acres of land at Tiruldih in Seraikela Kharsawan district of Jharkhand to set up 1,980 MW (3 x 660 MW) power plant in 2 phases, as part IPP and part CPP for Tata Steel Limited (Tata Steel) through Industrial Energy Limited (IEL), a JV of the Company (74%) with Tata Steel (26%). The process of land acquisition has commenced and is expected to be completed by the end of FY12. The commissioning of the plant is expected to take about 3 years thereafter.

The Company was allotted the Tubed coal block jointly with Hindalco Industries Limited (Hindalco). This block is estimated to have about 120 million tonnes of reserves and is located in the Latehar district of Jharkhand. Hindalco and the Company have formed a JV company, Tubed Coal Mines Limited, to develop the coal block. Mining Plan has been approved for 6 MTPA of which the Company's share of 2.4 MTPA is expected to suffice for about 660 MW of thermal generation. The balance coal requirement for the plant is proposed to be secured through Tata Steel and linkage coal. The coal block is expected to be operational by FY13.

5.6.4 Project Trust (Corus), The Netherlands

The Company and Tata Steel are in discussions to develop the 525 MW (3 x 175 MW) production gases based project at Ijmuiden in The Netherlands.

5.6.5 Tamakoshi - 3 Hydro Electric Project, Nepal

Discussions are on with SN power for jointly setting up this project (expected to be 880 MW) and providing surplus power for sale in Indian markets on merchant basis. SN Power is in discussions with the Government of Nepal for the clearances required.

6. KEY SUBSIDIARIES

6.1 Industrial Energy Limited

IEL has commissioned its first 120 MW Power House 6 (PH6) inside Tata Steel Works at Jamshedpur. This Unit utilizes the waste blast furnace gas from Tata Steel. During the year, PH6 generated 563 MUs.

Table 6 : Details of thermal power generation for FY10 – IEL

	Generation (MUs)		Generation Availability		Plant Load Factor (PLF)	
	FY10	*FY09*	FY10	*FY09*	FY10	*FY09*
IEL – PH6 Jamshedpur*	563	-	89%	-	54%	-

* Commissioned in FY10.

IEL is also implementing the following project:

6.1.1 Unit 5 at Jojobera

A 120 MW coal based power plant is being constructed at the Company's existing site at Jojobera. All the major construction works at the site have been completed and the Unit has been synchronized on 13th April, 2010. Balance work related to mills, bunkers, coal handling and ash handling system is in progress. Commercial Operation Declaration for the Unit is expected in the first half of FY11.

6.2 Maithon Power Limited

MPL is constructing a 1,050 MW (2 x 525 MW) power plant at Maithon in Jharkhand (Refer Section 5.2).

6.3 Powerlinks Transmission Limited (PTL)

PTL is a JV between the Company (51%) and PGCIL (49%). PTL transmits power from the 1,020 MW Tala Hydro Electric Power Project in Bhutan and surplus power from the Eastern / North - Eastern region of India through its transmission lines between Siliguri (West Bengal) and Mandaula (Uttar Pradesh), spanning a distance of 1,166 Kms. The availability of transmission line was maintained at 99.94% for Eastern Region and 99.79% for Northern Region in FY10 as against the minimum stipulated availability of 98%.

During FY10, PTL has earned revenues of Rs. 300.98 crores, a growth of 18% over previous year revenues of Rs. 254.49 crores and a PAT of Rs. 108.09 crores, a growth of 65% over the previous year PAT of Rs. 65.34 crores. PTL has recommended a dividend of Rs. 1.8 per share for FY10.

6.4 North Delhi Power Limited

NDPL, a discom supplying power to North Delhi, is a subsidiary of the Company (51% share), the balance being held by Delhi Power Company Limited (a Government of Delhi undertaking). NDPL services over one million consumers spread over 510 sq. kms. in the North Delhi area. The peak load in this area is about 1,259 MW, with energy consumption of over 6,900 MUs.

NDPL has earned revenues of Rs. 3,393.81 crores during FY10, a growth of about 38% over the previous year (Rs. 2,463.70 crores). The Company earned PAT of Rs. 350.73 crores in FY10 compared to Rs. 171.47 crores in FY09. PAT for FY10 includes reversal of deferred tax liability of earlier years amounting to Rs. 139 crores. The Aggregate Technical and Commercial (AT&C) losses have been reduced at the end of FY10 to around 14.7% against the regulatory target of 18.7%.

During FY10, NDPL was bestowed the National Award (Silver Shield) for Meritorious Performance for 2008-09 by the Ministry of Power, Government of India, the Asian Power Utility of the year Award for 2009 by Asian Power Awards, Singapore, and the IMM Eminent Organization Award for Excellence by the Institute of Marketing and Management.

6.5 Tata Power Trading Company Limited

Tata Power Trading, incorporated in December 2003 with an equity capital of Rs. 2 crores, was the first company in India to receive a power trading license from the Central Electricity Regulatory Commission (CERC) in June 2004.

Tata Power Trading transacted 4,075 MUs during the year as compared to 2,996 MUs in the previous year and has shown a CAGR of 43% over the past 5 years. It was ranked the third largest trader with a market share of 9.83% in 2009. This has resulted in about 9% increase in revenues to Rs. 2,357.72 crores from Rs. 2,171.93 crores in the previous year. The PAT increased by 8% to Rs. 8.24 crores as against Rs. 7.63 crores in the previous year.

6.6 NELCO Limited (NELCO)

NELCO, established in 1940, is listed on Bombay Stock Exchange Limited (BSE) and National Stock Exchange of India Limited (NSE). The Company, along with its subsidiary, holds 50.1% stake in NELCO.

NELCO's current businesses cater to defence, railways, steel plants and energy sector through various products and solutions of integrated security solutions (intrusion detection, border security and surveillance, homeland security solutions, etc.), power electronics (converters and control electronics) for railways, energy saving drives solutions for industries and Supervisory Control and Data Acquisition (SCADA) systems for power utilities. Tatanet Services Limited (Tatanet), a subsidiary of NELCO, provides satellite connectivity solutions to more than 400 corporates and enterprises in India through VSAT and sets up turnkey communication networks in India and abroad. NELCO proposes to transfer the undertakings which comprise traction electronics, SCADA and industrial drives businesses as a 'going concern' on a slump sale basis to Crompton Greaves Limited for a total consideration not exceeding Rs. 92 crores, subject to the receipt of all consents, approvals and permissions as may be required, including the consent of the shareholders of NELCO.

During the 18 months period ended 30th September, 2009, NELCO has posted a turnover of Rs. 354 crores and net profit of Rs. 3.28 crores. NELCO had extended its financial year by 6 months upto 30th September, 2009.

6.7 Af-Taab Investment Company Limited (Af-Taab)

Af-Taab is a wholly owned investment subsidiary of the Company. During FY10, Af-Taab earned an operating income of Rs. 39.55 crores and PAT of Rs. 15.07 crores, as against Rs. 11.79 crores and Rs. 3.86 crores respectively in FY09.

6.8 Chemical Terminal Trombay Limited (CTTL)

CTTL is a wholly owned subsidiary of the Company offering warehousing facility for organic and inorganic chemicals including petrochemicals. During FY10, CTTL earned an operating income of Rs. 11.15 crores and PAT of Rs. 3.41 crores, as against Rs. 10.64 crores and Rs. 2.88 crores respectively in FY09.

7. INVESTMENTS IN INDONESIAN COAL COMPANIES

The outstanding debt taken for the acquisition of a 30% stake in two major Indonesian coal companies, PT Kaltim Prima Coal and PT Arutmin Indonesia and related companies (Coal Companies) stood at USD 695 million as on 31st March, 2010 compared to USD 764 million as on 31st March, 2009.

The performance of the two Indonesian thermal coal companies, viz. PT Kaltim Prima Coal and PT Arutmin Indonesia continued to be robust. The production during calendar year 2009 was 63 million tonnes as against 53 million tonnes in 2008. The coal companies have continued to enjoy robust operational performance. Coal prices have shown good recovery in FY10 and it is expected that the strong trend will continue.

The equity interest in the two Indonesian coal companies provides a natural hedge for the power business which uses imported coal against rising coal prices, besides providing security of fuel supply through the offtake agreements.

8. SUSTAINABILITY AT TATA POWER

Sustainability forms the core of the Company's vision "To be the most admired Integrated Power and Energy Company delivering sustainable value to all stakeholders". In fact, the Company owes its very existence to its founder Mr. Jamsetji Tata's vision that "Clean, cheap and abundant power is one of the basic ingredients for the economic progress of a city, state or country". The vision of our founder is the guiding principle for our sustainability initiatives.

At Tata Power, Sustainability integrates economic progress, social responsibility and environmental concerns with an objective of improving the quality of life for all stakeholders, now and for generations to come. The Company views it as an opportunity to make a difference and remain committed to the issues of resource conservation, energy efficiency, environment protection and enrichment and development of local communities in and around our areas of operations. It is an integral part of the Company's objective of 'Leadership with Care'.

In its drive towards a clean environment, the Company is trying to set standards in the development and implementation of cutting edge eco - friendly technologies and processes for energy management. The Company is working with policymakers and regulators to advance technology, strengthen the renewable energy portfolio, accelerate the development of cost effective energy efficiency programs and manage consumers' demand for electricity. The Company has also tied up with various organizations engaged in cutting - edge research in the renewables space and is piloting projects based on geothermal energy, solar concentrators, biomass gasification, etc. - all with a view to bring these to commercial operation and scale in the medium term. During the year, the Company has notched up a number of achievements in relation to Sustainability, chief of which are as below:

- The Company has been bestowed two awards - the Golden Peacock CSR Award and the TERI Corporate Awards 2008 – 2nd prize – for Business response to HIV / AIDS.
- A BPO unit at Khopoli, a JV of the Company, Mannat Foundation (an NGO formed by the Company) and Tata Business Support Services Limited has provided jobs to 167 local people in the catchment areas of the Company's hydro power stations.
- 84 Self - Help Groups were formed by 1,350 members in Hydros and Mundra.
- Improvement of comprehensive education programme has benefited over 8,000 students of 100 schools in Maithon, Jharkhand.
- Employee volunteers have contributed a total of 2,311 hours for various social and environmental causes.
- In order to conserve and protect the existing biodiversity in the vicinity of the Mundra UMPP, a comprehensive survey has been carried out for one year for baseline data collection. Such studies will be carried out for all new project sites and repeated periodically.
- The establishment of the green belt and other green zones at Mundra has helped in generating livelihood opportunities for local populations especially womenfolk in plant and nursery maintenance, making of clay pitchers, etc.



- Rain water harvesting has commenced at Maithon, Corporate Center - Carnac and Salsette RS.
- Program on cost sharing basis for investment grade energy audit has been launched to commercial customers having load demand > 100 kVA and industrial customers having load demand > 500 kVA.
- MERC has given its approval for energy efficient T5 fluorescent tube light (FTL) pilot program for the Company's consumers. Under this program, the Company will offer 50,000 FTLs with electronic ballast at a discounted price to its end consumers.
- Energy audit of the Company's installations has been completed at Khopoli, Corporate Center - Carnac, Dharavi RS, SED and Trombay residential colony to explore various opportunities in energy efficiency and energy conservation.
- 2.82 KW Solar / hybrid wind turbine demonstration project has been commissioned at Mankhurd substation for meeting the lighting requirements of control room.
- The Company has formed an Advisory Group for its 'Architecture of Care' initiative, as well as an Architecture Cell. The administrative buildings of Maithon and Mundra are being designed as green buildings for environmental efficiency, use of local materials and conservation of natural resources to achieve gold certification as per India Green Building Code.
- Tata Power Energy Club – In FY10, the Club became a national movement on energy conservation, covering more than 250 schools across Mumbai, Delhi, Pune, Ahmedabad, Bengaluru, Kolkata, Belgaum, Jamshedpur and Lonavla on the subject of energy conservation. The Club has sensitised over 1 million citizens and has helped save over 1 million units so far.
- Sustainability awareness sessions have been conducted at various locations of the Company. A total of 899 employees have been covered till March 2010.

9. GLOBAL COMPACT COMPLIANCE

The Company has been reporting data since 2006 as per the Global Compact Initiative taken up by the Secretary General of the United Nations in 2002. The Compact requires businesses to adhere to Ten Principles in the areas of human rights, labour standards, environment and anti - bribery. The Company submitted to the Global Compact website its 'Communication on Progress' as required in respect of implementation of the Ten Principles in its business processes. Additionally, the Company published its Annual Corporate Responsibility Report, as per the new GRI 'G3' guidelines released in 2005.

10. SAFETY

The Company has given safety a high priority, appointing DuPont as a consultant to guide it on its journey to Safety Excellence. A number of initiatives have been taken to embed a culture of safety and safe working practices in the organisation. A detailed corporate safety action plan has been prepared, including the activities that will be guided and supervised by DuPont staff and by the Company staff on a monthly basis. An Apex Safety Committee - chaired by the Managing Director - reviews the Company's safety performance every month and guides the implementation of detailed action plans through Central Safety Committees and Site Implementation teams at all sites. Five Corporate Committees for Safety Observations, Incident Investigation, Rules and Procedures, Capability Building and Contractors Safety Management act as 'Keepers of Standards', introducing new and improved procedures, systems and processes for implementation through the Apex Safety Committee and the local counterparts of the five corporate committees. New safety work procedures in line with DuPont methodologies have been developed and are being implemented. Intensive training modules have been organised by DuPont as well as DuPont trained trainers. Safety requirements have been drilled down to the level of contractors' employees and made a part of all contracts.

The Company has also deployed software for recording, analyzing and reporting the results of Safety Training Observation Program (STOP) audits, a proprietary DuPont methodology for safety observations. Additionally, software for safety audits and incident reporting including near - misses with tracking of implementation of recommendations has been deployed. A cross functional audit team trained by DuPont has been conducting audits against safety standards at our project sites at regular intervals.

11. RENEWABLES AND NEW TECHNOLOGY

The Company is a member of the Cleantech Forum and various web sites, which helps it to keep abreast of the Research and Development (R&D) updates on clean technologies. Periodic visits with vendors and participation in conferences also assist in identifying and selecting companies for reviewing. Interactions are on with faculty members from the Indian Institute of Technology (IIT) - Bombay, Mumbai University Institute of Chemical Technology (ICT), Massachusetts Institute of Technology (MIT), University of California at Berkeley, Purdue and Washington Universities to stay updated on technology. Various technologies in a variety of areas like algae for CO_2 absorption, carbon capture reuse and storage, fuel cell (telecom tower application), gasification (biomass, coal), solar (photovoltaic, thin - film and concentrated thermal), micro - turbine wind energy generation, etc. are being evaluated. During the year, the Company has continued to expand its presence in the field of renewable energy. Some key highlights are:

- **Geothermal** – The Company has invested in Geodynamics, a leading Australian company in enhanced geothermal systems with a view to bring the learnings from the investment to India.The Company has invested AUD 50 Million in the project so far.
- **Solar Concentrated Thermal** – The Company is working on two different technologies – a 1 MW unit in association with IIT Bombay and a 500 KW unit with ICT and Tata Steel.
- **Floating Solar PV** – During FY11, the Company is planning to test a 13.5 KW pilot unit at Walwhan dam.
- **Micro - Wind** – During FY11, the Company proposes to test a 2 KW micro horizontal axis wind turbine and a vertical axis wind energy generator.

12. CORPORATE SERVICES

12.1 Financing

The Company successfully completed a GDR offering of USD 335 million (originally USD 250 million but upsized on demand), issuing 14,838,110 GDRs (each GDR representing one share of the Company) at USD 22.577 per GDR (Rs. 48.27 is the reference exchange rate), at a tight discount of 3.23% to the closing market price of the Company's share prevailing on the day of the issue, in July 2009. The proceeds of the issue will be utilised mainly to meet equity requirements of the Mundra and Maithon projects. The Company has since repaid all its outstanding short term loans - Rs.100 crores from HDFC Bank Limited in July 2009 and commercial paper of Rs. 168 crores in September 2009. The Company has also prepaid a long term corporate loan from IDBI Bank Limited of Rs. 290 crores in August 2009, carrying an interest rate of 13.50%, to reduce interest costs. In November 2009, the Company successfully completed a 1.75% FCCB issue of USD 300 million. The bonds are convertible at Rs. 1,456.125 per share (at a 10% premium over the closing price of the Company's shares on NSE on 5th November, 2009) and bear a yield to maturity of 3.5% p.a. Of the USD 200 million FCCB issue made in 2005, out of 200,000 bonds issued, all the bonds were converted except for 90 bonds which were redeemed through a payment of USD 104,610 by the Company in February 2010.

In Q4 FY10, the Company raised two loans, one from IDFC Limited of Rs.150 crores and the other from HDFC Bank Limited of Rs. 600 crores. These loans are to finance the debt requirements (70% of the capital expenditure) of the Mumbai Operations.

During the year, Standard and Poor's affirmed the Company's 'BB-' rating and revised the outlook to 'Positive' from 'Stable', reflecting the Company's progress on its projects under execution. Moody's re - affirmed its rating outlook on the Company's long term borrowing program at 'Stable' with 'Ba3' rating in January 2010. CRISIL has revised its rating outlook on the Company's long term borrowing programme and bank facilities to 'Positive' from 'Stable', and re - affirmed the rating at 'AA' in October 2009. Similarly, ICRA has revised the outlook to 'Positive' from 'Stable' and retained the rating at LAA in December 2009.

12.2 Business Excellence

- **Tata Business Excellence Model (TBEM)**

  During the year, the Company's efforts on its journey of Business Excellence received a significant boost with the Company being bestowed with the prestigious JRD QV Award. The assessment report received after the assessment has been reviewed and action plans have been drawn up to take the Company to the next higher level of excellence.

- **Organisation Transformation (OT)**

  The OT exercise rolled out during FY09 made significant progress. As per the original plan, a group of 120 officers were to undergo a total of 5 modules in 6 batches, spread over 18 months. The programme is moving ahead as per plan. Another OT initiative, LASER (Learn, Apply, Share, Enjoy, Reflect), aimed at achieving high standards of shop - floor excellence and strengthening the relationships between front - line officers and workmen achieved high levels of success, in terms of relationship building, improving operational efficiencies, and improving the workplace through



programmes like autonomous maintenance, 5-S and focused improvement projects, etc. A total of around 150 projects were undertaken, covering around 900 employees.

- **Enterprise Process Model**

  The Enterprise Process Model introduced two years ago to streamline the processes in the Company was further strengthened during the year through a review and improvement process.

- **Benchmarking and Innovation**

  A separate benchmarking cell has been created to focus entirely on benchmarking. The team is pursuing best practices to achieve improvements on operating parameters based on benchmarks from a study by Solomon Associates (USA), a similar study undertaken for hydros in collaboration with SN Power (Norway) and benchmarking exercise between NDPL and Tata Power (Distribution), resulting in improvements across both entities. The Company also launched an improved knowledge management initiative called SKY (Seeking Knowledge from You; Sharing Knowledge with You). SKY is a people-to-people connect to help each other with the tacit knowledge available with each individual.

12.3 Human Resources Development

During FY10, net addition to manpower was 268 people, taking the total to 3,809. During the year under review, a number of HR initiatives were taken to supplement the Company's effort towards business sustainability and growth.

- **Employee Engagement**

  Based on the employee engagement (Q12) and satisfaction survey by Gallup in FY09, VOICES communication and action planning workshops were conducted to communicate the survey findings and facilitate formulation of action plans at different divisions to address areas of concern. Q12 action planning workshops were conducted for improving engagement.

- **Training**

  A number of training programmes were conducted to ensure development of the required competencies. The Company signed a long term MoU with the National Institute of Construction Management and Research (NICMAR) to enhance project management competency of its employees.

- **Talent Management and Succession Planning**

  To identify the right talent and develop a pipeline of key resources, the Company has a structured Talent Management process whereby high potential officers were identified and Individual Development Plans prepared to hone their potential. To provide fast track career growth opportunities and leadership exposure to bright young officers, Accelerated Career Enhancement (ACE) scheme was implemented in FY09. In the second year of this initiative, six officers have been selected for ACE 2010. Three ACErs selected in 2009 have been placed in key departments. Another initiative, Forum of Rising Talent (FORT), consisting of a team of young officers was formed based on the concept of shadow board to build leadership pipeline. As a leadership development initiative, Multirater System was initiated where the entire top management team went through the Multirater workshop and feedback obtained by the leaders has been shared with their direct reports. The Company undertook a detailed succession planning exercise taking into account the normal attrition rate and the criticality of the function.

- **Performance Management System (PMS)**

  The PMS is a well evolved system with appraisal letters being issued within a month of closure of the financial year, for the fourth year in a row.

- **Industrial Relations**

  On the industrial relations front, the Company enjoyed a cordial year.

12.4 Regulatory matters

12.4.1 Tariff Petition with MERC

The Company filed its Annual Performance Review (APR) for FY10 and Annual Revenue Requirement (ARR) petition for FY11 with MERC. The public hearing for the same has been completed and the orders are awaited.



12.4.2 MERC tariff order for Unit 8

The Company had commissioned its Trombay Unit 8 on 29th March, 2009. Thereafter, the Company filed a petition for approval of the fixed costs and tariff for Unit 8 for the portion of the capacity contracted with BEST and the Company's distribution business. MERC has issued the tariff order for the same vide its order dated 19th January, 2010.

12.4.3 Appeals against MERC tariff orders

Regulatory inputs in the APR petition in view of the Appellate Tribunal for Electricity (ATE) judgement has enabled recovery of the past disallowances by MERC in its earlier tariff orders. MERC has also clarified the Company's right to claim under recoveries from BEST and RInfra on account of erroneous computations in MERC's previous tariff order. The Company had filed appeals in the ATE in regards to certain disallowances in the tariff orders for FY10 as well as certain disallowances and directives in the tariff order for Unit 8.

12.4.4 Mumbai Distribution Business

On an appeal filed by the Company, the Supreme Court, by its landmark judgement of 8th July, 2008, set aside the orders of MERC and ATE and has upheld the Company's right to supply electricity in retail directly to all consumers. This has paved the way for the Company to grow its distribution business. Subsequently, MERC issued a clarificatory order dated 22nd July, 2009 defining the wheeling charges payable by consumers seeking power supply from the Company using RInfra's distribution network. In order to cater to the large number of requests received from potential consumers seeking to switch over from RInfra, the Company filed a petition in MERC seeking clear guidelines for an 'Operational Protocol' for supplying power to consumers using RInfra's network. Interim order defining the 'Interim Operational Protocol' has been issued on 15th October, 2009. The order is pathbreaking, in that it allows the consumers to choose their supplier between RInfra and Tata Power, thus establishing a viable alternative for reform in the distribution sector in the country. It also, for the first time, separates the wires from the supply business in distribution. So far, more than 28,000 consumers have changed over from RInfra to the Company, thereby resulting in increased sales. Further, the Company has been receiving almost 500 new applications everyday from consumers seeking changeover to the Company.

12.4.5 Power Purchase Agreements

The Supreme Court, by its landmark judgement of 6th May, 2009, approved the PPAs signed by the Company with BEST for 800 MW and with Tata Power (Distribution) for 477 MW, which were earlier approved by MERC. On an appeal filed by RInfra, the ATE had set aside the PPAs approved by MERC and directed MERC to consider the question of approval of PPAs afresh along with the contentions raised by RInfra. The Supreme Court has also held that Section 23 of the Electricity Act, 2003 (EA 2003) does not give any jurisdiction to MERC to allocate any power to a non - contracting discom.

Immediately after the judgement of the Supreme Court, the Company notified RInfra of its intention to stop supplying 460 MW power to it from 1st April, 2010, giving RInfra a notice of over 9 months to arrange power on long term basis for its consumers in line with its obligations as a distribution licensee under the EA 2003. The Company subsequently signed a PPA for 160 MW for meeting the expected requirement of its own consumers for FY11 from this 460 MW capacity. Further, the Company signed an agreement with BEST to supply 100 MW of the remaining capacity. Rather than arrange power for its consumers, RInfra has instead approached the GoM for relief. The GoM formed a 5 member committee to study the situation and to submit a report on the same. On 7th May, 2010, the GoM issued a memorandum in which it suggested to continue to supply 100 MW to BEST from 1st May, 2010, 360 MW to RInfra till 30th June, 2010 and 200 MW to RInfra thereafter till 31st March, 2011. The Company's consumers were thus deprived of their lawful capacity of 160 MW from 1st April, 2010, putting an additional burden of power purchase on them (Refer Section 12.6.3 and 12.6.4 for subsequent developments).

12.4.6 Jojobera Operations

- **Tariff petition for FY09 and FY10 to Jharkhand State Electricity Regulatory Commission (JSERC)**

  Tariff order for Jojobera Units 2 and 3 was issued by JSERC on 20th January, 2010. JSERC has considered the terms enshrined in the PPA with Tata Steel upto FY11. Further, ARR petition of Jojobera Units 2 and 3 for FY11 (including truing - up for FY09 and APR for FY10) has been submitted to JSERC on 20th March, 2010.

  For FY12, JSERC has directed the Company to renegotiate the PPA terms in line with the JSERC Tariff Regulations and submit the ARR for FY12 within 6 months. The Company has filed an appeal in the ATE against the JSERC directive.



12.5 Risk Management

As part of the Risk Management Process, during the year the Company reviewed the various risks and finalized mitigation plans which were reviewed periodically by the Risk Management Committee. Futher, six Risk Management Sub - Committees (RMSCs) closely monitored and reviewed the risk plans periodically. Employees contribute to the risk identification process through the web based Risk Perception System.

The risk areas identified by the Risk Management Process were covered by the Internal Audit Plan and major risks were discussed every quarter at meetings of the Audit Committee of Directors.

12.6 Legal Matters

12.6.1 Standby Charges

On an appeal filed by the Company, the Supreme Court has stayed the operation of the ATE order, subject to the condition that the Company deposits an amount of Rs. 227 crores and submits a bank guarantee for an equal amount. The Company has complied with both the conditions. RInfra has also subsequently filed an appeal before the Supreme Court challenging the ATE order. Both the appeals have been admitted and are listed for hearing and final disposal.

12.6.2 Energy Charges and Take or Pay Obligation

MERC directed RInfra to pay Rs. 323.87 crores to the Company towards the difference between the rate of Rs. 1.77 per kWh paid and Rs. 2.09 per kWh payable for the energy drawn at 220 kV interconnection and towards its 'Take or Pay' obligation for the years 1998-1999 and 1999-2000. On an appeal filed by RInfra, the ATE upheld the Company's contention with regard to payment for energy charges but reduced the rate of interest. As per the ATE order, the amount payable works out to Rs. 56.12 crores (including interest), as on 31st May, 2008. As regards the 'Take or Pay' obligation, the ATE has ordered that the issue should be examined afresh by MERC after the decision of the Supreme Court in the appeals relating to the distribution licence and rebates given by RInfra. The Company and RInfra filed appeals in the Supreme Court. Both the appeals have been admitted and are listed for hearing and final disposal. The Supreme Court, vide its order dated 14th December, 2009, has granted stay against the ATE order and has directed RInfra to deposit with the Supreme Court a sum of Rs. 25 crores and furnish a bank guarantee for the balance amount. Pursuant to the liberty granted by the Supreme Court, the Company has withdrawn the above mentioned sum subject to an undertaking to refund the amount with interest, in the event the appeal is decided against the Company.

12.6.3 Writ Petition in the Bombay High Court

The Company has filed a Writ Petition in the Bombay High Court challenging the Memorandum and Report of the GoM dated 7th May, 2010 *inter alia* directing the Company to supply 360 MW power to RInfra upto 30th June, 2010 and thereafter 200 MW upto 31st March, 2011.

12.6.4 Petition in MERC

The Company has filed a petition in MERC challenging the refusal of the Maharashtra State Load Despatch Centre to schedule 160 MW power from Tata Power (Generation) to Tata Power (Distribution) pursuant to directions issued to it by the GoM, for giving effect to the directions in the memorandum dated 7th May, 2010. This 160 MW is required by Tata Power (Distribution) to meet the load requirement of its consumers in the Mumbai Operations area.

13. FOREIGN EXCHANGE EARNINGS / OUTGO

The foreign exchange earnings of the Company during the year under review amounted to Rs. 55.78 crores (previous year Rs. 327.60 crores), mainly on account of forex interest, etc. The foreign exchange outflow during the year was Rs. 1,592.13 crores (previous year Rs. 2,684.99 crores), mainly on account of fuel purchase of Rs. 1,254.97 crores (previous year Rs. 2,220.30 crores), repayment of foreign currency loans with interest thereon, NRI dividends and FCCB interest of Rs. 69.41 crores (previous year Rs. 272.21 crores) and purchase of capital equipment, components and spares and other miscellaneous expenses of Rs. 267.75 crores (previous year Rs. 192.48 crores).

14. DISCLOSURE OF PARTICULARS

Particulars required by the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 are given in the prescribed format as Annexure I to the Directors' Report.

Particulars of Employees: In terms of the provisions of Section 217 (2A) of the Companies Act, 1956 (the Act), read with the Companies (Particulars of Employees) Rules, 1975, the names and other particulars of employees are set out in the Annexure to the Directors' Report. However, having regard to the provisions of Section 219 (1)(b)(iv) of the Act, the Annual Report is being sent to all Members of the Company excluding the aforesaid information. Any Member interested in obtaining such particulars may write to the Company Secretary at the Registered Office of the Company.

15. SUBSIDIARIES

On applications made by the Company under Section 212 (8) of the Act, the Central Government, vide letters dated 9th April, 2010 and 13th May, 2010, exempted the Company from attaching a copy of the Balance Sheet, Profit and Loss Account, Directors' Report and Auditors' Report of the subsidiary companies and other documents required to be attached under Section 212 (1) of the Act to the Balance Sheet of the Company. Accordingly, the said documents are not being attached with the Balance Sheet of the Company. A gist of the financial performance of the subsidiary companies is contained in the report. The Annual Accounts of the subsidiary companies are open for inspection by any Member / Investor and the Company will make available these documents / details upon request by any Member of the Company or to any investor of its subsidiary companies who may be interested in obtaining the same. Further, the Annual Accounts of the subsidiary companies will be kept open for inspection by any investor at the Company's Head Office and that of the subsidiary company concerned and would be posted on the website of the Company.

16. DIRECTORS

Mr R K Misra, Nominee Director of Life Insurance Corporation of India (LIC) on the Board of the Company, resigned with effect from 31st July, 2009. The Board placed on record its appreciation of the valuable contribution made to the Company by Mr Misra.

Mr Thomas Mathew T was appointed as an Additional Director with effect from 7th August, 2009, in accordance with Article 132 of the Articles of Association of the Company and Section 260 of the Act. Mr Mathew holds office only upto the date of the forthcoming Annual General Meeting and a Notice under Section 257 of the Act has been received from a Member signifying his intention to propose Mr Mathew's appointment as a Director. Mr. Mathew is the Nominee Director of LIC on the Board of the Company.

Mr S Ramakrishnan was re - appointed as Executive Director of the Company with effect from 1st October, 2009 to 28th February, 2014.

In accordance with the requirements of the Act and the Articles of Association of the Company, Mr A J Engineer, Mr N H Mirza and Mr R Gopalakrishnan retire by rotation and are eligible for re - appointment.

17. AUDITORS

Messrs Deloitte Haskins & Sells (DHS), who are the Statutory Auditors of the Company, hold office until the conclusion of the ensuing Annual General Meeting. It is proposed to re - appoint DHS to examine and audit the accounts of the Company for FY11. DHS has, under Section 224 (1) of the Act, furnished a certificate of its eligibility for re - appointment. The Members will be requested, as usual, to appoint Auditors and to authorize the Board of Directors to fix their remuneration. In this connection, the attention of the Members is invited to Item No. 6 of the Notice.

Members will also be requested to pass a resolution (vide Item No. 9 of the Notice) authorizing the Board of Directors to appoint Auditors / Branch Auditors / Accountants for the purpose of auditing the accounts maintained at the Branch Offices of the Company, in India and abroad.

In accordance with the requirement of the Central Government and pursuant to Section 233 B of the Act, the Company carries out an audit of cost accounts relating to electricity every year. Subject to the approval of the Central Government, the Company has appointed M/s N I Mehta & Co. to audit the cost accounts relating to electricity for FY11.

18. AUDITORS' REPORT

The Notes forming part of the Accounts referred to in Auditors' Report of the Company are self - explanatory and, therefore, do not call for any further explanation under Section 217 (3) of the Act.

The consolidated financial statements of the Company have been prepared in accordance with Accounting Standard 21 on Consolidated Financial Statements, Accounting Standard 23 on Accounting of Investments in Associates and Accounting Standard 27 on Financial Reporting of Interest in Joint Ventures, issued by the Council of the Institute of Chartered Accountants of India.

19. CORPORATE GOVERNANCE

To comply with conditions of Corporate Governance, pursuant to Clause 49 of the Listing Agreements with the Stock Exchanges, a Management Discussion and Analysis Statement, Report on Corporate Governance and Auditors' Certificate, are included in the Annual Report.

20. DIRECTORS' RESPONSIBILITY STATEMENT

Pursuant to Section 217 (2AA) of the Act, the Directors, based on the representations received from the Operating Management, confirm that :

i) in the preparation of the annual accounts, the applicable accounting standards have been followed and that there are no material departures therefrom;

ii) they have, in the selection of the accounting policies, consulted the Statutory Auditors and have applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;

iii) they have taken proper and sufficient care to the best of their knowledge and ability for the maintenance of adequate accounting records in accordance with the provisions of the Act, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

iv) they have prepared the annual accounts on a going concern basis.

21. ACKNOWLEDGEMENTS

On behalf of the Directors of the Company, I would like to place on record our deep appreciation to our Shareholders, Customers, Business Partners, Vendors, both international and domestic, Bankers, Financial Institutions and Academic Institutions.

The Directors are thankful to the Government of India and the various Ministries, the State Governments and the various Ministries, the Central and State Electricity Regulatory authorities, Corporation and Municipal authorities of Mumbai and other cities where we are operational.

Finally, we appreciate and value the contributions made by all our employees and their families for making Tata Power what it is.

On behalf of the Board of Directors,

R N Tata
Chairman

Mumbai, 24th May, 2010

Annexure I to the Directors' Report

FORM B

FORM FOR DISCLOSURE OF PARTICULARS WITH RESPECT TO TECHNOLOGY ABSORPTION

Research and Development (R & D)

1. Specific area in which R & D carried out by the Company	Development of advanced algorithms for ballistic applications.
2. Benefits derived as a result of the above R & D	Import substitution product for applications in ballistic and fire control computers.
3. Future Plan of Action	Upgradation of existing fire control systems in artillery and armoured combat systems.
4. Expenditure on R & D (in Rs. lakhs)	
a) Capital	99.57
b) Recurring	52.69
c) Total	152.26

Technology absorption, adaptation and innovation

1. Efforts, in brief, made towards Technology Absorption, adaptation and innovation	IP based voice and data communication system.
2. Benefits derived as a result of the above efforts	State-of-the-art indigenous solutions for communication systems in noisy environments.
3. In case of imported technology (Imported during the last five years reckoned from the beginning of the financial year), following information may be furnished:	
a) Technology Imported	None
b) Year of Import	NA
c) Has technology been fully absorbed	NA
d) If not fully absorbed, areas where this has not taken place, reasons thereof and future plans of action	NA

New Technology Absorption

1. **Trombay**

- **LED Based Lighting**

  The Company has commissioned LED based lighting system at its Trombay housing colony. This has resulted in sizable energy savings and has a potential of reducing 175 tons of CO_2 emissions on an annual basis.

- **Fault Tolerant Distributed Control System**

  During the year, the Company has adopted the latest fault tolerant Distributed Control System to replace obsolete control systems at Trombay Unit 5. The older systems replaced were Furnace Safeguard Supervisory System, Boiler Controls and Turbine Governing System and were based on analog devices. The new systems based on state-of-the-art digital technology and with built in redundancies have enhanced the capability of maintenance and operations personnel to review plant disturbances and faults online and take immediate corrective action to avoid any generation loss.

- **Infrared thermography for online monitoring of 220 kV equipments**

  Trombay Thermal Power Station has introduced use of Infrared thermography for online monitoring of all electrical equipment in 220 kV switchyard. This technique using infrared camera helps early detection of developing hot spots on joints and other switchyard equipment. This technique is also used to monitor the health of transformers, radiators and bushings. Introduction of the technology has enabled the Company to avoid costly unplanned outages / maintenance and increased reliability at reduced cost by taking proactive steps to avoid any failure.

- **Upgrade of Unit 6 ID fan LCI drives**

  The Company has upgraded the LCI drives of all ID fans of Trombay 500 MW Unit 6 with the latest VME design of TMEIC-GE. The VME design provides improved reliability and less than half the number of circuit boards with 300 MHz Celeron® processor along with improved flexibility and diagnostics with state-of-the-art HMI. This has eliminated the tripping of ID fans due to the malfunctioning of LCI control hardware. In addition to extending the product life, this modernization program provided significant functional enhancements plus system condition and capability assessment of the drive system. This is the first upgrade of 20 year old LCI system anywhere in India.

- **Variable Frequency Drives (VFD) for coal feeder motor**

  Variable Frequency Drives have been introduced at Trombay Unit 5 on the coal feeders in place of eddy current coupled motors. Installation of the VFD system is expected to improve availability of coal feeders by reducing the non - availability of the feeders and minimizing the breakdown time. The VFD system of speed control also serves the purpose of energy conservation and enhances the life of the motor.

- **Cryogenic cleaning of motor windings**

  Cryogenic cleaning using dry ice has been introduced for cleaning of accumulated dust and oil traces in motor windings at Trombay. This method does not demand complete dismantling of motor, thus reducing the time required for the job from 5 days to 1-2 days with an equally effective cleaning.

- **Electrical Signature Analysis of HT Motors**

  Electrical Signature Analysis is the procedure of acquiring the motor current and voltage signals, performing signal conditioning and analyzing the derived signals to identify the various faults. It helps maintenance personnel to monitor the health of running equipment and proactively plan the predictive maintenance practices. This technique has been used for condition monitoring of all high voltage motors at Trombay 500 MW Unit 5.

2. **Jojobera**

- **High Pressure Milling System (HPMS)**

  HPMS designed inserted sinter cast rolls are made up of inserts having very high hardness and embedded in soft ductile iron core. These inserts are arranged in such a fashion that a layer of ductile iron is always present between two hard inserts. While in operation, this layer wears out faster than the inserts resulting in groove formation. These grooves help the roll in biting the material, positively avoiding slippage of material and thereby preventing additional wear. This action creates improved retention of coal thereby vastly improving grinding action. The core made of tough ductile iron is also capable of withstanding severe shock without any danger of failure due to breakage.

- **Anhydrous Ammonia dosing system**

  Anhydrous Ammonia dosing system is being used at Jojobera Power Station for improving the ESP performance. This has given an optimum flow rate of Ammonia for a range of inlet dust burden. The system creates better distribution of Ammonia in flue gas resulting into better ESP performance and reduced stack emissions.

3. **Transmission and Distribution**

- **Cold shrink joint**

  The Company has introduced 3M make cold shrink joint and Euromould make termination was made on 22 kV XLPE cable. This is a touch proof type termination.

- **BCPU (Bay Control and Protection Unit)**

  The Company has introduced BCPU at DSS level for the first time. These units were implemented on 33 kV substations.

- **The new Europack make cable spiking tool**

  This has been introduced in place of cable spiking gun for which bullets have to be imported from UK. It punctures the cable hydraulically and has adequate safety measures.

4. **Electrical Testing and Automation (ETA)**

- **Online Circuit Breaker monitors**

  Online Circuit Breaker Monitors are installed on critical breakers at all Hydro divisions. These monitor the performance of the various breaker parameters whenever the circuit breaker operates. Offline testing requires equipment outage and resources in terms of manpower, material and time and is usually done once in two to three years. Because of these online monitors, the condition of the breakers can be assessed regularly, thereby optimizing the resources and increasing the availability.

MANAGEMENT DISCUSSION AND ANALYSIS

1. SECTOR OVERVIEW

1.1 Global Energy Demand

The global average per capita consumption of energy is currently at about 2,500 kWh. It is said that the basic minimum need of energy for a decent quality of life is about 4,500 to 5,000 kWh per capita[1]. Further, global population is expected to rise from about 6.8 billion currently to about 9 billion by 2050 and then stabilize[2]. Therefore, no matter which way one looks at energy demand viz. either to just provide a basic quality of life to the existing population or to take care of the needs of another 2.2 billion people, the world will need more energy.

While the rate of growth in energy consumption is expected to be very high in growing economies like China, India, Africa, South America, etc., the growth in energy consumption in absolute terms is projected to be the highest in China followed by North America, India, Middle East, etc. For the power sector, growth in absolute energy consumption is perhaps more relevant than just percentage change in energy consumption. Further, it is also seen that the ability to pay in markets that have high energy growth rates is weaker as compared to the developed markets.

In absolute terms, the United States of America (USA) is by far the largest consumer of energy followed by China and Western Europe. Japan, South Korea, Middle East and Russia are the other big consumers. In comparison, India's energy consumption today is much lower but is expected to be around the current levels of Japan, South Korea, etc. by 2030[3].

With evolving consumer needs and technology, energy and electricity are getting more fungible. Electricity, however, is the most convenient form of energy and hence, it is expected that from its current share of 17% of delivered energy, it will rise to 20% by 2030[4].

The key factors that will shape the energy / electricity markets will be climate change and energy security. The key drivers for the power sector will be based on:

- World moving towards the optimal energy mix based on either low carbon or low cost.
- Focus on increasing the overall system efficiency through technology breakthroughs.
- New delivery models like decentralized generation.

1.2 Global Energy Supply

The World has fossil fuel reserves that are projected to last for 80 years based on current consumption levels and around 45 years based on increasing consumption trends (See Chart 1). Russia has sizeable energy consumption and also one of the biggest reserves. Saudi Arabia, South Africa and Australia are other regions of large reserves with a far lower domestic consumption and hence can play a major role in the global trade of energy.

Chart 1: Fossil fuel reserves of key consumers (2008)[5]

Regions	Consumption (Million tonnes of oil equivalent [MTOE])	Years of reserves if domestic consumption remains constant	Years of reserves if domestic consumption grows business-as-usual	Coal Reserves* (% of total energy reserves)	Gas Reserves* (% of total energy reserves)	Oil Reserves* (% of total energy reserves)
World	9,958	80	44	58	22	21
USA	2,050	70	55	93	4	1
China	1,855	37	18	95	3	3
Japan & Korea	640	4	4	0	0	0
Western Europe	616	8	4	75	13	13
Russia	610	226	200	64	29	7
India	404	87	31	95	2	2
Brazil & Argentina	207	22	15	59	13	28
Saudi Arabia	174	229	49	0	17	83
South Africa	129	133	55	100	0	0
Australia	115	395	108	98	2	1
Egypt	70	35	19	0	78	22

[1] Internal Analysis
[2] EIA (U.S. Energy Information Administration)
[3] EIA
[4] EIA
[5] BP Statistical Review
* The totals do not add up due to rounding off.

Oil is the most widely traded commodity primarily because of its ease of handling and usage. However, oil exports are largely controlled by the Middle East countries, Russia and Nigeria. The major oil importers are the USA, Western Europe, China, India and Japan. Increasing cost of oil production, falling reserves and increasing demand are likely to push oil prices north[6].

Gas as a traded commodity is fast increasing, facilitated by improving Liquefied Natural Gas (LNG) infrastructure. The major gas consumers are USA, Western Europe and Japan whereas the main suppliers are Russia and countries in the Middle East. The discovery of shale gas in North America could, however, dramatically change the gas supply scenario leading to drop in demand and stranded LNG capacity, resulting in lower gas prices in the near term[7].

Sea - borne coal trade especially thermal coal is only about 15% of the total coal consumption. The main importers of coal are USA, China, India, Western Europe, Korea and Japan. The main suppliers are Russia, Indonesia, Australia, South Africa and Colombia. The USA has the largest reserves of coal but is currently not exploiting them. Growing demand for energy in China and bottlenecks in internal supply in India are expected to drive global demand for coal in the near term.

At a macro level, this implies limited fossil fuel supply and that many people might in their lifetime see fossil fuel availability taper off. Hence, prices of fossil fuels are expected to rise. This would also lead to an increase in electricity prices. Since major consuming economies like Western Europe, Japan, South Korea and China do not have sufficient domestic resources, nuclear power and renewable sources would be more important to fulfill their energy requirements.

1.3 Market Structure

While primary energy like coal, gas and oil are global commodities, electricity has traditionally been a more local / regional commodity. This picture however might see some change with international grids getting connected.

Chart 2: International Grids (Existing and Planned)[8]


Russia
Nord Pool
NAFTA
North African
ASEAN
SADC
SAFTA

Globally, a structure seems to be evolving where electricity generation and retail is open to competition and the wires will be a natural monopoly and available to all. The power generated is sold to a common pool on the basis of 'Least marginal cost of supply' from where all retailers buy their supply needs. The markets permit direct hedging contracts between the retailers and generators to manage price volatility of the common pool.

India has different models of power sale ranging from an integrated utility (the old State Electricity Board [SEB] structure), to a 'single buyer' (MoU based / regulated generation), to 'wholesale competition' (Ultra Mega Power Projects [UMPPs], Case 1) and retail competition (Mumbai). It is expected to migrate to developed market structure as soon as the gap between demand and supply is narrowed.

While the electricity market structure is subject to a high degree of regulation, the basic input to electricity i.e. fuel, remains free of all control and can provide opportunities for a deregulated play over a longer term (in India fuel is not yet free of all control – coal mines are still 'allocated' and oil and gas prices are still administered).

An analysis of the value chain from fuel to electricity generation to transmission to distribution and finally to retail suggests that the maximum value lies on the fuel side followed by generation. The volatility of returns in fuel, however, is higher as compared to that in generation.

1.4 India Scenario

Current per capita consumption of electricity in India is about 700 kWh[9] which would have to grow 7-8 fold to provide a decent quality of life. At a GDP growth rate of 5-9%, the demand is expected to grow to about 3 times by 2017[10]. It is expected that with the 12th five year plan (2017), India might have sufficient base load capacity. However, with economic growth there will still be a need to add 115 GW to 190 GW of base load capacity between 2020 and 2030 i.e. about 12,000 MW to 19,000 MW every year. Hence, there would be a need to continue adding base load capacity in the 13th and 14th five year plans as well[11].

The major fuel source for base load capacity addition is expected to be coal. However, availability of domestic coal is a challenge on account of various bottlenecks such as capacity expansion of Coal India Limited, coal block allocation, tribal land acquisition, environmental and forest clearances, etc. This is further compounded by issues around land acquisition for the power plant, water availability and ash disposal for domestic coal based plants.

[6] EIA, FACTS, Internal Analysis
[7] EIA, FACTS, McKinsey Gas Report, Internal Analysis
[8] Internal Analysis, various websites
[9] Central Electricity Authority (CEA) Monthly Review of Power Sector, March 2010
[10] McKinsey and Co.'Powering India - the Road to 2017', Internal Projections
[11] EIA, Internal Analysis

The expected growth would mean that about 40,000 MW will be under construction every year. About 75,000 to 80,000 new skilled workers would be required only for construction and operations in the power sector[12]. However, the power sector faces competition from both infrastructure sectors and other industries such as IT for skilled manpower. Further, at an average cost of Rs. 6 crores per MW covering all forms of generation, India will need Rs. 240,000 to 300,000 crores as capital, with an additional requirement of about Rs. 60,000 crores to Rs. 80,000 crores per year. Hence, people development and funding are critical to cater to the growing demand.

In view of the inherent risks and challenges in developing and executing new projects and increasing fuel costs, the cost of generation is likely to increase. However, the political will to pass on these costs to consumers has been rather weak, thereby forcing Governments to increase subsidy bills. It is ironic that while the consumers are willing to pay for diesel generation sets and invertors from which the cost of power is very high, they are unwilling to pay for power from the utilities. People need to be educated and prepared for price increases and the Governments need to address this communication challenge. Unless the challenge of an increasing subsidy bill is addressed urgently, it could become another serious bottleneck in capacity addition.

Currently, the power sector relies excessively on coal based generation. When the climate change movement gathers momentum,India will need to move away from coal to other power generation sources such as hydro and nuclear. Even without the challenge of climate change, just the sheer need for more energy and the need for self - reliance will drive the Indian power sector towards energy efficiency, conservation and cleaner power.

Towards this end, the Company has enunciated an 8 fold path for sustainability to address the fallouts and opportunities. It has undertaken various initiatives in each of the eight areas of Environment, Architecture, Community, Business Practices, Advocacy, Renewables, New Technology and New Models of Development. It has started the Tata Power Energy Club for creating consumer awareness and established renewable energy generation as part of the approach.

Nuclear power is a good alternative for India. However, the current technologies which are based on 'once through' nuclear reactors may not suffice as the world is also short of Uranium. The three stage process adopted by India that uses reprocessed spent fuel in fast breeder reactors, eventually moving to a Thorium based cycle would, therefore, provide the long term solution.

1.5 Performance of the Indian Power Sector during the year 2009-10

1.5.1 Generation

The total power generation in the country during FY10 was 771 Billion Units (BUs) which comprised primarily 640.52 BUs thermal followed by 106.66 BUs hydro, 18.65 BUs nuclear and 5.34 BUs import from Bhutan. The average thermal plant load factor was 77.5%. The installed generating capacity in the country (as shown in Chart 3) as on 31st March, 2010 was 159.398 GW[13].

Chart 3: Installed Capacity by Fuel (Capacity in GW and %)


84.1, 53%
17.1, 11%
36.9, 23%
4.6, 3%
15.5, 10%
Coal
Gas
Hydro
Nuclear
RE

1.5.2 Capacity Addition

The capacity addition in the 8th, 9th and 10th five year plans put together was 56.722 GW. The 11th plan (2007-2012) target is 78.700 GW. Capacity commissioned during 11th plan (up to 31st March, 2010) is 22.302 GW with about 40.072 GW under construction. The country is, therefore, expected to add substantially more capacity in the 11th plan as compared to the previous plans. This expected capacity addition, however, is still short of the target.

1.5.3 Fuel Availability - Coal

Domestic availability of coal has been inadequate for meeting the growing requirement for electricity generation. Import of coal is, therefore, being resorted to during the last few years and utility-wise allocation is being made by the Ministry of Power in consultation with CEA. The import of coal is set to rise from about 50 million tonnes per annum (MTPA) currently to over 150 MTPA by 2013[14].

[12] Internal Analysis
[13] CEA, Infraline reports
[14] CEA, CIL reports

1.5.4 Fuel Availability - Gas

The installed generation capacity of gas based power stations as on 31st March, 2010 was about 17.055 GW. Since the commencement of gas production by Reliance Industries Limited (RIL) from their KG D-6 gas fields in the month of April 2009 and the allocation of gas to the power sector on priority, the supply situation has improved considerably. Gas requirement in the 12th plan would be 90 million metric standard cubic meters per day (MMSCMD).

1.5.5 Transmission

The rate of growth of the transmission network (at voltages of 220 kV and above) during the past decade has been at about 6 - 7% per annum. The inter - regional transmission capacity has increased from 5.050 GW (end of 9th plan) to 20.750 GW by March 2009. However, this still falls short of the 14% per annum growth in transmission capacity targeted in the 11th plan. The Government policy plans to increase inter - regional transmission capacity to 58.700 GW by 2015. It is expected that thereafter, inter - regional transmission will not be a constraint[15].

1.5.6 Distribution

Power Distribution still remains a segment that needs significant reform, as this would have a direct impact on the sector's commercial viability and ultimately on the consumers. The sector has been plagued by high distribution losses and low billing recovery, resulting in poor financial health of the utilities. After the mediocre results of the Accelerated Power Development and Reforms Programme (APDRP), the Government has introduced the Revised Accelerated Power Development and Reforms Programme (R-APDRP). The program is to be implemented in 2 phases. The focus of the first phase is on implementation of Information Technology (IT) systems for distribution. This is to be followed by large scale distribution franchising in the second phase in order to remove inefficiencies. The reform of the distribution sector is also crucial for the success of the generation sector as the generation companies cannot sell power to financially unviable entities[16].

1.5.7 Power Trading

Of the total electricity generation in India in FY10, the short term power market comprised only 8 per cent. Organized power trading started in India after the enactment of the Electricity Act, 2003 (EA 2003). EA 2003 recognized trading as a distinct licensed activity and provided for non - discriminatory open access to generators, consumers and licensees. Tata Power Trading Company Limited (Tata Power Trading) was the first company to be granted a license by the Central Electricity Regulatory Commission (CERC) in June 2004. Presently, there are 45 licensed traders, of which the active players are Tata Power Trading, PTC India Limited, NTPC Vidyut Vyapar Nigam Limited, Adani Enterprises Limited, Reliance Energy Trading Limited, Lanco Electric Utility Limited and JSW Power Trading Company Limited.

2. OPPORTUNITIES AND OUTLOOK

2.1 Domestic

2.1.1 Generation

- The country still needs to add substantial generation capacity. The opportunities in power generation will, therefore, be available across all forms of generation from coal to renewables.
- Gas based power generation opportunities are likely to emerge in the Indian market from both domestic gas and LNG.
- The Government is expected to float bids for 2 domestic coal based UMPPs of 4,000 MW each during the year. More such opportunities are expected in the near term.
- Many central and state agencies are looking for Public Private Partnership (PPP) model for fuel sourcing and generation. The Company is exploring these opportunities.
- The UMPP model is also likely to be followed for hydro projects.

2.1.2 Distributed Generation

- Large rural population (about 400 million) with no access to electricity also presents an opportunity in decentralized distributed generation. Combining renewable power with distributed generation is one way to meet rural demand.

2.1.3 Renewables

- The National Solar Mission has presented an opportunity to grow the solar generation portfolio of the Company and the Company is looking forward to a 300 MW market for installed capacity by 2013.
- The introduction of the Renewable Energy Certificate (REC) mechanism would help manage the liquidity in the renewable energy market by allowing States that

[15] CEA, Infraline reports

[16] CEA, Infraline reports

lack renewable energy sources to meet their Renewable Purchase Obligation (RPO). This would stimulate growth in the renewable energy space.

2.1.4 Distribution

- Many States - notably Haryana and Rajasthan - have appointed advisors to help them in rolling out distribution franchisees last year. The Government of Uttar Pradesh is also looking for privatization of distribution circles. More distribution opportunities are anticipated in the near term. The Company will review each opportunity and participate in these opportunities.

2.1.5 Transmission

- Power Finance Corporation Limited (PFC) has initiated bids for the Ultra Mega Transmission Projects (UMTP). These are likely to come up for bidding during the year.

2.2 International

- Nuclear power is the next big opportunity in India subject to Government approvals and breakthroughs in fast breeder technologies. While private sector has not been allowed to participate in India, international opportunities could present themselves.
- For derisking coal availability in India, the Company is actively pursuing coal opportunities in Indonesia and Southern Africa.
- The economic crisis last year has brought overleveraged and distressed operating assets to the market. The Company is evaluating these opportunities for diversifying construction and country risk.
- The Company continues to scout for energy sources around the world. The Company is also looking for opportunities in renewables and particularly geothermal energy in suitable global markets.

3. RISKS, THREATS AND CONCERNS

The large opportunity for additional generation capacity created by high economic growth will be subject to a lot of risks which the government and utilities will need to address:

- While domestic coal supply is inadequate to meet current demand, there is not enough infrastructure in both the exporting countries and India to handle large quantities of coal for import into India. This is likely to lead to higher fuel costs which will need to be passed on to the consumers.
- Delays in land acquisition, environmental clearances and other approvals remain an area of concern.
- Lack of water is another threat to the capacity addition plans, since about 79% of the upcoming capacity will be in areas of water scarcity. There is a need to address this through de-salination plants or building more coastal power plants.
- The rising subsidy bill of distribution companies (discoms) needs to be addressed for the long term viability of the sector in India and remains a concern.
- Another cause of concern faced by the infrastructure sector and the power sector in particular is the lack of manpower. India requires about 75,000 to 80,000 new skilled workers per year only for the power sector.
- The availability and cost of capital for funding of new projects could also be a cause of concern, given that power projects are capital intensive. The economy and the monetary policy will need to play a key role in ensuring that these projects receive timely funds.
- The imposition of export restrictions or levy of taxes by energy exporting countries could make the cost of imported energy into India even more expensive and unaffordable for the common man.

4. INFORMATION TECHNOLOGY

With significant movements in distribution / retail segment and upcoming generation projects, the focus of IT operations during the year was primarily towards IT enablement of business processes to help business to ensure sustainability and competitiveness. This was achieved through the use of SAP as the base platform. The major business processes that were IT enabled include generation and transmission billing, power purchase and sale and application handling for changeover and new consumers. Another area of thrust in non-SAP systems was to introduce state-of-the-art software systems / technologies for project collaboration, compliance monitoring and document management systems across the enterprise. Assessment studies on SAP utilization and server hardware were conducted using services of renowned consultants for future IT roadmap.

5. FINANCIAL PERFORMANCE OF THE COMPANY

5.1 Standalone results

During the year, the Total Income at Rs. 7,379.85 crores was lower by 6% as compared to Rs. 7,868.58 crores in the previous year. Operating Income at Rs. 7,098.27 crores for the year was lower by 2% as compared to Rs. 7,236.23 crores in the previous year. The decline was mainly due to lower fuel costs in the Mumbai regulated business. The decrease in the fuel cost from Rs. 4,807.65 crores to Rs. 4,045.56 crores was mainly due to a decline in prices both domestically and internationally. Further, the Company also reduced the fuel cost by replacing oil with cheaper RLNG gas, thereby reducing the tariff for the end consumers.

The cost of power purchased was lower at Rs. 251.69 crores compared to Rs. 493.50 crores during the previous year, mainly due to lower power cost and lower purchases. Other operating expenses were higher at Rs. 922.41 crores in the current year (Rs. 794.14 crores in the previous year). This increase is attributable to higher employee costs and higher operations and maintenance costs for the existing and new units that were commissioned during the year.

Depreciation was higher at Rs. 477.94 crores in the current year (Rs. 328.85 crores in the previous year) mainly on account of the first full year of operation of Trombay 250 MW Unit 8 Power Plant, Units 1 and 2 of Haldia Power Plant, commissioning of Unit 3 of Haldia Power Plant and new wind farms. Interest and finance charges were higher at Rs. 422.99 crores in the current year (Rs. 327.76 crores in the previous year) mainly on account of higher capitalization and increased borrowings.

Tax was higher at Rs. 320.50 crores in the current year (Rs. 194.48 crores in the previous year) mainly on account of higher profit before tax during the year.

Thus, the Profit after Tax (PAT) accordingly increased to Rs. 938.76 crores as against Rs. 922.20 crores in the previous year. Basic earnings per share (EPS) on distributable profits of Rs. 947.65 crores (previous year Rs. 967.50 crores) stood at Rs. 40.77 as against Rs. 43.69, a decline of about 7%. This is mainly due to the increase in the equity capital (from 22,14,24,443 shares to 23,73,07,236 shares) due to the conversion of Foreign Currency Convertible Bonds (FCCBs) and issue of shares underlying Global Depository Receipts (GDRs).

During the year, the net addition of Rs. 1,024.94 crores to the Gross Block was mainly on account of Unit 3 of Haldia Power Plant, new wind farms commissioned during the year and other capitalization in Mumbai Operations. The Net Current Assets as on 31st March, 2010 were higher at Rs. 3,785.99 crores as compared to Rs. 2,609.82 crores in the previous year.

Borrowings at Rs. 5,872.01 crores as on 31st March, 2010 were higher by Rs. 673.81 crores as compared to the previous year.

Net Worth of the Company of Rs. 9,131.97 crores as on 31st March, 2010 was higher by Rs. 1,946.81 crores as compared to previous year primarily on account of retained profits, increase in share capital and securities premium due to the issue of GDRs.

Debt / Equity Ratio decreased from 0.60 in the previous year to 0.55 as on 31st March, 2010.

The increase in share capital resulted in a decrease in the Return on Net Worth from 14% in the previous year to 10% as on 31st March, 2010.

5.2 Consolidated Results

The Consolidated Operating Revenue at Rs. 18,985.84 crores grew by 5% as against Rs. 18,061.32 crores in the previous year. The increase in the Consolidated Operating Revenue was primarily on account of the higher coal sales in Indonesian Coal Companies and higher revenue in North Delhi Power Limited (NDPL).

Profit before Tax, share of Associates, Minority Interest and Statutory Appropriations stood at Rs. 2,767.30 crores as against Rs. 2,463.83 crores, a growth of 12%.

Interest charged on a consolidated basis at Rs. 763.87 crores was higher by 8% as against Rs. 708.74 crores in the previous year, primarily on account of additional loans taken by the Company and its subsidiaries. Depreciation was also higher by 34% at Rs. 877.68 crores as against Rs. 656.49 crores in the previous year.

Provision for Tax stood at Rs. 628.66 crores as against Rs. 1,165.10 crores in the previous year. The decrease is mainly due to lower profit from coal companies and reversal of deferred tax by NDPL. Further, the previous year also included a provision made by the coal companies in respect of pre - acquisition tax liability.

The PAT after adjusting for share of Associates and Minority Interest at Rs. 1,966.84 crores was higher by 61% as compared to Rs. 1,218.74 crores of the previous year. The Consolidated PAT is higher mainly on account of higher revenue, forex gain in Coastal Gujarat Power Limited (CGPL) and lower impairment of investment compared to the previous year.

6. RISK MANAGEMENT PROCEDURE AND STRUCTURE

Risk Management as a formal exercise began in the Company in 2004 – well before the Clause 49 mandate. Risks are evaluated based on the probability and impact of each risk. The Risk Register contains the mitigation plans for eleven categories of risks. Risk Owners prepare their risk plans which include responsibilities and timelines. These are periodically updated for the actions taken. Six Risk Management Sub-Committees (RMSCs) closely monitor and review the risk plans. The Company's Risk Management Committee (RMC) comprises the Executive Directors, Chief Risk Officer and other senior managers. The RMC meets every quarter to review the risk plans and to suggest further mitigation action points. During the year, review at business unit level was initiated to cover the major risks of each division by Divisional RMSC and subsequent review by RMC. A consultant has been engaged to benchmark the Risk Management Process.

An update on the major risks is presented every quarter to the Audit Committee of Directors (Audit Committee). The major risks include volatility in prices of fuel and availability of fuel, country risk regarding coal investments, cost competitiveness of generation, project execution related risks, stricter emission norms impacting generation and projects, volume risk due to open access, impact of global financial turmoil, major threats from terrorism / sabotage, etc. The Risk Management Policy is reviewed and revised annually. The risk areas are covered in the risk based Internal Audit Plan.

- **Internal controls and systems**

  The Internal Audit function has been outsourced to a firm of Chartered Accountants who conduct the audit on the basis of an Annual Audit Plan. The Internal Audit process includes review and evaluation of effectiveness of the existing processes, controls and compliance. It also ensures adherence to policies and systems and mitigation of the operational risks perceived for each area under audit. The departmental performance is rated through the Control Effectiveness Index given by the Internal Auditors. Significant observations including recommendations for improvement of the business processes are reviewed by the management before reporting to the Audit Committee. The Audit Committee then reviews the Internal Audit reports and the status of implementation of the agreed action plan.

7. CAUTIONARY STATEMENT

Statements in the Management Discussion and Analysis, describing the Company's objectives, projections and estimates may be forward - looking statements within the meaning of applicable securities laws and regulations. Actual results may vary from those expressed or implied, depending upon economic conditions, Government policies and other incidental / related factors.

Auditors' Report

TO THE MEMBERS OF
THE TATA POWER COMPANY LIMITED

1. We have audited the attached Balance Sheet of THE TATA POWER COMPANY LIMITED ("the Company"), as at 31st March, 2010, the Profit and Loss Account and the Cash Flow Statement for the year ended on that date, both annexed thereto in which is incorporated the Return from Bangladesh Branch audited by other auditor. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003 (CARO) issued by the Central Government in terms of Section 227(4A) of the Companies Act, 1956, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to in paragraph 3 above, we report that:

   (i) we have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

   (ii) in our opinion, proper books of account as required by law have been kept by the Company, so far as it appears from our examination of those books and proper return adequate for the purpose of our audit have been received from the Bangladesh Branch audited by other auditor. The report on the accounts of Bangladesh Branch audited by other auditors has been forwarded to the Company and has been appropriately dealt with;

   (iii) the report on the accounts of the Bangladesh Branch audited by other auditor has been forwarded to us and has been dealt with by us in preparing this report;

   (iv) the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account and the audited Branch Return;

   (v) without qualifying our opinion, we draw attention to Note 10 (f) of the Notes forming part of the Accounts. As stated in the Note, subject to the outcome of the Appeal filed before the Supreme Court, no adjustment has been made by the Company in respect of the standby charges accounted for as revenue in earlier periods estimated at Rs. 519 crores and its consequential effects [Note 10(f) and (g)] for the period upto 31st March, 2010. The impact of the above on the results for the year cannot presently be determined pending the ultimate outcome of the matter. The Company is of the view, supported by legal opinion, that the Tribunal's Order can be successfully challenged. In view of this no provision/adjustment has been considered necessary;

   (vi) in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in compliance with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956;

(vii) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(1) in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2010;

(2) in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date; and

(3) in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

5. On the basis of the written representations received from the Directors, as on 31st March, 2010 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March, 2010 from being appointed as a director in terms of Section 274(1)(g) of the Companies Act, 1956.

For DELOITTE HASKINS & SELLS
Chartered Accountants
(Registration No. 117366W)

N. VENKATRAM
Partner
Membership Number: 71387

Mumbai, 24th May, 2010.



Annexure to the Auditors' Report

(Referred to in paragraph 3 of our report of even date)

(i) In respect of its fixed assets:

(a) The Company has maintained proper records showing full particulars, including quantitative details and situation of the fixed assets.

(b) The fixed assets were physically verified during the year by the Management in accordance with a regular program of verification which, in our opinion, provides for physical verification of all the fixed assets at reasonable intervals. According to the information and explanations given to us, no material discrepancies were noticed on such verification.

(c) The fixed assets disposed off during the year, in our opinion, do not constitute a substantial part of fixed assets of the Company and such disposal has, in our opinion, not affected the going concern status of the Company.

(ii) In respect of its inventory:

(a) As explained to us, the inventories were physically verified during the year by the Management at reasonable intervals. In respect of materials lying with third parties, these have substantially been physically verified or confirmed by third parties. In our opinion the frequency of verification is reasonable.

(b) In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventories followed by the Management were reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) In our opinion and according to the information and explanations given to us, the Company has maintained proper records of its inventories and no material discrepancies were noticed on physical verification.

(iii) The Company has neither granted nor taken any loans, secured or unsecured, to/from Companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956.

(iv) In our opinion and according to the information and explanations given to us, having regard to the explanations that some of the items purchased are of special nature and suitable alternative sources are not readily available for obtaining comparable quotations, there is an adequate internal control systems commensurate with the size of the Company and the nature of its business with regard to purchases of inventory and fixed assets and the sale of goods and services. During the course of our audit, we have not observed any major weakness in such internal control system.

(v) According to the information and explanations given to us, the Company has not entered into any contract or arrangement with other parties, which needs to be entered in the register maintained under Section 301 of the Companies Act, 1956.

(vi) According to the information and explanations given to us, the Company has not accepted any deposit from the public during the year. In respect of unclaimed deposits, the Company has complied with the provisions of Sections 58A and 58AA or any other relevant provisions of the Companies Act, 1956.

(vii) In our opinion, the internal audit function carried out during the year by a firm of Chartered Accountants appointed by the Management have been commensurate with the size of the Company and the nature of its business.

(viii) We have broadly reviewed the books of account maintained by the Company pursuant to the rules made by the Central Government for the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 in respect of the electricity business and electronic products of the Company and are of the opinion that *prima facie* the prescribed accounts and records have been made and maintained. We have, however, not made a detailed examination of the records with a view to determining whether they are accurate or complete.



(ix) According to information and explanations given to us in respect of statutory dues:

(a) The Company has generally been regular in depositing undisputed dues, including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income Tax, Sales Tax, Wealth Tax, Service Tax, Customs Duty, Excise Duty, Cess and other material statutory dues applicable to it with the appropriate authorities.

(b) There were no undisputed amounts payable in respect of Income Tax, Wealth Tax, Sales Tax, Service Tax, Customs Duty, Excise Duty and Cess and other material statutory dues in arrears, as at 31st March, 2010 for a period of more than six months from the date they became payable.

(c) Details of dues of Income Tax, Sales Tax, Wealth Tax, Service Tax, Customs Duty, Excise Duty and Cess which have not been deposited as on 31st March, 2010 on account of disputes are given below:

Name of the statute	Nature of the dues	Amount (Rs. in Crores)	Period to which the amount relates	Forum where dispute is pending
Customs Laws	Customs Duty	3.71	1993-94 to 2003-04	Appellate Authority - upto Commissioner level
Central Excise Laws	Excise Duty	13.78	1992-93 to 2002-03	Appellate Authority - upto Tribunal Level
Sales Tax Laws	Sales Tax / Entry Tax	11.51	2006-07 to 2009-10	Supreme Court
Cess Laws	Cess	7.78	1992-1993 to 2004-2005	Appellate Authority of The Water (Prevention and Control of Pollution) Cess Act, 1977
Income Tax Act, 1961	Income Tax	64.20	2005-06 to 2007-08	Appellate Authority - Commissioner

(x) The Company does not have accumulated losses as at 31st March, 2010 and has not incurred cash losses during the financial year ended as on that date or in the immediately preceding financial year.

(xi) In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of dues to banks, financial institutions and debenture holders.

(xii) According to the information and explanations given to us, the Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) The provisions of any special statute as specified under Clause (xiii) of the Order are not applicable to the Company.

(xiv) In our opinion and according to the information and explanations given to us, the Company is not a dealer or trader in securities.

(xv) In our opinion and according to the information and explanations given to us, the terms and conditions of the guarantees given by the Company for loans taken by others from banks and financial institutions are not *prima facie* prejudicial to the interests of the Company.

(xvi) In our opinion and according to the information and explanations given to us, the term loans have been applied for the purposes for which they were obtained, other than temporary deployment pending application of term loans of Rs.472 crores, in working capital and short-term investments.

(xvii) In our opinion and according to the information and explanations given to us and on an overall examination of the Balance Sheet, we report that funds raised on short-term basis have not been used during the year for long-term investment.

(xviii) According to information and explanations given to us, the Company has not made any preferential allotment of shares to parties and Companies covered in the register maintained under section 301 of the Companies Act, 1956.

(xix) According to the information and explanations given to us, during the period covered by our Audit Report, the Company has created securities/charges in respect of the debentures issued.

(xx) The Company has not raised any money by public issue during the year.

(xxi) To the best of our knowledge and according to the information and explanations given to us, no fraud on or by the Company has been noticed or reported during the year.

For DELOITTE HASKINS & SELLS
Chartered Accountants
(Registration No. 117366W)

N. VENKATRAM
Partner
Membership Number: 71387

Mumbai, 24th May, 2010.

Balance Sheet as at 31st March, 2010

	Schedule No.	Page	Rupees Crores	Rupees Crores	As at 31-03-2009 Rupees Crores
FUNDS EMPLOYED:					
1. SHARE CAPITAL	"A"	52		237.33	*221.44*
2. RESERVES AND SURPLUS	"B"	53		9,761.42	*7,888.45*
3. SPECIAL APPROPRIATION TOWARDS PROJECT COST				533.61	*533.61*
4. CAPITAL CONTRIBUTIONS FROM CONSUMERS				91.41	*48.86*
5. SECURED LOANS	"C"	54		4,105.38	*3,931.71*
6. UNSECURED LOANS	"D"	55		1,766.63	*1,266.49*
7. DEFERRED TAX LIABILITY (NET)			209.42		*113.59*
Add: Tax to be (recovered)/utilised in future tariff determination			(1.64)		*0.84*
				207.78	*114.43*
8. TOTAL FUNDS EMPLOYED				**16,703.56**	***14,004.99***
APPLICATION OF FUNDS:					
9. FIXED ASSETS	"E"	55			
a. Gross Block			10,010.80		*8,985.86*
Less: Depreciation to date			4,258.06		*3,795.32*
				5,752.74	*5,190.54*
b. Capital Work-in-Progress (including advances against capital expenditure Rs.111.62 crores - *31st March, 2009 - Rs.123.02 crores*)				476.21	*761.16*
c. Increase in foreign currency liabilities (Net) for purchase of capital assets			645.32		*645.32*
Less: Amount written off to date			645.32		*645.32*
				Nil	*Nil*
				6,228.95	*5,951.70*
10. INVESTMENTS	"F"	56		6,688.62	*5,443.47*
11. CURRENT ASSETS, LOANS AND ADVANCES	"G"	58			
a. Inventories			589.36		*644.14*
b. Sundry Debtors			1,976.31		*1,587.97*
c. Cash and Bank balances			1,277.64		*45.50*
d. Other Current Assets			30.57		*48.53*
e. Loans and Advances			2,080.38		*2,355.00*
			5,954.26		*4,681.14*
Less:					
12. CURRENT LIABILITIES AND PROVISIONS	"H"	59			
a. Current Liabilities			1,465.70		*1,419.33*
b. Provisions			702.57		*651.99*
			2,168.27		*2,071.32*
13. NET CURRENT ASSETS				3,785.99	*2,609.82*
14. TOTAL APPLICATION OF FUNDS				**16,703.56**	***14,004.99***
15. NOTES FORMING PART OF THE ACCOUNTS	"I"	63			

In terms of our report attached.
For DELOITTE HASKINS & SELLS
Chartered Accountants

N. VENKATRAM
Partner

Mumbai, 24th May, 2010.

B. J. SHROFF
Secretary
Mumbai, 24th May, 2010.

For and on behalf of the Board,
R. N. TATA
Chairman

PRASAD R. MENON
Managing Director

S. RAMAKRISHNAN
Executive Director

Profit and Loss Account for the year ended 31st March, 2010

	Schedule No.	Schedule Page	Rupees Crores	Rupees Crores	Previous Year Rupees Crores
INCOME:					
1. REVENUE	"1"	60		7,098.27	7,236.23
2. OTHER INCOME	"1"	60		281.58	632.35
3. TOTAL INCOME				7,379.85	7,868.58
EXPENDITURE:					
4. COST OF POWER PURCHASED			251.98		495.71
Less: Cash Discount			0.29		2.21
				251.69	493.50
5. COST OF FUEL (excluding Rs. Nil capitalised - *Previous Year - Rs. 29.66 crores*)				4,045.56	4,807.65
6. GENERATION, TRANSMISSION, DISTRIBUTION AND OTHER EXPENSES	"2"	61		922.41	794.14
7. DEPRECIATION/AMORTISATION				477.94	328.85
8. INTEREST AND FINANCE CHARGES	"3"	62		422.99	327.76
9. ADJUSTMENT OF EXPENSES RECOVERABLE THROUGH TARIFF:					
LOSS ON REDEMPTION OF 6.75% TAX-FREE US 64 BONDS 2008			108.83		155.47
Less: DRAWN FROM -					
CONTINGENCIES RESERVE			108.83		39.38
DEFERRED TAXATION LIABILITY FUND			Nil		116.09
				Nil	Nil
10. TOTAL EXPENDITURE				6,120.59	6,751.90
PROFIT BEFORE TAXES AND STATUTORY APPROPRIATIONS				**1,259.26**	**1,116.68**
11. PROVISION FOR TAXATION -					
a. CURRENT TAX:					
For the period			227.64		109.90
In respect of earlier years			2.73		(17.72)
			230.37		92.18
b. DEFERRED TAX:					
For the period			94.05		91.79
In respect of earlier years			1.78		2.86
			95.83		94.65
Net Tax to be (recovered)/utilised in future tariff determination			(2.48)		0.84
			93.35		95.49
c. FRINGE BENEFIT TAX (NET)			(4.73)		5.40
				318.99	193.07
12. PROVISION FOR WEALTH TAX (NET)				1.51	1.41
PROFIT AFTER TAXES AND BEFORE STATUTORY APPROPRIATIONS				**938.76**	**922.20**
13. STATUTORY APPROPRIATIONS	"4"	62		(8.89)	(45.30)
DISTRIBUTABLE PROFITS				**947.65**	**967.50**
APPROPRIATIONS:					
14. PROPOSED DIVIDEND				285.05	255.26
15. DIVIDEND (in respect of previous year)				0.31	0.72
16. ADDITIONAL INCOME-TAX ON DIVIDEND				37.98	31.75
17. TRANSFER TO DEBENTURE REDEMPTION RESERVE				59.77	31.78
18. TRANSFER TO GENERAL RESERVE				400.00	500.00
				783.11	819.51
BALANCE CARRIED TO BALANCE SHEET				**164.54**	**147.99**
19. EARNINGS PER SHARE (in Rs.) (on distributable profits on shares outstanding) (Face Value Rs. 10)					
BASIC EARNINGS PER SHARE				40.77	43.69
DILUTED EARNINGS PER SHARE				38.60	43.69
20. NOTES FORMING PART OF THE ACCOUNTS	"I"	63			

In terms of our report attached.

For DELOITTE HASKINS & SELLS
Chartered Accountants

N. VENKATRAM
Partner

Mumbai, 24th May, 2010.

B. J. SHROFF
Secretary
Mumbai, 24th May, 2010.

For and on behalf of the Board,

R. N. TATA
Chairman

PRASAD R. MENON
Managing Director

S. RAMAKRISHNAN
Executive Director

Cash Flow Statement for the year ended 31st March, 2010

			Year ended 31-03-2010 Rs. Crores		Year ended 31-03-2009 Rs. Crores
A. Cash Flow from Operating Activities					
Net Profit before Taxes and Extraordinary Items			1,259.26		*1,116.68*
Adjustments for:					
Depreciation/Amortisation		477.94		*328.85*	
Interest Expenditure		406.64		*305.79*	
Interest Income		(116.08)		*(102.78)*	
Dividend Income		(90.69)		*(97.49)*	
Provision for doubtful debts/advances (Net)		8.55		*(0.98)*	
Provision for diminution in value of Investments written back (Net)		Nil		*(0.78)*	
Provision for future foreseeable losses etc.		0.19		*(2.40)*	
Provision for Warranties		2.33		*0.77*	
Premium amortised on Bonds (Net)		0.20		*1.22*	
Derivative Premium Charges		10.26		*Nil*	
Guarantee Commission received from Subsidiaries		(1.03)		*(2.94)*	
Provision in respect of Current Assets held for disposal		33.00		*4.48*	
Loss on sale/retirement of Assets (Net)		1.28		*0.88*	
Profit on settlement of Options/Swaps		Nil		*(15.00)*	
Adjustment of expenses recoverable under tariff		(108.83)		*Nil*	
Profit on Sale of Investments (Net)		(22.00)		*(285.25)*	
Unrealised Exchange Gain (Net)		(36.67)		*(176.61)*	
Miscellaneous Expenditure written off		Nil		*4.88*	
			565.09		*(37.36)*
Operating Profit before Working Capital Changes			1,824.35		*1,079.32*
Adjustments for:					
Trade and Other Receivables		(362.08)		*(196.10)*	
Inventories		54.78		*(167.14)*	
Trade Payables and Provisions		54.09		*52.37*	
			(253.21)		*(310.87)*
Cash Generated from Operations			1,571.14		*768.45*
Taxes Paid (including Fringe Benefit Tax) (Net)			(218.29)		*(119.84)*
Net Cash from Operating Activities	**A**		**1,352.85**		***648.61***
B. Cash Flow from Investing Activities					
Purchase of Fixed Assets and CWIP			(916.31)		*(1,487.17)*
Sale of Fixed Assets			3.03		*4.14*
Purchase of Investments in Subsidiaries			(1,168.58)		*(926.58)*
Purchase of Investments in Joint Ventures / Associates			(17.93)		*(17.07)*
Purchase of Investments - Others			(9,101.42)		*(8,832.47)*
Sale of Investments			9,264.97		*8,957.50*
Interest Received			109.71		*104.91*
Inter-corporate Deposits (Net)			30.30		*167.75*
Shareholders Loan to Subsidiary			(172.00)		*(289.02)*
Dividend Received			90.29		*97.49*
Derivative Premium Charges Paid			(10.26)		*Nil*
Profit on settlement of Options/Swaps			15.00		*Nil*
Net Cash used in Investing Activities	**B**		**(1,873.20)**		***(2,220.52)***
C. Cash Flow from Financing Activities					
Increase in Capital Contributions			42.55		*2.78*
Proceeds from Borrowings			610.29		*3,178.87*
Repayment of Borrowings			(1,181.57)		*(1,063.80)*
Proceeds from Global Depository Receipt Issue			1,619.78		*Nil*
Global Depository Receipt Issue Expenses Paid			(3.18)		*Nil*
Proceeds from Issue of Foreign Currency Convertible Bonds (FCCB)			1,404.45		*Nil*
FCCB Issue Expenses Paid			(12.76)		*Nil*
Guarantee Commission received from Subsidiaries			1.03		*2.94*
Interest Paid			(401.65)		*(273.40)*
Dividend Paid			(253.46)		*(233.21)*
Additional Income-tax on Dividend Paid			(31.68)		*(25.47)*
Net Cash from Financing Activities	**C**		**1,793.80**		***1,588.71***
Net Increase in Cash and Cash Equivalents	**(A + B + C)**		**1,273.45**		***16.80***
Cash and Cash Equivalents as at 1st April, 2009 (Opening Balance)			**45.50**		***28.70***
Cash and Cash Equivalents as at 31st March, 2010 (Closing Balance)			**1,318.95**		***45.50***

Cash Flow Statement for the year ended 31st March, 2010 *(Contd.)*

Notes:

1. Interest paid is exclusive of and purchase of Fixed Assets is inclusive of interest capitalised Rs. 35.01 crores *(Previous Year - Rs. 116.83 crores)*.
2. The following have been treated as non-cash transactions:
   (a) Conversion of Foreign Currency Convertible Bonds (FCCB) to Equity Shares.
   (b) Conversion of loan given to Trust Energy Pte. Limited to Equity Shares.
3. Cash and Cash Equivalents include:

		As at 31-03-2010 Rs. Crores	*As at 31-03-2009 Rs. Crores*
(i)	Cash and Cheques on Hand (includes cheques on hand Rs. 2.25 crores, *31-03-2009 - Rs. 1.01 crore*)	21.46	*1.16*
(ii)	Current Accounts with Scheduled Banks	42.40	*42.96*
(iii)	Current Accounts with Standard Chartered Bank - Singapore and Jakarta branches - Non Scheduled Bank	3.11 !	*1.38 !*
(iv)	Term Deposits with Scheduled Banks	1,210.67 !	* !
		1,277.64	*45.50*
Add:	Unrealised Exchange Loss included in Cash and Cash Equivalents	41.31	*Nil*
		1,318.95	***45.50***

! In foreign currency.

4. Figures below Rs. 50,000 are denoted by '*'.
5. Previous year's figures have been regrouped, wherever necessary, to confirm to current year's classification.

In terms of our report attached.
For DELOITTE HASKINS & SELLS
Chartered Accountants

N. VENKATRAM
Partner

Mumbai, 24th May, 2010.

B. J. SHROFF
Secretary
Mumbai, 24th May, 2010.

For and on behalf of the Board,
R. N. TATA
Chairman

PRASAD R. MENON
Managing Director

S. RAMAKRISHNAN
Executive Director

Schedule forming part of the Balance Sheet

SCHEDULE "A": SHARE CAPITAL

		Rupees Crores	Rupees Crores	As at 31-03-2009 Rupees Crores
AUTHORISED CAPITAL-				
2,29,00,000	Cumulative, Redeemable Preference Shares of Rs. 100 each	229.00		*229.00*
30,00,00,000	Equity Shares of Rs. 10 each	300.00		*300.00*
			529.00	*529.00*
ISSUED CAPITAL-				
24,29,47,084	Equity Shares of Rs. 10 each *(31st March, 2009 - 22,70,64,291 shares)* [including 2,30,308 shares *(31st March, 2009 - 2,30,308 shares)* not allotted but held in abeyance, 4,40,270 shares cancelled pursuant to a Court Order, 48,04,040 shares of the Company held by the erstwhile The Andhra Valley Power Supply Company Limited cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay]		242.95	*227.06*
SUBSCRIBED CAPITAL-				
23,73,07,236	Equity Shares of Rs. 10 each *(31st March, 2009 - 22,14,24,443 shares)* (excluding 2,30,308 shares not allotted but held in abeyance, 4,40,270 shares cancelled pursuant to a Court Order and 48,04,040 shares of the Company held by the erstwhile The Andhra Valley Power Supply Company Limited cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay).	237.31		*221.42*
	Less: Calls in arrears [including Rs. 0.01 crore *(31st March, 2009 - Rs. 0.01 crore)* in respect of the erstwhile The Andhra Valley Power Supply Company Limited and the erstwhile The Tata Hydro-Electric Power Supply Company Limited	0.04		*0.04*
		237.27		*221.38*
1,65,230	*Add*: Equity Shares forfeited - Amount paid	0.06		*0.06*
			237.33	***221.44***

Of the above Equity Shares :

(i) 1,67,500 shares are allotted at par as fully paid pursuant to contracts without payment being received in cash.

(ii) 11,33,790 shares issued as Bonus Shares by capitalisation of General Reserve.

(iii) 49,63,500 shares issued on exercise of the options by the financial institutions for the conversion of part of their loans/ subscription to debentures.

(iv) 56,81,818 shares are allotted at premium as fully paid pursuant to contracts without payment being received in cash.

(v) 5,20,84,832 shares (excluding 47,560 shares held in abeyance) have been allotted to the shareholders of the erstwhile The Andhra Valley Power Supply Company Limited pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay.

(vi) 3,50,97,824 shares (excluding 45,168 shares held in abeyance) have been allotted to the shareholders of the erstwhile The Tata Hydro-Electric Power Supply Company Limited pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay.

Schedule forming part of the Balance Sheet

SCHEDULE "B" : RESERVES & SURPLUS

	Opening Balance Rupees Crores	Additions Rupees Crores	Deductions Rupees Crores	Closing Balance Rupees Crores
STATUTORY RESERVES:				
[Under the repealed Electricity (Supply) Act,1948 and Tariff Regulations]				
TARIFFS AND DIVIDENDS CONTROL RESERVE	47.32	-	24.89 [f]	22.43
	47.32	-	-	*47.32*
SPECIAL RESERVE	21.00	6.00 [a]	-	27.00
	75.00	*9.00 [a]*	*63.00 [g]*	*21.00*
CONTINGENCIES RESERVE	179.35	10.00 [a]	108.83 [f]	80.52
	210.03	*8.70 [a]*	*39.38 [h]*	*179.35*
DEVELOPMENT RESERVE	5.29	-	-	5.29
	5.29	-	-	*5.29*
DEFERRED TAXATION LIABILITY FUND	279.76	-	-	279.76
	395.85	-	*116.09 [h]*	*279.76*
INVESTMENT ALLOWANCE RESERVE	121.18	-	-	121.18
	121.18	-	-	*121.18*
DEBT REDEMPTION RESERVE	51.94	-	-	51.94
	51.94	-	-	*51.94*
DEBENTURE REDEMPTION RESERVE..........	56.63	-	-	56.63
	56.63	-	-	*56.63*
OTHER RESERVES:				
CAPITAL RESERVE	61.66	-	-	61.66
	0.67	*60.99 [b]*	-	*61.66*
CAPITAL REDEMPTION RESERVE	1.60	-	-	1.60
	1.60	-	-	*1.60*
SECURITIES PREMIUM	2,147.54	1,681.79 [c]	148.36 [i]	3,680.97
	2,096.13	*48.22 [c]*	*(3.19) [i]*	*2,147.54*
DEBENTURE REDEMPTION RESERVE..........	162.26	59.77 [a]	-	222.03
	130.48	*31.78 [a]*	-	*162.26*
EXCHANGE TRANSLATION RESERVE (Net)	59.54	-	167.05	(107.51)
	-	*59.54 [d]*	-	*59.54*
GENERAL RESERVE	2,440.17	400.00 [e]	-	2,840.17
	1,940.17	*500.00 [e]*	-	*2,440.17*
PROFIT AND LOSS ACCOUNT	2,253.21	164.54 [e]	-	2,417.75
	2,105.22	*147.99 [e]*	-	*2,253.21*
Total Reserves and Surplus - 2009-10	**7,888.45**	**2,322.10**	**449.13**	**9,761.42**
- 2008-09	*7,237.51*	*866.22*	*215.28*	*7,888.45*

[a] Amount set aside during the year.

[b] Consequent to forfeiture of warrants issued to Tata Sons Limited.

[c] Includes Securities Premium received and reversal of provision for Premium payable on FCCB's during the year.

[d] Net of provision for Tax.

[e] Transfer from Profit and Loss Account.

[f] Withdrawn to meet the impact of the ATE Order/Tariff Orders *[Refer Note 11 (b)]*.

[g] Reversal of certain Statutory Appropriations pertaining to Generation Business no longer required in accordance with the MERC (Terms and Conditions of Tariff) Regulations, 2005.

[h] Loss arising on redemption of Statutory Investments.

[i] Issue expenses pertaining to Foreign Currency Convertible Bonds (FCCB)/Global Depository Receipts issue adjusted and premium payable on redemption of FCCBs accounted for.

Previous year's figures are in italics.



Schedule forming part of the Balance Sheet

SCHEDULE "C": SECURED LOANS

		Rupees Crores	Rupees Crores	As at 31-03-2009 Rupees Crores
	DEBENTURES:			
(a)	8.25% Secured, Redeemable, Non-Convertible Debentures (2009)	Nil		*20.08*
(b)	10.20% Secured, Redeemable, Non-Convertible Debentures (2010)	43.67		*87.33*
(c)	7.10% Secured, Redeemable, Non-Convertible Debentures (2015)	600.00		*600.00*
(d)	10.10% Secured, Redeemable, Non-Convertible Debentures (2019)	500.00		*500.00*
(e)	10.40% Secured, Redeemable, Non-Convertible Debentures (2019)	500.00		*500.00*
			1,643.67	*1,707.41*
	TERM LOANS:			
(f)	Term Loan from Asian Development Bank	165.57		*181.35*
(g)	Term Loans from IDBI Bank	698.00		*930.00*
(h)	Term Loans from Industrial Renewable Energy Development Agency	429.68		*359.04*
(i)	Loan from HDFC Bank	294.00		*Nil*
(j)	Term Loans from Infrastructure Development Finance Company Limited (IDFC)	856.70		*730.00*
(k)	Term Loan from Export Import Bank of India **	17.04		*23.04*
(l)	Lease finance - Vehicle loans (secured by hypothecation of specific assets)	0.72		*0.87*
			2,461.71	*2,224.30*
			4,105.38	***3,931.71***

** In foreign currency.

Security

(i) The Debentures mentioned in *(a)* have been secured by land, moveable and immovable properties in Maharashtra as also receiving stations, sub-stations and godowns in Maharashtra.

(ii) The Debentures mentioned in *(b)* and *(c)* have been secured by land in Village Takve Khurd (Maharashtra), moveable and immovable properties in and outside Maharashtra, as also all transmission stations/lines, receiving stations and sub-stations in Maharashtra.

(iii) The loans from Asian Development Bank and Industrial Renewable Energy Development Agency mentioned in *(f)* and *(h)* respectively have been secured by a charge on the tangible moveable properties, plant and machinery and immovable properties situated at Khandke, Bramanvel, Sadawaghapur, Gadag and Samana in Maharashtra, Karnataka and Gujarat.

(iv) The loans from IDBI Bank and HDFC Bank mentioned in *(g)* and *(i)* have been secured by a *pari passu* charge on all moveable Fixed Assets (excluding land and building), present and future (except assets of all wind projects both present and future) including moveable machinery, machinery spares, tools and accessories.

(v) The loans from IDFC mentioned in *(j)* have been secured by a charge on the moveable assets except assets of all windmill projects present and future more particularly situated in Supa, Khandke, Bramanvel, Sadawaghapur, Gadag and Samana in Maharashtra, Karnataka and Gujarat.

(vi) The loan from Export Import Bank of India mentioned in *(k)* has been secured by receivables (present and future), book debts and outstanding monies.

(vii) The Debentures mentioned in *(d)* and *(e)* have been secured by a *pari passu* charge on land in Village Takve Khurd (Maharashtra) and moveable and immovable properties in and outside Maharashtra.

Redemption

(i) The Debentures mentioned in *(a)* have been redeemed on 15th July, 2009.

(ii) The Debentures mentioned in *(b)* are redeemable at par in three equal instalments commencing from 30th July, 2008.

(iii) The Debentures mentioned in *(c)* are redeemable at premium in three instalments at the end of 9th, 10th and 11th year from 18th October, 2004. The Company has the call option to redeem the same at a premium of 11.20% at the end of five years from 18th October, 2004.

(iv) The Debentures mentioned in *(d)* and *(e)* are redeemable at par at the end of 10 years from the respective dates of allotment viz. 25th April, 2018 and 20th June, 2018.



Schedules forming part of the Balance Sheet

SCHEDULE "D": UNSECURED LOANS

		Rupees Crores	Rupees Crores	*As at 31-03-2009 Rupees Crores*
	SHORT TERM LOANS AND ADVANCES - FROM BANKS :			
(a)	Temporary overdrawn balance in bank current accounts	54.31		*33.02*
(b)	Short Term Borrowing from Banks	Nil		*600.00*
	FROM OTHERS :			
(c)	Short Term Borrowing from Companies	5.07		*5.07*
			59.38	*638.09*
	OTHER LOANS :			
(d)	8.50% Euro Notes (2017) **	268.94		*303.78*
(e)	1% Foreign Currency Convertible Bonds (2010) (repayable within one year - Rs. Nil - *31st March, 2009 - Rs. 73.04 crores*) **	Nil		*73.04*
(f)	1.75% Foreign Currency Convertible Bonds (2014) **	1,354.73		*Nil*
(g)	Commercial Paper (maximum amount outstanding during the year - Rs. 168.00 crores - *31st March, 2009 - Rs. 168.00 crores*) (repayable within one year).	Nil		*168.00*
(h)	Sales Tax Deferral (2018)	83.58		*83.58*
			1,707.25	*628.40*
			1,766.63	***1,266.49***

** Repayable in foreign currencies.

SCHEDULE "E": FIXED ASSETS

Rupees Crores

	GROSS BLOCK				DEPRECIATION / AMORTISATION				NET BLOCK	
	As at 01-04-2009 (at cost)	Additions	Deductions	**As at 31-03-2010 (at cost)**	As at 01-04-2009	For the year	Deductions	**As at 31-03-2010**	**As at 31-03-2010**	As at 31-03-2009
INTANGIBLE ASSETS:										
1. TECHNICAL KNOW-HOW	0.95	-	-	0.95	0.94	*	-	0.94	0.01	0.01
2. LICENCES	0.26	-	-	0.26	0.26	-	-	0.26	Nil	Nil
TANGIBLE ASSETS:										
3. LAND (including land development)	29.63	3.37	-	33.00	-	-	-	-	33.00	29.63
4. LEASEHOLD LAND	104.02	3.76	-	107.78	0.88	1.38	-	2.26	105.52	103.14
5. HYDRAULIC WORKS	476.41 !	1.81	-	478.22	122.55 !!	14.78	-	137.33	340.89	353.86
6. BUILDINGS - PLANT	574.79	67.52	0.19	642.12	178.90	29.68	0.12	208.46	433.66	395.89
7. BUILDINGS - OTHERS	113.59	4.30	-	117.89 @	33.40	2.71	-	36.11	81.78	80.19
8. COAL JETTY	104.82	1.14	-	105.96	2.07	5.00	-	7.07	98.89	102.75
9. RAILWAY SIDINGS, ROADS, CROSSINGS, ETC.	35.95	7.42	-	43.37	8.65	1.21	-	9.86	33.51	27.30
10. PLANT AND MACHINERY	6,552.59 !	761.49	10.67	7,303.41	2,949.41 !!	365.91	8.86	3,306.46	3,996.95	3,603.18
11. TRANSMISSION LINES, CABLE NETWORK, ETC.	879.94	142.65	1.46	1,021.13	419.45	43.49	0.18	462.76	558.37	460.49
12. FURNITURE, FIXTURES AND OFFICE EQUIPMENT.	42.51	8.14	5.62	45.03	24.94	4.08	4.83	24.19	20.84	17.57
13. MOTOR VEHICLES, LAUNCHES, BARGES, ETC.	44.78	7.66	1.57	50.87	31.44	5.89	1.21	36.12	14.75	13.34
14. MOTOR VEHICLES UNDER FINANCE LEASE	1.31	0.17	-	1.48	0.61	0.43	-	1.04	0.44	0.70
15. HELICOPTERS	24.31	35.02	-	59.33	21.82	3.38	-	25.20	34.13	2.49
TOTAL - 2009-2010	**8,985.86**	**1,044.45**	**19.51**	**10,010.80**	**3,795.32**	**477.94**	**15.20**	**4,258.06**	**5,752.74**	**5,190.54**
- 2008-2009	*6,482.25*	*2,522.31*	*18.70*	*8,985.86*	*3,476.76*	*328.85*	*10.29*	*3,795.32*	*5,190.54*	-

@ Buildings include Rs.* being cost of ordinary shares in co-operative housing societies.

! Rs. 1.77 crores has been reclassified from Hydraulic Works to Plant and Machinery.

!! Rs. 0.26 crore has been reclassified from Hydraulic Works to Plant and Machinery.

Fixed Assets having Gross Block of Rs. 1,617.10 crores (Net Block Rs. 668.65 crores) are on leased land for which the agreement is pending finalisation.

Figures below Rs. 50,000 are denoted by '*'.

Schedule forming part of the Balance Sheet

SCHEDULE "F": INVESTMENTS

	Quantity						
	Opening Balance	Additions	Deductions/ Cancellations	Closing Balance	Face Value Rupees Crores	As at 31-03-2010 Rupees Crores	As at 31-03-2009 Rupees Crores
1. CONTINGENCIES RESERVE INVESTMENTS -							
A. Government of India Securities - (Unquoted)							
5.48% GOI (2009)	5,00,000	-	5,00,000 !!	-	-	Nil	4.92
7.00% GOI (2009)	10,00,000	-	10,00,000 !!	-	-	Nil	9.91
5.87% GOI (2010)	10,00,000	-	10,00,000 !!	-	-	Nil	9.76
7.50% GOI (2010)	4,26,550	-	-	4,26,550	4.27	4.27	4.23
11.30% GOI (2010)	27,56,054	-	16,06,054 $	11,50,000	11.50	11.50	28.05
9.39% GOI (2011)	25,00,000	-	25,00,000 $	-	-	Nil	25.07
6.85% GOI (2012)	9,08,700	-	-	9,08,700	9.09	9.09	9.06
9.00% GOI (2013)	10,00,000	-	-	10,00,000	10.00	10.00	9.96
7.59% GOI (2016)	19,000	-	-	19,000	0.19	0.19	0.19
7.49% GOI (2017)	7,36,000	-	-	7,36,000	7.36	7.36	7.28
7.99% GOI (2017)	12,46,000	-	-	12,46,000	12.46	12.46	12.41
8.24% GOI (2027)	-	9,65,000 @	-	9,65,000	9.65	9.65	Nil
						64.52	120.84
B. Other Securities - (Unquoted)							
8.00% EXIM Bank Bonds (2009)	320	-	320 $	-	-	Nil	32.00
5.50% NABARD Capital Gain Bonds (2011)	19,980	-	10,980 $	9,000	9.00	9.00	19.94
						9.00	51.94
						73.52	172.78
2. DEFERRED TAXATION LIABILITY FUND INVESTMENTS -							
A. Government of India Securities - (Unquoted)							
11.99% GOI (2009)	40,00,000	-	40,00,000 !!	-	-	Nil	40.00
7.55% GOI (2010)	25,00,000	-	-	25,00,000	25.00	25.00	24.69
11.30% GOI (2010)	57,43,946	16,06,054 $	-	73,50,000	73.50	73.50	58.43
9.39% GOI (2011)	35,00,000	25,00,000 $	-	60,00,000	60.00	60.00	35.28
6.85% GOI (2012)	40,91,300	-	-	40,91,300	40.91	40.91	40.80
9.00% GOI (2013)	10,00,000	-	-	10,00,000	10.00	10.00	10.00
7.99% GOI (2017)	4,52,000	-	-	4,52,000	4.52	4.52	4.51
						213.93	213.71
B. Other Securities - (Unquoted)							
9.40% IDBI Flexibonds (2010)	20,000	-	20,000 !!	-	-	Nil	9.97
5.50% NABARD Capital Gain Bonds (2011)	15,000	10,980 $	-	25,980	25.98	25.98	15.00
7.85% EXIM Bank Bonds F6 Series (2012)	40	-	-	40	40.00	40.00	39.84
						65.98	64.81
						279.91	278.52
3. TRADE INVESTMENTS -							
A. Ordinary Shares - (Quoted) fully paid up							
Tata Teleservices (Maharashtra) Ltd.	13,72,63,174	-	-	13,72,63,174	137.26	119.67	119.67
Tata Communications Ltd. *[Refer Note 10(i)]*	70,75,837	39,05,000 @	-	1,09,80,837	10.98	293.81	213.82
						413.48	333.49
B. Ordinary Shares - (Unquoted) fully paid up							
Tata Services Ltd.	1,112	-	-	1,112	0.11	0.11	0.11
The Associated Building Co. Ltd.	1,400	-	-	1,400	0.13	0.13 **	0.13 **
Yashmun Engineers Ltd.	9,600	-	-	9,600	0.10	0.01	0.01
Tata Projects Ltd.	9,67,500	-	-	9,67,500	9.68	85.01	85.01
Tata Teleservices Ltd	32,83,97,823	-	-	32,83,97,823	328.40	735.48	735.48
Panatone Finvest Ltd.	50,00,00,000	-	-	50,00,00,000	500.00	500.00	500.00
Indian Energy Exchange Ltd.	12,50,000	-	-	12,50,000	1.25	1.25	1.25
						1,321.99	1,321.99
C. Debentures - (Unquoted) fully paid up							
Tata Projects Ltd.	93,750	-	-	93,750	28.13	28.13	28.13
Panatone Finvest Ltd.	100	-	-	100	100.00	100.00	100.00
						128.13	128.13
						1,863.60	1,783.61
4. INVESTMENTS IN SUBSIDIARY COMPANIES -							
A. Ordinary Shares - (Quoted) fully paid up							
Nelco Ltd.	1,10,99,630	-	-	1,10,99,630	11.10	11.07	11.07
B. Ordinary Shares - (Unquoted) fully paid up							
Chemical Terminal Trombay Ltd.	2,11,200	-	-	2,11,200	2.11	42.88	42.88
Af-Taab Investment Co. Ltd.	13,39,200	-	-	13,39,200	13.39	85.72	85.72
Powerlinks Transmission Ltd.	23,86,80,000	-	-	23,86,80,000	238.68	238.68	238.68
Tata Power Trading Co. Ltd.	20,00,000	1,40,00,000 !	-	1,60,00,000	16.00	37.00	2.00
Maithon Power Ltd.	25,89,39,120	22,86,60,000 !	-	48,75,99,120	487.60	487.83	259.17
Industrial Energy Ltd.	24,64,20,000	-	-	24,64,20,000	246.42	246.42	246.42
Coastal Gujarat Power Ltd.	81,80,00,000	91,60,00,000 !	-	173,40,00,000	1,734.00	1,734.00	818.00
Bhira Investments Ltd.	10,00,000	-	-	10,00,000	USD 10,00,000	4.10	4.10
Bhivpuri Investments Ltd.	7,46,250	-	-	7,46,250	Euro 7,46,250	4.08	4.08
Veltina Holdings Ltd.	2,000	-	-	2,000	Euro 2,000	0.01	0.01
Khopoli Investments Ltd.	7,350	-	-	7,350	USD 7,350	0.03	0.03
Trust Energy Resources Pte. Ltd.	7,17,76,106	3,83,90,250 !	-	11,01,66,356	USD 11,01,66,356	506.00	318.45
North Delhi Power Ltd.	28,15,20,000	-	-	28,15,20,000	281.52	200.93	200.93
						3,587.68	2,220.47
C. Preference Shares - (Unquoted) fully paid up							
Tata Power Trading Co. Ltd.	1,80,00,000	-	1,80,00,000 !!	-	-	Nil	18.00
						3,598.75	2,249.54
Carried over...						5,815.78	4,484.45

Schedule forming part of the Balance Sheet

SCHEDULE "F": INVESTMENTS (Contd.)

	Quantity: Opening Balance	Quantity: Additions	Quantity: Deductions/ Cancellations	Quantity: Closing Balance	Face Value Rupees	As at 31-03-2010 Rupees Crores	As at 31-03-2009 Rupees Crores
Brought forward...						5,815.78	4,484.45
5. INVESTMENTS IN JOINT VENTURE COMPANIES -							
A. Ordinary Shares - (Unquoted) fully/partly paid up							
Tubed Coal Mines Ltd	11,80,000	8,00,000 !	-	19,80,000	1.98	1.98	1.18
Mandakini Coal Company Ltd	30,00,000	22,00,000 !	-	52,00,000	5.20	5.20	3.00
Dagachhu Hydro Power Corporation Ltd. - partly paid up	8,42,400	-	-	8,42,400	Nu 8,42,400	28.64	11.96
Tata BP Solar India Ltd.	33,21,000	-	-	33,21,000	33.21	111.43	111.43
						147.25	127.57
B. Preference Shares - (Unquoted) fully paid up							
Tata BP Solar India Ltd	22,05,000	-	-	22,05,000	22.05	22.05	22.05
						169.30	149.62
6. OTHER INVESTMENTS -							
A. Ordinary Shares - (Quoted) fully paid up							
Aditya Birla Minacs IT Services Limited (previously known as PSI Data Systems Ltd.)	1,35,244	-	1,35,244 ^	-	-	Nil	6.45**
HDFC Bank Ltd.	1,500	-	-	1,500	*	*	*
Industrial Development Bank of India	1,42,720	-	-	1,42,720	0.14	1.14	1.14
Voltas Ltd.	2,33,420	-	-	2,33,420	0.02	0.25	0.25
Tata Consultancy Services Ltd	226	226 ##	-	452	*	*	*
						1.39	7.84
B. Ordinary Shares - (Unquoted) fully paid up							
Aditya Birla Minacs IT Services Limited (previously known as PSI Data Systems Ltd.)	-	1,35,244 ^	-	1,35,244	0.14	6.45 **	Nil
Tata Industries Ltd	35,51,903	-	-	35,51,903	35.52	40.09	40.09
Rujuvalika Investments Ltd.	1,83,334	-	-	1,83,334	0.18	0.30	0.30
Tata Ceramics Ltd.	91,10,000	-	-	91,10,000	1.82	9.11 **	9.11**
Tata Sons Ltd.	6,673	-	-	6,673	0.67	241.95	241.95
Haldia Petrochemicals Ltd	2,24,99,999	-	-	2,24,99,999	22.50	22.50	22.50
						320.40	313.95
C. Preference Shares - (Unquoted) fully paid up							
Rallis India Ltd	50,00,000	-	50,00,000 !!	-	-	Nil	5.00
D. Government of India Securities - (Unquoted)							
8.07% GOI (2017)	3,000	-	-	3,000	0.03	0.03	0.03
E. Other Securities - (Unquoted)							
5.50% NABARD Capital Gain Bonds (2011)	1,31,330	-	-	1,31,330	131.33	131.33	131.09
8% EXIM Bank Bonds (2009)	-	320 $	320 !!	-	-	Nil	Nil
5.50% Rural Electrification Corporation Bonds (2011)	21,990	-	-	21,990	21.99	21.99	21.95
J M Equity Fund-Units	5,00,000	-	-	5,00,000	0.50	0.50	0.50
Taurus Mutual Fund - Bonanza Exclusive Growth	6,66,667	-	-	6,66,667	0.67	0.50	0.50
Templeton India Growth Fund	2,50,000	-	-	2,50,000	0.25	0.25	0.25
UTI Balanced Fund	95,587	-	-	95,587	0.10	0.11	0.11
# Birla Sunlife Cash Plus Institutional Premium - Growth	5,23,01,483	79,81,14,694 @	85,04,16,177 !!	-	-	Nil	73.50
# Tata Liquid Super High Investment Fund - Appreciation	6,98,988	1,74,25,892 @	1,77,42,153 !!	3,82,727	38.27	65.00	113.69
# ICICI Prudential Institutional Liquid Plan - Super Institutional Growth	1,12,49,771 $$	8,89,04,780 @	9,28,04,625 !!	73,49,926	73.50	100.00	145.95
# HDFC Cash Management Fund - Savings Plan -Growth	54,40,578	47,33,80,013 @	45,28,39,682 !!	2,59,80,909	25.98	50.00	10.00
# DWS Insta Cash Management Fund - Super Instituional Plan - Growth	-	20,61,93,799 @	18,35,79,408 !!	2,26,14,391	22.61	27.00	Nil
						396.68	497.54
						718.50	824.36
						6,703.58	**5,458.43**
** Provision for diminution in value of Investments other than temporary.						(14.96)	(14.96)
						6,688.62	**5,443.47**

Notes:	As at 31-03-2010 Rupees Crores	As at 31-03-2009 Rupees Crores
(1) Aggregate of Quoted Investments - Cost	425.94	352.40
- Market Value	803.00	719.95
(2) Aggregate of Unquoted Investments - Cost	6,277.64	5,106.03

(3) During the year, the Company acquired and sold the following Investments :

	No. of units	Purchase Cost Rupees Crores
Principal Cash Management Fund - Liquid Option Institutional Premium Plan - Growth	31,80,98,321	445.64
UTI Liquid Cash Plan Institutional - Growth Plan	49,51,301	727.46
SBI Magnum Insta Cash Fund - Cash Option	24,27,86,762	484.84
Tata Liquid Super High Investment Fund - Appreciation	1,70,43,165	2,851.80
Birla Sun Life Cash Plus Institutional Premium - Growth	79,81,14,694	1,147.11
ICICI Prudential Institutional Liquid Plan - Super Institutional Growth	8,15,54,838	1,085.03
ING Vysya Liquid	7,04,20,302	94.20
HDFC Cash Management Fund - Savings Plan - Growth	44,73,99,104	841.92
Sundaram Money Fund Super Institutional - Growth	8,66,98,453	164.10
DWS Insta Cash Plus Fund - Super Institutional Plan - Growth	18,35,79,408	214.80
GCCG IDFC Cash Fund - Super Institutional Plan C - Growth	56,88,94,056	623.81
JM High Liquidity Fund - Super Institutional Plan - Growth (94)	18,81,80,641	264.13
		8,944.84

Nu - Bhutan Ngultrum
Current Investments - all other investments are long term investments.
Bonus shares allotted during the year.
! Subscribed during the year.
!! Sold/redeemed during the year.
$ Transferred during the year.
^ Consequent to delisting.
@ Acquired during the year.
$$ Increase in Face Value from Rs. 10 to Rs. 100 per unit during the year.
Figures below Rs. 50,000 are denoted by '*'.



Schedule forming part of the Balance Sheet

SCHEDULE "G": CURRENT ASSETS, LOANS AND ADVANCES

	Rupees Crores	Rupees Crores	As at 31-03-2009 Rupees Crores
CURRENT ASSETS -			
(a) Inventories -			
(i) Stores and Spare Parts	189.34		166.61
(ii) Loose Tools	0.31		0.24
(iii) Fuel	281.11		242.36
(iv) Fuel in transit	93.29		226.17
(v) Property under development	25.31		8.76
		589.36	644.14
(b) Sundry Debtors - (including debtors considered doubtful) -			
(i) Debts outstanding for more than six months	227.13		298.97
Other debts	995.22		844.40
	1,222.35 #@		1,143.37 #@
(ii) Unbilled Revenue	26.15		23.94
(iii) Fuel Adjustment Account	185.84		214.98
(iv) Tariff Adjustment Account [*See Note 1 (o) (ii)*]	560.34		223.00
	1,994.68		1,605.29
Less: Provision for Doubtful Debts	18.37		17.32
		1,976.31	1,587.97
Notes -			
Sundry Debtors fully secured	28.14		6.92
Sundry Debtors unsecured and considered good	1,948.17		1,581.05
Sundry Debtors considered doubtful	18.37		17.32
	1,994.68		1,605.29
# Includes Rs. 36.31 crores (*31st March, 2009 - Rs. 22.08 crores*), which, in accordance with the terms of the contracts were not due for payment as at 31st March, 2010.			
@ Includes Rs. 90.11 crores (*31st March, 2009 - Rs. 50.78 crores*) due from Subsidiaries.			
(c) Cash and Bank Balances -			
(i) Cash and Cheques on Hand (includes cheques on hand Rs. 21.25 crores - *31st March, 2009 - Rs. 1.01 crore*)	21.46		1.16
(ii) Current Accounts with Scheduled Banks	42.40		42.96
(iii) Current Accounts with Standard Chartered Bank - Singapore and Jakarta branches - Non-Scheduled Bank (maximum amount outstanding during the year- Rs. 3.56 crores - *31st March, 2009 - Rs. 1.63 crores*)	3.11 !		1.38 !
(iv) Term Deposits with Scheduled Banks	1,210.67 !		* !
		1,277.64	45.50
! In foreign currencies.			
(d) Other Current Assets -			
Assets held for disposal (Valued at lower of cost and net realisable value)	10.50		25.52
Interest accrued on Investments	20.07		23.01
		30.57	48.53
		3,873.88	**2,326.14**
LOANS AND ADVANCES - Considered good - unless otherwise stated - (Unsecured)			
(a) Advances with public bodies		2.26	2.99
(b) VAT/Sales Tax receivable (Inputs) (Net)		30.69	33.22
(c) Shareholders Loans to Subsidiaries :			
Bhira Investments Ltd. (including interest accrued Rs. 7.70 crores - *31st March, 2009 - Rs. Nil*)	1,240.23		1,392.23
Trust Energy Resources Pte. Ltd.	Nil		180.48
Khopoli Investments Ltd. (including interest accrued Rs. 1.14 crores - *31st March, 2009 - Rs. 7.52 crores*)	136.59		160.51
Coastal Gujarat Power Ltd. (including interest accrued Rs. 1.65 crores - *31st March, 2009 - Rs. Nil*)	173.65		Nil
		1,550.47	1,733.22
(d) Deposits with Nelco Ltd. (a Subsidiary Company) (including interest accrued Rs. Nil - *31st March, 2009 - Rs. 0.07 crore*)		Nil	0.07
(e) Deposits with Industrial Energy Ltd. (a Subsidiary Company) (including interest accrued Rs. Nil - *31st March, 2009 - Rs. 1.06 crore*)		Nil	31.36
(f) Advances to Subsidiaries/Joint Ventures			
Maithon Power Ltd.	0.05		0.04
Industrial Energy Ltd.	0.31		0.01
Powerlinks Transmission Ltd.	0.02		0.01
Tata Power Trading Co. Ltd.	Nil		0.06
North Delhi Power Ltd.	Nil		0.56
Bhira Investments Ltd.	Nil		0.04
Bhivpuri Investments Ltd.	Nil		0.05
Trust Energy Resources Pte. Ltd.	0.01		0.71
Coastal Gujarat Power Ltd.	0.06		0.16
		0.45	1.64
(g) Deposits with other Companies	1.27		1.27
Less: Provision for doubtful deposits	1.27		1.27
		Nil	Nil
(h) Other Deposits	287.34		289.40
Less: Provision for doubtful deposits	16.44		8.94
		270.90	280.46
(i) Other Advances (including advances considered doubtful) (including amount due from Directors - Rs. 0.11 crore - *31st March, 2009 - Rs. 0.12 crore* - maximum amount due during the year - Rs. 0.12 crore - *31st March, 2009 - Rs. 0.13 crore*)	210.89		248.94
Less: Provision for doubtful advances	Nil		Nil
		210.89	248.94
(j) Payment of Taxes (net of provisions and including Fringe Benefit Tax)		14.72	23.10
		2,080.38	**2,355.00**
		5,954.26	**4,681.14**

Figures below Rs. 50,000 are denoted by '*'.

Schedule forming part of the Balance Sheet

SCHEDULE "H": CURRENT LIABILITIES AND PROVISIONS

		Rupees Crores	Rupees Crores	As at 31-03-2009 Rupees Crores
CURRENT LIABILITIES -				
(a)	Consumers Benefit Account	21.94		*46.82*
(b)	Sundry Creditors - Total outstanding dues of Micro and Small Enterprises (*See Note 9*)	0.91		*2.11*
(c)	Sundry Creditors - Total outstanding dues of creditors other than Micro and Small Enterprises	775.24		*833.18*
(d)	Tariff Adjustment Account [*See Note 1 (o) (ii)*]	226.32		*265.19*
(e)	Advance and progress payments	19.05		*37.59*
(f)	Premium on redemption of Debentures	134.70		*Nil*
(g)	Interest accrued but not due on Secured Loans	68.42		*75.31*
(h)	Interest accrued but not due on Unsecured Loans	11.43		*7.87*
(i)	Investor Education and Protection Fund shall be credited by the following amounts namely:- **			
	(i) Unpaid Dividend	9.21		*7.10*
	(ii) Unpaid Matured Debentures	*		*
	(iii) Interest	0.10		*0.11*
	(iv) Unpaid Matured Deposits	0.08		*0.18*
(j)	Other Liabilities	45.72		*24.98*
(k)	Security Deposits from Consumers	62.62		*27.00*
(l)	Tender Deposits from Vendors	2.84		*2.41*
(m)	Sundry Deposits from Customers	87.12		*89.48*
			1,465.70	***1,419.33***
**	Includes amounts outstanding aggregating Rs.0.74 crore (*31st March, 2009 - Rs. 0.66 crore*) outstanding for more than seven years pending legal cases.			
PROVISIONS -				
(a)	Provision for Wealth Tax	2.27		*1.79*
(b)	Provision for Proposed Dividend	285.05		*255.26*
(c)	Provision for Additional Income-tax on Dividend	37.93		*31.63*
(d)	Provision for Employee Benefits	239.36		*209.97*
(e)	Provision for Premium on redemption of Debentures	Nil		*134.70*
(f)	Provision for Premium on redemption of Foreign Currency Convertible Bonds	128.29		*11.49*
(g)	Provision for future foreseeable losses on contracts, etc.	3.43		*3.24*
(h)	Provision for Warranties	6.24		*3.91*
			702.57	***651.99***
			2,168.27	***2,071.32***

Figures below Rs. 50,000 are denoted by '*'.

Schedule forming part of the Profit and Loss Account

SCHEDULE "1": REVENUE AND OTHER INCOME

	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
1. REVENUE -			
(a) Revenue from Power Supply and Transmission Charges	6,690.73		*7,069.60*
Less: Revenue capitalised	Nil		*5.65*
	6,690.73		*7,063.95*
Less: Cash Discount	50.69		*46.43*
Add: Income to be recovered in future tariff determination	253.43		*54.00*
	6,893.47		*7,071.52*
(b) Revenue from Contracts:			
Electronic Products	117.41		*92.03*
Less: Excise Duty	1.55		*0.60*
	115.86		*91.43*
Transmission EPC Business	1.29		*6.86*
Project/Operation Management Services	28.99		*23.41*
	146.14		*121.70*
(c) Rental of Land, Buildings, Plant and Equipment, etc	12.19		*10.69*
(d) Income in respect of Services rendered	12.89		*14.46*
(e) Compensation received (Net)	1.64		*Nil*
(f) Miscellaneous Revenue and Sundry Credits	31.94		*16.88*
(g) Provision for Doubtful Debts and Advances written back (Net)	Nil		*0.98*
		7,098.27	***7,236.23***
2. OTHER INCOME -			
(a) Interest on Government and Other Securities, Loans, Advances, Deposits etc. (including Income-tax deducted - Rs. 0.63 crore - *Previous Year - Rs. 1.48 crores*)	31.62		*26.21*
(b) Interest on Contingencies Reserve Investments #	5.77		*11.42*
(c) Interest on Deferred Taxation Liability Fund Investments (including Income - tax deducted - Rs. Nil - *Previous Year - Rs. 0.05 crore*) #	24.96		*18.76*
(d) Interest from Subsidiaries (including Income-tax deducted - Rs. 2.67 crores - *Previous Year - Rs. 5.12 crores*)	41.75		*30.14*
(e) Interest on US 64 Tax free Bonds from Unit Trust of India (including Rs.Nil - *Previous Year Rs. 0.99 crore* on Contingencies Reserve Investments and Rs. Nil - *Previous Year - Rs. 1.98 crores* on Deferred Taxation Liability Investments)	Nil		*3.32*
(f) Interest from Trade Investments (including Income-tax deducted - Rs. 0.52 crore - *Previous Year - Rs. 0.53 crore*)	2.36		*2.36*
(g) Interest from Other Investments @	9.62		*10.57*
(h) Dividend from Trade Investments	6.11		*3.19*
(i) Dividend from Subsidiaries	71.27		*82.83*
(j) Dividend from Joint Ventures	7.96		*6.27*
(k) Dividend from Other Investments @	5.35		*5.20*
(l) Premium/(Discount) amortised/accrued on Bonds (Net)	(0.20)		*(1.22)*
(m) Profit on Sale of Investments (Net) (including Rs. 0.03 crore - *Previous Year - Rs. 255.78 crores* in respect of Long Term Investments)	22.00		*285.25*
(n) Provision for diminution in value of Investments written back	Nil		*0.78*
(o) Guarantee Commission received from Subsidiaries	1.03		*2.94*
(p) Gain on Exchange (Net)	51.98		*144.33*
		281.58	***632.35***
		7,379.85	***7,868.58***

@ Long term Investments.

Excluding on US 64 Tax free Bonds from Unit Trust of India.



Schedule forming part of the Profit and Loss Account

SCHEDULE "2": GENERATION, TRANSMISSION, DISTRIBUTION AND OTHER EXPENSES

	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
1. PAYMENTS TO AND PROVISIONS FOR EMPLOYEES -			
(a) Salaries, Wages and Bonus (excluding Rs. 0.16 crore on Repairs and Maintenance - *Previous Year - Rs. 0.78 crore*)	218.23		*196.17*
(b) Company's contribution to Provident Fund	9.60		*8.60*
(c) Retiring Gratuities	13.18		*19.84*
(d) Welfare Expenses	43.96		*46.11*
(e) Contribution to Superannuation Fund	12.49		*11.74*
(f) Leave Encashment Scheme	24.36		*22.55*
(g) Pension Scheme	2.24		*4.05*
	324.06		*309.06*
Less: Employee cost capitalised	13.07		*12.06*
Less: Employee cost recovered	5.70		*5.10*
		305.29	*291.90*
2. OPERATION AND OTHER EXPENSES -			
(a) Stores, Oil, etc. consumed (excluding Rs. 48.94 crores on Repairs and Maintenance - *Previous Year - Rs. 36.99 crores*)	14.28		*21.71*
(b) Rental of Land, Buildings, Plant and Equipment, etc.	15.29		*13.25*
(c) Repairs and Maintenance -			
(i) To Buildings and Civil Works	32.08		*23.95*
(ii) To Machinery and Hydraulic Works	170.85		*128.78*
(iii) To Furniture, Vehicles, etc.	4.32		*3.36*
	207.25		*156.09*
(d) Rates and Taxes	47.14		*29.44*
(e) Insurance	16.08		*13.33*
(f) Components consumed	41.95		*31.40*
(g) Cost of materials and erection charges	0.20		*6.92*
(h) Other Operation Expenses	84.88		*70.82*
(i) Agency Commission	Nil		*0.18*
(j) Directors' Fees	0.34		*0.30*
(k) Auditors' Remuneration	4.04		*3.20*
(l) Cost of Services Procured	37.91		*28.07*
(m) Provision for Doubtful Debts and Advances (Net)	8.55		*Nil*
(n) Loss on sale/retirement of Assets (Net) (including capital profit Rs. 1.82 crores - *Previous Year - Rs. 0.90 crore*)	1.28		*0.88*
(o) Miscellaneous Expenses	61.66		*57.59*
		540.85	*433.18*
3. TRANSMISSION CHARGES		49.88	*62.78*
4. PROVISION IN RESPECT OF CURRENT ASSETS HELD FOR DISPOSAL		26.91	*4.48*
5. DECREASE IN WORK-IN-PROGRESS			
Opening Balance	Nil		*0.07*
Less: Closing Balance	Nil		*Nil*
		Nil	*0.07*
6. AMOUNT WRITTEN OFF - MISCELLANEOUS EXPENDITURE		Nil	*4.88*
7. TRANSFER OF REVENUE EXPENSES TO CAPITAL		(0.52)	*(3.15)*
		922.41	***794.14***

Schedules forming part of the Profit and Loss Account

SCHEDULE "3": INTEREST AND FINANCE CHARGES

		Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
	INTEREST:			
(a)	Interest on Debenture Loans	144.68		*137.12*
(b)	Interest on Fixed Period Loans - Euro Notes and FCCBs	33.35		*25.14*
(c)	Interest on Fixed Period Loans - Others (Rs. Nil paid to a Subsidiary - *Previous Year - Rs. 0.67 crore*)	257.22		*225.50*
(d)	Other Interest and Commitment Charges	6.40		*34.86*
		441.65		*422.62*
	Less: Interest Capitalised	35.01		*116.83*
			406.64	***305.79***
	FINANCE CHARGES:			
(a)	Commission and Brokerage	2.35		*2.03*
(b)	Other Finance Charges	14.00		*19.94*
			16.35	***21.97***
			422.99	***327.76***

SCHEDULE "4": STATUTORY APPROPRIATIONS

		Rupees Crores	*Previous Year Rupees Crores*
(a)	Contingencies Reserve	10.00	*8.70*
(b)	Special Reserve (Net) (including Rs. Nil written back in respect of previous year - *Previous Year - Rs. 63.00 crores*)	6.00	*(54.00)*
(c)	Tariffs and Dividends Control Reserve	(24.89)	*Nil*
		(8.89)	***(45.30)***

Schedule "I" Notes forming part of the Accounts

1. Major Accounting Policies:-

(a) Basis for preparation of accounts:

The financial statements have been prepared and presented under the historical cost convention, on the accrual basis of accounting and in accordance with the generally accepted accounting principles in compliance with the relevant provisions of the Companies Act, 1956.

(b) Use of estimates:

The preparation of financial statements requires the management of the Company to make estimates and assumptions that affect the reported balance of assets and liabilities, revenues and expenses and disclosures relating to the contingent liabilities. The management believes that the estimates used in preparation of the financial statements are prudent and reasonable. Future results could differ from these estimates. Any revision to accounting estimates is recognised prospectively in the current and future periods. Examples of such estimates include provision for employee benefit plans, provision for diminution in value of long term investments, provision for doubtful debts/advances, provision for income taxes, etc.

(c) Fixed Assets:

All fixed assets are stated at cost, less depreciation. Cost comprises the purchase price and any other applicable costs and also includes borrowing costs as estimated to be attributable to the acquisition and construction of fixed assets upto the date the asset is ready for use.

(d) Depreciation/Amortisation:

(i) Depreciation for the year in respect of assets relating to the electricity business of the Company as Licensee/other than a Licensee, has been provided on straight line method in terms of the repealed Electricity (Supply) Act, 1948 on the basis of Central Government Notification No. S.O. 265 (E) / 266 (E) dated 27th March, 1994 / 29th March, 1994, except that computers acquired on or after 1st April, 1998 are depreciated at the rate of 33.40% p.a. on the basis of approval obtained from the State Government.

(ii) In respect of assets relating to other business of the Company, depreciation has been provided for on written down value basis at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956, except in the case of technical know-how which is written off on a straight line basis over a period of six years.

(iii) Assets costing less than Rs. 5,000/- are depreciated at the rate of 100%.

(iv) Leasehold Land is amortised over the period of the lease.

(v) Depreciation on additions/deletions of assets is provided on pro-rata basis.

(vi) Depreciation rates used for various classes of assets are:

Hydraulic Works	–	1.95% to 3.40%
Buildings	–	3.02% to 33.40%
Railway Sidings, Roads, Crossings, etc.	–	3.02% to 5.00%
Plant and Machinery	–	1.80% to 45.00%
Transmission Lines, Cable Network, etc.	–	3.02% to 13.91%
Furniture, Fixtures and Office Equipment	–	12.77% to 18.10%
Mobile Phones	–	100%
Motor Vehicles, Launches, Barges, etc.	–	25.89% to 33.40%
Helicopters	–	9.00% to 33.40%

Depreciation so provided has been determined as being not less than the depreciation which would have been recognised in the Profit and Loss Account had the rates and the manner prescribed under Schedule XIV to the Companies Act, 1956, been applied.

(e) Leases:

(i) Finance Lease:

Assets taken on finance lease are accounted for as fixed assets in accordance with Accounting Standard (AS 19) - "Leases". Accordingly, the assets are accounted at fair value. Lease payments are apportioned between finance charge and reduction in outstanding liability.

(ii) Operating Lease:

Assets taken on lease under which all risks and rewards of ownership are effectively retained by the lessor are classified as operating lease. Lease payments under operating leases are recognised as expenses on straight-line basis.

(f) Investments:

Long term investments are carried at cost, less provision for diminution other than temporary, if any, in the value of such investments. Current investments are carried at lower of cost and fair value.

(g) Inventories:

Inventories of stores, spare parts, fuel and loose tools are valued at or below cost. Cost is ascertained on weighted average basis. Work-in-progress and property under development are valued at lower of cost and net realisable value. Cost includes cost of land, material, labour, manufacturing and other overheads.

(h) Taxes on Income:

Current tax is determined as the amount of tax payable in respect of taxable income for the year. Credit in respect of Minimum Alternate Tax paid is recognised only if there is convincing evidence of realisation of the same.

Deferred tax, which is computed on the basis of enacted / substantively enacted rates, is recognised, on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods – *(See Note 18)*. Where there is unabsorbed depreciation or carry forward losses, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets. Other deferred tax assets are recognised only to the extent there is reasonable certainty of realisation in future.

(i) Research and Development Expenses:

Research and Development costs (other than cost of fixed assets acquired) are charged as an expense in the year in which they are incurred.

(j) Intangible Assets:

Intangible Assets are recognised only if it is probable that the future economic benefits that are attributable to the asset will flow to the Company and the cost of the asset can be measured reliably.

(k) Premium on redemption of Debentures and Foreign Currency Convertible Bonds (FCCB):

Premium payable on redemption of FCCB and Debentures as per terms of their respective issues is provided fully in the year of issue by adjusting against the Securities Premium Account.

(l) Warranty Expenses:

Anticipated product warranty costs for the period of warranty are provided for in the year of sale. Other warranty obligations are accounted for as and when claims are admitted.

(m) Foreign Exchange Transactions:

(i) Transactions denominated in foreign currencies are recorded at the exchange rate prevailing on the date of the transaction.

(ii) All monetary assets and monetary liabilities in foreign currencies other than net investments in non-integral foreign operations are translated at the relevant rates of exchange prevailing at the year end and exchange differences are recognised in the Profit and Loss Account.

(iii) Exchange differences relating to monetary items that are in substance forming part of the Company's net investment in non-integral foreign operations are accumulated in Exchange Translation Reserve Account.

(iv) In respect of foreign exchange contracts, the premium or discount arising at the inception of such a contract is amortised as expense or income over the life of the contract.

(n) Employee Benefits:

(i) Defined Contribution Plan:

Company's contributions paid/payable during the year to Provident Fund, Superannuation Fund, ESIC and Labour Welfare Fund are recognised in the Profit and Loss Account.

(ii) Defined Benefit Plan/Long term compensated absences:

Company's liability towards gratuity, compensated absences, post retirement medical benefit schemes, etc. are determined by independent actuaries, using the projected unit credit method. Past services are recognised on a straight line basis over the average period until the benefits become vested. Actuarial gains and losses are recognised immediately in the Profit and Loss Account as incomes or expenses. Obligation is measured at the present value of estimated future cash flows using a discounted rate that is determined by reference to the market yields at the Balance Sheet date on Government Bonds where the currency and terms of the Government Bonds are consistent with the currency and estimated terms of the defined benefit obligation.

(iii) Short-term employee benefits are recognised as an expense at the undiscounted amount in the Profit and Loss Account of the year in which the related services are rendered.

(o) Revenue Recognition:

(i) Revenue from Power Supply and Transmission Charges are accounted for on the basis of billings to consumers/State Transmission Utility and inclusive of Fuel Adjustment Charges and includes unbilled revenues accrued upto the end of the accounting year.

(ii) The Company determines surplus/deficit (i.e. excess/shortfall of/in aggregate gain over Return on Equity entitlement) for the year in respect of its Mumbai Licensed Area operations (i.e. Generation, Transmission and Distribution) based on the principles laid down under the respective Tariff Regulations as notified by Maharashtra Electricity Regulatory Commission (MERC) and on the basis of Tariff Orders issued by them. In respect of such surplus/deficit, appropriate adjustments as stipulated under the regulations have been made during the year. Further, any adjustments that may arise on annual performance review by MERC under the aforesaid Tariff regulations will be made after the completion of such review.

(iii) Delayed payment charges and interest on delayed payments for power supply are recognised, on grounds of prudence, as and when recovered.

(iv) Interest income / Guarantee Commission is accounted on an accrual basis. Dividend income is accounted for when the right to receive income is established.

(p) Accounting for Contracts:

Income on contracts in respect of Transmission EPC, Strategic Electronics business and Project Management Services are accounted on "Percentage of Completion" basis measured by the proportion that cost incurred upto the reporting date bear to the estimated total cost of the contract.

(q) Issue Expenses:

(i) Expenses incurred in connection with the issue of Euro Notes, Foreign Currency Convertible Bonds, Global Depository Receipts and Debentures are adjusted against Securities Premium Account.

(ii) Discount on issue of Euro Notes are amortised over the tenure of the Notes.

(r) Payments under Voluntary Retirement Schemes (VRS):

Compensation paid under VRS is charged to the Profit and Loss Account in the year of exercise of option.

(s) Segment Reporting:

The accounting policies adopted for segment reporting are in line with the accounting policy of the Company. Revenue and expenses have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "Unallocable income/expenses".

(t) Provision, Contingent Liabilities and Contingent Assets:

A Provision is recognised when the Company has a present legal or constructive obligation as a result of past event and it is probable that an outflow of resource will be required to settle the obligation, in respect of which reliable estimate can be made. Provisions (excluding retirement benefits) are not discounted to its present value and are determined based on best estimate required to settle the obligation at the Balance Sheet date. These are reviewed at each Balance Sheet date and adjusted to reflect the current best estimates. Contingent Liabilities are not recognised in the financial statements. A Contingent Asset is neither recognised nor disclosed in the financial statements.

2. (a) In an earlier year, the Company issued 200,000 1% Foreign Currency Convertible Bonds (FCCB) with face value of U.S.$ 1,000 each aggregating to U.S. $ 200 million (Rs. 878.80 crores at issue). The bond holders had an option to convert these Bonds into shares, at an initial conversion price of Rs. 590.85 per share at a fixed rate of exchange on conversion of Rs. 43.38 = U.S. $ 1.00, at any time on or after 6th April, 2005, upto 15th February, 2010. The conversion price is subject to adjustment in certain circumstances. The FCCB may be redeemed, in whole but not in part, at the option of the Company at any time on or after 24th February, 2008 and prior to 15th February, 2010 subject to satisfaction of certain conditions. Unless previously converted, redeemed or repurchased and cancelled, the FCCB fall due for redemption on 25th February, 2010 at 115.734 percent of their principal amount. Accordingly, the Company has redeemed the balance non-converted Bonds at a premium as per the terms of the issue during the year.

(b) During the year, in respect of the above Bonds, bond holders holding 14,229 bonds *(31st March, 2009 – 9,865 bonds)* have opted for conversion of the same into equity shares and accordingly 10,44,683 shares [includes 5,84,713 shares *(31st March, 2009 – 6,87,572 shares)* on which dividend of Rs. 0.67 crore *(31st March, 2009 – Rs. 0.72 crore)* has been paid during the year] *(31st March, 2009 – 7,24,281 shares)* of Rs. 10 each have been issued at a premium as per terms of issue. Consequently there is an increase in the Subscribed Share Capital by Rs.1.04 crores *(31st March, 2009 – Rs. 0.72 crore)* and Securities Premium by Rs. 67.90 crores *(31st March, 2009 – Rs.41.39 crores)*. Further, provision made for premium on redemption of FCCB by debiting Securities Premium in an earlier year has been reversed to the extent it pertains to the converted FCCB. As a result, balance in Securities Premium Account has increased by Rs. 9.85 crores *(31st March, 2009 – Rs. 6.83 crores)*. Hence, the total increase in Securities Premium Account amounted to Rs. 77.75 crores *(31st March, 2009 – Rs. 48.22 crores)*.

(c) During the year ended 31st March, 2010, the Company issued 3,000 1.75% Foreign Currency Convertible Bonds (FCCB) with face value of U.S. $ 100,000 each aggregating to U.S.$ 300 million (Rs. 1,404.45 crores at issue, net proceeds received Rs. 1,391.67 crores). The bond holders have an option to convert these Bonds into Equity Shares, at an initial conversion price of Rs. 1,456.125 per share at a fixed rate of exchange on conversion of Rs. 46.81 = U.S. $ 1.00, at any time on and after 31st December, 2009, upto 11th November, 2014. The conversion price is subject to adjustment in certain circumstances. The FCCB may be redeemed, in whole but not in part, at the option of the Company at any time on or after 20th November, 2011 subject to satisfaction of certain conditions. Unless previously converted, redeemed or repurchased and cancelled, the FCCB fall due for redemption on 21st November, 2014 at 109.47 percent of their principal amount together with accrued and unpaid interest.

The unutilised portion of FCCB amounting to U.S. $ 247.75 million has been invested in short term deposits with Bank.

3. During the year ended 31st March, 2010, the Company issued equity shares in the form of Global Depository Receipts (GDRs) listed on the Luxembourg Stock Exchange for a gross amount of U.S. $ 335 million. Each GDR represents 1 equity share of the Company, at a nominal value of Rs.10 per equity share. The Company has issued 1,48,38,110 GDRs which have been priced at U.S. $ 22.577 per GDR (Rs. 48.27 being the reference exchange rate) as per relevant pricing guidelines for issue of GDRs. Consequently, there is an increase in the Subscribed Share Capital by Rs.14.84 crores and Securities Premium Account by Rs. 1,616.22 crores (net of issue expenses).

4. In respect of previous year, Contingencies Reserve Investments and Deferred Taxation Liability Fund Investments hitherto included the cost of 6.75% Unit Trust of India-Tax Free US Bonds 2008 received on conversion of units in Scheme US-64, which bonds were redeemed during the previous year. In the terms of Appellate Tribunal for Electricity (ATE) Order dated 25th February, 2009 the appropriations made to Contingencies Reserve and Deferred Taxation Liability Fund have been utilised to meet the loss of Rs.155.47 crores realised on redemption of the above statutory investments.

5. In an earlier year, the Company had commissioned its 120 MW thermal power unit at Jojobera, Jharkhand. Revenue in respect of this unit is recognised on the basis of a draft Power Purchase Agreement prepared jointly by the Company and its customer which is pending finalisation.

6. The Company has been legally advised that the Company is considered to be established with the object of providing infrastructural facilities and accordingly, Section 372A of the Companies Act, 1956 is not applicable to the Company.

7. (a) The Company has an investment in Tata Teleservices Limited (TTSL) of Rs.735.48 crores *(31st March, 2009 – Rs.735.48 crores)* and Nelco Limited (Nelco) Rs. 11.07 crores *(31st March, 2009 – Rs.11.07 crores);*

   (b) TTSL and Nelco based on the accounts as certified by their Managements for the year/period ended 31st March, 2010, have accumulated losses which have significantly eroded their net worth. In the opinion of the Management, having regard to the long term nature of their business, there is no diminution other than temporary, in the value of the investments.

8. Capital commitments not provided for are estimated at Rs. 594.10 crores *(31st March, 2009 - Rs. 722.90 crores).*

9. Micro and small enterprises under the Micro, Small and Medium Enterprises Development Act, 2006 have been determined based on the information available with the Company and the required disclosures are given below:

Rs. crores

			2008-09
(a)	Principal amount remaining unpaid as on 31st March	0.91	*2.11*
(b)	Interest due thereon as on 31st March@	-	-
(c)	Interest paid by the Company in terms of Section 16 of Micro, Small and Medium Enterprises Development Act, 2006, along with the amount of the payment made to the supplier beyond the appointed day during the year@	-	-
(d)	Interest due and payable for the period of delay in making payment (which have been paid but beyond the appointed day during the year) but without adding the interest specified under Micro, Small and Medium Enterprises Development Act, 2006@	-	-
(e)	Interest accrued and remaining unpaid as at 31st March@	-	-
(f)	Further Interest remaining due and payable even in the succeeding years, until such date when the interest dues as above are actually paid to the small enterprise@	-	-

@ Amounts unpaid to MSM vendors on account of retention money have not been considered for the purpose of interest calculation.

10. Contingent Liabilities and Other Commitments:

   (a) Claims against the Company not acknowledged as debts Rs. 216.14 crores *(31st March, 2009 - Rs.188.56 crores)* consists mainly of the following:

      (i) Octroi claims disputed by the Company aggregating to Rs. 5.03 crores *(31st March, 2009 - Rs. 5.03 crores)*, consisting of octroi exemption claimed by the Company.

(ii) A Suit filed against the Company claiming compensation of Rs. 20.51 crores *(31st March, 2009 - Rs. 20.51 crores)* by way of damages for alleged wrongful disconnection of power supply and interest accrued thereon Rs. 99.06 crores *(31st March, 2009 - Rs.94.76 crores).*

(iii) Rates, Duty and Cess claims disputed by the Company aggregating to Rs. 62.14 crores *(31st March, 2009 - Rs.51.71 crores)*, consisting mainly for levy of cess and way leave fees by Maharashtra Pollution Control Board at higher rates and interest thereon which is challenged by the Company and for levy of excise duty on fuel consumed in generation of electricity that was not sold but consumed by the Company.

(iv) Other claims against the Company not acknowledged as debts Rs. 29.40 crores *(31st March, 2009 – Rs. 16.55 crores).*

(b) Taxation matters for which liability, relating to issues of deductibility and taxability, is disputed by the Company and provision is not made (computed on the basis of assessments which have been re-opened and assessments remaining to be completed):

Rs. crores

			As at 31st March, 2009
(i)	Matters on which there are decisions of the appellate authorities in the Company's favour, not accepted by the tax authorities	29.06	*78.38*
(ii)	Interest and penalty demanded	10.13	*5.15*

(c) Uncalled liability on partly paid up shares - Rs. 55.60 crores *(31st March, 2009 – Rs. 72.28 crores).*

(d) (i) Indirect exposures of the Company:

Name of the Company	Contingent Liabilities				Other Commitments	
	Guarantees given	Shares pledged	Sponsor support agreement	Deed of Indemnity	Letter of Comfort	Undertaking for non-disposal of shares
	(Rs. crores)	(Nos.)	(Rs. crores)	(Rs. crores)	(Rs. crores)	(Rs. crores)
Tata Teleservices Limited (TTSL) [Refer (d) (ii) below]	-	21,98,18,101	-	-	-	-
	-	*32,43,08,708*	*-*	*-*	*-*	*-*
Panatone Finvest Limited (PFL)	250.00	-	-	-	-	-
	250.00	*-*	*-*	*-*	*-*	*-*
Tata Teleservices (Maharashtra) Limited (TTML)	-	-	-	-	-	-
	50.00	*8,28,44,452*	*-*	*-*	*-*	*-*
North Delhi Power Limited (NDPL)	-	-	-	-	-	1,157.28
	-	*-*	*-*	*-*	*-*	*1,107.28*
Powerlinks Transmission Limited (PTL)	-	23,86,80,000	366.00	-	-	-
	-	*23,86,80,000 [Refer (d) (iii) below]*	*366.00*	*-*	*-*	*-*
Nelco Limited (Nelco)	-	-	-	-	25.00	-
	-	*-*	*-*	*-*	*25.00 [Refer (e) below]*	*-*
Tata Power Trading Company Limited (TPTCL)	50.00	-	-	-	-	-
	50.00	*-*	*-*	*-*	*-*	*-*

Name of the Company	Contingent Liabilities				Other Commitments	
	Guarantees given	Shares pledged	Sponsor support agreement	Deed of Indemnity	Letter of Comfort	Undertaking for non-disposal of shares
	(Rs. crores)	(Nos.)	(Rs. crores)	(Rs. crores)	(Rs. crores)	(Rs. crores)
Coastal Gujarat Power Limited (CGPL)	1,857.40 (including USD 10 million and JPY 31,219 million)	88,43,40,000	[Refer (d) (iv) below]	-	-	-
	351.00 (including USD 10 million)	*41,71,80,000*	-	-	-	-
Industrial Energy Limited (IEL)	-	12,56,74,200	[Refer (d) (v) below]	-	-	-
	-	-	-	-	-	-
Bhivpuri Investments Limited (BIL)	-	7,46,250	-	-	-	-
	-	*7,46,250*	-	-	-	-
Khopoli Investments Limited (KIL)	2,641.71 (equivalent to USD 585 million) plus interest and finance costs	-	-	-	-	-
	2,983.35 (equivalent to USD 585 million) plus interest and finance costs	-	-	-	-	-
Bhira Investments Limited (BHIL)	-	10,00,000	-	-	-	-
	-	*10,00,000*	-	-	-	-
Trust Energy Resources Pte. Limited (TERPL)	560.45 (equivalent to USD 124.11 million)	-	-	-	-	-
	813.77 (equivalent to USD 159.57 million)	-	-	-	-	-
Tubed Coal Mines Limited (TCML)	11.36	-	-	-	-	-
	11.36	-	-	-	-	-
Mandakini Coal Company Limited (MCCL)	20.26	-	-	-	-	-
	20.26	-	-	-	-	-
Tata Sons Limited (TSL)	*[Refer (h) below]*	-	-	-	-	-
	-	-	-	-	-	-

Note: Previous year's figures are in italics.



(ii) The Company has in terms of the shareholder's agreement, an obligation to subscribe for or arrange along with the participants of the Tata Group, for additional capital as per specified schedule, in case of TTSL.

(iii) In terms of the Deed of Pledge of Shares executed by the Company and Power Grid Corporation of India Limited (PowerGrid) in favour of Infrastructure Development Finance Company Limited (IDFC) acting as Security Trustee for the Lenders, with PTL as a confirming party for pledging the Company's current and future shareholding in PTL. Powers of Attorney are executed in favour of the Security Trustee and the Lenders to accomplish the purpose of the Deed with full authority in terms of the Deed.

(iv) In terms of the Sponsor Support agreement entered into between the Company, Coastal Gujarat Power Limited (CGPL) and lenders of CGPL, the Company has undertaken to provide support by way of base Equity contribution to the extent of 25% of CGPL's project cost and additional equity or subordinated loans to be made or arranged for, if required as per the financing agreements to finance the project. The sponsor support also includes support by way of additional equity for any overrun in project costs and Debt Service Reserve Guarantee as provided under the financing agreements. The support will cease on the date of "financial completion" as defined under the relevant financing agreements. Further, CGPL has entered into an Agreement with the Company for Additional Subordinated Loan to the extent of U.S.$ 50 million (equivalent to Rs. 200.00 crores). In accordance with this agreement, the Company has provided an Additional Subordinated Loan of Rs. 172.00 crores to CGPL as on 31st March, 2010. The accrued interest on Additional Subordinated Loan shall be payable subject to fulfilment of conditions in Subordination Agreement and Coal Supply and Transportation Agreements Completion Date (CSTACD) agreement.

(v) In terms of the Sponsor Support agreement entered into between the Company, Industrial Energy Limited (IEL) and lenders of IEL, in the event of any overrun in the project cost of IEL to the extent of 10% of the project cost, the Company has undertaken to provide in proportion to its shareholding in IEL, support by way of infusion of fresh equity/preference capital or unsecured loans.

(e) In respect of Nelco Limited, whose net worth has been substantially eroded, the Company has undertaken to arrange for the necessary financial support to Nelco Limited in the form of interim short-term funding for meeting its business requirements.

(f) In respect of the Standby Charges dispute with Reliance Infrastructure Ltd. (R-Infra - formerly Reliance Energy Ltd.) for the period from 1st April, 1999 to 31st March, 2004, the ATE, set aside the MERC Order dated 31st May, 2004 and directed the Company to refund to R-Infra as on 31st March, 2004, Rs. 354.00 crores (including interest of Rs.15.14 crores) and pay interest at 10% per annum thereafter. As at 31st March, 2010 the accumulated interest was Rs. 151.16 crores *(31st March, 2009 - Rs. 139.96 crores)* (Rs.11.20 crores for the year ended 31st March, 2010). On appeal, the Hon'ble Supreme Court vide its interim order dated 7th February, 2007, has stayed the ATE Order and in accordance with its directives, the Company has furnished a bank guarantee of the sum of Rs. 227.00 crores and also deposited Rs.227.00 crores with the Registrar General of the Court (the Court) which has been withdrawn by R-Infra on furnishing the required undertaking to the Court. The said deposit has been accounted as "Other Deposits".

Further, no adjustment has been made for the reversal in terms of the ATE Order dated 20th December, 2006 of Standby Charges credited in previous years estimated at Rs. 519.00 crores. The aggregate of Standby Charges credited in previous years, net of tax is estimated at Rs. 430.80 crores, which will be adjusted, wholly by a withdrawal/set-off from certain Statutory Reserves as allowed by MERC. No provision has been made in the accounts towards interest that may be finally determined as payable to R-Infra. However, since 1st April, 2004, the Company has accounted Standby Charges on the basis determined by the respective MERC Tariff Orders.

The Company is of the view, supported by legal opinion, that the ATE's Order can be successfully challenged and hence, adjustments, if any, including consequential adjustments to the Deferred Tax Liability Fund and the Deferred Tax Liability Account will be recorded by the Company on the final outcome of the matter.

(g) MERC vide its Tariff Order dated 11th June, 2004, had directed the Company to treat the investment in its Wind energy project as outside the Mumbai Licensed Area, consider a normative Debt Equity ratio of 70:30 to fund the Company's fresh capital investments effective 1st April, 2003 and had also allowed a normative interest charge @ 10% p.a. on the said normative debt.

The change to the Clear Profit and Reasonable Return (consequent to the change in the Capital Base) as a result of the above mentioned directives for the period upto 31st March, 2004, has been adjusted by MERC from the Statutory Reserves along with the disputed Standby Charges referred to in Note 10(f) above. Consequently, the effect of these adjustments would be made with the adjustments pertaining to the Standby charges dispute as mentioned in Note 10 (f) above.

(h) During the previous year, in terms of the agreements entered into between Tata Teleservices Ltd. (TTSL), Tata Sons Ltd. (TSL) and NTT DoCoMo, Inc. of Japan (Strategic Partner-SP), the Company was given by Tata Sons an option to sell 2,72,82,177 Equity Shares in TTSL to the SP, as part of a secondary sale of 25,31,63,941 Equity Shares effected along with a primary issue of 84,38,79,801 shares by TTSL to the SP. Accordingly, the company realised Rs. 316.72 crores on sale of these shares resulting in a profit of Rs. 255.62 crores.

If certain performance parameters and other conditions are not met, should the SP decide to divest its entire shareholding in TTSL, acquired under the primary issue and the secondary sale and should TSL be unable to find a buyer for such shares, the Company is obligated to acquire the shareholding of the SP, at the higher of fair value or 50 percent of the subscription purchase price, in proportion of the number of shares sold by the Company to the aggregate of the secondary shares sold to the SP, or if the SP divests the shares at a lower price pay a compensation representing the difference between such lower sale price and the price referred to above.

Further, in the event of breach of the representations and warranties (other than title and tax) and covenants not capable of specific performance, the Company is liable to reimburse TSL, on a pro rata basis, upto a maximum sum of Rs. 409.51 crores.

The exercise of the option by SP being contingent on several variables, the liability if any, is considered by management to be remote and indeterminable.

(i) The Company has investments in 1,09,80,837 shares of Tata Communications Ltd. (TCL) which were acquired from Panatone Finvest Ltd. (Panatone) in current and prior years. In accordance with the terms of the Share Purchase Agreement (SPA) and the Shareholder's agreement between Panatone and Government of India (GOI)/Principle Owners of TCL, Panatone has agreed to cause TCL to hive off or demerge certain land it owns into a separate company (the "Resultant Company") pursuant to a scheme of arrangement as further described in the SPA. The proportionate shares received in the Resultant Company are to be transferred to GOI at Nil consideration. Consequently, Panatone would require the Company to give up proportionate shares received in the Resultant Company to enable it meet its obligation.

11. (a) ATE in its Order dated 15th July, 2009, has upheld the Company's claim regarding allowability of certain expenses/ accounting principles which were earlier disallowed/not recognised by MERC in its truing-up for the financial year 2006-07. On this basis, in the current period, the Company has treated such expenses as recoverable through tariff of the current year and has recognized revenue of Rs. 147.00 crores in respect of the financial years 2006-07 to 2008-09.

(b) In respect of the Company's Generation Business as a Licensee, MERC in its Tariff Order dated 28th May, 2009, has drawn from Contingencies Reserve to partially meet the impact on tariff of the ATE Order dated 12th May, 2008, wherein ATE upheld the stand taken by the Company regarding allowability of expenses/accounting principles which were earlier disallowed/not recognised by MERC in its truing-up for financial years 2004-05 and 2005-06. Accordingly, the Company has drawn Rs. 108.83 crores from Contingencies Reserve. Further, the Company has recognised revenue of Rs.105.40 crores and transferred Rs. 24.89 crores from Tariffs and Dividends Control Reserve consequent to the above Order and the Orders pertaining to the Transmission and Distribution Businesses dated 28th May, 2009 and 15th June, 2009 respectively. Certain disallowances arising from these Orders aggregating to about Rs. 83.00 crores have not been recognised as expense since they have been challenged by the Company at the ATE.

12. In the matter of claims raised by the Company on R-Infra, towards (i) the difference in the energy charges for the period March 2001 to May 2004 and (ii) for minimum off-take charges of energy for the period 1998 to 2000, MERC has issued an Order dated 12th December, 2007 in favour of the Company. The total amount payable by R-Infra including interest is estimated to be Rs. 323.87 crores as on 31st December, 2007. ATE in its order dated 12th May, 2008 on appeal by R-Infra, has directed R-Infra to pay for the difference in the energy charges amounting to Rs.34.98 crores for the period March 2001 to May 2004. In respect of the minimum off-take charges of energy for the period 1998 to 2000 claimed by the Company from R-Infra, ATE has directed

MERC that the issue be examined afresh and after the decision of the Supreme Court in the Appeals relating to the distribution licence and Rebates given by R-Infra. The Company and R-Infra have filed appeals in the Supreme Court. The Supreme Court, vide its Order dated 14th December, 2009, has granted stay against ATE order and has directed R-Infra to deposit with the Supreme Court, a sum of Rs. 25.00 crores and furnish Bank Guarantee of Rs. 9.98 crores. The Company has withdrawn the above mentioned sum subject to an undertaking to refund the amount with interest, in the event the Appeal is decided against the Company. On grounds of prudence, the Company has not recognised any income arising from the above matters.

13. Other Advances include advance towards equity, paid to Coastal Gujarat Power Limited - Rs. 52.00 crores *(31st March, 2009 - Rs. 133.00 crores)*, Mandakini Coal Company Limited – Rs. Nil *(31st March, 2009 - Rs. 1.75 crores)* and Maithon Power Limited Rs. 55.50 crores *(31st March, 2009 - Rs. Nil)*.

14. Employee Benefits:

(a) In an earlier year the Company had adopted Accounting Standard (AS-15) (Revised 2005) - "Employee Benefits". This had resulted in a transitional liability (net) of Rs. 61.70 crores as at 1st April, 2007. In accordance with the transitional provisions of the Accounting Standard, the Company had decided to charge the transitional liability as an expense over a period of 5 years and accordingly Rs. 12.34 crores *(31st March, 2009 - Rs. 12.34 crores)* has been recognised as an expense for the year under item 1 of Schedule "2" and balance amount of Rs. 24.68 crores *(31st March, 2009 - Rs. 37.02 crores)* is the unrecognised transitional liability as at 31st March, 2010.

(b) The Company makes contribution towards provident fund and superannuation fund to a defined contribution retirement benefit plan for qualifying employees. The provident fund is administered by the Trustees of Tata Power Consolidated Provident Fund and the Superannuation Fund is administered by the Trustees of Tata Power Superannuation Fund. Under the Schemes, the Company is required to contribute a specified percentage of salary to the retirement benefit schemes to fund the benefit.

The Rules of the Company's Provident Fund administered by a Trust require that if the Board of Trustees are unable to pay interest at the rate declared by the Central Government under para 60 of the Employees' Provident Fund Scheme, 1952, then the shortfall shall be made good by the Company. Having regard to the assets of the Fund and the return on the investments, the Company does not expect any shortfall in the foreseeable future.

On account of Defined Contribution Plans, a sum of Rs. 22.09 crores *(Previous Year Rs. 20.34 crores)* has been charged to the Profit and Loss Account.

(c) The Company operates the following unfunded defined benefit plans:

(i) Post Retirement Gratuity

(ii) Ex-Gratia Death Benefits

(iii) Retirement Gifts

(iv) Post Retirement Medical Benefits and

(v) Pension.

(d) The actuarial valuation of the present value of the defined benefit obligation has been carried out as at 31st March, 2010. The following tables set out the amounts recognised in the financial statements as at 31st March, 2010 for the above mentioned defined benefit plans:

(i) Net employee benefit expense (recognised in employee cost) for the year ended 31st March, 2010:

Rs. crores

		2008-09
Current Service Cost	6.07	*5.04*
Interest	9.55	*9.34*
Actuarial Loss (Net)	(9.89)	*11.71*
Past Service Cost	7.11	*0.20*
1/5th of Transitional Liability	4.38	*4.38*
Total Expense	17.22	*30.67*

(ii) Change in the Defined Benefit Obligation during the year ended 31st March, 2010.

Rs. crores

		2008-09
Present value of Defined Benefit Obligation as at 1st April as per books	123.69	*102.57*
Unrecognised Transitional Liability as at 1st April	13.17	*17.55*
Employee benefit expenses (excluding transitional liability) – per (i) above	12.84	*26.29*
Benefits Paid (Net)	(8.42)	*(9.55)*
Present value of Defined Benefit Obligation as at 31st March	141.28	*136.86*
Less: Unrecognised Transitional Liability as at 31st March	8.79	*13.17*
Provision for Defined Benefit Obligation as at 31st March as per books	132.49	*123.69*

		2008-09	*2007-08*
Defined Benefit Obligation	132.49	*123.69*	*102.57*
Experience Adjustment on Plan Liabilities	1.60	*3.01*	*(0.04)*

(iii) Actuarial assumptions used for valuation of the present value of the Defined Benefit Obligations of various benefits are as under:

		2008-09
Discount Rate	8.00%	*7.01%*
Salary Growth Rate	6% p.a.	*6% p.a.*
Turnover Rate	Age 21 to 44 years 2% p.a. Age 45 years and above 0.50% p.a.	*Age 21 to 44 years 6% p.a.* *Age 45 years and above 1% p.a.*
Pension Increase Rate	3% p.a.	*3% p.a.*
Mortality Table	LIC (1994-96)	*LIC (1994-96)*
Annual Increase in Health Cost	6% p.a.	*6% p.a.*

- Discount rate is based on the prevailing market yields of Indian Government Securities as at the Balance Sheet date for the estimated term of the obligation.
- The estimates of future salary increases, considered in actuarial valuation, take account of the inflation, seniority, promotion and other relevant factors.

(iv) Effect of change in assumed health care cost trend rate

Rs. crores

			2008-09	
	1% increase	1% decrease	*1% increase*	*1% decrease*
Effect on the aggregate of the service cost and interest cost	0.31	(0.31)	*0.32*	*(0.31)*
Effect on defined benefit obligation	2.77	(2.22)	*3.25*	*(2.59)*

(v) The contribution expected to be made by the Company during the financial year 2010-11 has not been ascertained.

15. (a) Total number of electricity units sold during the year – 15,574 MUs *(31st March, 2009 – 14,703 MUs)*.

(b) Total number of electricity units purchased during the year – 292 MUs *(31st March, 2009 – 540 MUs)*.

16. In respect of the contracts pertaining to the Transmission EPC, Strategic Electronics Business and Project Management Services, disclosures required as per AS 7 (Revised) are as follows:

    (a) Contract revenue recognised as revenue during the year - Rs. 141.94 crores *(31st March, 2009 – Rs. 122.30 crores).*

    (b) In respect of contracts in progress –

        (i) The aggregate amount of costs incurred and recognised profits upto 31st March, 2010 - Rs.157.41 crores *(31st March, 2009 - Rs.369.06 crores).*

        (ii) Advances and progress payments received as at 31st March, 2010 - Rs. 19.04 crores *(31st March, 2009 - Rs. 36.47 crores).*

        (iii) Retention money included as at 31st March, 2010 in Sundry Debtors - Rs. 6.58 crores *(31st March, 2009 - Rs. 22.08 crores).*

    (c) Gross amount due to customers for contract work as a liability as at 31st March, 2010 - Rs. Nil *(31st March, 2009 - Rs. Nil).*

17. Disclosures as required by Accounting Standard 19 (AS-19) are as follows:

    (a) Operating Leases:

        (i) The Company's significant leasing arrangements are in respect of residential flats, office premises, plant and machinery and equipments taken on lease. The arrangements range between 11 months and 10 years generally and are usually renewable by mutual consent or mutually agreeable terms. Under these arrangements, generally refundable interest-free deposits have been given.

        (ii) Commercial/residential premises have been given on operating lease having original cost of Rs. 34.98 crores *(31st March, 2009 – Rs. 34.98 crores)* and accumulated depreciation of Rs. 9.77 crores *(31st March, 2009 – Rs. 7.90 crores)* as at 31st March, 2010. Depreciation on the above assets for the current year is Rs. 1.87 crores *(31st March, 2009 – Rs. 1.07 crores).* Under these arrangements, generally refundable interest-free deposits have been taken. The future minimum lease payments under non-cancellable operating leases aggregating to Rs. 14.10 crores *(31st March, 2009 – Rs. 13.67 crores),* in each of the following periods are as under:

Rs. crores

			2008-09
(a)	not later than one year	6.54	*5.52*
(b)	later than one year and not later than five years	7.56	*8.15*
(c)	later than five years	-	-

    (b) Finance Leases:

    The Company has not entered into any material financial lease.

18. (a) During the previous year, in respect of the Licensed Business, in terms of the Government of Maharashtra approvals, on the difference between the written down value of fixed assets (including foreign exchange fluctuations on approved borrowings) as per the books of accounts and the Income-tax Act, 1961, deferred tax liability was being set up by a special appropriation to the Deferred Taxation Liability Fund. In terms of the approvals, the amounts credited to the Fund are invested and permitted to be utilised, only subject to certain conditions. In terms of Appellate Tribunal for Electricity (ATE) Order dated 25th February, 2009 loss realised on redemption of 6.75% Unit Trust of India –Tax Free US Bonds 2008 amounting to Rs. 116.09 crores had been adjusted against the balance lying in Deferred Taxation Liability Fund.

    The resultant shortfall in the Deferred Taxation Liability Fund and the deferred tax liability recognized at Rs. 37.84 crores has been accounted for during the previous year.

(b) Deferred Tax Liability [Net] as at 31st March, 2010 comprises of:

Rs. crores

			2008-09
Deferred Tax Liability:			
Arising on account of timing differences in:			
Depreciation		582.02	*484.47*
Less: Balance in Deferred Tax Liability Fund		279.75	*279.75*
	(A)	**302.27**	***204.72***
Deferred Tax Assets:			
Arising on account of timing differences in:			
Provision for doubtful debts and advances		11.99	*9.35*
Provision for tax, duty, cess, fee		12.20	*11.86*
Provision for Employee Benefits		64.60	*58.01*
Others		4.06	*11.91*
	(B)	**92.85**	***91.13***
Net Deferred Tax Liability	**(A) – (B)**	**209.42**	***113.59***

Rs. crores

		2008-09
19. (a) (i) Managerial Remuneration for Directors	12.87	*11.95*
The above is inclusive of:		
(a) Estimated value of benefits in cash or in kind provided to Whole-time Directors	2.47	*1.97*
(b) Contribution to Provident and other Funds	0.41	*0.37*
(c) Commission to Directors	8.46	*8.24*
(ii) Directors' Sitting Fees	0.34	*0.30*

(b) Managerial Remuneration shown above includes Rs. 0.21 crore *(31st March, 2009 – Rs. 1.24 crores)* being short provision for commission relating to the previous year.

(c) The above figures do not include charge for Gratuity, leave encashment and other long term benefits, as separate figures are not available.

(d) The Company has paid during the year monthly payments aggregating to Rs. 0.83 crore *(31st March, 2009 - Rs. 0.75 crore)* under the post retirement scheme to former Managing/ Executive Directors.

(e) Computation of Net Profit in accordance with Section 309(5) of the Companies Act, 1956 and Commission payable to the Whole-time and other Directors.

Rs. crores

			2008-09
Profit before Taxes and Statutory Appropriations as per Profit and Loss Account		1,259.26	*1,116.68*
Add: Managerial Remuneration	13.21		*12.25*
Provision for Doubtful Debts and Advances (Net)	8.55		*(0.98)*
		21.76	*11.27*
		1,281.02	*1,127.95*
Less: Profit on Sale of Investments (Net)	22.00		*285.25*
Capital Profit on sale of fixed assets	1.82		*0.90*
		23.82	*286.15*
Net Profit as per Section 309(5)		1,257.20	*841.80*
Commission provided to:			
(a) Whole-time Directors - 10% of Net Profit - Rs. 125.72 crores - *(Previous Year - Rs. 84.18 crores)* (net of short provision of Rs. 0.46 crore of previous year) *(Previous Year - net of excess provision of Rs. 0.26 crore)*		5.71	*3.74*
(b) Non Whole-time Directors - 1% of Net Profit - Rs. 12.57 crores - *(Previous Year - Rs. 8.42 crores)* (net of excess provision of Rs. 0.25 crore of previous year) *(Previous Year - net of short provision of Rs. 1.50 crores)* restricted to		2.75	*4.50*
		8.46	*8.24*

Note: The Company has been legally advised that commission payable to the Non Whole-time Directors in terms of Section 309 and other applicable provisions, if any, of the Companies Act, 1956, does not require the approval of the Central Government. The Company has, therefore, not applied for such approval.

20. Miscellaneous Expenses include donations aggregating to Rs. 1.00 crore *(31st March, 2009 – Rs. Nil)* to Electoral Trust whose main object is to create a transparent, non-discriminatory and non-discretionary vehicle which would enable making of contributions to political parties in a well regulated, efficient and objective manner. The Trust currently provides only for distribution of funds for the Lok Sabha Parliamentary Election.

Rs. crores

21. Details of Auditors' Remuneration (inclusive of service tax)		2008-09
(i) Audit fees$	2.72	*2.39*
(ii) Fees for taxation matters	0.43	*0.44*
(iii) Fees for company law matters	*	*
(iv) Fees for other services**	0.79	*0.36*
(v) Reimbursement of out-of-pocket expenses (included under Miscellaneous Expenses)	0.01	*0.03*
(vi) Audit Fees to Branch Auditors	0.01	*0.01*

$ Includes for quarterly audits.

**Excluding Rs. 0.72 crore recovered/adjusted against Securities Premium Account *(31st March, 2009 – Rs. 0.11 crore)*

The remuneration disclosed above excludes fees of Rs. 0.08 crore *(31st March, 2009 – Rs. 0.10 crore)* for attest and other professional services rendered by firm of accountants in which some partners of the firm of statutory auditors are partners.

Rs. crores

22.				2008-09
(a)	C.I.F. value of imports:			
	(i)	Capital goods	234.59	*159.39*
	(ii)	Components and spare parts	18.45	*20.00*
	(iii)	Fuel	1,254.97	*2,220.30*
(b)	Expenditure in foreign currency:			
	(i)	Professional and consultation fees	4.86	*7.11*
	(ii)	Interest, issue expenses and commitment charges	61.87	*26.62*
	(iii)	Commission paid to non-executive director	Nil	*0.16*
	(iv)	Other matters	9.85	*5.82*

(c) Value of components, stores and spare parts consumed (including fuel consumed and stores consumption included in Repairs and Maintenance):

Rs. crores

				2008-09	
(i)	Imported	1,766.86	42.57%	*2,513.36*	*51.18%*
(ii)	Indigenous	2,384.07	57.43%	*2,397.23*	*48.82%*
		4,150.93	100.00%	*4,910.59*	*100.00%*

(d) Remittances by the Company in foreign currencies for dividends (including amounts credited to Non-Resident External Accounts):

Dividend for the year ended	31st March, 2009	*31st March, 2008*
No. of non-resident shareholders	4,051	*3,787*
No. of Equity Shares of face value Rs.10 each held	27,99,257	*28,41,909*
Amount of Dividend (Rs. crores)	3.33	*2.98*

Rs. crores

(e)	Earnings in foreign exchange:			2008-09
	(i)	Interest	40.13	*1.06*
	(ii)	Export on FOB basis	1.29	*5.39*
	(iii)	Export of Services	0.24	*1.49*
	(iv)	Sale of Investment	Nil	*316.72*
	(v)	Guarantee Commission from Subsidiaries	1.03	*2.94*
	(vi)	Others	13.09	*Nil*

23. Disclosure as required by Accounting Standard 18 (AS - 18) "Related Party Disclosures" are as follows:

Names of the related parties and description of relationship:

(a) Related parties where control exists:

Subsidiaries	Af-Taab Investment Co. Ltd. (AIL)
	Chemical Terminal Trombay Ltd. (CTTL)
	Tata Power Trading Co. Ltd. (TPTCL)
	Powerlinks Transmission Ltd. (PTL)
	Nelco Ltd. (Nelco)
	Maithon Power Ltd. (MPL)
	Industrial Energy Ltd. (IEL)
	North Delhi Power Ltd. (NDPL)
	Coastal Gujarat Power Ltd. (CGPL)
	Veltina Holdings Ltd. (VHL)
	Bhira Investments Ltd. (BIL)
	Bhivpuri Investments Ltd. (BHIL)
	Khopoli Investments Ltd. (KIL)
	Trust Energy Resources Pte. Ltd. (TERL)
	Energy Eastern Pte. Ltd. ** (EEL)
	Industrial Power Utility Ltd.** (IPUL)
	Tatanet Services Ltd.** (TNSL)
	Industrial Power Infrastructure Ltd.** (IPIL)
	Vantech Investments Ltd. (from 30th March, 2010) ** (VIL)
	PT Itamaraya Tbk (from 26th August, 2009) ** (ITMA)

(b) Other related parties (where transactions have taken place during the year):

(i) Associates	Panatone Finvest Ltd. (PFL)
	Tata Ceramics Ltd. (TCL)
	Tata Projects Ltd. (TPL)
	Yashmun Engineers Ltd. (YEL)
	Rujuvalika Investments Ltd.(RUIL)
(ii) Joint Ventures	Indocoal Resources (Cayman) Ltd. ** (IRCL)
	Tubed Coal Mines Ltd. (TCML)
	Mandakini Coal Company Ltd. (MCCL)
	Tata BP Solar India Ltd. (TBSIL)
	Dagachhu Hydro Power Corporation Ltd. (DHPCL)
(iii) Promoters holding together with its Subsidiary is more than 20%	Tata Sons Ltd.

(c) Key Management Personnel	Prasad R. Menon
	S. Ramakrishnan
	S. Padmanabhan
	Banmali Agrawala

** Through Subsidiary Companies.

(d) Details of Transactions:

Rs. crores

	Subsidiaries	Associates	Joint Ventures	Key Management Personnel	Promoters
Purchase of goods/power	111.23	-	-	-	-
	143.88	*0.01*	*101.66*	-	-
Sale of goods/power and scrap	606.23	-	-	-	-
	182.53	-	-	-	-
Purchase of fixed assets	0.94	59.92	10.89	-	-
	-	*108.20*	-	-	-
Sale of fixed assets	0.56	-	-	-	-
	-	-	-	-	-
Rendering of services	36.95	0.03	-	-	-
	32.99	*0.16*	-	-	-
Receiving of services	1.30	3.42	-	-	0.46
	1.68	*3.56*	*0.01*	-	*0.51*
Brand equity contribution	-	-	-	-	17.76
	-	-	-	-	*18.10*
Guarantee, collaterals and non-disposal undertaking given#	1,562.24	-	-	-	-
	3,848.12	-	*31.62*	-	*409.51*
Letter of comfort given	-	-	-	-	-
	25.00	-	-	-	-
Remuneration paid	-	-	-	9.86	-
	-	-	-	*7.32*	-
Interest income	41.75	0.27	-	-	-
	30.14	*8.14*	-	*0.01*	-
Interest expenditure	-	-	-	-	-
	0.67	-	-	-	-
Dividend received	71.27	2.95	7.96	-	4.67
	82.83	*2.05*	*6.27*	-	*4.67*
Dividend paid	0.05	-	-	-	76.79
	0.04	-	-	-	*70.11*
Brokerage paid	-	-	-	-	-
	-	-	-	-	*0.03*
Guarantee commission earned	1.03	-	-	-	-
	2.94	-	-	-	-
Provision for doubtful debts	-	0.10	-	-	-
	-	*0.06*	-	-	-
Loans given	172.00	-	-	-	-
	289.02	-	-	-	-
Deposits given	254.09	-	-	-	-
	346.05	*132.00*	-	-	-

Rs. crores

	Subsidiaries	Associates	Joint Ventures	Key Management Personnel	Promoters
Refunds towards deposits given	284.38	-	-	-	-
	486.81	*132.00*	-	-	-
Equity contribution (including advance towards equity contribution)@	1,341.71	-	17.93	-	-
**	*926.59*	-	*17.07*	-	-
Redemption of Preference Shares	18.00	-	-	-	-
	-	-	-	-	-
Purchase of investments #	-	79.99	-	-	-
	-	*91.98*	-	-	-
Equity warrants issued/forfeited	-	-	-	-	-
	-	-	-	-	*60.99*
Loans repaid	-	-	-	0.01	-
	-	-	-	*0.01*	-
Deposits repaid	-	-	-	-	1.00
	41.50	-	-	-	-
Balances outstanding					
Deposits given (including interest accrued)	-	1.27	-	-	-
	31.41	*3.35*	-	-	-
Deposit provided for as doubtful advances	-	1.27	-	-	-
	-	*1.27*	-	-	-
Other receivables (net of provisions) including advance towards equity contribution	182.54	0.04	-	-	-
	176.74	*16.50*	*1.75*	-	-
Loans given (including interest thereon)	1,550.46	129.48	-	0.11	-
	1,733.23	*129.47*	-	*0.12*	-
Dividend receivable	0.40	-	-	-	-
	-	-	-	-	-
Preference shares outstanding	-	-	22.05	-	-
	-	-	-	-	-
Guarantees and Collaterals outstanding#	5,109.56	250.00	31.62	-	409.51
	4,198.12	*250.00*	*31.62*	-	*409.51*
Letter of Comfort outstanding#	25.00	-	-	-	-
	25.00	-	-	-	-
(Other payables)/Advances given	(1.55)	(4.01)	10.60	-	(17.44)
	(7.80)	*(0.53)*	*(0.01)*	*(3.00)*	*(18.96)*

@ Including shares pursuant to loan being converted to equity.
** Excluding bonus shares issued by a Subsidiary and Associate.
# Also refer Note 10(d), 10(e), 10(h) and 10(i).
Note: Previous year's figures are in italics

(e) Details of material related party transactions [included under (d) above]

(i) Subsidiaries

Rs. crores

Particulars	AICL	IEL	PTL	TPTCL	MPL	NELCO	BHIL	KIL	TERL	CGPL	NDPL
Purchase of goods/power	-	-	-	13.11	-	-	-	-	98.12	-	-
	-	-	-	*110.46*	-		-	-	*32.80*	-	-
Sale of goods/power and scrap	-	-	-	606.23	-	-	-	-	-	-	-
	-	-	-	*182.53*	-		-	-	-	-	-
Rendering of services	-	9.81	-	4.70	15.02	-	-	-	-	-	-
	-	*11.42*	-	-	*12.81*	-	-	-	-	-	-
Receiving of services	-	-	-	-	-	1.21	-	-	-	-	-
	-	-	-	-	-	*1.67*	-	-	-	-	-
Guarantees, Collaterals and non-disposal undertaking given	-	-	-	-	-	-	-	-	-	1,512.24	-
	-	-	-	-	-	-	-	*2,983.35*	*813.77*	-	-
Interest income	-	9.56	-	-	-	-	24.41	5.54	-	-	-
	-	*21.17*	-	-	-	-	-	*7.52*	-	-	-
Interest expendliture	-	-	-	-	-	-	-	-	-	-	-
	0.67	-	-	-	-	-	-	-	-	-	-
Dividend received	-	-	23.87	-	-	-	-	-	-	-	39.41
	26.78	-	*19.10*	-	-	-	-	-	-	-	*33.78*
Deposits Given	-	144.09	-	-	-	-	-	-	-	-	90.00
	-	*241.80*	-	*82.50*	-	-	-	-	-	-	-
Refund towards deposits given	-	174.38	-	-	-	-	-	-	-	-	90.00
	-	*394.31*	-	*82.50*	-	-	-	-	-	-	-
Refund towards deposits taken	-	-	-	-	-	-	-	-	-	-	-
	41.50	-	-	-	-	-	-	-	-	-	-
Loan Given	-	-	-	-	-	-	-	-	-	172.00	-
	-	-	-	-	-	-	-	*128.86*	*160.16*	-	-
Equity Contribution (including advance towards equity contribution)	-	-	-	-	284.16	-	-	-	187.55 @	835.00	-
	-	*172.42*	-	-	*88.80*	-	-	-	*314.42*	*350.95*	-
Letter of Comfort	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	*25.00*	-	-	-	-	-
Guarantete Commission earned	-	-	-	-	-	-	-	1.03	-	-	-
	-	-	-	-	-	-	-	-	-	-	-
Purchase of Fixed Assets	-	-	-	-	-	0.62	-	-	-	-	0.32
	-	-	-	-	-	-	-	-	-	-	-
Redemption of Preference Shares	-	-	-	18.00	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-
Sale of Fixed Assets	-	-	-	-	-	-	-	-	-	0.56	-
	-	-	-	-	-	-	-	-	-	-	-

@ Includes Rs. 173.13 crores loan being converted to equity

Note: Previous year's figures are in italics.

(ii) Associates and Joint Ventures

Rs. crores

Particulars	Associates					Joint Ventures				
	PFL	TPL	RUIL	YEL	TCL	IRCL	TBSIL	MCCL	TCML	DHPCL
Purchase of goods/power	-	-	-	-	-	-	-	-	-	-
	-	-	-	*0.01*	-	*101.61*	*0.05*	-	-	-
Rendering of services	-	-	-	0.10	(0.07)	-	-	-	-	-
	-	-	-	*0.10*	*0.06*	-	-	-	-	-
Receiving of services	-	-	-	3.42	-	-	-	-	-	-
	-	*0.62*	-	*2.94*	-	-	*0.01*	-	-	-
Purchase of Investments	79.99	-	-	-	-	-	-	-	-	-
	91.98	-	-	-	-	-	-	-	-	-
Guarantees and Collaterals and non-disposable undertaking given	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	*20.26*	*11.36*	-
Interest income	(1.98)	2.26	-	-	-	-	-	-	-	-
	5.90	*2.24*	-	-	-	-	-	-	-	-
Dividend received	-	2.90	-	-	-	-	7.96	-	-	-
	-	*2.01*	*0.03*	*0.01*	-	-	*6.27*	-	-	-
Deposits given	-	-	-	-	-	-	-	-	-	-
	132.00	-	-	-	-	-	-	-	-	-
Refund towards Deposits given	-	-	-	-	-	-	-	-	-	-
	132.00	-	-	-	-	-	-	-	-	-
Equity Contribution (including advance towards equity contribution)	-	-	-	-	-	-	-	-	-	16.68
	-	-	-	-	-	-	-	*4.75*	*0.36*	*11.96*
Purchase of Fixed Assets	-	57.41	-	-	-	-	10.89	-	-	-
	-	*104.50*	-	*3.70*	-	-	-	-	-	-
Provision for doubtful debts	-	-	-	0.10	-	-	-	-	-	-
	-	-	-	*0.06*	-	-	-	-	-	-

Note: Previous year's figures are in italics.

24. Disclosures as required under Clause 32 of listing agreement:

Loans and Advances in the nature of Loans to Subsidiaries and Associates

Rs. crores

		Name	Amount Outstanding as at the year-end **	Maximum Amount Outstanding during the year	Investments in Company's Shares (Nos.)
Subsidiaries	#	North Delhi Power Ltd.	Nil	50.00	Nil
			Nil	*Nil*	*Nil*
"	#	Tata Power Trading Co. Ltd.	Nil	Nil	Nil
			Nil	*20.00*	*Nil*
"	#	Industrial Energy Ltd.	Nil	142.67	Nil
			18.55	*231.84*	*Nil*
"	#	Nelco Ltd.	Nil	Nil	Nil
			Nil	*27.00*	*Nil*
"	###	Coastal Gujarat Power Ltd.	172.00	172.00	Nil
			Nil	*Nil*	*Nil*
"	##	Bhira Investments Ltd.	1,232.53	1,373.19	Nil
			1,392.23	*1,421.24*	*Nil*
"	#	Khopoli Investments Ltd.	135.45	150.90	Nil
			152.99	*156.18*	*Nil*
"	####	Trust Energy Resources Pte. Ltd.	Nil	178.01	Nil
			180.48	*184.24*	*Nil*
Associates	#	Panatone Finvest Ltd.	Nil	Nil	Nil
			Nil	*132.00*	*Nil*
"	&	Nelito Systems Ltd.	1.27	1.27	Nil
			1.27	*1.27*	*Nil*

Note: Previous year's figures are in Italics.

** Excluding Interest accrued.

On call – no repayment schedule.

No repayment schedule with a right to convert to equity.

Right to convert to equity.

Converted into equity.

& Provided for.

25. The year-end foreign currency exposures that have not been hedged by a derivative instrument or otherwise are given below:

	Foreign Currency (in Millions)	Rs. crores	*2008-09* Foreign Currency (in Millions)	*2008-09* Rs. crores
(a) Amounts receivable in foreign currency on account of the following :				
(i) Export of goods	USD 5.16	23.31	*USD 7.86*	*40.08*
	-	-	*TAKA 56.12*	*4.16*
(ii) Loan receivable from Subsidiaries	USD 303.00	1,367.98	*USD 338.39*	*1,725.71*
(iii) Interest receivable	USD 2.00	9.03	*USD 1.52*	*7.75*
(iv) Other Advances receivable from Subsidiaries	USD *	*	*USD 0.36*	*1.85*

	Foreign Currency (in Millions)	Rs. crores	*2008-09* *Foreign Currency (in Millions)*	*Rs. crores*
(b) Amounts payable in foreign currency on account of the following:				
(i) Import of goods and services	USD 15.86	71.64	*USD 51.73*	*263.87*
	EURO 0.15	0.91	*EURO 0.24*	*1.62*
	-	-	*CHF 0.07*	*0.33*
	-	-	*TAKA 27.49*	*2.04*
	GBP 0.03	0.18	-	-
(ii) Capital imports	EURO 0.29	1.73	*EURO 1.30*	*8.76*
	-	-	*USD 0.02*	*0.10*
	-	-	*CHF 0.02*	*0.10*
	JPY 37.97	1.84	-	-
(iii) Interest payable	USD 2.33	10.53	*USD 0.50*	*2.54*
(iv) Loans payable	USD 363.33	1,640.71	*USD 78.39*	*399.86*
(v) Premium payable on borrowings	USD 28.41	128.29	*USD 2.25*	*11.49*
(c) Bank balances	SGD 0.92	2.98	*SGD 0.37*	*1.38*
	USD 250.86	1,132.56	*USD 1.17*	*5.95*
	TAKA 31.41	4.81	*TAKA 13.83*	*1.02*

26. Segment Information:

(a) Primary Segment Information:

Rs. crores

	Power	Others	Eliminations	Total
REVENUE				
External Revenue	6,944.02	154.25	-	7,098.27
	7,104.87	*131.36*	*-*	*7,236.23*
Total Revenue	**6,944.02**	**154.25**	**-**	**7,098.27**
	7,104.87	***131.36***	***-***	***7,236.23***
RESULT				
Total Segment Results	1,442.98	25.01	-	1,467.99
	820.12	*7.89*	*-*	*828.01*
Interest Expense				(406.64)
				(305.79)
Unallocable Income net of Unallocable Expense				197.91
				594.46
Income Taxes				(320.50)
				(194.48)
Profit after Tax				**938.76**
				922.20

Rs. crores

OTHER INFORMATION	Power	Others	Eliminations	Total
Segment Assets	8,840.86	311.47	-	9,152.33
	8,272.73	*253.15*	-	*8,525.88*
Unallocable Assets				9,719.50
				7,550.43
Total Assets				**18,871.83**
				16,076.31
Segment Liabilities	1,557.12	100.32	-	1,657.44
	1,577.11	*93.85*	-	*1,670.96*
Unallocable Liabilities				6,682.03
				5,761.85
Total Liabilities				**8,339.47**
				7,432.81
Capital Expenditure	741.86	17.64	-	759.50
	1,577.48	*24.25*	-	*1,601.73*
Non-cash Expenses other than Depreciation/Amortisation	36.09	3.58	-	39.67
	-	*5.12*	-	*5.12*
Depreciation/Amortisation	472.79	5.15	-	477.94
	325.39	*3.46*	-	*328.85*

Types of products and services in each business segment:
Power – Generation, Transmission and Distribution of Electricity.
Others – Defence Electronics, Project Contracts/Project Management Services, Coal Bed Methane and Property Development.
Note: Previous year's figures are in italics.

(b) Secondary Segment Information:

The export turnover of the Company being 0.02 % *(31st March, 2009 – 0.09%)* of the total turnover, there are no reportable geographical segments.

27. Earnings per share:

			2008-09
(a)	Distributable Profits (Rs. crores)	947.65	*967.50*
(b)	The weighted average number of Equity Shares for Basic EPS (Nos.)	23,24,38,750	*22,14,27,866*
(c)	The nominal value per Equity Share (Rupees)	10.00	*10.00*
(d)	Basic Earnings per share (Rupees)	40.77	*43.69*
(e)	Distributable Profits for Basic EPS (Rs. crores)	947.65	*967.50*
	Add/(Less): Debit/(Credit) to Profit and Loss account of FCCB (net of tax) (Rs. crores)	(37.36)	*12.39*
(f)	Distributable Profits for Diluted EPS (Rs. crores)	910.29	*979.89*
(g)	The weighted average number of Equity Shares for Basic EPS (Nos.)	23,24,38,750	*22,14,27,866*
	Add: Effect of potential Equity Shares on conversion of FCCB (Nos.)	33,82,037	*10,51,352*
(h)	The weighted average number of Equity Shares for Diluted EPS (Nos.)	23,58,20,787	*22,24,79,218*
(i)	Diluted Earnings Per Share (Rupees)	38.60	*43.69*



28. Disclosures as required by AS-29 - "Provisions, Contingent Liabilities and Contingent Assets" as at 31st March, 2010, are as follows:

Rs. crores

Particulars	Opening Balance	Provision during the year	Payments made during the year	Reversal/ Regrouped during the year	Closing Balance
Provision for Warranties	3.91	6.34	(0.41)	(3.60)	6.24
	3.14	*3.21*	*(0.25)*	*(2.19)*	*3.91*
Provision for Premium on Redemption of FCCB	11.49	133.00	(0.07)	(16.13) @	128.29
	15.26	-	-	*(3.77) @*	*11.49*
Provision for Premium on Redemption of Debentures	134.70	-	-	(134.70)	Nil
	134.70	-	-	-	*134.70*
Provision for future foreseeable losses on contracts etc	3.24	0.19	-	-	3.43
	5.64	-	-	*(2.40)*	*3.24*

@ On account of conversion of FCCB to shares (Refer Note 2) and exchange loss/(gain).
Note: Previous year's figures are in italics.

29. Interest in Joint Ventures:

The Company's interest, as a venturer, in jointly controlled entities are:

Name of the Company	Country of Incorporation	Principal activities	Percentage of Voting Power as at 31st March, 2010
Tubed Coal Mines Ltd. (TCML)	India	Coal Mining	40%
Tata BP Solar India Ltd. (TBSIL)	India	Solar Photovoltaic Systems and its components	49%
Mandakini Coal Company Ltd. (MCCL)	India	Coal Mining	33.33%
Dagachhu Hydro Power Corporation Ltd. (DHPCL)	Bhutan	Hydro Power Generation	26%

The Company's interest in these Joint Ventures is reported as Long Term Investment (Schedule "F") and stated at cost less provision for diminution other than temporary, if any, in the value of such investment. The Company's share of each of the assets, liabilities, incomes and expenses, etc. (each without elimination of the effect of transactions between the Company and the Joint Venture) related to its interest in these joint ventures (in case of DHPCL based on unaudited accounts) are as under:

Rs. crores

		2008-09
I. ASSETS		
1. Fixed Assets (including CWIP, etc.)	282.22	*223.95*
2. Investments	-	-
3. Current Assets, Loans and Advances		
a) Inventories	64.88	*73.75*
b) Sundry Debtors	83.33	*94.21*
c) Cash and Bank Balances	69.56	*89.02*
d) Loans and Advances	56.87	*92.52*
4. Miscellaneous Expenditure (to the extent not written off)	0.02	*0.04*
5. Debit balance in Profit and Loss Account	0.87	-
II. LIABILITIES		
1. Loan Funds		
a) Secured Loans	17.56	*34.66*
b) Unsecured Loans	155.76	*151.26*
2. Advance against Equity	-	-
3. Current Liabilities and Provisions		
a) Liabilities	88.60	*113.51*
b) Provisions	26.16	*25.25*
4. Deferred Tax - Net	13.07	*13.75*
III. INCOME		
1. Sales and other operations	477.35	*564.71*
2. Other Income	0.49	*23.41*
IV. EXPENSES		
1. Cost of Materials	392.58	*467.35*
2. Manufacturing and Other Expenses	55.77	*62.34*
3. Depreciation/Amortisation	12.49	*11.77*
4. Interest	0.66	*2.55*
5. Provision for Taxation	4.27	*14.43*
V. OTHER MATTERS		
1. Contingent Liabilities	34.13@	*34.13@*
2. Capital Commitments	23.22@	*23.73@*

@ excludes contingent liabilities and capital commitments of DHPCL, as figures are not available.

30. Previous year's figures have been regrouped, wherever necessary, to conform to this year's classification. Figures are rounded off to nearest lakh. Figures below Rs. 50,000 are denoted by '*'.

Signatures to Notes and Schedules "A" to "H" and "1" to "4"
For and on behalf of the Board,

R. N. TATA
Chairman

PRASAD R. MENON
Managing Director

B. J. SHROFF
Secretary

S. RAMAKRISHNAN
Executive Director

Mumbai, 24th May, 2010.

Statement Pursuant to Part IV of Schedule VI to the Companies Act, 1956: Balance Sheet Abstract and Company's General Business Profile

I. Registration Details

Registration No. 11-00567 State Code 11

Balance Sheet Date 31 (Date) 03 (Month) 2010 (Year)

II. Capital raised during the year (Amount in Rs. Thousands)

Public Issue	Bonus Issue
NIL	NIL
Rights Issue	**Private Placement**
NIL	158928

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)

Total Liabilities	Total Assets
167035546	167035546

Sources of Funds:

Paid-up Capital	Reserves & Surplus (including Special Appropriation towards Project Cost - 53,36,129 and Capital Contributions from Consumers - 9,14,102)
2373296	103864390
Secured Loans	**Unsecured Loans**
41053765	17663011
Deferred Tax Liability (Net)	
2077794	

Application of Funds:

Net Fixed Assets	Investments
62289461	66886231
Net Current Assets	**Miscellaneous Expenditure**
37859854	NIL
	Accumulated Losses
	NIL

IV. Performance of the Company (Amount in Rs. Thousands)

Turnover (Total Income)	Total Expenditure
73798490	61205865
+ – Profit/(Loss) Before Tax	**+ – Profit/(Loss) After Tax**
✔ (+) 12592625	✔ (+) 9387584

(+ for Profit, – for loss)

Basic Earnings per Share in Rupees (Rs.)

(on profit after taxes)	(on distributable profits)	Dividend Rate (%)
40.77	38.60	120

V. Generic Names of Three Principal Products/Services of Company (as per Monetary terms)

Item Code Nos. (ITC Codes)	Product Descriptions
N.A.	POWER
N.A.	ELECTRONIC PRODUCTS
N.A.	TECHNICAL SERVICES

Performance Perspective

Rs. crores

	2000-01	2001-02	2002-03	2003-04	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10
Generation (in MU's)	10,031	11,782	12,996	12,917	13,283	13,746	14,269	14,717	14,807	**15,946**
Operating Income	3,405	3,803	4,300	4,239	3,930	4,563	4,715	5,916	7,236	**7,098**
Operating Expenses	2,685	2,907	3,116	2,952	2,978	3,727	3,992	4,979	6,095	**5,220**
Operating Profit	720	896	1,184	1,287	953	835	723	937	1,141	**1,878**
Other Income	237	265	152	160	387	326	344	498	632	**282**
Interest and Finance Charges	231	348	341	284	191	165	190	174	328	**423**
Depreciation	205	282	318	334	360	278	292	291	329	**478**
PBT	530	672	677	734	759	747	586	970	1,117	**1,259**
PAT	390	508	520	509	551	611	697	870	922	**939**
Distributable Profits	363	381	450	467	555	575	674	811	968	**948**
Earning Per Share (EPS) - Rs./share	18	19	23	24	28	29	34	39	44	**41**
Dividend per share (%)	50%	50%	65%	70%	75%	85%	95%	105%	115%	**120%**
Return On Capital Employed [ROCE] (%)	14%	17%	18%	18%	14%	13%	12%	12%	11%	**11%**
Return On Net Worth [RONW] (%)	14%	14%	14%	13%	15%	14%	15%	13%	14%	**10%**
Long Term Debts/Equity	0.66	0.65	0.50	0.34	0.55	0.49	0.51	0.34	0.52	**0.55**
Total Debts/Equity	0.67	0.66	0.51	0.34	0.56	0.50	0.60	0.38	0.60	**0.55**
Capital	198	198	198	198	198	198	198	221	221	**237**
Shareholder's Reserves	2,507	2,745	3,162	3,450	3,579	3,962	4,437	6,331	7,182	**9,173**
Statutory Reserves	1,163	1,290	1,360	1,402	1,360	1,395	1,398	1,486	1,289	**1,213**
Borrowings	2,598	2,789	2,399	1,721	2,860	2,755	3,633	3,037	5,198	**5,872**
Gross Block (incl. Capital WIP)	5,047	5,531	5,709	5,841	5,903	6,137	7,010	8,164	9,747	**10,487**
Depreciation	1,447	1,725	2,035	2,364	2,657	2,922	3,199	3,477	3,795	**4,258**
Net Block	3,600	3,806	3,674	3,477	3,246	3,215	3,811	4,687	5,952	**6,229**

REPORT ON CORPORATE GOVERNANCE

Company's Philosophy on Corporate Governance

As a Tata Company, Corporate Governance is a way of life at Tata Power. The Company seeks to focus on enhancement of long-term value creation for all stakeholders without compromising on integrity, social obligations and regulatory compliances. As a responsible corporate citizen, Tata Power has established systems to encourage and recognise employee participation in environment and social initiatives that contribute to organisational sustainability, training, learning, personal growth, conservation of energy and other scarce resources, promoting safety and health of its employees and of the neighbouring communities.

This philosophy has been sought to be strengthened through the Tata Code of Conduct, the Tata Business Excellence Model and the Tata Code for Prevention of Insider Trading and Code of Corporate Disclosure Practices, which form guidelines for "Leadership with Trust". The Company will continue to focus its energies and resources in creating and safeguarding of shareholders' wealth, and at the same time, protect the interests of all its stakeholders.

In addition to these, the Company has also adopted the requirements of Corporate Governance under Clause 49 of the Listing Agreements, the disclosure requirements of which are given below :

Board of Directors

- **Composition**

As on 24th May, 2010, the Board of Directors has 14 members, out of whom 4 are Executive Directors and 10 are Non-Executive Directors (NEDs) who bring in a wide range of skills and experience to the Board. The composition of the Board is in conformity with Clause 49 of the Listing Agreement.

None of the Directors on the Board is a Member on more than 10 Committees and Chairman of more than 5 Committees (as specified in Clause 49), across all the companies in which he is a Director. The necessary disclosures regarding Committee positions have been made by the Directors.

Table 1: The names and categories of the Directors on the Board, their attendance at Board Meetings during the year under review and at the last Annual General Meeting (AGM), as also the number of Directorships and Committee positions held by them in other companies.

Name of the Director and Business Relationship	Category of Directorship	* No. of other Directorships as on 31.03.2010	# No. of other Committee Memberships held as on 31.03.2010		No. of Board Meetings attended during the year	Attendance at the 90th Annual General Meeting held on 06.08.2009
			Chairman	Member		
Mr R N Tata, Chairman	Promoter, Non-Executive	10	-	-	6	Yes
Mr R Gopalakrishnan		8	-	4	9	Yes
Dr H S Vachha	Independent, Non-Executive	6	3	1	9	Yes
Mr R K Misra Representative of LIC as Investor / Lender (Resigned on 31.07.2009)		-	-	-	3	N.A.
Mr N H Mirza		3	3	-	9	Yes
Mr D M Satwalekar		7	2	1	8	Yes
Dr R H Patil		12	4	5	7	No
Mr P G Mankad		12	2	7	9	Yes
Mr A K Basu		9	1	5	8	No
Mr Thomas Mathew T Representative of LIC as Investor / Lender (Appointed on 07.08.2009)		3	1	1	5	N.A.
Mr A J Engineer	Non-Independent, Non-Executive	6	1	1	9	Yes

Name of the Director and Business Relationship	Category of Directorship	* No. of other Directorships as on 31.03.2010	# No. of other Committee Memberships held as on 31.03.2010		No. of Board Meetings attended during the year	Attendance at the 90th Annual General Meeting held on 06.08.2009
			Chairman	Member		
Mr P R Menon, Managing Director	Executive	9	-	1	9	Yes
Mr S Ramakrishnan, Executive Director		8	1	5	9	Yes
Mr S Padmanabhan, Executive Director		5	-	2	8	Yes
Mr B Agrawala, Executive Director		4	-	1	9	Yes

* Excludes Alternate Directorships and directorships in private companies, foreign companies and Section 25 companies.

Represents Memberships / Chairmanships of Audit Committee and Shareholders' / Investors' Grievance Committee.

None of the Directors of the Company are related to each other.

Nine Board Meetings were held during the year and the gap between two meetings did not exceed four months. The dates on which the said meetings were held were as follows:

28th April, 2009; 28th May, 2009; 31st July, 2009; 28th August, 2009; 29th October, 2009; 26th November, 2009; 19th January, 2010; 25th February, 2010 and 25th March, 2010.

The information as required under Annexure IA to Clause 49 is being made available to the Board.

Code of Conduct

The Board has laid down separate Codes of Conduct for NEDs and Senior Management personnel of the Company and the same are posted on the Company's website www.tatapower.com. All Board Members and Senior Management personnel have affirmed compliance with the Code of Conduct. The Managing Director has also confirmed and certified the same. The certification is enclosed at the end of this Report.

Committees of the Board

Audit Committee

Table 2: Composition of the Audit Committee and details of meetings attended by the Directors during the year under review

Sl. No.	Name of the Director	Category	No. of Meetings attended	Remarks
1.	Dr H S Vachha, Chairman	Non-Executive Independent	12	Dr Vachha is a former executive of ICICI Limited and accordingly has the requisite accounting / related financial management expertise
2.	Mr R K Misra (Ceased on 31.07.2009)	Non-Executive Independent	4	Financially literate
3.	Mr A J Engineer	Non-Executive Non-Independent	12	
4.	Mr D M Satwalekar (Appointed on 13.08.2009)	Non-Executive Independent	8	

The Audit Committee met twelve times during the year under review on the following dates:

16th April, 2009; 27th May, 2009; 17th July, 2009; 30th July, 2009; 27th August, 2009; 18th September, 2009; 28th October, 2009; 25th November, 2009; 18th January, 2010; 19th January, 2010; 8th February, 2010 and 24th February, 2010.

The terms of reference, role and scope are in line with those prescribed by Clause 49 of the Listing Agreement with the Stock Exchanges. The Company also complies with the provisions of Section 292A of the Companies Act, 1956 (the Act) pertaining to Audit Committee and its functioning.

At its meeting held on 29th March, 2001, the Board delegated the following powers to the Audit Committee:

- To investigate any activity within its terms of reference.
- To seek information from any employee.
- To obtain outside legal or other professional advice.
- To secure attendance of outsiders with relevant expertise, if it considers necessary.

The Audit Committee invites such of the executives, as it considers appropriate (and particularly the head of the finance function) to be present at its meetings. The Finance Director and head of Internal Audit attend the meetings. The Statutory Auditors and Internal Auditors are also invited to the meetings. Mr B J Shroff, the Company Secretary, acts as the Secretary of the Committee.

Remuneration Committee

Table 3: Composition of the Remuneration Committee and details of meetings attended by the Directors during the year under review

Sl. No.	Name of the Director	Category	No. of Meetings attended
1.	Mr N H Mirza, Chairman	Non-Executive, Independent	3
2.	Mr R N Tata	Non-Executive, Non-Independent	3
3.	Mr R Gopalakrishnan	Non-Executive, Non-Independent	3

The Remuneration Committee met three times during the year under review on the following dates:

12th June, 2009; 5th August, 2009 and 14th December, 2009

The terms of reference of the Committee include recommending to the Board of Directors specific remuneration packages for Executive Directors.

Remuneration Policy

- **Non-Executive Directors**

  The NEDs are paid remuneration by way of Commission and Sitting Fees. In terms of the shareholders' approval obtained at the AGM held on 10th September, 2008, Commission is paid at a rate not exceeding 1% per annum of the net profits of the Company (computed in accordance with Section 309(5) of the Act). The distribution of Commission amongst the NEDs is placed before the Remuneration Committee and the Board. The Commission payment for the year ended 31st March, 2009 was distributed broadly on the following basis:

  1. Number of meetings of the Board and substantive Committees of the Board attended;
  2. Role and responsibility as Chairman/Member of the Board/Committee;
  3. Individual contributions at the meetings; and
  4. Time spent other than in meetings relating to the operations of the Company.

  The Company pays Sitting Fees of Rs. 20,000/- per meeting to the NEDs for attending meetings of the Board, Executive Committee of the Board, Audit Committee, Remuneration Committee and Nominations Committee. The fees paid for other Committee meetings is Rs. 5,000/- per meeting attended.

- **Executive Directors**

  The Company pays remuneration by way of salary, perquisites and allowances (fixed component) and commission (variable component) to the Managing Director and the Executive Directors. Salary is paid within the range approved by the shareholders. Annual increments effective 1st April each year, as recommended by the Remuneration Committee, are placed before the Board for approval. The ceiling on perquisites and allowances as a percentage of salary, is fixed by the Board. Within the prescribed ceiling, the perquisite package is recommended by the Remuneration Committee and approved by the Board. Commission is calculated with reference to the net profits of the Company in a particular financial year and is determined by the Board on the recommendation of the Remuneration Committee at the end of the financial year, subject to overall ceilings stipulated in Sections 198 and 309 of the Act. Specific amounts payable to such Directors is based on the performance criteria laid down by the Board which broadly takes into account the profits earned by the Company for the year.

- **Management Staff**

  Remuneration of employees largely consists of basic remuneration, perquisites, allowances and performance incentives. The components of the total remuneration vary for different grades and are governed by industry patterns, qualifications and experience of the employee, responsibilities handled by him, his annual performance etc. For the last few years, efforts have also been made to link the annual variable pay of employees with the performance of the Company. A new performance pay policy has been released, whereby, performance pay of each officer is linked to his Individual, Divisional and Overall Organizational performance on parameters aligned to Company's objectives.

Remuneration to Directors

Table 4: Details of remuneration to NEDs during the year under review

Name of the Director	Sitting Fees paid (Gross) (Rs.)	Commission paid (Gross) (Rs.) *
Mr R N Tata	3,00,000	59,81,000
Mr Syamal Gupta	-	25,35,000 #
Mr R Gopalakrishnan	3,80,000	40,06,000
Dr H S Vachha	4,95,000	37,06,000
Mr R K Misra	1,40,000	22,80,000 @
Mr A J Engineer $	6,05,000	37,92,000
Mr N H Mirza	3,95,000	22,96,000
Mr R Asthana	-	1,14,000 ^
Mr A K Sardana	-	1,14,000 **
Mr D M Satwalekar	4,80,000	14,22,000
Dr R H Patil	1,40,000	5,70,000
Mr P G Mankad	1,80,000	6,84,000
Mr A K Basu	1,60,000	-
Mr Thomas Mathew T	1,00,000 @	-

* Commission relates to the financial year ended 31st March, 2009 which was paid during the financial year under review. Commission of Rs. 3 crores has been provided as payable to the eligible NEDs in the accounts for the year ended 31st March, 2010.

\# Commission paid to Mr Syamal Gupta was for the period from 1st April, 2008 to 10th September, 2008.

@ Commission of Mr Misra, Nominee Director of LIC, was paid to LIC. Sitting Fees were paid to Mr Misra. Travel and other out-of-pocket expenses were reimbursed to Mr Misra for attending Board and Committee Meetings. Sitting Fees of Mr Thomas Mathew T were paid to LIC.

$ During the year, the following amounts were also paid to Mr Engineer:

Pension - Rs. 24,90,312
Residential accommodation - Rs. 12,45,156
Medical - Rs. 16,176

^ Commission paid to Mr Asthana was for the period from 1st April, 2008 to 21st August, 2008 and was paid to the Government Treasury.

** Commission paid to Mr Sardana (as NED) was for the period from 1st April, 2008 to 2nd July, 2008.

Apart from this, none of the NEDs had any pecuniary relationship or transactions with the Company other than the Directors Fees and Commission received by them.



Table 5: Details of remuneration and perquisites paid and / or value calculated as per the Income-tax Act, 1961 to the Managing Director and Executive Directors

Name	Salary (Rs.)	@ Commission paid in 2009-10 (Rs.)	Perquisites (Rs.)	Retirement Benefits (Rs.)	Total (Rs.)
Mr P R Menon, Managing Director	58,80,000	1,50,00,000	81,22,626	15,87,600	3,05,90,226
Mr S Ramakrishnan, Executive Director	36,00,000	1,00,00,000	45,11,850	9,72,000	1,90,83,850
Mr S Padmanabhan, Executive Director	30,60,000	1,00,00,000	36,46,656	8,26,200	1,75,32,856
Mr B Agrawala, Executive Director	27,00,000	96,00,000	85,54,816	7,29,000	2,15,83,816

@ Commission relates to the financial year ended 31st March, 2009 which was paid during the financial year under review. Commission of Rs. 5.25 crores has been provided as payable to the Managing Director and Executive Directors in the accounts of the current year, the distribution of which is yet to be determined.

Table 6: Salient features of the agreements executed / to be executed by the Company with Mr Menon, Managing Director and Mr Ramakrishnan, Mr Padmanabhan and Mr Agrawala, Executive Directors, consequent upon obtaining shareholders' approval at the AGM.

<table>
<tr><th>Terms of Agreement</th><th>Mr P R Menon
Managing Director</th><th>Mr S Ramakrishnan
Executive Director</th><th>Mr S Padmanabhan
Executive Director</th><th>Mr B Agrawala
Executive Director</th></tr>
<tr><td>Period of appointment</td><td>16-10-2006 to 31-01-2011</td><td>01-10-2009 to 28-02-2014</td><td>6-02-2008 to 5-02-2013</td><td>15-02-2008 to 14-02-2013</td></tr>
<tr><td>Remuneration
- Salary</td><td>Basic salary upto a maximum of Rs. 6,50,000 p.m.</td><td colspan="3">Basic salary upto a maximum of Rs. 6,00,000 p.m.</td></tr>
<tr><td>- Commission</td><td colspan="4">At the discretion of the Board within the limits stipulated under the Act.</td></tr>
<tr><td>- Incentive Remuneration</td><td colspan="4">At the discretion of the Board, not exceeding 200% of basic salary.</td></tr>
<tr><td>- Benefits, perquisites and allowances (excluding Company's contribution to Provident Fund, Superannuation, Gratuity, Leave Encashment)</td><td colspan="4">As may be determined by the Board from time to time.</td></tr>
<tr><td>Notice period</td><td colspan="4">The Agreements may be terminated by either party giving to the other party six months' notice or the Company paying six months' remuneration in lieu thereof.</td></tr>
<tr><td>Severance fees</td><td colspan="4">There is no separate provision for payment of severance fees.</td></tr>
<tr><td>Stock Option</td><td colspan="4">Nil</td></tr>
</table>

The above agreements are contractual in nature.

Details of number of shares and convertible instruments held by Directors

Name of the Director	No. of Equity Shares held	No. of convertible instruments held
Mr R N Tata	400	Nil
Mr S Ramakrishnan		
- Individually	300	Nil
- Karta (HUF)	100	Nil

Shareholders' / Investors' Grievance Committee

Table 7: Composition of the Shareholders'/Investors' Grievance Committee and details of meetings attended by the Directors during the year under review

Name of the Director	Category of Directorship	No. of Meetings attended
Dr H S Vachha (Chairman)	Non-Executive, Independent	2
Mr S Ramakrishnan	Executive	2
Mr S Padmanabhan	Executive	2

The Shareholders'/Investors' Grievance Committee met two times during the year under review on the following dates:

16th September, 2009 and 18th March, 2010.

In accordance with Clause 49(IV)(G)(iv) of the Listing Agreements with the Stock Exchanges, the Board has authorised Mr B J Shroff, Company Secretary and Compliance Officer, and Mr A S Bapat, Chief - Legal of the Company, to severally approve share transfers / transmissions, in addition to the powers with the members of the Shareholders' / Investors' Grievance Committee. Share Transfer formalities are regularly attended to and atleast once a fortnight.

All investor complaints which cannot be settled at the level of Mr B J Shroff, Company Secretary and Compliance Officer, are placed before the Committee for final settlement.

The status of total number of complaints received during the year under review was as follows:

Sl. No.	Description	Total		
		Received	**Replied**	**Pending**
A.	**Letters received from Statutory Bodies**			
	Securities & Exchange Board of India (SEBI)	16	14	2
	Stock Exchanges	8	8	0
	Depositories (NSDL/CDSL)	18	18	0
B.	**Dividends**			
	Non-receipt of dividend / interest warrants (pending reconciliation at the time of receipt of letters)	26	26	0
	Total	**68**	**66**	**2**

There were 2 unresolved complaints as on 31st March, 2010.

43 transfers and 62 demats, which were pending as on 31st March, 2010, have been subsequently processed and completed.

Investor Survey

A questionnaire was sent to all the shareholders of the Company in November 2009 to determine the satisfaction levels and explore avenues for improvement based on suggestions made by them. 3,060 responses were received. Various suggestions received from the shareholders were duly considered and appropriate action was taken on merits. The Company welcomes suggestions that will further help to improve its services to its shareholders.

As per the commitment made in the questionnaire, a sum of Rs. 3,06,000/- was donated to ADAPT (formerly The Spastics Society of India) for the responses received by the Company @ Rs.100 per response received.

Executive Committee of the Board

The Executive Committee of the Board comprises of Mr R N Tata (Chairman), Mr R Gopalakrishnan, Mr A J Engineer, Mr N H Mirza, Mr D M Satwalekar, Mr P R Menon (Managing Director) and Mr S Ramakrishnan, Mr S Padmanabhan and Mr B Agrawala (Executive Directors). This Committee covers a detailed review of the following items before being presented to the full Board:

- Business and strategy review
- Long-term financial projections and cash flows
- Capital and Revenue Budgets and capital expenditure programmes

- Acquisitions, divestments and business restructuring proposals
- Senior management succession planning
- Any other item as may be decided by the Board

Nominations Committee

The Nominations Committee comprises of Dr H S Vachha (Chairman), Mr R N Tata and Mr N H Mirza. This Committee makes recommendations regarding composition of the Board and would therefore identify Independent Directors to be inducted to the Board from time to time and take steps to refresh the composition of the Board from time to time.

Ethics and Compliance Committee

In accordance with the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992, as amended (the Regulations), the Board of Directors of the Company adopted the Code of Conduct for Prevention of Insider Trading and the Code of Corporate Disclosure Practices (the Code) to be followed by Directors, Officers and other employees. The Code is based on the principle that Directors, Officers and Employees of a Tata Company owe a fiduciary duty to, among others, the shareholders of the Company to place the interest of the shareholders above their own and conduct their personal securities transactions in a manner that does not create any conflict of interest situation. The Code also seeks to ensure timely and adequate disclosure of Price Sensitive Information to the investor community by the Company to enable them to take informed investment decisions with regard to the Company's securities. The Code contains regulations for preservation of price sensitive information, pre-clearance of trade and monitoring and implementation of the Code.

In terms of this Code, a Committee has been constituted called 'Ethics and Compliance Committee' comprising of Dr H S Vachha (Chairman) and Mr A J Engineer.

Mr S Ramakrishnan, Executive Director (Finance) is the Compliance Officer to ensure compliance and effective implementation of the Regulations and also this Code across the Company.

General Body Meetings

The last three AGMs were held as under :

Financial Year ended	Day & Date	Time	Venue
31st March, 2007	Wednesday, 8th August, 2007	3 p.m.	Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, 19, New Marine Lines, Mumbai - 400 020.
31st March, 2008	Wednesday, 10th September, 2008		
31st March, 2009	Thursday, 6th August, 2009		

Details of Special Resolutions passed in the previous three AGMs

Date of AGM	Particulars of Special Resolutions passed thereat
8th August, 2007	i) Change in place of keeping Registers and Records
	ii) Alteration in the Articles of Association of the Company
	iii) Appointment of Auditors
	iv) Appointment of Branch Auditors
10th September, 2008	i) Commission to Directors
6th August, 2009	No Special Resolutions were passed at this AGM

None of the business required to be transacted at this AGM is proposed to be passed by postal ballot.

No Court-convened Meetings were held during the last three years.

Disclosures

1. There were no materially significant related party transactions i.e. transactions of the Company of material nature, with its promoters, Directors or the management, their subsidiaries or relatives etc., during the year, that may have potential conflict with the interests of the Company at large.

2. The Board has received disclosures from key managerial personnel relating to material, financial and commercial transactions where they and / or their relatives have personal interest. There are no materially significant related party transactions which have potential conflict with the interest of the Company at large.
3. There was no non-compliance during the last three years by the Company on any matter related to Capital Market. There were no penalties imposed nor strictures passed on the Company by Stock Exchanges, SEBI or any statutory authority.
4. The Board of Directors of the Company has adopted a Whistle Blower Policy for establishing a mechanism for employees to report to the management concerns about unethical behaviour, actual or suspected fraud or violation of the Company's Code of Conduct or ethics policy. The said policy has been posted on the Company's intranet site. The Company affirms that no employee has been denied access to the Audit Committee.
5. All mandatory requirements as per Clause 49 of the Listing Agreement have been complied with by the Company.
6. The Company follows Accounting Standards issued by the Institute of Chartered Accountants of India and there are no statutory audit qualifications in this regard.
7. In terms of Clause 49(V) of the Listing Agreement, the Managing Director and the Executive Director (Finance) made a certification to the Board of Directors in the prescribed format for the year under review which has been reviewed by the Audit Committee and taken on record by the Board.

Means of Communication

1. **Quarterly Results:** Quarterly and half-yearly reports are published in the following newspapers :

Name of the Newspaper	Region	Language
Indian Express – All editions	Ahmedabad, Vadodara, Mumbai, Chandigarh, New Delhi, Kolkata, Lucknow, Nagpur and Pune	English
Financial Express	Mumbai, Pune, Ahmedabad, Delhi, Lucknow, Chandigarh, Kolkata, Hyderabad, Bengaluru, Kochi and Chennai	English
Loksatta – All editions	Ahmednagar, Mumbai, Pune, Nagpur, Aurangabad and Delhi	Marathi
Jam-e-Jamshed Weekly	Mumbai	Gujarati
Vyapar	Mumbai and Rajkot	Gujarati

2. **Half-Yearly Reports:** Half-yearly reports covering financial results are sent to shareholders at their registered address.
3. **News Releases, Presentations etc.:** Official news releases, detailed presentations made to media, analysts, institutional investors etc., are displayed on the Company's website www.tatapower.com. Official media releases, sent to the Stock Exchanges, are given directly to the press.
4. **Website:** Comprehensive information about the Company, its business and operations, Press Releases and Investor information can be viewed at the Company's website www.tatapower.com. The 'Investor Relations' section serves to inform the investors by providing key and timely information like details of Directors, Financial Results, Annual Reports, shareholding pattern, presentations made to analysts etc.

   Shareholders also have the facility of raising their queries/complaints on share related matters through a facility provided on the 'Investor Relations' section.
5. **Annual Reports:** The Annual Report is posted to shareholders and others entitled to receive it.
6. **Corporate Filing and Dissemination System (CFDS):** The CFDS portal is a single source to view information filed by listed companies. All disclosures and communications to Bombay Stock Exchange Limited and National Stock Exchange of India Limited are filed electronically through CFDS portal. Hard copies of the said disclosures and correspondence are also filed with the Stock Exchanges.
7. **Reminders to Shareholders:** Reminders for unclaimed dividend were sent to the shareholders as per records. RBI had mandated a shift from Electronic Clearing Service (ECS) as a mode of receiving corporate benefits to National Electronic Clearing Service (NECS) on account of various benefits provided by NECS. Hence, circulars were sent to shareholders advising them to inform the Company / their Depository Participant details of their bank accounts with banks which were into Core Banking System. Further, circulars were also sent to certain members requesting them to register their specimen signatures with the Company to enable digitalisation of those signatures.

8. **Factory visit:** To familiarise our shareholders with the Company's operations, based on requests by them, the Company arranges for visits to its hydro station in small batches. During Financial Year 2009-10, Shareholders were taken to Khopoli Generating Station.

General Shareholder Information

1. The AGM is scheduled to be held on Wednesday, 8th September, 2010 at 3 p.m. at Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, 19, New Marine Lines, Mumbai - 400 020.

   As required under Clause 49(IV)(G)(i) of the Listing Agreements with the Stock Exchanges, particulars of Directors seeking appointment / re-appointment at the forthcoming AGM are given in the Annexure to the Notice of the AGM to be held on 8th September, 2010.

2. **Financial Year** : 1st April, 2009 to 31st March, 2010

3. **Book Closure** : From 18th August, 2010 to 8th September, 2010 (both days inclusive)

4. **Dividend Payment Date** : 13th September, 2010

5. **Listing on Stock Exchanges** : The Company's Shares are listed on the following 2 Stock Exchanges in India:

   Bombay Stock Exchange Limited (BSE)
   (Regional Stock Exchange)
   Phiroze Jeejeebhoy Towers
   Dalal Street, Mumbai 400 001

   National Stock Exchange of India Limited (NSE)
   'Exchange Plaza'
   Bandra-Kurla Complex
   Bandra (E), Mumbai - 400 051.

   In February 1994, the Company jointly with the erstwhile The Tata Hydro-Electric Power Supply Company Limited and The Andhra Valley Power Supply Company Limited issued Global Depository Shares (GDS) in the International Market which have been listed on the Luxembourg Stock Exchange and have been accepted for clearance through Euroclear and Cedel. They have also been designated for trading in the PORTAL System of the National Association of Securities Dealers, Inc.

   In July 2009, the Company raised USD 335 million through offering of Global Depositary Receipts (GDRs). The GDRs are listed in and traded in Euro MTF market of the Luxembourg Stock Exchange and are also available for trading on IOB (International Order Board) of London Stock Exchange.

   In November 2009, the Company issued 1.75% Foreign Currency Convertible Bonds (FCCBs) due in 2014, to raise USD 300 million. These FCCBs are listed on the Singapore Exchange Securities Trading Limited (SGX-ST).

   The following series of Debentures issued by the Company have been listed on the Wholesale Debt Market segment of NSE:

Sl. No.	Series	Amount outstanding as on 31/03/2010 (Rs. in crores)
1.	10.20% Redeemable Transferable Secured Non-Convertible Debentures	43.67
2.	6000 7.1% Transferable Secured Redeemable Non-Convertible Debentures	600.00
3.	10.10% Redeemable Transferable Secured Non-Convertible Debentures	500.00
4.	10.40% Redeemable Transferable Secured Non-Convertible Debentures	500.00

   The Company has paid the requisite Annual Listing Fees to the 2 Stock Exchanges for the financial year 2009-10.

6. **Stock Code (For Equity Shares)**

Bombay Stock Exchange Limited (physical form) (demat form)	 400 500400
National Stock Exchange of India Limited	TATAPOWER EQ

7. **Market Information:**

(a) Market Price Data: High, Low during each month and trading volumes of the Company's Equity Shares during the last financial year at BSE and NSE are given below:

Stock Exchange	BSE			NSE		
Month	**High**	**Low**	**No. of shares traded during the month**	**High**	**Low**	**No. of shares traded during the month**
April 2009	906.30	794.55	21,19,376	904.65	793.70	1,09,07,092
May 2009	1,097.45	884.00	19,51,085	1,102.15	884.70	1,02,03,404
June 2009	1,213.65	1,041.55	19,36,730	1,215.25	1,045.65	1,33,86,287
July 2009	1,302.45	1,045.60	20,80,175	1,306.50	1,044.95	1,34,72,807
August 2009	1,358.20	1,225.35	17,12,598	1,360.65	1,232.95	1,21,03,587
September 2009	1,321.10	1,266.55	10,91,628	1,322.40	1,265.20	82,14,193
October 2009	1,461.10	1,277.10	15,21,866	1,461.75	1,278.35	1,11,27,803
November 2009	1,348.95	1,271.50	16,30,724	1,354.60	1,271.05	1,04,12,578
December 2009	1,379.10	1,316.55	9,02,082	1,381.45	1,316.80	68,57,986
January 2010	1,488.65	1,305.80	12,25,232	1,489.85	1,304.90	86,86,125
February 2010	1,301.80	1,212.95	12,07,804	1,301.95	1,213.15	84,25,874
March 2010	1,380.30	1,270.00	33,41,753	1,384.70	1,274.60	97,67,005

(b) Performance of Tata Power Share price in comparison to BSE Sensex:


TATA POWER PRICE Vs. BSE SENSEX
1500
1300
1100
900
700
19000
17000
15000
13000
11000
9000
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Sep-09
Oct-09
Nov-09
Dec-09
Jan-10
Feb-10
Mar-10
TATA POWER
SENSEX

8. Registrars and Transfer Agents:

TSR Darashaw Limited (TSRDL)
6-10, Haji Moosa Patrawala Industrial Estate, Near Famous Studio
20, Dr E Moses Road, Mahalaxmi, Mumbai 400 011
Tel.: 022 6656 8484, Fax: 022 6656 8494
E-mail: csg-unit@tsrdarashaw.com
Website: www.tsrdarashaw.com

For the convenience of shareholders based in the following cities, transfer documents and letters will also be accepted at the following branches/agencies of TSRDL:

Branches of TSRDL

1. TSR Darashaw Limited
   503, Barton Centre, 5th floor
   84, Mahatma Gandhi Road
   Bengaluru - 560 001
   Tel: 080 2532 0321
   Fax: 080 2558 0019
   E-mail : tsrdlbang@tsrdarashaw.com

2. TSR Darashaw Limited
   Bungalow No.1, 'E' Road
   Northern Town, Bistupur
   Jamshedpur - 831 001
   Tel: 0657 242 6616
   Fax: 0657 242 6937
   E-mail: tsrdljsr@tsrdarashaw.com

3. TSR Darashaw Limited
   Tata Centre, 1st Floor
   43, Jawaharlal Nehru Road
   Kolkata - 700 071
   Tel: 033 2288 3087
   Fax: 033 2288 3062
   E-mail: tsrdlcal@tsrdarashaw.com

4. TSR Darashaw Limited
   Plot No. 2/42, Sant Vihar
   Ansari Road, Darya Ganj
   New Delhi - 110 002
   Tel: 011 2327 1805
   Fax: 011 2327 1802
   E-mail: tsrdldel@tsrdarashaw.com

Agent of TSRDL

Shah Consultancy Services Limited
1, Sumatinath Complex, 2nd Dhal
Pritam Nagar, Ellisbridge
Ahmedabad - 380 006
Telefax: 079 2657 6038
E-mail: shahconsultancy8154@gmail.com

9. Share Transfer System : Share Transfers in physical form can be lodged with TSRDL at the abovementioned address or at their branch offices, addresses of which are available on website: www.tsrdarashaw.com

Transfers are normally processed within 20 days from the date of receipt. If the documents are complete in all respects, Mr B J Shroff, the Company Secretary and Compliance Officer and Mr A S Bapat, Chief-Legal, are severally empowered to approve transfers, in addition to the powers with the members of the Shareholders' / Investors' Grievance Committee.

10. Distribution of Shares as on 31st March, 2010

Slab	Number of shareholders				Number of Shares					
	Physical	Demat	Total	%	Physical	%	Demat	%	Total	%
1 - 500	38981	105562	144543	89.34	5279042	2.23	9633359	4.06	14912401	6.29
501 - 1000	3159	6848	10007	6.18	2141778	0.90	4918985	2.07	7060763	2.97
1001 - 2000	845	3245	4090	2.53	1173955	0.49	4583895	1.93	5757850	2.42
2001 - 3000	255	966	1221	0.75	620714	0.26	2378749	1.00	2999463	1.26
3001 - 4000	123	455	578	0.36	433286	0.18	1597590	0.67	2030876	0.85
4001 - 5000	46	242	288	0.18	205992	0.09	1089201	0.46	1295193	0.55
5001 - 10000	54	443	497	0.31	353716	0.16	3159107	1.33	3512823	1.49
10001 and above	20	554	574	0.35	436294	0.18	199301573	83.99	199737867	84.17
Total	**43483**	**118315**	**161798**	**100.00**	**10644777**	**4.49**	**226662459**	**95.51**	***237307236**	**100.00**

* Excluding 230308 shares not allotted but held in abeyance, 440270 shares cancelled pursuant to a Court Order and 4804040 shares of the Company held by the erstwhile The Andhra Valley Power Supply Co. Ltd. cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature at Bombay.

11. Shareholding pattern as on 31st March, 2010

Category code	Category of Shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total Shareholding as a percentage of total number of shares		Shares pledged or otherwise encumbered	
					As a percentage of (A+B)	As a percentage of w(A+B+C)	Number of shares	As a Percentage
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)=(VIII)/(IV)*100
(A)	**Shareholding of Promoter and Promoter Group**							
(1)	**Indian**							
(a)	Individuals / Hindu Undivided Family	0	0	0	0.00	0.00	0	0
(b)	Central Government / State Government(s)	0	0	0	0.00	0.00	0	0
(c)	Bodies Corporate	31	74018043	74017291	32.45	31.19	26860000	36.29
(d)	Financial Institutions / Banks	0	0	0	0.00	0.00	0	0
(e)	Any Other (Trust)	3	65624	65624	0.03	0.03	0	0
	Sub-Total (A) (1)	**34**	**74083667**	**74082915**	**32.48**	**31.22**	**26860000**	**36.26**
(2)	**Foreign**							
(a)	Individuals (Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00	0	0
(b)	Bodies Corporate	0	0	0	0.00	0.00	0	0
(c)	Institutions	0	0	0	0.00	0.00	0	0
(d)	Any Other (specify)	0	0	0	0.00	0.00	0	0
	Sub-Total (A) (2)	**0**	**0**	**0**	**0.00**	**0.00**	**0**	**0**
Total Shareholding of Promoter and Promoter Group (A) = (A)(1)+(A)(2)		**34**	**74083667**	**74082915**	**32.48**	**31.22**	**26860000**	**36.26**
(B)	**Public Shareholding**							
(1)	**Institutions**						N.A.	N.A.
(a)	Mutual Funds/UTI	239	17564324	17472052	7.70	7.40		
(b)	Financial Institutions/Banks	187	683748	633454	0.30	0.29		
(c)	Central Government/State Government(s)	6	1152.05	89949	0.05	0.05		
(d)	Venture Capital Funds	0	0	0	0.00	0.00		
(e)	Insurance Companies	83	52354167	52329601	22.96	22.06		
(f)	Foreign Institutional Investors	391	42515718	42508820	18.64	17.92		
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00		
(h)	Any Other (specify)	0	0	0	0.00	0.00		
(h-i)	Foreign Nationals - DR	1	1000	1000	0.00	0.00		
	Sub-Total (B) (1)	**907**	**113234162**	**113034876**	**49.65**	**47.72**		

Category code	Category of Shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total Shareholding as a percentage of total number of shares		Shares pledged or otherwise encumbered	
					As a percentage of (A+B)	As a percentage of w(A+B+C)	Number of shares	As a Percentage
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)=(VIII)/(IV)*100
(2)	**Non-Institutions**						N.A.	N.A.
(a)	Bodies Corporate	2056	1614343	1399938	0.71	0.68		
(b)	Individuals -							
i.	Individual shareholders holding nominal share capital upto Rs.1 lakh	158630	35545710	25535482	15.59	14.99		
ii.	Individual shareholders holding nominal share capital in excess of Rs.1 lakh	118	2335625	2117655	1.02	0.98		
(c)	Any Other (specify)							
i	Trust	37	128065	126699	0.06	0.05		
ii.	Overseas Corporate Bodies	3	640	0	0.00	0.00		
iii.	Foreign Bodies	9	1123571	1123571	0.49	0.47		
	Sub-Total (B) (2)	**160853**	**40747954**	**30303345**	**17.87**	**17.17**		
Total Public Shareholding (B) = (B)(1)+(B)(2)		**161760**	**153982116**	**143338221**	**67.52**	**64.89**	**0**	**0**
TOTAL (A)+(B)		**161794**	**228065783**	**217421136**	**100.00**	**96.11**	**26860000**	**11.78**
(C)	Shares held by Custodians and against which Depository Receipts have been issued	4	9241453	9241323	N.A.	3.89	N.A.	N.A.
	GRAND TOTAL (A)+(B)+(C)	**161798**	**237307236**	**226662459**		**100.00**	**26860000**	**11.32**

12. Dematerialisation of Shares as on 31st March, 2010 and Liquidity:

The Company's shares are compulsorily traded in dematerialised form and are available for trading through both the Depositories in India - National Securities Depository Ltd. (NSDL) and Central Depository Services (India) Ltd. (CDSL).


Dematerialisation of Shares as on
31st March, 2010
4.49
(Physical)
5.27
(CDSL)
90.24
(NSDL)

Particulars of Shares	Equity Shares of Rs.10 each		Shareholders	
	Number	% of total	Number	% of total
Dematerialised form				
NSDL	214136841	90.24	93502	57.79
CDSL	12525618	5.27	24813	15.34
Sub-total	**226662459**	**95.51**	**118315**	**73.13**
Physical form	10644777	4.49	43483	26.87
Total	**237307236**	**100.00**	**161798**	**100.00**

International Securities Identification Number (ISIN)

Under the Depository system, the ISIN allotted to the Company's shares in dematerialised form is **INE245A01013**.

The Annual Custodial Fees for the Financial Year 2009-10 were paid to NSDL and CDSL.

The Company's shares are regularly traded on BSE and NSE as is seen from the volume of shares indicated in the table containing market information.

13. Number of GDS/GDRs outstanding: as on 31st March, 2010
2,256 (Issued in 1994 to Citibank NA)
90,50,013 (Issued in 2009 to Bank of New York, Mellon)

14. Plant Location:

(a) Thermal Power Stations:

i) Trombay Generating Station
Mahul Road, Chembur
Mumbai, Maharashtra

ii) Jojobera Power Plant
Jojobera
Jamshedpur, Jharkhand

iii) Belgaum Power Plant
Plot Nos. 1234 to 1240 & 1263 to 1297
KIADB Kanbargi Industrial Area
Auto Nagar, Belgaum
Karnataka

iv) Haldia Power Plant
HFC COMPLEX
Patikhali
Haldia, East Medinipur
West Bengal

(b) Hydro Generating Stations:

i) Generating Station
Bhira, P O Bhira
Taluka Mangaon
Dist. Raigad
Maharashtra

ii) Generating Station
Bhivpuri
P O Bhivpuri Camp
Taluka Karjat, Dist. Raigad
Maharashtra

iii) Generating Station
Khopoli
P O Khopoli Power House
Dist. Raigad
Maharashtra

(c) Wind Farms:

i) Village Shahjahanpur & Pimpalgaon
Taluka Parner
Dist. Ahmednagar
Maharashtra

ii) Village Khandke
Taluka & Dist. Ahmednagar
Maharashtra

iii) Taluka Sakri
Dist. Dhulia
Maharashtra

iv) Jamjodhpur, Sadodar,
Motapanch devda Samana
Jamnagar District, Gujarat

v) Hosur, Kanavi, Mulgund
Shiroland Harti
Gadag District, Karnataka

vi) Taluka – Sadawagapur
Dist. Satara
Maharashtra

vii) Village Kokrale and Bhosari
Tal. Khatav, Dist. Satara
Maharashtra

(d) Transmission Division:
Shil Road, Netivli
Kalyan Dist. Thane
Maharashtra

(e) Distribution Division : Senapati Bapat Marg
Lower Parel
Mumbai

(f) Strategic Electronics Division : 42/43 Electronic City
Electronic City Post Office
Hosur Road, Bengaluru

15. Address for correspondence : The Tata Power Company Limited
Bombay House, 24, Homi Mody Street
Mumbai - 400 001
Tel.: 6665 8282 Fax: 6665 8801

16. Compliance with Non-Mandatory Requirements

i) The Board

Being the Group Chairman, the Company does not reimburse expenses incurred by the Non-Executive Chairman for maintenance of a separate Chairman's Office.

ii) Remuneration Committee

The Board has set up a Remuneration Committee. Please see details in para on Remuneration Committee.

iii) Shareholder Rights

A half yearly declaration of financial performance including summary of the significant events in last six months, is sent to all the shareholders. The results are also put up on the Company's website: www.tatapower.com

iv) Audit qualifications

During the year under review, there was no audit qualification in the Company's financial statements. The Company continues to adopt best practices to ensure a regime of unqualified financial statements.

v) Training of Board Members

The Company's Board of Directors comprises of professionals with expertise in their respective fields and industry. They endeavour to keep themselves updated with changes in the economy, legislation and technologies.

vi) Mechanism for evaluation of Non-Executive Board Members

Performance evaluation of Non-Executive Board Members is done by the Remuneration Committee and its recommendations are placed before the Board for consideration.

vii) Whistle Blower Policy

The Company has adopted a Whistle Blower Policy. Please refer to the para under the head 'Disclosures'.

17. Other Shareholder Information

Corporate Identity Number (CIN)

The CIN allotted to the Company by the Ministry of Corporate Affairs, Government of India is **L28920MH1919PLC000567.**

TOLL FREE Investor Helpline

The Company maintains a TOLL FREE Investor Helpline to give shareholders the convenience of one more contact point with TSRDL, Registrar and Transfer Agent of the Company, for redressal of grievances / responses to queries. This was intimated to all shareholders. The Toll Free number is **1800-209-8484**.

Shareholders' Relations Team

The Shareholders' Relations Team is located at the Registered Office of the Company.

Contact Person : Mr H M Mistry Tel.: 6665 7515 Fax: 6665 8867

In compliance with Clause 47(f) of the Listing Agreement, a separate e-mail ID investorcomplaints@tatapower.com has been set up as a dedicated ID solely for the purpose of dealing with shareholders' complaints.

Transfer of unclaimed dividend to Investor Education and Protection Fund

Pursuant to the provisions of Sections 205A and 205C of the Act, the dividend which remains unclaimed / unpaid for a period of seven years from the date of transfer to the unpaid dividend account is required to be transferred to the Investor Education and Protection Fund (IEPF) established by the Central Government.

The status of dividend remaining unclaimed is given hereunder:

Unclaimed Dividend	Status	Whether it can be claimed	Can be claimed from
Upto and including the Financial Year 1994-95	Transferred to General Revenue Account of the Central Government	Yes	The Registrar of Companies, Central Government Office Building, A-wing, 2nd Floor, CBD Belapur, Navi Mumbai – 400 614, Maharashtra. Application to be made in Form II prescribed by the Companies Unpaid Dividend (Transfer to the General Revenue Account of the Central Government) Rules, 1978.
For the Financial Years 1995-96 to 2001-2002	Transferred to the IEPF of the Central Government	No	Not applicable
For the Financial Years 2002-03 and thereafter	Lying in respective Unpaid Dividend Accounts	Yes	TSR Darashaw Ltd., Registrar and Share Transfer Agent.

The dates for claiming dividend remaining unclaimed since 2002-03 are provided hereunder:

Date of dividend declaration	Last date for claiming payment
04.08.2003	20.07.2010
29.06.2004	14.06.2011
04.08.2005	20.07.2012
01.08.2006	17.07.2013
08.08.2007	24.07.2014
10.09.2008	26.08.2015
06.08.2009	22.07.2016

Members are requested to get in touch with TSRDL for encashing the unclaimed dividend, if any, standing to the credit of their account.

After transfer of the said amounts to the IEPF, no claims in this respect shall lie against the IEPF or the Company nor shall any payment be made in respect of such claims.

Shares held in electronic form

Shareholders holding shares in electronic form may please note that :

i) Instructions regarding bank details which they wish to have incorporated in future dividend warrants must be submitted to their Depository Participants (DP). As per the regulations of NSDL and CDSL, the Company is obliged to print bank details on the dividend warrants, as furnished by these Depositories to the Company.

ii) Instructions already given by them for shares held in physical form will not be automatically applicable to the dividend paid on shares held in electronic form.

iii) Instructions regarding change of address, nomination and power of attorney should be given directly to the DP.

iv) The Company provides NECS facilities for shares held in electronic form and shareholders are urged to avail of this facility.

Bank Details

Shareholders holding shares in physical form are requested to notify / send the following to TSRDL to facilitate better servicing:-

i) any change in their address/mandate/bank details, and

ii) particulars of the bank in which they wish their dividend to be credited, in case these have not been furnished earlier.

Shareholders are advised that respective bank details and address as furnished by them or by NSDL / CDSL to the Company, for shares held in physical form and in electronic form respectively, will be printed on their dividend warrants as a measure of protection against fraudulent encashment.

National Electronic Clearing Service (NECS) Facility

Under NECS facility, shareholders get an option to receive dividend directly to their bank account rather than receiving the same through Dividend Warrants. Shareholders holding shares in physical form, who wish to avail NECS facility, are requested to send their NECS mandate in the prescribed form to TSRDL, in the event they have not done so earlier. Shareholders holding shares in dematerialised form are requested to give the NECS mandate to their respective DPs directly.

Please note that shareholders who do not provide details of bank accounts with banks having Core Banking Facility, as required by RBI, will receive their dividend by physical warrants.

The NECS Mandate Form can be obtained from TSRDL or downloaded from the Company's website www.tatapower.com under the section 'Investor Relations'.

Depository Services

Shareholders may write to the respective Depository or to TSRDL for guidance on depository services. Address for correspondence with the Depositories is as follows:

National Securities Depository Limited
Trade World, 4th Floor
Kamala Mills Compound
Senapati Bapat Marg, Lower Parel
Mumbai - 400 013.
Tel. No.: 022-2499 4200
Fax Nos.: 022-2497 6351
E-mail : info@nsdl.co.in
Website: www.nsdl.co.in

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers
17th Floor, Dalal Street, Fort
Mumbai - 400 001.
Tel. No.: 022-2272 3333
Fax No.: 022-2272 3199
E-mail: investor@cdslindia.com
Website: www.cdslindia.com

Nomination Facility

Pursuant to the provisions of Section 109A of the Act, shareholders are entitled to make nominations in respect of shares held by them. Shareholders holding shares in physical form and intending to make/change the nomination in respect of their shares in the Company, may submit their requests in Form No. 2B to TSRDL. Members holding shares in electronic form are requested to give the nomination request to their respective DPs directly.

Form No. 2B can be obtained from TSRDL or downloaded from the Company's website www.tatapower.com under the section 'Investor Relations'.

Odd Lot Facility

Having regard to the difficulties experienced by shareholders with small holdings in disposing of the shares held by them in physical form, TSRDL has framed a Scheme for the purchase of such shares. Interested shareholders with a shareholding of upto 50 shares of Rs.10/- each may contact TSRDL for further details.

- Shareholders holding shares in dematerialised form should address their correspondence to their respective DPs, other than for dividend, which should be addressed to TSRDL.
- Shareholders are requested to provide their email address, telephone/fax numbers and quote their folio numbers/DP ID & Client ID in all correspondence with TSRDL to facilitate prompt response.

Secretarial Audit for reconciliation of Capital

As stipulated by SEBI, a qualified practising Company Secretary carries out Secretarial Audit to reconcile the total admitted capital with NSDL and CDSL and the total issued and listed capital. This audit is carried out every quarter and the report thereon is submitted to the Stock Exchanges as well as placed before the Board of Directors. The audit confirms that the total listed and paid up capital is in agreement with the aggregate of the total number of shares in physical form and the total number of shares in dematerialised form (held with NSDL and CDSL).

Declaration

As provided under Clause 49 of the Listing Agreement with the Stock Exchanges, I affirm that the Board Members and the Senior Management Personnel have confirmed compliance with the Codes of Conduct, as applicable to them, for the year ended 31st March, 2010.

For The Tata Power Company Limited

P R Menon
Managing Director

Mumbai, 24th May, 2010

Certificate

To the Members of The Tata Power Company Limited

We have examined the compliance of conditions of Corporate Governance by The Tata Power Company Limited, for the year ended 31st March, 2010, as stipulated in Clause 49 of the Listing Agreement of the said Company with stock exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the Management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us and the representations made by the Directors and the Management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the Management has conducted the affairs of the Company.

For DELOITTE HASKINS & SELLS
Chartered Accountants
(Registration Number: 117366W)

N. VENKATRAM
Partner
(Membership Number: 71387)

Mumbai, 24th May, 2010

Consolidated Financial Statements

Auditors' Report

TO THE MEMBERS OF

THE TATA POWER COMPANY LIMITED

ON THE CONSOLIDATED FINANCIAL STATEMENTS OF THE TATA POWER COMPANY LIMITED

1. We have audited the attached Consolidated Balance Sheet of THE TATA POWER COMPANY LIMITED ("the Company"), its subsidiaries and jointly controlled entities (the Company, its subsidiaries and jointly controlled entities constitute "the Group") as at 31st March, 2010 the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement of the Group for the year ended on that date, both annexed thereto. The Consolidated Financial Statements include investments in associates accounted on the equity method in accordance with Accounting Standard 23 (Accounting for Investments in Associates in Consolidated Financial Statements) and the jointly controlled entities accounted in accordance with Accounting Standard 27 (Financial Reporting of Interests in Joint Ventures) as notified under the Companies (Accounting Standards) Rules, 2006. These financial statements are the responsibility of the Company's Management and have been prepared on the basis of the separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. We did not audit the financial statements of certain subsidiaries and joint ventures, whose financial statements reflect total assets of Rs. 8775.51 crores as at 31st March, 2010, total revenues of Rs. 5574.52 crores and net cash outflows amounting to Rs. 388.79 crores and of associates whose financial statements reflect the Group's share of profit of Rs. 2.04 crores for the year then ended and Group's share of profit of Rs. 69.43 crores upto 31st March, 2010. These financial statements have been audited by other auditors whose reports have been furnished to us and our opinion in so far as it relates to the amounts included in respect of these subsidiaries and joint ventures is based solely on the reports of the other auditors.

4. As stated in Note 1 (c) (i) (b) and 1 (c) (ii) of Schedule J, in the case of certain other subsidiaries and joint ventures of the Company, having total assets of Rs. 337.58 crores as at 31st March, 2010/31st December, 2009, total revenue of Rs. 253.19 crores for the year ended 31st March, 2010, the net cash outflows of the 34.16 crores for the year ended on that date and in case of an associate Company having a carrying value of Rs. 0.55 crore as at 31st March, 2010, the figures used for the consolidation are based on the management estimates and are not audited by their auditors.

5. We report that the Consolidated Financial Statements have been prepared by the Company in accordance with the requirements of Accounting Standard 21 (Consolidated Financial Statements), Accounting Standard 23 (Accounting for Investment in Associates in Consolidated Financial Statements) and Accounting Standard 27 (Financial Reporting of Interests in Joint Ventures) as notified under the Companies (Accounting Standards) Rules, 2006.

6. In so far as it relates to the results of operations and the financial position of The Tata Power Company Limited included in these consolidated financial statements, without qualifying our opinion we draw attention to Note 12 (k) of the Notes forming part of the financial statements. As stated in the note, subject to the outcome of the Appeal filed before the Supreme Court, no adjustment has been made by the Company in respect of the standby charges accounted for as revenue in earlier periods estimated at Rs. 519.00 crores and its consequential effects [Note 12 (k) and (l)] for the period upto 31st March, 2010. The impact of the above on the results for the year cannot presently be determined pending the ultimate outcome of the matter. The Company is of the view, supported by legal opinion, that the Tribunal's Order can be successfully challenged. In view of this no provision/adjustment has been considered necessary.



7. Based on our audit and on consideration of the separate audit reports on individual financial statements of the Company, its aforesaid subsidiaries, joint ventures and associates and to the best of our information and according to the explanations given to us, in our opinion, the Consolidated Financial Statements, subject to the matters stated in paragraph 4, give a true and fair view in conformity with the accounting principles generally accepted in India:

   (i) in the case of the Consolidated Balance Sheet, of the state of affairs of the Group as at 31st March, 2010;

   (ii) in the case of the Consolidated Profit and Loss Account, of the profit of the Group for the year ended on that date; and

   (iii) in the case of the Consolidated Cash Flow Statement, of the cash flows of the Group for the year ended on that date.

For DELOITTE HASKINS & SELLS
Chartered Accountants
(Registration No. 117366W)

N. VENKATRAM
Partner
Membership Number: 71387

Mumbai, 24th May, 2010.

Consolidated Balance Sheet as at 31st March, 2010

	Schedule No.	Schedule Page	Rupees Crores	Rupees Crores	31-03-2009 Rupees Crores
FUNDS EMPLOYED:					
1. SHAREHOLDERS' FUNDS					
Share Capital	"A"	113		237.29	221.40
Reserves and Surplus	"B"	114		11,163.14	8,397.51
2. MINORITY INTEREST				1,209.71	944.37
3. SPECIAL APPROPRIATION TOWARDS PROJECT COST				533.61	533.61
4. CAPITAL GRANT				7.51	7.36
5. CAPITAL CONTRIBUTIONS FROM CONSUMERS				366.35	203.00
6. SECURED LOANS	"C"	115		14,700.13	11,050.67
7. UNSECURED LOANS	"D"	115		3,746.81	3,092.75
8. ADVANCE AGAINST DEPRECIATION				98.73	97.76
9. DEFERRED TAX LIABILITY (NET) *(See Note 20)*			444.42		282.79
Less: Tax to be utilised in future tariff determination			234.89		27.85
			209.53		254.94
Add: Share in Joint Ventures			224.17		261.88
				433.70	516.82
10. TOTAL FUNDS EMPLOYED				**32,496.98**	**25,065.25**
APPLICATION OF FUNDS:					
11. FIXED ASSETS	"E"	116			
a) Gross Block			18,228.01		16,208.26
Less: Depreciation to date			7,454.93		6,807.89
				10,773.08	9,400.37
b) Capital Work-in-Progress (including advances against capital expenditure)			11,381.38		5,674.30
Add: Share in Joint Ventures			311.29		201.28
				11,692.67	5,875.58
c) Incidental expenditure incurred during construction period				Nil	470.47
				22,465.75	15,746.42
12. GOODWILL ON CONSOLIDATION - NET OF IMPAIRMENT				4,274.41	4,831.60
13. DEFERRED STRIPPING COSTS - SHARE IN JOINT VENTURES				389.52	568.44
14. INVESTMENTS	"F"	117		3,082.31	3,251.23
15. DEFERRED TAX ASSET (NET) *(See Note 20)*				2.91	1.39
16. CURRENT ASSETS, LOANS AND ADVANCES	"G"	118			
a) Inventories			953.91		1,014.64
b) Sundry Debtors			3,984.49		3,023.54
c) Cash and Bank balances			2,310.75		1,177.97
d) Other Current Assets			32.05		49.93
e) Loans and Advances			2,408.92		2,180.47
			9,690.12		7,446.55
Less:					
17. CURRENT LIABILITIES AND PROVISIONS	"H"	119			
a) Current Liabilities			5,950.49		4,808.63
b) Provisions			1,457.58		1,972.54
			7,408.07		6,781.17
18. NET CURRENT ASSETS				2,282.05	665.38
19. MISCELLANEOUS EXPENDITURE (to the extent not written off)	"I"	119		0.03	0.79
20. TOTAL APPLICATION OF FUNDS				**32,496.98**	**25,065.25**
21. NOTES FORMING PART OF THE CONSOLIDATED ACCOUNTS	"J"	124			

In terms of our report attached.
For DELOITTE HASKINS & SELLS
Chartered Accountants
N. VENKATRAM
Partner

Mumbai, 24th May, 2010.

B. J. SHROFF
Secretary
Mumbai, 24th May, 2010.

For and on behalf of the Board,
R. N. TATA
Chairman
PRASAD R. MENON
Managing Director
S. RAMAKRISHNAN
Executive Director

Consolidated Profit and Loss Account for the year ended 31st March, 2010

	Schedule No.	Schedule Page	Rupees Crores	Rupees Crores	Previous Year Rupees Crores
INCOME:					
1. REVENUE	"1"	120		18,985.84	*18,061.32*
2. OTHER INCOME	"1"	120		588.88	*563.94*
3. TOTAL INCOME				19,574.72	*18,625.26*
EXPENDITURE:					
4. COST OF POWER PURCHASED				4,582.94	*4,372.38*
5. ROYALTY TOWARDS COAL MINING - SHARE IN JOINT VENTURES				695.37	*473.79*
6. COST OF COAL PURCHASED				16.00	*12.17*
7. COST OF FUEL (excluding Rs.Nil capitalised - *Previous Year - Rs. 29.66 crores*)			4,009.68		*4,767.91*
Add: SHARE IN JOINT VENTURES			653.04		*754.34*
				4,662.72	*5,522.25*
8. COAL PROCESSING CHARGES - SHARE IN JOINT VENTURES				1,719.40	*1,344.26*
9. GENERATION, TRANSMISSION, DISTRIBUTION AND OTHER EXPENSES	"2"	121		3,456.21	*2,686.84*
10. DEPRECIATION/AMORTISATION			697.87		*514.16*
Add: SHARE IN JOINT VENTURES			179.81		*142.33*
				877.68	*656.49*
11. IMPAIRMENT OF GOODWILL				15.28	*280.37*
12. INTEREST AND FINANCE CHARGES	"3"	123		781.82	*812.88*
13. LOSS ON REDEMPTION OF 6.75% TAX-FREE US 64 BONDS 2008			108.83		*155.47*
Less: DRAWN FROM -					
CONTINGENCIES RESERVE			108.83		*39.38*
DEFERRED TAXATION LIABILITY FUND			Nil		*116.09*
				Nil	*Nil*
14. TOTAL EXPENDITURE				16,807.42	*16,161.43*
PROFIT BEFORE TAXES, SHARE OF ASSOCIATES, MINORITY INTEREST AND STATUTORY APPROPRIATIONS				**2,767.30**	***2,463.83***
15. PROVISION FOR TAXATION					
a) Current Tax			337.00		*184.97*
In respect of earlier years			1.15		*(20.53)*
				338.15	*164.44*
b) Deferred Tax			160.49		*147.69*
In respect of earlier years			1.79		*2.86*
			162.28		*150.55*
Net Tax to be recovered in future tariff determination (including Rs. Nil - *Previous Year - Rs. 32.30 crores* in respect of earlier years)			(207.04)		*(27.85)*
				(44.76)	*122.70*
c) Fringe Benefit Tax (Net)			Nil		*8.24*
In respect of earlier years			(4.04)		*(0.40)*
				(4.04)	*7.84*
16. PROVISION FOR TAXATION - SHARE IN JOINT VENTURES					
a) Current Tax			375.37		*625.80*
In respect of earlier years			(17.22)		*187.07*
				358.15	*812.87*
b) Deferred Tax			(9.73)		*50.86*
In respect of earlier years			(10.69)		*4.70*
				(20.42)	*55.56*
c) Fringe Benefit Tax (Net)				Nil	*0.27*
17. PROVISION FOR WEALTH TAX (Net)				1.58	*1.42*
PROFIT AFTER TAXES AND BEFORE SHARE OF ASSOCIATES, MINORITY INTEREST AND STATUTORY APPROPRIATIONS				**2,138.64**	***1,298.73***
18. SHARE OF PROFIT OF ASSOCIATES FOR THE YEAR (Net) [*See Note 1(c)(iii)(b)(i)*]				61.66	*27.57*
19. MINORITY INTEREST				(233.46)	*(107.56)*
PROFIT AFTER TAXES, SHARE OF ASSOCIATES, MINORITY INTEREST AND BEFORE STATUTORY APPROPRIATIONS				**1,966.84**	***1,218.74***
20. STATUTORY APPROPRIATIONS	"4"	123		(8.89)	*(45.30)*
PROFIT AFTER TAXES, SHARE OF ASSOCIATES, MINORITY INTEREST AND STATUTORY APPROPRIATIONS				**1,975.73**	***1,264.04***
APPROPRIATIONS:					
21. PROPOSED DIVIDEND				285.05	*255.26*
22. DIVIDEND [*See Note 3(b)*]				0.31	*0.72*
23. ADDITIONAL INCOME-TAX ON DIVIDEND (including JV's share Rs. 1.35 crores - *Previous Year - Rs. 1.35 crores*)				49.05	*44.86*
24. TRANSFER TO GENERAL RESERVE				410.61	*519.28*
25. TRANSFER TO SPECIAL RESERVE FUND (under Section 45-IA of RBI Act, 1934)				3.02	*0.77*
26. TRANSFER TO SELF INSURANCE RESERVE				2.00	*2.00*
27. TRANSFER TO DEBENTURE REDEMPTION RESERVE				59.77	*31.78*
BALANCE CARRIED TO BALANCE SHEET				**1,165.92**	***409.37***
28. EARNINGS PER SHARE (In Rs.) (on profit after tax, Shares of Associates, Minority interest and before Statutory Appropriations on shares outstanding) (Face Value Rs. 10) (*See Note 25*)					
BASIC EARNINGS PER SHARE				85.01	*57.09*
DILUTED EARNINGS PER SHARE				82.21	*57.09*
29. NOTES FORMING PART OF THE CONSOLIDATED ACCOUNTS	"J"	124			

In terms of our report attached.
For DELOITTE HASKINS & SELLS
Chartered Accountants
N. VENKATRAM
Partner

Mumbai, 24th May, 2010.

B. J. SHROFF
Secretary
Mumbai, 24th May, 2010.

For and on behalf of the Board,
R. N. TATA
Chairman
PRASAD R. MENON
Managing Director
S. RAMAKRISHNAN
Executive Director

Consolidated Cash Flow Statement for the year ended 31st March, 2010

			Year ended 31-03-2010 Rs. Crores		Year ended 31-03-2009 Rs. Crores
A. Cash Flow from Operating Activities					
Net Profit before Taxes and Extraordinary Items			2,767.30		2,463.83
Adjustments for:					
Depreciation/Amortisation		877.68		656.49	
Impairment of Goodwill		15.28		280.37	
Interest Expenditure		763.87		708.74	
Finance Charges		10.72		81.97	
Interest Income (Net of interest income capitalised)		(87.59)		(81.36)	
Dividend Income (Net of dividend income capitalised)		(10.17)		(7.68)	
Provision for doubtful debts/advances (Net)		(50.04)		(0.23)	
Provision for diminution in value of Investments written back (Net)		Nil		(0.78)	
Stripping expenditure charged off		119.53		Nil	
Provision for Contingencies		Nil		9.80	
Provision for future foreseeable losses etc.		0.19		(2.40)	
Provision for Warranties		7.14		0.79	
Premium/(Discount) amortised/accrued on Bonds (Net)		(0.02)		1.22	
Provision in respect of Current Assets held for disposal		39.29		4.48	
Provision for restoration and rehabilitation		40.45		48.47	
Grants/Consumer Contributions transferred		(7.90)		(5.21)	
Loss on sale/retirement of Assets (Net)		8.88		9.79	
Profit on Settlement of Option/Swaps		Nil		(15.00)	
Profit on sale of Investments (Net)		(33.65)		(304.15)	
Adjustment of expenses recoverable under tariff		(108.83)		Nil	
Expenditure in respect of previous year		22.95		Nil	
Exchange Gain (Net)		(29.53)		(143.85)	
Bad Debts		46.26		Nil	
Miscellaneous Expenditure written off		0.76		4.89	
			1,625.27		1,246.35
Operating Profit before Working Capital Changes			4,392.57		3,710.18
Adjustments for:					
Trade & Other Receivables		(1,472.51)		(597.73)	
Inventories		37.61		(265.85)	
Trade Payables and provisions for employee benefits		1,396.49		528.14	
Deferred Stripping Costs		Nil		(254.08)	
Operating activity of an Investment subsidiary consolidated:					
Purchase of Investments		(45.72)		(61.07)	
Sale of Investments		78.19		44.31	
Inter-corporate Deposits (including interest)(Net)		(4.01)		(2.03)	
			(9.95)		(608.31)
Cash Generated from Operations			4,382.62		3,101.87
Taxes Paid (including Fringe Benefit Tax) (Net)			(1,939.67)		(280.61)
Net Cash from Operating Activities	A		**2,442.95**		**2,821.26**
B. Cash Flow from Investing Activities					
Purchase of Fixed Assets and CWIP			(7,038.39)		(5,334.85)
Sale of Fixed Assets			9.88		40.77
Purchase of Investments			(12,028.37)		(13,155.25)
Sale of Investments			12,233.07		13,033.56
Interest Received			78.88		96.40
Inter-corporate deposits (Net)			(54.80)		0.08
Profit on settlement of Option/Swaps			15.00		Nil
Dividend received			11.02		13.53
Net Cash used in Investing Activities	B		**(6,773.71)**		**(5,305.76)**
C. Cash Flow from Financing Activities					
Increase in Capital Contributions			171.40		57.36
Proceeds from Share issue by Subsidiaries			99.84		91.83
Proceeds from Borrowings			6,189.10		11,080.26
Repayment of Borrowings			(2,427.69)		(7,128.95)
Proceeds from Global Depository Receipt Issue			1,619.78		Nil
Global Depository Receipt Issue Expenses Paid			(3.18)		Nil
Proceeds from Issue of Foreign Currency Convertible Bonds (FCCB)			1,404.45		Nil
FCCB Issue Expenses Paid			(12.76)		Nil
Interest Paid			(1,063.53)		(794.40)
Finance Charges Paid			(11.87)		(84.39)
Dividend Paid			(314.91)		(284.00)
Additional Income-tax on Dividend Paid			(55.34)		(49.27)
Net Cash from Financing Activities	C		**5,595.29**		**2,888.44**
Net Increase in Cash and Cash Equivalents	(A + B + C)		**1,264.53**		**403.94**
Cash and Cash Equivalents as at 1st April, 2009 (Opening Balance)			**1,179.41**		**564.25**
Effect of Exchange Fluctuation on Cash and Cash Equivalents			**(86.77)**		**161.05**
Cash taken over from Subsidiaries			**0.05**		**Nil**
Cash taken over from Joint Ventures			**Nil**		**50.17**
Cash and Cash Equivalents as at 31st March, 2010 (Closing Balance)			**2,357.22**		**1,179.41**

Notes:

1. Interest paid is exclusive of and purchase of Fixed Assets is inclusive of interest capitalised Rs. 514.92 crores *(Previous Year - Rs. 135.25 crores)*
2. Cash and cash Equivalents include:

		As at 31-03-2010 Rs. Crores	As at 31-03-2009 Rs. Crores
(i)	Cash and Cheques on Hand	36.27	7.49
(ii)	Current Accounts with Scheduled Banks	307.14	144.19
(iii)	Term/Call Deposits with Scheduled Banks	1,439.41	80.46
(iv)	Term/Call Deposits with Non-Scheduled Banks outside India	118.24	143.00
(v)	Current Accounts with Non-Scheduled Banks outside India	131.60	328.40
(vi)	Share in Joint Ventures	278.09	474.43
		2,310.75	1,177.97
Add:	Unrealised Exchange Loss included in Cash and Cash Equivalents	46.47	1.44
		2,357.22	1,179.41

3. Cash Flow from Financing Activities excludes non-cash transaction of conversion of FCCB to Equity Shares.
4. Previous year's figures have been regrouped, wherever necessary, to conform to this year's classification.

In terms of our report attached.

For DELOITTE HASKINS & SELLS
Chartered Accountants

N. VENKATRAM
Partner

Mumbai, 24th May, 2010.

B. J. SHROFF
Secretary

Mumbai, 24th May, 2010.

For and on behalf of the Board,

R. N. TATA
Chairman

PRASAD R. MENON
Managing Director

S. RAMAKRISHNAN
Executive Director

Schedule forming part of the Consolidated Balance Sheet

SCHEDULE "A" : SHARE CAPITAL		Rupees Crores	Rupees Crores	As at 31-03-2009 Rupees Crores
AUTHORISED CAPITAL -				
2,29,00,000	Cumulative, Redeemable Preference Shares of Rs. 100 each	229.00		*229.00*
30,00,00,000	Equity Shares of Rs. 10 each	300.00		*300.00*
			529.00	*529.00*
ISSUED CAPITAL -				
24,29,47,084	Equity Shares of Rs.10 each *(31st March, 2009 - 22,70,64,291 shares)* [including 2,30,308 shares *(31st March, 2009 - 2,30,308 shares)* not allotted but held in abeyance, 4,40,270 shares cancelled pursuant to a Court Order and 48,04,040 shares of the Company held by the erstwhile The Andhra Valley Power Supply Company Limited cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay]		242.95	*227.06*
SUBSCRIBED CAPITAL -				
23,73,07,236	Equity Shares of Rs.10 each *(31st March, 2009 - 22,14,24,443 shares)* [excluding 2,30,308 shares not allotted but held in abeyance, 4,40,270 shares cancelled pursuant to a Court Order and 48,04,040 shares of the Company held by the erstwhile The Andhra Valley Power Supply Company Limited cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay]	237.31		*221.42*
	Less: Calls in arrears [including Rs. 0.01 crore *(31st March, 2009 - Rs. 0.01 crore)* in respect of the erstwhile The Andhra Valley Power Supply Company Limited and the erstwhile The Tata Hydro-Electric Power Supply Company Limited]	0 .04		*0.04*
		237.27		*221.38*
1,65,230	*Add*: Equity Shares forfeited - Amount paid	0.06		*0.06*
			237.33	*221.44*
40,058	*Less*: Equity Shares held by Chemical Terminal Trombay Ltd. which were acquired before it became a Subsidiary		0.04	*0.04*
			237.29	***221.40***

Of the above Equity Shares:

(i) 1,67,500 shares are allotted at par as fully paid pursuant to contracts without payment being received in cash.

(ii) 11,33,790 shares issued as Bonus Shares by capitalisation of General Reserve.

(iii) 49,63,500 shares issued on exercise of the options by the financial institutions for the conversion of part of their loans/ subscription to debentures.

(iv) 56,81,818 shares are allotted at premium as fully paid pursuant to contracts without payment being received in cash.

(v) 5,20,84,832 shares (excluding 47,560 shares held in abeyance) have been allotted to the shareholders of the erstwhile The Andhra Valley Power Supply Company Limited pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay.

(vi) 3,50,97,824 shares (excluding 45,168 shares held in abeyance) have been allotted to the shareholders of the erstwhile The Tata Hydro-Electric Power Supply Company Limited pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay.

Schedule forming part of the Consolidated Balance Sheet

SCHEDULE "B": RESERVES & SURPLUS **Rupees Crores**

	Opening Balance	Acquired during the year	Additions	Deductions	Closing Balance
STATUTORY RESERVES:					
[Under the repealed Electricity (Supply) Act,1948 and Tariff Regulations]					
TARIFFS AND DIVIDENDS CONTROL RESERVE	47.32	-	-	24.89 [e]	22.43
	47.32	-	-	-	*47.32*
SPECIAL RESERVE	21.00	-	6.00 [a]	-	27.00
	75.00	-	*9.00 [a]*	*63.00 [f]*	*21.00*
CONTINGENCIES RESERVE	199.89	-	10.00 [a]	108.83 [e]	101.06
	230.57	-	*8.70 [a]*	*39.38 [g]*	*199.89*
DEVELOPMENT RESERVE	5.29	-	-	-	5.29
	5.29	-	-	-	*5.29*
DEFERRED TAXATION LIABILITY FUND	279.76	-	-	-	279.76
	395.85	-	-	*116.09 [g]*	*279.76*
INVESTMENT ALLOWANCE RESERVE	121.18	-	-	-	121.18
	121.18	-	-	-	*121.18*
DEBT REDEMPTION RESERVE	51.94	-	-	-	51.94
	51.94	-	-	-	*51.94*
DEBENTURE REDEMPTION RESERVE	56.63	-	-	-	56.63
	56.63	-	-	-	*56.63*
OTHER RESERVES:					
CAPITAL RESERVE	61.66	-	-	-	61.66
	0.67	-	*60.99 [b]*	-	*61.66*
CAPITAL REDEMPTION RESERVE	1.60	-	-	-	1.60
	1.60	-	-	-	*1.60*
CAPITAL RESERVE ON CONSOLIDATION	4.58	-	-	-	4.58
	4.58	-	-	-	*4.58*
SELF INSURANCE RESERVE	6.00	-	2.00 [a]	-	8.00
	4.00	-	*2.00 [a]*	-	*6.00*
SECURITIES PREMIUM	2,160.45	-	1,681.79 [c]	148.46 [h]	3,693.78
	2,109.04	-	*48.22 [c]*	*(3.19) [h]*	*2,160.45*
DEBENTURE REDEMPTION RESERVE	162.26	-	59.77 [a]	-	222.03
	130.48	-	*31.78 [a]*	-	*162.26*
SPECIAL RESERVE FUND (under Sec 45-IA of RBI Act, 1934)	23.15	1.19 [i]	3.02 [a]	-	27.36
	22.38	-	*0.77 [a]*	-	*23.15*
EXCHANGE TRANSLATION RESERVE	150.65	-	-	290.59	(139.94)
	(0.71)	-	*151.36*	-	*150.65*
GENERAL RESERVE	2,567.61	-	410.61 [d]	-	2,978.22
	2,048.33	-	*519.28 [d]*	-	*2,567.61*
PROFIT AND LOSS ACCOUNT	1,386.46	(1.90) [i]	527.91 [d]	-	1,912.47
Add: Share in Joint Ventures	1,090.08	-	638.01 [d]	-	1,728.09
	2,476.54	(1.90)	1,165.92	-	3,640.56
	2,067.17	-	*409.37 [d]*	-	*2,476.54*
Total Reserves and Surplus - 2009-2010	**8,397.51**	**(0.71)**	**3,339.11**	**572.77**	**11,163.14**
- 2008-2009	*7,371.32*	-	*1,241.47*	*215.28*	*8,397.51*

[a] Amount set aside during the year.
[b] Consequent to forfeiture of Warrants issued to Tata Sons Limited.
[c] Includes Securities Premium received and reversal of provision for Premium payable on FCCB's during the year.
[d] Transfer from Profit and Loss Account.
[e] Withdrawn to meet the impact of the ATE Order/Tariff Orders.
[f] Reversal of certain Statutory Appropriations pertaining to Generation Business, no longer required in accordance with the MERC (Terms and Conditions of Tariff) Regulations, 2005.
[g] Loss arising on redemption of Statutory Investments.
[h] Issue expenses pertaining to Foreign Currency Convertible Bonds (FCCB)/Global Depository Receipts issue adjusted and premium payable on redemption of FCCB's accounted for.
[i] Consequent to Vantech Investments Ltd. - an Associate, becoming a Subsidiary during the year.

Previous year's figures are in italics.

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE "C": SECURED LOANS

		Rupees Crores	As at 31-03-2009 Rupees Crores
(a)	Secured, Redeemable, Non-Convertible Privately Placed Debentures	1,643.67	1,707.41
(b)	Term Loans from Banks and Financial Institutions	12,525.65	8,912.48
(c)	Loans from Banks - Cash Credit	124.10	86.61
(d)	Lease finance - Vehicle loans	0.72	0.87
(e)	Interest accrued and due on Secured Loans	3.14	Nil
		14,297.28	10,707.37
	Share in Joint Ventures	402.85	343.30
		14,700.13	**11,050.67**

SCHEDULE "D": UNSECURED LOANS

		Rupees Crores	Rupees Crores	As at 31-03-2009 Rupees Crores
	SHORT TERM LOANS AND ADVANCES -			
	FROM BANKS:			
(a)	Temporary overdrawn balance in bank current accounts	54.45		33.61
(b)	Short term borrowings	443.12		869.00
	FROM OTHERS:			
(c)	Borrowings from Companies	63.57		29.45
			561.14	932.06
	OTHER LOANS -			
	FROM BANKS:			
(d)	Long term borrowings		1,319.32	1,377.00
	FROM OTHERS:			
(e)	Euro Notes	268.94		303.78
(f)	Foreign Currency Convertible Bonds	1,354.73		73.04
(g)	Commercial Paper	Nil		168.00
(h)	Sales Tax Deferral	86.79		87.36
(i)	Loans from Housing Development Finance Corporation Ltd.	0.13		0.16
			1,710.59	632.34
(j)	INTEREST ACCRUED AND DUE ON UNSECURED LOANS		Nil	0.09
			3,591.05	2,941.49
	Share in Joint Ventures		155.76	151.26
			3,746.81	**3,092.75**

Schedule forming part of the Consolidated Balance Sheet

SCHEDULE "E": FIXED ASSETS

Rupees Crores

	Assets Description	GROSS BLOCK						DEPRECIATION / AMORTISATION						NET BLOCK	
		As at 01-04-2009 (at cost)	Acquired during the year	Additions	Deductions/ Reclassification	Foreign Exchange Fluctuation	As at 31-03-2010 (at cost)	As at 01-04-2009	Acquired during the year	For the Year	Deductions/ Reclassification	Foreign Exchange Fluctuation	As at 31-03-2010	As at 31-03-2010	As at 31-03-2009
	INTANGIBLE ASSETS :														
1.	TECHNICAL KNOW-HOW	13.29	-	-	-	-	13.29	13.29	-	-	-	-	13.29	Nil	Nil
2.	LICENSE FEES	0.76	-	-	-	-	0.76	0.38	-	0.03	-	-	0.41	0.35	0.38
3.	COMPUTER SOFTWARE	2.05	-	2.65	-	-	4.70	0.24	-	0.94	-	-	1.18	3.52	1.81
	TANGIBLE ASSETS :														
4.	LAND (including land development)	92.98	1.22	86.91	-	-	181.11	-	-	-	-	-	-	181.11	92.98
5.	LEASEHOLD LAND	104.37	0.42	18.79	-	-	123.58	0.87	0.26	1.81	-	-	2.94	120.64	103.50
6.	HYDRAULIC WORKS	476.41	-	1.81	-	-	478.22	122.55	-	14.78	-	-	137.33	340.89	353.86
7.	BUILDINGS - PLANT	737.23	3.87	81.35	0.19	-	822.26	228.91	2.83	38.77	0.12	-	270.39	551.87	508.32
8.	BUILDINGS - OTHERS $	174.57	-	38.39	-	-	212.96	50.02	-	4.94	-	-	54.96	158.00	124.55
9.	COAL JETTY	104.82	-	1.14	-	-	105.96	2.07	-	5.00	-	-	7.07	98.89	102.75
10.	RAILWAY SIDINGS, ROADS, CROSSINGS, ETC	36.12	-	30.94	-	-	67.06	8.64	-	1.32	-	-	9.96	57.10	27.48
11.	PLANT AND MACHINERY	7,881.70	14.01	1,361.89	45.03	-	9,212.57	3,374.19	12.57	450.16	33.51	-	3,803.41	5,409.16	4,507.51
12.	TRANSMISSION LINES, CABLE NETWORK, ETC	3,526.83	-	340.01	4.02	-	3,862.82	1,109.05	-	163.40	0.62	-	1,271.83	2,590.99	2,417.78
13.	FURNITURE, FIXTURES AND OFFICE EQUIPMENT	106.93	1.03	18.13	6.60	-	119.49	52.79	0.97	10.95	5.23	-	59.48	60.01	54.14
14.	MOTOR VEHICLES, LAUNCHES, BARGES, ETC	63.35	-	17.39	3.63	-	77.11	35.37	-	8.59	1.94	-	42.02	35.09	27.98
15.	LEASED MOTOR VEHICLES	1.31	-	0.17	-	-	1.48	0.61	-	0.43	-	-	1.04	0.44	0.70
16.	HELICOPTERS	24.31	-	35.02	-	-	59.33	21.82	-	3.38	-	-	25.20	34.13	2.49
	TOTAL	**13,347.03**	**20.55**	**2,034.59**	**59.47**	**-**	**15,342.70**	**5,020.80**	**16.63**	**704.50**	**41.42**	**-**	**5,700.51**	**9,642.19**	**8,326.23**
17.	SHARE IN JOINT VENTURES	2,861.23	-	342.89	4.44	(314.37)	2,885.31	1,787.09	-	179.95	5.16	(207.46)	1,754.42	1,130.89	1,074.14
	GRAND TOTAL 2009-2010	**16,208.26**	**20.55 @**	**2,377.48**	**63.91**	**(314.37)**	**18,228.01**	**6,807.89**	**16.63 @**	**884.45 $$**	**46.58**	**(207.46)**	**7,454.93**	**10,773.08**	**9,400.37**
	2008-2009	*12,344.93*	*98.31 #*	*3,373.33*	*135.73*	*527.42*	*16,208.26*	*5,825.48*	*33.78 #*	*659.40 $$*	*77.90*	*367.13*	*6,807.89*	*9,400.37*	-

Notes:

$ Buildings - Others includes Rs. * being cost of ordinary shares in co-operative housing societies.

Consequent to Tata BP Solar becoming a Joint Venture during the previous year.

$$ Including Rs. 6.77 crores *(31st March, 2009 - Rs. 2.91 crores)* charged to Capital Work-in-Progress.

@ Consequent to the acquisition of a Subsidiary Company - PT Itamaraya Tbk.

Figures below Rs. 50,000 are denoted by '*'.

Schedule forming part of the Consolidated Balance Sheet

SCHEDULE "F": INVESTMENTS
(Long term unless otherwise stated)

			Rupees Crores	*As at 31-03-2009 Rupees Crores*
1.		CONTINGENCIES RESERVE INVESTMENTS - Fully Paid up - (Unquoted)	92.96	*192.32*
2.		DEFERRED TAXATION LIABILITY FUND INVESTMENTS - Fully Paid up - (Unquoted)	279.91	*278.52*
3.		TRADE INVESTMENTS - Fully Paid up:		
	(a)	Ordinary Shares - (Quoted)	547.49	*488.38*
	(b)	Ordinary Shares - (Unquoted):		
		Associates	749.24 @	*684.32* @
		Others	454.26	*457.49*
	(c)	Debentures - (Unquoted)	128.13	*128.13*
4.		OTHER INVESTMENTS - Fully Paid up:		
	(a)	Ordinary Shares - (Quoted)	24.04	*23.53*
	(b)	Ordinary Shares - (Unquoted):		
		Associates	9.11 @	*12.48* @
		Others	289.00	*282.17*
	(c)	Preference Shares - (Unquoted)	4.11	*5.05*
	(d)	Debentures - (Quoted)	1.14	*8.10*
	(e)	Other Securities - (Unquoted)	154.68	*154.40*
	(f)	GOI Securities - (Unquoted)	0.03	*0.03*
	(g)	Other Securities - (Unquoted) - Current	369.08	*553.13*
			3,103.18	*3,268.05*
		Provision for diminution in value of Investments [including in respect of Associates Rs.13.30 crores *(31st March, 2009 - Rs. 9.24 crores)*]	(20.87)	*(16.82)*
			3,082.31	***3,251.23***
Notes -				
	(1)	Aggregate of Quoted Investments -		
		Cost	572.67	*520.01*
		Market Value	1,017.44	*936.34*
	(2)	Aggregate of Unquoted Investments -		
		Cost	2,530.51	*2,748.04*

@ In respect of those Associates that are consolidated in the financial statements as indicated in Note 1(c)(iii)(b)(i).

Schedule forming part of the Consolidated Balance Sheet

SCHEDULE "G": CURRENT ASSETS, LOANS AND ADVANCES

	Rupees Crores	Rupees Crores	Rupees Crores	As at 31-03-2009 Rupees Crores
CURRENT ASSETS -				
(a) Inventories -				
(i) Stores and Spare Parts	203.02			176.46
(ii) Stock of Shares	20.93			19.71
(iii) Properties under development	25.31			8.76
(iv) Developed Properties	2.17			2.17
(v) Loose Tools	0.69			0.52
(vi) Stores, Fuel and Equipment in transit	93.28			231.73
(vii) Stores fuel	281.11			238.90
(viii) Spares for Resale	5.90			14.43
(ix) Raw Materials	14.71			17.80
(x) Work-in-progress	7.60			9.90
	654.72			720.38
Add: Share in Joint Ventures	299.19			294.26
		953.91		1,014.64
(b) Sundry Debtors -				
(i) Debts outstanding for more than six months	462.25			660.23
Other debts	1,159.21			990.81
	1,621.46			1,651.04
(ii) Unbilled Revenue	185.15			168.02
(iii) Banking	85.23			175.86
(iv) Fuel Adjustment Account	185.84			214.98
(v) Tariff Adjustment Account [*See Note 1 (o) (ii)*]	1,575.97			545.41
	3,653.65			2,755.31
Less: Provision for Doubtful Debts	139.40			193.62
	3,514.25			2,561.69
Add: Share in Joint Ventures	470.24			461.85
		3,984.49		3,023.54
(c) Cash and Bank Balances -				
(i) Cash and Cheques on Hand	36.27			7.49
(ii) Current Accounts with Scheduled Banks	307.14			144.19
(iii) Term/Call Deposits with Scheduled Banks	1,439.41			80.46
(iv) Term/Call Deposits with Non-Scheduled Banks outside India	118.24			143.00
(v) Current Accounts with Non-Scheduled Banks outside India	131.60			328.40
	2,032.66			703.54
Add: Share in Joint Ventures	278.09			474.43
		2,310.75		1,177.97
(d) Other Current Assets -				
(i) Assets held for disposal	10.50			25.52
(ii) Interest accrued on Investments	21.55			24.41
		32.05		49.93
			7,281.20	**5,266.08**
LOANS AND ADVANCES - Considered good- unless otherwise stated - (Unsecured)				
(a) Advances with public bodies		121.16		33.08
(b) VAT/Sales Tax receivable (Inputs) (Net)		32.05		34.51
(c) Deposits with other Companies	12.27			3.29
Less: Provision for doubtful deposits	1.27			1.27
		11.00		2.02
(d) Other Deposits	320.26			320.20
Less: Provision for doubtful deposits	16.44			8.94
		303.82		311.26
(e) Other Advances	619.04			622.94
Less: Provision for doubtful advances	0.07			9.35
		618.97		613.59
(f) Payment of Taxes (net of provisions and including Fringe Benefit Tax)		63.27		65.89
		1,150.27		1,060.35
Add: Share in Joint Ventures		1,258.65		1,120.12
			2,408.92	**2,180.47**
			9,690.12	**7,446.55**

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE "H": CURRENT LIABILITIES AND PROVISIONS

		Rupees Crores	Rupees Crores	As at 31-03-2009 Rupees Crores
CURRENT LIABILITIES -				
(a)	Consumers Benefit Account	21.94		46.82
(b)	Sundry Creditors	2,960.41		2,103.62
(c)	Tariff Adjustment Account [*See Note 1 (o) (ii)*]	226.32		265.19
(d)	Acceptances	2.22		1.40
(e)	Advance and progress payments	21.05		42.55
(f)	Premium on redemption of Debentures	134.70		Nil
(g)	Interest accrued but not due on Secured Loans	119.47		104.51
(h)	Interest accrued but not due on Unsecured Loans	11.80		7.87
(i)	Investor Education and Protection Fund shall be credited by the following amounts namely:-			
	(i) Unpaid Dividend	9.24		7.15
	(ii) Unpaid Matured Debentures	*		*
	(iii) Interest	0.10		0.11
	(iv) Unpaid Matured Deposits	0.09		0.20
(j)	Other Liabilities	125.26		102.97
(k)	Security Deposits from Consumers	313.19		224.32
(l)	Tender Deposits from Vendors	2.89		2.86
(m)	Sundry Deposits from Customers	201.39		274.11
(n)	Liability for Income-tax on Interim Dividend	1.79		Nil
		4,151.86		3,183.68
	Add: Share in Joint Ventures	1,798.63		1,624.95
			5,950.49	**4,808.63**
PROVISIONS -				
(a)	Provision for Tax (Net) (including Wealth Tax and Fringe Benefit Tax)	6.67		35.72
(b)	Provision for Proposed Dividend	285.05		255.26
(c)	Provision for Additional Income-tax on Dividend	52.59		53.71
(d)	Provision for Employee Benefits	261.04		227.53
(e)	Provision for Premium on redemption of Debentures	Nil		134.70
(f)	Provision for Premium on redemption of Foreign Currency Convertible Bonds	128.29		11.49
(g)	Provision for future foreseeable losses on contracts, etc.	3.43		3.24
(h)	Provision for Warranties	13.45		6.99
		750.52		728.64
	Add: Share in Joint Ventures	707.06		1,243.90
			1,457.58	**1,972.54**
			7,408.07	**6,781.17**

Figures below Rs. 50,000 are denoted by '*'.

SCHEDULE "I": MISCELLANEOUS EXPENDITURE (to the extent not written off)

	Expenditure incurred	Amount Written off			
	Till 31-03-2010 Rupees Crores	Till 31-03-2009 Rupees Crores	During the year Rupees Crores	Closing Balance Rupees Crores	*As at 31-03-2009 Rupees Crores*
OTHER EXPENDITURE -					
Preliminary Expenses	3.81	3.02	0.76	0.03	0.79
	3.81	3.02	0.76	**0.03**	**0.79**

Schedule forming part of the Consolidated Profit and Loss Account

SCHEDULE "1": REVENUE AND OTHER INCOME

	Rupees Crores	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
1. REVENUE -				
(a) Revenue from Power Supply and Transmission Charges		11,439.15		*11,734.30*
Add: Income to be recovered in future tariff determination		926.11		*58.05*
		12,365.26		*11,792.35*
(b) Revenue from Contracts:				
Sale of Electronic Products	303.57			*248.63*
Less: Excise Duty	10.95			*7.12*
	292.62			*241.51*
Transmission EPC Business	1.29			*6.86*
Project Management Services	8.57			*0.55*
		302.48		*248.92*
(c) Rental of Land, Buildings, Plant and Equipment, etc.		11.86		*10.10*
(d) Income In Respect of Services rendered		126.27		*101.80*
(e) Transfer from Capital Grants/Consumers Contribution		7.90		*5.21*
(f) Income from Storage & Terminalling		10.52		*10.03*
(g) Sale of Coal		24.05		*Nil*
(h) Sale of Stock of Shares		28.57		*4.37*
(i) Premium on Debentures accrued		0.22		*Nil*
(j) Dividend from Investments		6.06		*6.33*
(k) Interest on Deposits		0.34		*0.06*
(l) Dividend from Shares treated as Stock-in-Trade		0.57		*0.37*
(m) Profit on sale of Long Term Investments		3.78		*Nil*
(n) Compensation (Net)		1.72		*Nil*
(o) Miscellaneous Revenue and Sundry Credits		65.39		*68.06*
(p) Provision for Doubtful Debts and Advances written back (Net)		53.83		*0.83*
(q) Profit on sale/retirement of Assets (Net)		Nil		*3.45*
		13,008.82		*12,251.88*
Less: Revenue capitalised		4.99		*5.65*
		13,003.83		*12,246.23*
Add: Share in Joint Ventures		5,982.01		*5,815.09*
			18,985.84	***18,061.32***
2. OTHER INCOME -				
(a) Interest on Government and Other Securities, Loans, Advances, Deposits, etc.		47.98		*31.97*
(b) Interest on Contingencies Reserve Investments @		7.00		*12.09*
(c) Interest on Deferred Taxation Liability Fund Investments @		24.96		*18.76*
(d) Interest on US 64 Tax-free Bonds from Unit Trust of India		Nil		*3.34*
(e) Interest from Trade Investments		1.28		*1.23*
(f) Interest from Other Investments		9.62		*10.57*
(g) Dividend from Trade Investments		3.22		*1.17*
(h) Dividend from Other Investments		11.06		*6.50*
(i) Profit on Sale of Investments (Net) (including Rs. 0.03 crore - *Previous Year - Rs. 255.78 crores* in respect of Long Term Investments)		29.87		*304.15*
(j) Provision for diminution in value of investments written back (Net)		Nil		*0.78*
(k) Premium/(Discount) amortised/accrued on Bonds (Net)		(0.20)		*(1.22)*
(l) Commission earned		3.67		*4.28*
(m) Leave and License Fees		2.28		*0.88*
(n) Gain on Exchange (Net)		413.66		*126.87*
		554.40		*521.37*
Less: Revenue capitalised		9.32		*Nil*
		545.08		*521.37*
Add: Share in Joint Ventures		43.80		*42.57*
			588.88	***563.94***
			19,574.72	***18,625.26***

@ excluding on US 64 Tax-free bonds from Unit Trust of India.

Schedule forming part of the Consolidated Profit and Loss Account

SCHEDULE "2": GENERATION, TRANSMISSION, DISTRIBUTION AND OTHER EXPENSES

	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
1. PAYMENTS TO AND PROVISIONS FOR EMPLOYEES -			
(a) Salaries, Wages and Bonus	550.25		*372.86*
(b) Company's contribution to Provident Fund	15.03		*12.50*
(c) Retiring Gratuities	15.57		*21.18*
(d) Welfare Expenses	66.46		*57.12*
(e) Contribution to Superannuation Fund	13.63		*12.65*
(f) Leave Encashment Scheme	29.97		*29.14*
(g) Pension Scheme	16.50		*19.78*
	707.41		*525.23*
Less: Employee cost capitalised	103.47		*30.95*
Less: Employee cost recovered	Nil		*0.69*
	603.94		*493.59*
Add: Share in Joint Ventures	202.05		*119.16*
		805.99	*612.75*
2. RAW MATERIALS CONSUMED -			
Opening Balance			*8.08*
Add: Purchases			*65.38*
Less: Closing Balance			*17.80*
	79.86		*55.66*
Add: Share in Joint Ventures	398.66		*467.35*
		478.52	*523.01*
3. PURCHASE/CONSUMPTION OF GOODS, SPARES AND COMPONENTS -			
(a) Purchase of goods/Spares for resale	43.54		*87.66*
(b) Components consumed	41.95		*31.40*
(c) Cost of materials and erection charges	0.20		*6.92*
		85.69	*125.98*
4. OPERATION EXPENSES -			
(a) Stores, Oil, etc. consumed	39.18		*38.43*
(b) Rental of Land, Buildings, Plant and Equipment etc.	32.03		*25.66*
(c) Repairs and Maintenance -			
(i) To Buildings and Civil Works			*26.04*
(ii) To Machinery and Hydraulic Works			*152.90*
(iii) To Furniture, Vehicles, etc.			*24.80*
	271.73		*203.74*
(d) Rates and Taxes	53.53		*32.06*
(e) Insurance	37.69		*15.52*
(f) Other Operation Expenses	340.10		*138.19*
(g) Agency Commission	0.43		*0.43*
(h) Directors' Fees	0.39		*0.30*
(i) Auditors' Remuneration	7.16		*5.26*
(j) Bad Debts	46.26		*0.89*
(k) Cost of Services Procured	73.99		*42.02*
(l) Miscellaneous Expenses	181.84		*95.39*
	1,084.33		*597.89*
Add: Share in Joint Ventures	603.59		*624.46*
		1,687.92	*1,222.35*
5. MARKETING AND SELLING EXPENDITURE - SHARE IN JOINT VENTURES		483.43	*489.20*
6. TRANSMISSION CHARGES		49.88	*62.78*
Carried Over...		3,591.43	*3,036.07*

Schedule forming part of the Consolidated Profit and Loss Account

SCHEDULE "2": GENERATION, TRANSMISSION, DISTRIBUTION AND OTHER EXPENSES (*Contd.*)

	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
Brought Forward...		3,591.43	*3,036.07*
7. (*a*) DECREASE/(INCREASE) IN WORK-IN-PROGRESS/FINISHED GOODS/SPARES FOR RESALE:			
Opening Balance	24.33		*11.08*
Less: Capitalised during the year	Nil		*0.27*
Less: Closing Balance	13.50		*24.33*
	10.83		*(13.52)*
Add: Share in Joint Ventures	(6.08)		*(6.60)*
		4.75	*(20.12)*
(*b*) (INCREASE)/DECREASE IN STOCK OF SHARES:			
Opening Balance	19.71		*25.99*
Less: Closing Balance	20.93		*19.71*
		(1.22)	*6.28*
(*c*) DECREASE IN STOCK OF DEVELOPED PROPERTIES:			
Opening Balance	2.17		*2.55*
Less: Closing Balance	2.17		*2.17*
		Nil	*0.38*
(*d*) INCREASE OF STOCK OF COAL - SHARE IN JOINT VENTURES:			
Opening Balance	114.94		*32.58*
Exchange Fluctuation on stock	(14.64)		*16.44*
Less: Closing Balance	131.30		*114.94*
		(31.00)	*(65.92)*
8. AMOUNT WRITTEN OFF - MISCELLANEOUS EXPENDITURE - (*Schedule "I"*)		0.76	*4.89*
9. LOSS ON SALE / RETIREMENT OF ASSETS (NET)		8.31	*Nil*
10. PROVISION IN RESPECT OF CURRENT ASSETS HELD FOR DISPOSAL		26.91	*4.48*
11. PURCHASE OF STOCK - SHARES		16.51	*3.51*
12. TRANSFER OF REVENUE EXPENSES TO CAPITAL		(279.77)	*(3.15)*
13. TRANSFER OF REVENUE EXPENSES / DEFERRED STRIPPING COSTS TO DEFERRED STRIPPING COSTS / REVENUE EXPENSES - SHARE IN JOINT VENTURES		119.53	*(279.58)*
		3,456.21	***2,686.84***

Schedules forming part of the Consolidated Profit and Loss Account

SCHEDULE "3": INTEREST AND FINANCE CHARGES

	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
1. INTEREST:			
(a) Interest on Debenture Loans	144.68		*137.12*
(b) Interest on Fixed Period Loans - Euro Notes and FCCB	33.35		*25.14*
(c) Interest on Fixed Period Loans - Others	1,014.61		*608.23*
(d) Other Interest and Commitment Charges	55.56		*51.86*
		1,248.20	*822.35*
Less: Interest Capitalised		514.92	*135.25*
		733.28	*687.10*
Add: Share in Joint Ventures		30.59	*21.64*
		763.87	***708.74***
2. FINANCE CHARGES:			
(a) Commission and Brokerage	2.35		*2.03*
(b) Other Finance Charges	200.80		*101.70*
		203.15	*103.73*
Less: Finance Charges Capitalised		185.53	*Nil*
		17.62	*103.73*
Add: Share in Joint Ventures		0.33	*0.41*
		17.95	***104.14***
		781.82	***812.88***

SCHEDULE "4": STATUTORY APPROPRIATIONS

	Rupees Crores	*Previous Year Rupees Crores*
(a) CONTINGENCIES RESERVE	10.00	*8.70*
(b) SPECIAL RESERVE (Net) (including Rs. Nil written back in respect of previous year - *Previous Year - Rs. 63.00 crores)*	6.00	*(54.00)*
(c) TARIFFS AND DIVIDENDS CONTROL RESERVE	(24.89)	*Nil*
	(8.89)	***(45.30)***

Signatures to Notes and Schedules "A" to "I" and "1" to "4"
For and on behalf of the Board,

R. N. TATA
Chairman

PRASAD R. MENON
Managing Director

B. J. SHROFF
Secretary

S. RAMAKRISHNAN
Executive Director

Mumbai, 24th May, 2010.

Schedule "J" - Notes forming part of the Consolidated Accounts

1. Major Accounting Policies: -

   (a) Basis of Accounting:

   The financial statements have been prepared and presented under the historical cost convention, on the accrual basis of accounting. The accounts of the Parent Company, subsidiaries and joint ventures have been prepared in accordance with the Accounting Standards notified under the Companies Act, 1956 and generally accepted accounting principles.

   (b) Use of estimates:

   The preparation of financial statements requires the management of the Group to make estimates and assumptions that affect the reported balance of assets, liabilities, revenues, expenses and disclosures relating to the contingent liabilities. The management believes that the estimates used in preparation of the financial statements are prudent and reasonable. Future results could differ from these estimates. Any revision to accounting estimates is recognised prospectively in the current and future periods. Examples of such estimates include provision for employee benefit plans, provision for diminution in value of long term investments, provision for doubtful debts/advances, provision for income taxes etc.

   (c) Principles of consolidation:

   The consolidated financial statements have been prepared in accordance with Accounting Standard 21 (AS-21) - "Consolidated Financial Statements", Accounting Standard 23 (AS-23) - "Accounting for Investments in Associates in Consolidated Financial Statements" and Accounting Standard 27 (AS-27) - " Financial Reporting of Interests in Joint Ventures".

   (i) (a) The financial statements of the subsidiary, joint venture and associate companies used in consolidation are drawn up to the same reporting date as that of the Parent Company i.e. year ended 31st March, 2010 and are audited except as stated in (c)(i)(b), (c)(ii) and (c)(iii)(b)(i) below.

   The Consolidated financial statements have been prepared on the following basis:

   (i) The financial statements of the Parent Company and its subsidiary companies have been combined on a line-by-line basis by adding together like items of assets, liabilities, income and expenses. Inter-company balances, transactions and unrealised profits or losses have been fully eliminated.

   (ii) Interest in jointly controlled entities is reported using proportionate consolidation.

   (iii) The consolidated financial statements include the share of profit/(loss) of associate companies, which are accounted under the 'Equity method' as per which the share of profit/(loss) of the associate company has been added/deducted to the cost of investment. An associate is an enterprise in which the investor has significant influence and which is neither a subsidiary nor a joint venture.

   (iv) The excess of cost to the Parent Company of its investments in subsidiary companies over its share of equity of the subsidiary companies at the date on which the investments in the subsidiary companies are made, is recognised as 'Goodwill', being an asset in the consolidated financial statements and is tested for impairment. Alternatively, where the share of equity in the subsidiary companies as on the date of investment is in excess of cost of investment of the Parent Company, it is recognised as 'Capital Reserve' and shown under the head 'Reserves and Surplus', in the consolidated financial statements.

   (v) Minority interest in the net assets of consolidated subsidiaries consists of the amount of equity attributable to the minority shareholders at the dates on which investments are made by the Parent Company in the subsidiary companies and further movements in their share in the equity, subsequent to the date of investments.

   (b) The subsidiary companies (which along with The Tata Power Company Limited, the Parent, constituted the Group) considered in the preparation of these consolidated financial statements are:

Name	Country of Incorporation	% voting power held as at 31st March, 2010	*% voting power held as at 31st March, 2009*
Chemical Terminal Trombay Ltd. (CTTL)	India	100	*100*
Af-Taab Investment Co. Ltd. (AICL)	India	100	*100*
Tata Power Trading Co. Ltd. (TPTCL)	India	100	*100*
Powerlinks Transmission Ltd. (PTL)	India	51	*51*
Maithon Power Ltd. (MPL)	India	74	*74*
Nelco Ltd. (Nelco)	India	50.04	*50.04*
Tatanet Services Ltd. (TNSL) (Consolidated with Nelco Ltd.)	India	50.04	*50.04*
Industrial Energy Ltd. (IEL)	India	74	*74*
North Delhi Power Ltd. (NDPL)	India	51	*51*
Coastal Gujarat Power Ltd. (CGPL)	India	100	*100*
Bhira Investments Ltd. (BIL)	Mauritius	100	*100*
Bhivpuri Investments Ltd. (BHIL)	Cyprus	100	*100*
Khopoli Investments Ltd. (KIL)	Mauritius	100	*100*
Industrial Power Utility Ltd. (IPUL)	India	100	*100*
Industrial Power Infrastructure Ltd. (IPIL)	India	100	*100*
Trust Energy Resources Pte Ltd. (TERL)	Singapore	100	*100*
Energy Eastern Pte Ltd. (EEL)	Singapore	100	*100*
Veltina Holdings Ltd. (VHL)	Cyprus	100	*100*
Vantech Investments Limited (VIL) w.e.f. 30th March, 2010.	India	80	-
PT Itamaraya Tbk (ITMA) w.e.f. 26th August, 2009	Indonesia	94.95	-

Consolidation of the following Subsidiaries for the period as mentioned below, have been done on the basis of Unaudited Financial Statements, certified by the management of the respective Subsidiaries.

- Consolidated accounts of Nelco for the period from 1st April, 2009 to 31st March, 2010.
- PT Itamaraya Tbk from 1st January, 2009 to 31st December, 2009, the Goodwill arising on consolidation as on 31st December, 2009 amounting to Rs. 12.13 crores has been fully impaired.

(ii) Interest in Joint Ventures:

The Group's interest in jointly controlled entities are:

Name	Country of Incorporation	Percentage of Ownership Interest as at 31st March, 2010	*Percentage of Ownership Interest as at 31st March, 2009*
PT Arutmin Indonesia (PAI)	Indonesia	30	*30*
Indocoal Resources (Cayman) Ltd. (IRCL)	Cayman Island	30	*30*
PT Indocoal Kaltim Resources (PIR)	Indonesia	30	*30*
PT Indocoal Kalsel Resources (PIKR)	Indonesia	30	*30*
PT Kaltim Prima Coal (PKPC)	Indonesia	30	*30*
Tubed Coal Mines Ltd. (TCML)	India	40	*40*
Mandakini Coal Company Ltd. (MCCL)	India	33.33	*33.33*
Dagachhu Hydro Power Corporation Ltd. (DHPCL)	Bhutan	26	*26*
Tata BP Solar India Ltd. (TBSIL)	India	49	*49*

Consolidation of the following Joint Ventures for the respective periods as mentioned below, have been done on the basis of Unaudited Financial Statements, certified by the management of respective Joint Ventures.

- Dagachhu Hydro Power Corporation Ltd. from 1st April, 2009 to 31st March, 2010
- Mandakini Coal Company Ltd. from 1st April, 2009 to 31st March, 2010



(iii) (a) Investments in Associates :

The Group's Associates are:

Name	Country of Incorporation	Percentage of Ownership Interest as at 31st March, 2010	*Percentage of Ownership Interest as at 31st March, 2009*
Yashmun Engineers Ltd.	India	27.27	*27.27*
Tata Ceramics Ltd.	India	40.00	*40.00*
Panatone Finvest Ltd.	India	39.98	*39.98*
Vantech Investments Ltd. (upto 29th March, 2010)	India	-	*50.00*
Tata Projects Ltd.	India	47.78	*47.78*
ASL Advanced Systems Pvt. Ltd. #	India	37.00	*37.00*
The Associated Building Co. Ltd. #	India	33.14	*33.14*
Rujuvalika Investments Ltd. #	India	27.59	*27.59*
Hemisphere Properties India Ltd. #	India	50.00	*50.00*
Brihat Trading Private Ltd. #	India	33.50	*33.50*
Nelito Systems Ltd.	India	49.46	*49.46*

These associates have not been considered for consolidation being not material to the Group.

(b) (i) The break-up of Investment in Associates is as under :-

Rs. crores

		Nelito Systems Limited	Panatone Finvest Limited	Yashmun Engineers Limited@	Tata Projects Limited	Vantech Investments Limited#	Tata Ceramics Limited
	Refer Schedule "F"	3(b)	3(b)	3(b)	3(b)	4(b)	4(b)
(i)	Number of Equity Shares (Nos.)	10,20,000	50,00,00,000	9,600	9,67,500	-	91,10,000
		10,20,000	*50,00,00,000*	*9,600*	*9,67,500*	*9,95,000*	*91,10,000*
(ii)	Percentage holding	49.46	39.98	27.27	47.78	-	40.00
		49.46	*39.98*	*27.27*	*47.78*	*50.00*	*40.00*
(iii)	Cost of Investment (Equity Shares)	4.34	500.00	0.01	66.78	-	9.11
		4.34	*500.00*	*0.01*	*66.78*	*2.55*	*9.11*
(iv)	Including Goodwill/(Capital Reserve)	-	0.18	(0.24)	23.30	-	22.29
		-	*0.18*	*(0.24)*	*23.30*	*0.39*	*22.29*
(v)	Share in accumulated profits net of dividends received upto 31st March, 2009	9.93	57.18	0.40	45.68	0.82	-
		6.50	*60.45*	*0.36*	*19.38*	*0.77*	-
(vi)	Share of profit/(losses) for the year	3.83	(1.79)	0.16	61.48	(2.02)	-
	Less: Dividend received during the year	0.51	-	0.02	2.90	-	-
	Add : Other adjustments	-	0.79	-	3.88	1.20	-
	Share of profit/(losses) net of dividends received during the year/ other adjustments	3.32	(1.00)	0.14	62.46	-	-
		3.43	*(3.27)*	*(0.04)*	*26.30*	*0.05*	-
(vii)	Provision for diminution in value of investments (Equity Shares)	-	-	-	-	-	$(9.11)
		-	-	-	-	-	*$(9.11)*
(viii)	Carrying Cost	17.59	556.18	0.55	174.92	-	-
		14.27	*557.18*	*0.41*	*112.46*	*3.37*	-

Note: Previous year's figures are in italics.

\# Vantech Investments Limited accounted as an associate upto 29th March, 2010 and thereafter as a subsidiary.

$ Included in Schedule "F" under Provision for diminution in value of Investments.

@ Share of profit accounted based on Unaudited Financial Statements certified by its management for the year ended 31st March, 2010.

(ii) The Associates not considered for consolidation being not material to the Group have been stated at cost as under:

Rs. crores

		Hemisphere Properties India Ltd.	Brihat Trading Private Ltd.	ASL Advanced Systems Pvt. Ltd.	The Associated Building Co. Ltd.	Rujuvalika Investments Ltd.
	Refer Schedule "F"	4(b)	4(b)	4(b)	3(b)	4(b)
(i)	Number of Equity Shares (Nos.)	25,000	3,350	5,55,000	1,825	3,66,667
		25,000	*3,350*	*5,55,000*	*1,825*	*3,66,667*
(ii)	Percentage holding	50.00	33.50	37.00	33.14	27.59
		50.00	*33.50*	*37.00*	*33.14*	*27.59*
(iii)	Cost of Investment (Equity Shares)	0.03	0.01	0.56	0.17	0.60
		0.03	*0.01*	*0.56*	*0.17*	*0.60*
(iv)	Provision for diminution in value of Investment (Equity Shares)	-	-	-	0.07 $	-
		-	-	-	*0.07 $*	-
(v)	Carrying Cost	0.03	0.01	0.56	0.10	0.60
		0.03	*0.01*	*0.56*	*0.10*	*0.60*

Note : Previous year's figures are in italics.

$ Included in Schedule "F" under Provision for diminution in value of Investments.

(d) Fixed Assets:

(i) All fixed assets are stated at cost less depreciation. Cost comprises the purchase price and any other applicable costs and also includes borrowing costs as estimated to be attributable to the acquisition and construction of fixed assets upto the date the asset is ready for use.

(ii) In the case of NDPL, the assets transferred from erstwhile Delhi Vidyut Board (DVB) are stated at the transaction value as notified by the Government of National Capital Territory of Delhi (GNCTD) under the Transfer Scheme. Values assigned to different heads of individual Fixed Assets are as per an independent technical valuer's estimation.

(e) Depreciation/Amortisation:

(i) Fixed assets are depreciated over the estimated useful lives as determined by the management of the Group or over the lives determined based on rates of depreciation specified under various applicable statutes/ government approvals, whichever is shorter, on a straight line method except:

(a) assets relating to the business other than electricity business of the Parent Company, CGPL and CTTL, where depreciation is provided on written down value basis;

(b) assets given on lease which are depreciated on a straight line basis over the primary period of the lease.

(ii) Depreciation on additions/deletions of assets is provided on pro-rata basis.

(iii) Assets costing less than Rs.5,000/- are depreciated at the rate of 100%. In the case of TBSIL, assets costing less than Rs. 225,000/- are depreciated at the rate of 100%.

(iv) License fees is amortised over the period of the license.

(v) Premium paid for acquisition of Leasehold Land is amortised over the period of the lease.

(vi) Technical know-how is written off on a straight line basis over a period of six years. In the case of TBSIL, technical know-how is fully charged off in the year of acquisition.

(vii) Depreciation rates used for various classes of assets are:

Hydraulic Works	–	1.95% to 3.40%
Buildings	–	3.02% to 33.40%
Railway Sidings, Roads, Crossings, etc.	–	3.02% to 5.00%
Plant and Machinery	–	1.80% to 50.00%
Transmission Lines, Cable Network, etc.	–	2.71% to 13.91%
Furniture, Fixtures and Office Equipment	–	6.33% to 60.00%
Mobile phones	–	33.33% to 100%
Motor Vehicles, Launches, Barges, etc.	–	12.50% to 33.40%
Helicopters	–	9.00% to 33.40%
In case of PAI, PKPC and IRCL:		
Mine Property	–	3.33% to 12.50%
Infrastructure facilities	–	3.33% to 12.50%
Machinery and Equipment	–	3.33% to 33.33%
Furniture, Fixtures and Office Equipment	–	12.50% to 33.33%
Transportation Equipment	–	12.50% to 33.33%

(viii) In case of TPTCL, cost of computer software recognised as intangible asset, is amortised on straight line method over a period of legal right to use.

(f) Leases:

(i) Finance Lease:

Assets taken on finance lease are accounted for as fixed assets in accordance with Accounting Standard (AS 19) – "Leases". Accordingly, the assets are accounted at fair value. Lease payments are apportioned between finance charge and reduction in outstanding liability.

(ii) Operating Lease:

Assets taken on lease under which all risks and rewards of ownership are effectively retained by the lessor are classified as operating lease. Lease payments under operating leases are recognised as expenses on straight line basis.

(g) Investments:

(i) Long term investments considered for consolidation are carried at cost, less provision for diminution other than temporary, if any, in value of such investments. Current investments are carried at lower of cost and fair value.

(ii) In the case of AICL, purchase of securities of Tata Group Companies are considered as long term investments. Investments, other than above, are considered as stock-in-trade.

(h) Inventories:

(i) Inventories of raw materials, semi-finished products, products/tools under development, stores, spare parts, fuel and loose tools are valued at or below cost. Cost is ascertained on weighted average basis. Work-in-progress, property under development, developed properties and finished products are valued at lower of cost and net realisable value. Cost includes cost of land, material costs, labour and manufacturing overheads.

(ii) In the case of AICL, investments considered as stock-in-trade are valued at lower of cost or fair value.

(i) Taxes on Income:

Current tax is determined as the amount of tax payable in respect of taxable income for the year. Credit in respect of Minimum Alternate Tax paid is recognised only if there is convincing evidence of realisation of the same.

Deferred tax, which is computed on the basis of enacted/substantively enacted rates, is recognised, on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods. Where there is unabsorbed depreciation or carry forward losses, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets. Other deferred tax assets are recognised only to the extent there is reasonable certainty of realisation in future.

(j) Research and Development Expenses:

Research and Development costs of a revenue nature (other than cost of fixed assets acquired) are charged as an expense in the year in which they are incurred.

(k) Premium on redemption of Debentures and Foreign Currency Convertible Bonds (FCCB):

Premium payable on redemption of FCCB and Debentures as per the terms of their respective issues is provided fully in the year of issue by adjusting against the Securities Premium Account.

(l) Warranty Expenses:

Anticipated product warranty costs for the period of warranty are provided for in the year of sale. Other warranty obligations are accounted for as and when claims are admitted.

(m) Foreign Exchange Transactions:

(i) Transactions denominated in foreign currencies are recorded at the exchange rate prevailing on the date of the transaction.

(ii) All monetary assets and monetary liabilities in foreign currencies other than net investments in non-integral foreign operation are translated at the relevant rates of exchange prevailing at the year end and exchange differences are recognised in the Profit and Loss account.

(iii) Exchange differences relating to monetary items that are in substance forming part of the Parent Company's net investment in non-integral foreign operations are accumulated in Exchange Translation Reserve Account.

(iv) In respect of foreign exchange contracts, the premium or discount arising at the inception of such a contract is amortised as expense or income over the life of the contract.

(v) Pursuant to announcement on accounting for derivatives issued by the Institute of Chartered Accountants of India (ICAI), the Group in accordance with the principle of prudence as enunciated in Accounting Standard 1, 'Disclosure of Accounting Policies' provides for losses in respect of all outstanding derivative Contracts at the Balance Sheet date by marking them to market. Any net unrealised gains arising on such mark-to-market are not recognised as income.

(n) Employee Benefits:

(i) Defined Contribution Plan:

Contributions paid/payable during the year to Provident Fund, Superannuation Fund, ESIC and Labour Welfare Fund are recognised in the Profit and Loss Account.

(ii) Defined Benefit Plan/Long-term compensated absences:

Liability towards gratuity, compensated absences, post retirement medical benefit schemes, etc., are determined by independent actuaries, using the projected unit credit method. Past services are recognised on a straight line basis over the average period until the benefits become vested. Actuarial gains and losses are recognised immediately in the Profit and Loss Account as income or expenses. Obligation is measured at the present value of estimated future cash flows using a discounted rate that is determined by reference to the market yields at the Balance Sheet date on Government Bonds where the currency and terms of the Government Bonds are consistent with the currency and estimated terms of the defined benefit obligation.

(iii) Short-term employee benefits are recognised as an expense at the undiscounted amount in the Profit and Loss Account of the year in which the related services are rendered.

(o) Revenue Recognition:

(i) Revenue from Power Supply is accounted for on the basis of billings to consumers, transmission utilities, inclusive of Fuel Adjustment Charges and includes unbilled revenues accrued upto the end of the accounting year.

(ii) The Parent Company and NDPL determines surplus/deficit (i.e. excess/shortfall of/in aggregate gain over Return on Equity entitlement) for the year in respect of its regulated operations (i.e. Generation, Transmission and Distribution) based on the principles laid down under the relevant Tariff Regulations/Tariff Orders notified by the respective State Regulatory Commissions. In respect of such surplus/deficit, appropriate adjustments as stipulated under the regulations are made during the year. Further, any adjustments that may arise on annual performance review under the aforesaid Tariff Regulations are made after the completion of such review.

(iii) Delayed payment charges and interest on delayed payments for power supply are recognised, on grounds of prudence, as and when recovered.

(iv) Interest income/Guarantee Commission is accounted on an accrual basis. Dividend income is accounted for when the right to receive income is established.

(v) In the case of NDPL, the amount received from consumers on account of Service Line charges are treated as Income on installation of connection.

(vi) Revenue from sale of goods is recognised on the transfer of title in the goods which occurs either on dispatch or delivery of goods to customer as per terms of contract. Service income is recognised as per terms of contract.

In the case of PTL, Transmission Income is accounted for on the accrual basis for the period of operation of transmission lines based on 'Tariff Orders' issued by Central Electricity Regulatory Commission (CERC). In case where tariff orders are yet to be issued, transmission income is accounted as per the norms issued by CERC.

(vii) In the case of PAI, PKC and IRCL sales are recognised as revenue when the title passes to the customer and selling prices are known or can be reasonably estimated.

(viii) In the case of TPTCL:

(a) Revenue from sale of power is accounted for based on rates agreed with the Customers and is inclusive of trading margin.

(b) Revenue from sale of power under Banking Arrangements is accounted for on gross basis as the Company is the primarily obligator under the Arrangements.

(c) Revenue in the nature of advisory services rendered towards finalisation of power purchase agreements, CDM services, load management etc. is recognised when the fees are determined under the terms of respective agreements.

(d) Compensation recoverable from customers/suppliers for default in purchase/sale of power is accrued as determined under the terms of respective agreements and acknowledged by customers/suppliers.

(ix) In the case of IEL, revenue is recognized on the basis of Power Purchase Agreement prepared jointly by the Company and its customer. It is accounted for on the basis of billings to customer and includes unbilled revenues accrued up to the end of the accounting year.

(p) Advance against Depreciation:

In the case of PTL, Advance against Depreciation forming part of tariff pertaining to subsequent years, to facilitate repayment of loans is reduced from transmission income and considered as deferred revenue to be included in transmission income in subsequent years.

(q) Consumer contribution to Capital Works:

In the case of NDPL, consumers' contribution towards cost of capital assets is treated as capital receipt and credited in Current Liabilities until transferred to a separate account on commissioning of the assets. An amount equivalent to the depreciation charge for the year on such assets is appropriated from this account as income to the Profit and Loss Account over the useful life of the assets.

(r) Accounting for Contracts:

Income on contracts in respect of Transmission EPC, Strategic Electronics business, Project Management Services and Fixed Price Contracts are accounted on "Percentage of completion" basis measured by the proportion that cost incurred upto the reporting date bear to the estimated total cost of the contract.

(s) Issue Expenses:

(i) Expenses incurred in connection with the issue of Euro Notes, Foreign Currency Convertible Bonds, Global Depository Receipts and Debentures are adjusted against Securities Premium Account.

(ii) Discount on issue of Euro Notes are amortised over the tenure of the Notes.

(t) Deferred Stripping Cost:

In the case of PKPC and PAI, stripping cost of top soil is divided into (i) initial stripping of the top soil to open the mining area before production commences and (ii) additional stripping that is performed during the production activity.

The initial stripping costs are part of deferred stripping costs, while the additional stripping costs are charged to production cost as long as the stripping ratio is close to or less than the average estimated stripping ratio.

However, when the actual ratio is significantly higher than the estimated average ratio, the excess stripping costs are to be deferred and recorded as deferred stripping costs. These deferred stripping costs are expensed as production costs in periods where the actual ratio is significantly lower than the estimated average ratio.

(u) Deferred Exploration and Development Cost:

In the case of PKPC and PAI, exploration and evaluation costs are expenses as incurred unless the exploration project has reached a stage where the expenditure is expected to be recovered through development or sale, in which case, a subsequent expenditure is capitalised as deferred exploration and development cost.

Deferred exploration and development expenditure incorporates expenditures relating to general surveys, exploration, financing, feasibility studies and development of the mine incurred prior to the commencement of operations. Deferred exploration and development cost are amortised using the units-of-production method from the date of commercial production of the respective area of interest, over the shorter of the life of the mine or the remaining term of the Coal Agreement.

The net carrying value of each area of interest is reviewed regularly and to the extent that this value exceeds its recoverable value, the excess is provided for or written off in the period in which this is determined.

(v) Estimated Liability for Restoration and Rehabilitation:

In case of PKPC and PAI, estimated liability for restoration and rehabilitation costs are based principally on legal and regulatory requirements. Such estimated costs as a result of production activities are expensed as production cost. Estimates are reassessed regularly and the effects of changes are recognised prospectively.

(w) Expenditure on Amalgamation:

The expenditure incurred is amortised over a period of five years.

(x) Payments under Voluntary Retirement Schemes (VRS):

Compensation paid under VRS is charged to the Profit and Loss Account in the year of exercise of option.

(y) Accounting for Grants :

In the case of NDPL,

(i) Grants relating to depreciable fixed assets are treated as deferred income to be recognised in the Profit and Loss Account over the useful life of the asset in the proportion in which depreciation on the related assets is charged.

(ii) Grants relating to the revenue are recognised in the Profit and Loss Account and are deducted in reporting the related expenses.

(z) Impairment:

Impairment is ascertained at each Balance Sheet date in respect of Cash Generating Units. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the greater of the net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value based on an appropriate discount factor. Reversal of impairement loss is recognised immediately as income in the Profit and Loss Account.

For the purpose of impairment testing, goodwill is allocated to each of the Company's Cash Generating Units.

(za) Segment Reporting:

The accounting policies adopted for segment reporting are in line with the accounting policy of the Companies. Revenue and expenses have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue and expenses, which relate to the Group as a whole and are not allocable to segments on a reasonable basis, have been included under "Unallocable income/expenses".

(zb) Provision, Contingent Liabilities and Contingent Assets:

A Provision is recognised when the Group has a present legal or constructive obligation as a result of past event and it is probable that an outflow of resource will be required to settle the obligation, in respect of which reliable estimate can be made. Provisions (excluding retirement benefits) are not discounted to its present value and are determined based on best estimate required to settle the obligation at the Balance Sheet date. These are reviewed at each Balance Sheet date and adjusted to reflect the current best estimates. Contingent Liabilities are not recognised in the financial statements. A Contingent Asset is neither recognised nor disclosed in the financial statements.

(zc) Expenditure during construction:

In case of PTL, overhead expenses incurred are allocated to respective capital projects based on management estimates of work done on individual projects.

2. In respect of previous year, the global economic recession has affected demand for coal, resulting in downward pressure on coal prices. As per policy, the Group tested its carrying value of goodwill arising on acquisition of stake in overseas coal joint ventures for impairment as required under the relevant accounting standards. The impairment testing indicated that the carrying amount of goodwill was higher than its value in use and accordingly the Company had recorded an impairment loss of Rs.280.37 crores in the previous year.

3. (a) In an earlier year, the Parent Company issued 200,000 1% Foreign Currency Convertible Bonds (FCCB) with face value of U.S. $ 1,000 each aggregating to U.S. $ 200 million (Rs. 878.80 crores at issue). The bondholders had an option to convert these Bonds into shares, at an initial conversion price of Rs. 590.85 per share at a fixed rate of exchange on conversion of Rs. 43.38 = U.S. $ 1.00, at any time on or after 6th April, 2005, upto 15th February, 2010. The conversion price is subject to adjustment in certain circumstances. The FCCB may be redeemed, in whole but not in part, at the option of the Parent Company at any time on or after 24th February, 2008 and prior to 15th February, 2010 subject to satisfaction of certain conditions. Unless previously converted, redeemed or repurchased and cancelled, the FCCB fall due for redemption on 25th February, 2010 at 115.734 percent of their principal amount. Accordingly the Parent Company has redeemed the balance non-converted Bonds at a premium as per the terms of the issue during the year.

(b) During the year in respect of the above bonds, bond holders holding 14,229 bonds *(31st March, 2009 – 9,865 bonds)* have opted for conversion of the same into equity shares and accordingly 10,44,683 shares [includes 5,84,713 shares on which dividend of Rs.0.67 crore *(31st March, 2009 – Rs. 0.72 crore)* has been paid during the year] *(31st March, 2009 – 7,24,281 shares)* of Rs.10 each have been issued at a premium as per terms of issue. Consequently there is an increase in the Subscribed Share Capital by Rs. 1.04 crores *(31st March, 2009 – Rs. 0.72 crore)* and Securities Premium by Rs. 67.90 crores *(31st March, 2009 – Rs. 41.39 crores)*. Further, provision made for premium on redemption of FCCB by debiting Securities Premium in an earlier year has been reversed to the extent it pertains to the converted FCCB. As a result, balance in Securities Premium Account has increased by Rs. 9.85 crores *(31st March, 2009 – Rs. 6.83 crores)*. Hence, the total increase in Securities Premium Account amounted to Rs. 77.75 crores *(31st March, 2009 – Rs. 48.22 crores)*.

(c) During the year ended 31st March, 2010, the Parent Company issued 3,000 1.75% Foreign Currency Convertible Bonds (FCCB) with face value of U.S. $ 100,000 each aggregating to U.S.$ 300 million (Rs. 1,404.45 crores at issue, net proceeds received Rs. 1,391.67 crores). The bondholders have an option to convert these Bonds into Equity Shares, at an initial conversion price of Rs. 1,456.125 per share at a fixed rate of exchange on conversion of Rs. 46.81 = U.S.$ 1.00, at any time on and after 31st December, 2009, upto 11th November, 2014. The conversion price is subject to adjustment in certain circumstances. The FCCB may be redeemed, in whole but not in part, at the option of the Parent Company at any time on or after 20th November, 2011 subject to satisfaction of certain conditions. Unless previously converted, redeemed or repurchased and cancelled, the FCCB fall due for redemption on 21st November, 2014 at 109.47 percent of their principal amount together with accrued and unpaid interest.

The unutilised portion of FCCB amounting to U.S. $ 247.75 million has been invested in short term deposits with Banks.

4. During the year ended 31st March, 2010, the Parent Company issued equity shares in the form of Global Depository Receipts (GDRs) listed on the Luxembourg Stock Exchange for a gross amount of U.S. $ 335 million. Each GDR represents 1 equity share of the Parent Company, at a nominal value of Rs. 10 per equity share. The Parent Company has issued 1,48,38,110 GDRs which have been priced at U.S. $ 22.577 per GDR (Rs. 48.27 being the reference exchange rate) as per relevant pricing guidelines for issue of GDRs. Consequently, there is an increase in the Subscribed Share Capital by Rs. 14.84 crores and Securities Premium Account by Rs. 1,616.22 crores (net of issue expenses).

5. In respect of the Parent Company during the previous year, Contingency Reserve Investments and Deferred Taxation Liability Fund Investments included the cost of 6.75% Unit Trust of India-Tax Free US Bonds 2008 received on conversion of units in Scheme US-64 which bonds were redeemed during the year. In the terms of Appellate Tribunal for Electricity (ATE) Order dated 25th February, 2009 the appropriations made to Contingency Reserve and Deferred Taxation Liability Fund (DTLF) have been utilised to meet the loss of Rs. 155.47 crores realised on redemption of the above statutory investments.

6. In an earlier year, the Parent Company had commissioned its 120 MW thermal power unit at Jojobera, Jharkhand. Revenue in respect of this unit is recognised on the basis of a draft Power Purchase Agreement prepared jointly by the Parent Company and its customer which is pending finalisation.

7. The Parent Company has been legally advised that the Parent Company is considered to be established with the object of providing infrastructural facilities and accordingly, Section 372A of the Companies Act, 1956 is not applicable to the Parent Company.

8. Coal Agreement:

   In the case of PAI and PKPC the Companies entered into a Coal Contract Work ("Coal Agreement") for the exploration and exploitation of coal. Under the term of the Coal Agreement, the Company commenced its 30-year operating period on 1st October, 1989 and 1st January, 1992 respectively.

9. The Group has:

   (a) an investment in Tata Teleservices Limited (TTSL) of Rs. 735.48 crores *(31st March, 2009 – Rs. 735.48 crores)*;

   (b) TTSL based on the accounts as certified by its Management for the year ended 31st March, 2010, has accumulated losses which have significantly eroded its net worth. In the opinion of the Management, having regard to the long gestation period inevitable in the nature of its business, there is no diminution other than temporary, in the value of the investment.

10. (a) Capital commitments not provided for are estimated at Rs. 9,588.88 crores *(31st March, 2009 - Rs. 13,067.38 crores)* [including Rs. 58.27 crores *(31st March, 2009 – Rs. 23.73 crores)* being the share in Joint Ventures].

   (b) In the case of associates, capital commitments not provided for are estimated at Rs. 8.38 crores *(31st March, 2009 - Rs. 12.76 crores)*.

11. Disclosures as required by Accounting Standard 19 (AS-19) are as follows:

   (a) Operating Leases:

      (i) The Group's significant leasing arrangements are in respect of residential flats, office premises, plant and machinery and equipments taken on lease. The arrangements range between 11 months and 10 years generally and are usually renewable by mutual consent or mutually agreeable terms. Under these arrangements, generally refundable interest-free deposits have been given.

(ii) Commercial/residential premises have been given on operating lease having original cost of Rs. 51.31 crores *(31st March, 2009 – Rs. 48.50 crores)* and accumulated depreciation of Rs.20.63 crores *(31st March, 2009 – Rs.15.62 crores)* as at 31st March, 2010. Depreciation on the above assets for the current year is Rs.4.32 crores *(31st March, 2009 – Rs.2.25 crores)*. Under these arrangements, generally refundable interest-free deposits have been taken. The future minimum lease payments under non-cancellable operating leases aggregating to Rs.24.47 crores *(31st March, 2009 – Rs.16.15 crores)*, in each of the following periods are as under:

Rs. crores

			2008-09
(a)	not later than one year	10.52	*6.35*
(b)	later than one year and not later than five years	13.95	*9.80*
(c)	later than five years	Nil	*Nil*

(b) Finance Leases – including share in Joint Ventures:

During the year, the Group has taken vehicle on finance leases which expires in 2010-2011 and 2011-2012. The lease rentals are charged on the basis of agreed terms. The said vehicles are capitalised using interest rates determined at the inception of the lease.

Rs. crores

		Total minimum lease payments outstanding	Future interest outstanding	Present value of minimum lease payments
(i)	not later than one year	132.21	20.67	111.54
		128.06	*19.48*	*108.58*
(ii)	later than one year and not later than five years	289.83	17.94	271.89
		221.62	*20.87*	*200.75*
(iii)	later than five years	-	-	-
		-	-	-

Note: Previous year's figures are in italics.

12. Contingent Liabilities and Other Commitments:

(a) Claims against the Group not acknowledged as debts Rs. 1,326.45 crores *(31st March, 2009 - Rs. 989.22 crores)* [including Rs. 1,043.31 crores *(31st March, 2009 – Rs. 740.24 crores)* being the share in Joint Ventures] consists mainly of the following:

(i) Octroi claims disputed by the Parent Company aggregating to Rs. 5.03 crores *(31st March, 2009 - Rs. 5.03 crores)*, consisting of Octroi exemption claimed by the Parent Company, regarding which the writ has been admitted by the High Court.

(ii) A Suit has been filed against the Parent Company claiming compensation of Rs. 20.51 crores *(31st March, 2009 - Rs. 20.51 crores)* by way of damages for alleged wrongful disconnection of power supply and interest accrued thereon Rs. 99.06 crores *(31st March, 2009 - Rs. 94.76 crores)*.

(iii) Rates, Duty and Cess claims disputed by the Parent Company aggregating to Rs. 62.14 crores *(31st March, 2009 - Rs. 51.71 crores)*, consisting mainly for levy of cess and way leave fees by Maharashtra Pollution Control Board at higher rates and interest thereon which is challenged by the Parent Company and for levy of excise duty on fuel consumed in generation of electricity that was not sold but consumed by the Parent Company.

(iv) In the case of NDPL, Rs. 23.83 crores *(31st March, 2009 – Rs. 22.70 crores)*, consisting mainly of legal cases filed by consumers, employees etc. and sales tax claims.

(v) In the case of CTTL, claims raised by Mumbai Port Trust towards Penal Way Leave Fees and other claims Rs. 4.32 crores *(31st March, 2009 – Rs. 2.65 crores)*.

(vi) In the case of Nelco, Rs. 30.97 crores *(31st March, 2009 – Rs. 23.17 crores)* mainly on account of disputed central excise, sales tax, custom demand and other legal disputes.

(vii) In the case of MPL, Rs. Nil *(31st March, 2009 – Rs. 1.21 crores)* mainly on account of extra rehabilitation and resettlement (R & R) compensation.

(viii) In the case of TPTCL, Rs. 3.26 crores *(31st March, 2009 – Rs.Nil)* pertaining to contractual obligation.

(ix) Other claims against the Parent Company not acknowledged as debts Rs. 29.40 crores *(31st March, 2009 – Rs. 16.55 crores).*

(x) In the case of associates, other claims not acknowledged as debts Rs. 4.62 crores *(31st March, 2009 – Rs. 10.69 crores).*

(xi) In the case of Panatone Finvest Ltd. (PFL), an associate of the Group, upon the demerger of surplus land by Tata Communications Ltd. and the issue of shares by the Resulting Company, PFL is contractually obligated to transfer 45% of the share capital of the Resulting Company to Government of India and other Shareholders who had tendered their shares to PFL. Based on its shareholding in Tata Communications Ltd. as on 31st March, 2010, PFL would be entitled to be allotted 33.24% of the share capital of the Resulting Company.

(xii) In the case of PAI and PKPC (Coal Companies), demand for royalty payment is set-off against recoverable Value Added Tax (VAT) paid on inputs for coal production of Rs.990.96 crores, being the Group's share *(31st March, 2009 – Rs.740.24 crores).* Under the Coal Contract of Work the Coal Companies would recover VAT from the Government within 60 days. As the Government had not refunded VAT within 60 days, the Coal Companies have set-off royalty against VAT recoverable, which has not been accepted by the Government. The managements of the Coal Companies, based on the various legal judgements, are of the view that the said amounts would be allowable as set-off.

(xiii) In the case of PKPC, Thiess Contractors Indonesia (Thiess) a mining contractor of PKPC on 28th March, 2008 sent a letter to PKPC, seeking compensation for additional costs incurred since July, 2007 and costs that would continue to be incurred until a revised pricing is made claiming that the current escalation rate formula with regards to mining service fee no longer reflects the actual increase in its operating costs, hence must be revised starting July 2007. However PKPC believes that the current mining service fee rate with Thiess is still above other comparable mining contractors' rate. The claim for this escalation rate dispute is Rs. 52.35 crores, being the Group's share *(31st March, 2009 – Rs. Nil).*

(xiv) In the case of PAI and PKPC, in respect of other matters (viz. land dispute, illegal mining etc.) amount is not ascertainable.

(b) Taxation matters for which liability, relating to issues of deductibility and taxability, is disputed by the Group and provision is not made (computed on the basis of assessments which have been re-opened and assessments remaining to be completed):

Rs. crores

			As at 31st March, 2009
(i)	Matters on which there are decisions of the appellate authorities in the Group's favour, not accepted by the tax authorities	105.75@	*136.31@*
(ii)	Interest and penalty demanded	19.12	*6.44*
(iii)	In the case of associates, matters on which there are decisions of the appellate authorities in the favour of the companies, not accepted by the tax authorities	0.33	*0.78*

@ includes Rs.2.51 crores *(31st March, 2009 – Rs. 2.51 crores)* being the share in Joint Ventures.

(c) In the case of Parent Company, the uncalled liability on partly paid up shares - Rs. 55.60 crores *(31st March, 2009 – Rs. 72.28 crores)* and in the case of associates Rs. 1.43 crores *(31st March, 2009 – Rs. 1.93 crores).*

(d) (i) Indirect exposures and other Commitments of the Parent and subsidiary Companies :

Name of the Company	Contingent Liabilities				Other Commitments	
	Guarantees given	Shares pledged	Sponsor support agreement	Deed of Indemnity	Letter of Comfort	Undertaking for non- disposal of shares
	(Rs. crores)	(Nos.)	(Rs. crores)	(Rs. crores)	(Rs. crores)	(Rs. crores)
Tata Teleservices Ltd. (TTSL) [Refer (d) (ii) below]	- -	21,98,18,101 *32,43,08,708*	- -	- -	- -	- -
Panatone Finvest Ltd. (PFL)	250.00 *250.00*	- -	- -	- -	- -	- -
Tata Teleservices (Maharashtra) Ltd. (TTML)	- *50.00*	- *8,28,44,452*	- -	- -	- -	- -
North Delhi Power Ltd. (NDPL)	- -	- -	- -	- -	- -	1,157.28 *1,107.28*
Powerlinks Transmission Ltd. (PTL)	- -	[Refer (d) (iii) & (vi) below]	366.00 *366.00*	- -	- -	- -
Coastal Gujarat Power Limited (CGPL)	- -	[Refer (d) (vi) below]	[Refer (d) (iv) below]	- -	- -	- -
Industrial Energy Limited (IEL)	- -	[Refer (d) (vi) below]	[Refer (d) (v) below]	- -	- -	- -
Bhivpuri Investments Ltd. (BHIL)	- -	[Refer (d) (vi) below]	- -	- -	- -	- -
Bhira Investments Ltd. (BIL)	- -	[Refer (d) (vi) below]	- -	- -	- -	- -
Tata Sons Limited (TSL)	[Refer (m) below]	- -	- -	- -	- -	- -

Note: Previous year's figures are in italics.

(ii) The Parent Company has in terms of the shareholder's agreement, an obligation to subscribe for or arrange along with the participants of the Tata Group, for additional capital as per specified schedule, in case of TTSL.

(iii) In terms of the Deed of Pledge of Shares executed by the Parent Company and PowerGrid Corporation of India Limited (PowerGrid) in favour of Infrastructure Development Finance Company Limited (IDFC) acting as Security Trustee for the Lenders with PTL as a confirming party for pledging the Parent Company's current and future shareholding in PTL, Powers of Attorney are executed in favour of the Security Trustee and the Lenders to accomplish the purpose of the Deed with full authority in terms of the Deed.

(iv) In terms of the Sponsor Support agreement entered into between the Parent Company, Coastal Gujarat Power Limited (CGPL) and lenders of CGPL, the Parent Company has undertaken to provide support by way of base Equity contribution to the extent of 25% of CGPL's project cost and additional equity or subordinated loans to be made or arranged for, if required as per the financing agreements to finance the project. The sponsor support also includes support by way of additional equity for any overrun in project costs and Debt Service Reserve Guarantee as provided under the financing agreements. The support will cease on the date of "financial completion" as defined under the relevant financing agreements. Further, CGPL has entered into an Agreement with the Parent Company for Additional Subordinated Loan to the extent of U.S. $ 50 million (equivalent to Rs. 200.00 crores). In accordance with this agreement the Parent Company has provided an Additional Subordinated Loan of Rs. 172.00 crores to CGPL as on

31st March, 2010. The accrued interest on Additional Subordinated Loan shall be payable subject to fulfillment of conditions in Subordination Agreement and Coal Supply and Transportation Agreements Completion Date (CSTACD) agreement.

(v) In terms of the Sponsor Support agreement entered into between the Parent Company, Industrial Energy Limited (IEL) and lenders of IEL, in the event of any overrun in the project cost of IEL to the extent of 10% of the project cost, the Parent Company has undertaken to provide in proportion to its shareholding in IEL, support by way of infusion of fresh equity/preference capital or unsecured loans.

(vi) The Parent Company's shares in subsidiaries to the extent of 100% in PTL, 51% in CGPL, 51% in IEL, 100% in BHIL and 100% in BIL have been pledged with the lenders for borrowings availed by the respective subsidiaries.

(e) In respect of Nelco Limited, whose net worth has been substantially eroded, the Parent Company has undertaken to arrange for the necessary financial support to Nelco Limited in the form of interim short term funding, for meeting its business requirements.

(f) In the case of NDPL, as per the provisions of the Transfer Scheme pursuant to Delhi Electricity Reforms Act, 2002, the liabilities arising out of litigation, suits, claims etc. pending on the date of transfer (i.e. 1st July, 2002) and/or arising due to any events prior to that date shall be borne by the Company to the extent of Rs. 1.00 crore p.a. *(31st March, 2009 – Rs. 1.00 crore p.a.)*.

(g) In the case of NDPL, the Company had introduced a Voluntary Separation Scheme (VSS) for its employees in December 2003, in response to which 1,798 employees were separated. As per the Scheme, the retiring employees were paid Ex-gratia separation amount by the Company. They were further entitled to Retiral Benefits (i.e. gratuity, leave encashment, pension commutation, pension, medical and leave travel concession), the payment obligation of which became a matter of dispute between the Company and the DVB Employees Terminal Benefit Fund 2002 ('the Trust'). The Trust is, however, of the view that its liability to pay retiral benefits arises only on the employee attaining the age of superannuation or earlier death. On 1st November, 2004, the Company entered into a Memorandum of Understanding with Government of National Capital territory of Delhi (GNCTD) and a special Trust namely Special Voluntary Retirement Scheme Retirees Terminal Benefit Fund (SVRS Trust) was created.

For resolution of the issue through the process of law, the Company had filed a Writ, before the Hon'ble Delhi High Court. The Hon'ble Court has pronounced its judgement on this issue on 2nd July, 2007 whereby it has provided two options to the Discom's for paying terminal benefits/residual pension to the Trust:

(i) Terminal benefits due to the VSS optees and to be paid by Discoms which shall be reimbursed to Discoms by the Trust without interest on normal retirement/death (whichever is earlier) of such VSS optees. In addition, the Discoms shall pay the Retiral Pension to VSS optees till their respective dates of normal retirement, after which the Trust shall commence payment to such optees.

(ii) The Trust to pay the terminal benefits and all dues of the VSS optees on reimbursement by Discoms of 'Additional Contribution' required on account of premature payout by the Trust which shall be computed by an Arbitral Tribunal of Actuaries.

The Company considers the second option as more appropriate and also estimates that the liability under this option shall be lower than under the first option which it is presently following. Pending computation of the liability by the Arbitral Tribunal of Actuaries, no adjustment has been made in these financial statements.

While the writ petition was pending, Company had in the year of formation of the trust advanced Rs. 77.74 crores *(Previous Year - Rs. 77.74 crores)* to the SVRS Trust for payment of retiral dues to separated employees. Against this, the Company had recovered Rs. 29.71 crores *(Previous Year - Rs. 29.71 crores)* and adjusted an amount of Rs. 4.50 crores *(Previous Year - Rs. Nil)* from pension and leave salary contribution totalling to Rs. 34.21 crores *(Previous Year - Rs. 29.71 crores)*, against a claim of Rs. 47.18 crores *(Previous Year - Rs. 38.72 crores)* from the SVRS Trust in respect of retirees, who have expired or attained the age of superannuation till 31st March, 2010.

In addition to the payment of terminal benefits/residual pension to the Trust, the Hon'ble Delhi High Court in its above Order has held that the Discoms are liable to pay interest @ 8% per annum on the amount of terminal benefits for the period from the date of voluntary retirement to the date of disbursement. Consequently, the Company has paid Rs. 8.01 crores *(Previous Year - Rs. 8.01 crores)* as interest to VSS optees.

The Company is of the opinion that the total liability for payment of terminal benefits to the trust based on actuarial valuation including payment of interest to VSS optees, would be less than the amount of retiral pensions already paid to the VSS optees and charged to Profit and Loss Account. Consequently, pending valuation of 'Additional Contribution' computed by an Arbitral Tribunal of Actuaries, the Company has shown interest of Rs. 8.01 crores *(Previous Year - Rs. 8.01 crores)* paid to VSS optees, in addition to retiral dues of Rs. 43.53 crores *(Previous Year - Rs. 48.03 crores)* as recoverable and are included in Rs. 51.89 crores *(Previous Year - Rs. 56.52 crores)*.

Apart from this, the Company has also been paying the retiral pension to the VSS optees till their respective dates of normal retirement or death (whichever is earlier). DERC has approved the aforesaid retiral pension amount in its Annual Revenue Requirement (ARR) and the same has therefore been charged to profit and loss account.

(h) In the case of NDPL, the liability stated in the opening Balance Sheet of the Company as per the Transfer Scheme as on 1st July, 2002 in respect of consumers' security deposit was Rs. 10.00 crores *(Previous Year - Rs. 10.00 crores)*. The Company had engaged an independent agency to validate the sample data in digitized form of consumer security deposit received by the erstwhile DVB from its consumers. As per the validation report submitted by this agency the amount of security deposit received from consumers aggregated to Rs. 66.71 crores. The Company has been advised that as per the Transfer Scheme, the liability in excess of Rs. 10.00 crores *(Previous Year - Rs. 10.00 crores)* towards refund of the opening consumer deposits and interest thereon is not to the account of the Company. Since the GNCTD was of the view that the aforesaid liability is that of the Company, the matter was referred to Delhi Electricity Regulatory Commission (DERC). During the year 2007-08, DERC vide its letter dated 23rd April, 2007 has conveyed its decision to the GNCTD upholding the Company's view. As GNCTD has refused to accept the DERC decision as binding on it, the Company has filed a writ petition in the Hon'ble Delhi High Court and the matter has been listed on 2nd July, 2010. No stay has been granted by the Hon'ble High Court in the matter for refund of consumption deposit and payment of interest thereon.

(i) In the case of NDPL, Power Grid Corporation of India Limited (PGCIL) has filed a petition on 20th March, 2009 with Central Electricity Regulatory Commission (CERC) under regulation 12 and 13 of the CERC (Terms & Conditions of Tariff) Regulations, 2004 for permission to bill and recover Service Tax on Transmission & other charges recoverable by Government of India in terms of Section 64 of the Finance Act 1994, for the period 2004-2009. PGCIL has transmitted electricity to NDPL commencing 1st April, 2007. While the final proceedings at CERC are in progress, the Central Government has vide notification no. 11/2010 of Service Tax dated 27th February, 2010 exempted this service from the ambit of Service Tax prospectively with immediate effect. Though the Company maintains the view that Service Tax is not applicable on Transmission Charges even for earlier periods, however there may arise a liability for payment of service tax on transmission charges for earlier periods which shall be recoverable through tariff.

(j) In the case of NDPL, in view of para 6.8 of the Multi Year Tariff Order (MYT Order) dated 20th December, 2007 Delhi Transco Limited (DTL) has filed the petition on 29th February, 2008 for determination of Reactive Energy Charges payable by beneficiaries including NDPL. In the petition DTL has asked the Hon'ble Commission to allow/approve reactive energy charges at 10 paisa per KVArh to discourage utilization of reactive power by beneficiaries. In the said petition the Hon'ble Commission has vide its order dated 3rd September, 2008 directed DTL to carry out a comprehensive study and submit report to the Commission and in the meanwhile the Hon'ble Commission asked to maintain status quo in respect of Reactive Energy Charges. Pending the petition, DTL has raised provisional bills at 2 paisa per KVArh being the rate applicable prior to MYT order and the company is making payment based on the same. Whenever the Commission will decide the petition, there may arise an additional liability payable to DTL on account of Reactive Energy Charge if the rate decided is higher than 2 paisa per KVArh however the same shall be recoverable through tariff.

(k) In respect of the Standby Charges dispute with Reliance Infrastructure Ltd. (R-Infra - formerly Reliance Energy Ltd.) for the periods from 1st April, 1999 to 31st March, 2004, the ATE, set aside the MERC Order dated 31st May, 2004 and directed the Parent Company to refund to R-Infra as on 31st March, 2004, Rs.354.00 crores (including interest of Rs.15.14 crores) and pay interest at 10% per annum thereafter. As at 31st March, 2010 the accumulated interest was Rs.151.16 crores *(31st March, 2009 - Rs. 139.96 crores)* (Rs.11.20 crores for the year ended 31st March, 2010).

On appeal, the Hon'ble Supreme Court vide its interim order dated 7th February, 2007, has stayed the ATE Order and in accordance with its directives, the Parent Company has furnished a bank guarantee of the sum of Rs. 227.00 crores and also deposited Rs.227.00 crores with the Registrar General of the Court (the Court) which has been withdrawn by R-Infra on furnishing the required undertaking to the Court. The said deposit has been accounted as "Other Deposits".

Further, no adjustment has been made for the reversal in terms of the ATE Order dated 20th December, 2006 of Standby Charges credited in previous years estimated at Rs. 519.00 crores. The aggregate of Standby Charges credited in previous years net of tax is estimated at Rs. 430.80 crores, which will be adjusted, wholly by a withdrawal/set off from certain Statutory Reserves as allowed by MERC. No provision has been made in the accounts towards interest that may be finally determined as payable to R-Infra. However, since 1st April, 2004, the Parent Company has accounted Standby Charges on the basis determined by the respective MERC Tariff Orders.

The Parent Company is of the view, supported by legal opinion, that the ATE's Order can be successfully challenged and hence, adjustments, if any, including consequential adjustments to the Deferred Tax Liability Fund and the Deferred Tax Liability Account will be recorded by the Parent Company on the final outcome of the matter.

(l) MERC vide its Tariff Order dated 11th June, 2004, had directed the Parent Company to treat the investment in its Wind energy project as outside the Mumbai Licensed Area, consider a normative Debt Equity ratio of 70:30 to fund the Parent Company's fresh capital investments effective 1st April, 2003 and had also allowed a normative interest charge @ 10% p.a. on the said normative debt. The change to the Clear Profit and Reasonable Return (consequent to the change in the Capital Base) as a result of the above mentioned directives for the period upto 31st March, 2004, has been adjusted by MERC from the Statutory Reserves along with the disputed Standby Charges referred to in note 12(k) above. Consequently, the effect of these adjustments would be made with the adjustments pertaining to the Standby charges dispute as mentioned in note 12(k) above.

(m) During the previous year, in terms of the agreements entered into between Tata Teleservices Ltd. (TTSL), Tata Sons Ltd. (TSL) and NTT DoCoMo, Inc. of Japan (Strategic Partner-SP), the Parent Company was given by Tata Sons an option to sell 2,72,82,177 equity shares in TTSL to the SP, as part of a secondary sale of 25,31,63,941 equity shares effected along with a primary issue of 84,38,79,801 shares by TTSL to the SP. Accordingly, the Parent Company realized Rs. 316.72 crores on sale of these shares resulting in a profit of Rs. 255.62 crores.

If certain performance parameters and other conditions are not met, should the SP decide to divest its entire shareholding in TTSL, acquired under the primary issue and the secondary sale, and should TSL be unable to find a buyer for such shares, the Parent Company is obligated to acquire the shareholding of the SP, at the higher of fair value or 50 percent of the subscription purchase price, in proportion of the number of shares sold by the Parent Company to the aggregate of the secondary shares sold to the SP, or if the SP divests the shares at a lower price pay a compensation representing the difference between such lower sale price and the price referred to above.

Further, in the event of breach of the representations and warranties (other than title and tax) and covenants not capable of specific performance, the Parent Company is liable to reimburse TSL, on a pro-rata basis, upto a maximum sum of Rs. 409.51 crores.

The exercise of the option by SP being contingent on several variables the liability, if any, is considered by management to be remote and indeterminable.

(n) The parent company has investments in 1,09,80,837 shares of Tata Communications Limited (TCL) which were acquired from Panatone Finvest Limited (Panatone) in current and prior years. In accordance with the terms of the Share Purchase Agreement (SPA) and the Shareholder's Agreement between Panatone and Government of India (GOI) (Principal owners of TCL), Panatone has agreed to cause TCL to hive off or demerge certain land it owns into a separate company (the "Resultant Company") pursuant to a scheme of arrangement as further described in the SPA. The proportionate shares received in the Resultant Company are to be transferred to GOI at nil consideration. Consequently, Panatone would require the Company to give up proportionate share received in the Resultant Company to enable it to meet its obligation.

13. (a) ATE in its Order dated 15th July, 2009, has upheld the Parent Company's claim regarding allowability of certain expenses/ accounting principles which were earlier disallowed/not recognised by MERC in its truing-up for the financial year 2006-07. On this basis, in the current period, the Parent Company has treated such expenses as recoverable through tariff of the current year and has recognized revenue of Rs.147.00 crores in respect of the financial years 2006-07 to 2008-09.

(b) In respect of the Parent Company's Generation Business as a Licensee, MERC in its Tariff Order dated 28th May, 2009, has drawn from Contingencies Reserve to partially meet the impact on tariff of the ATE Order dated 12th May, 2008, wherein ATE upheld the stand taken by the Parent Company regarding allowability of expenses/accounting principles which were earlier disallowed/not recognised by MERC in its truing-up for financial years 2004-05 and 2005-06. Accordingly, the Parent Company has drawn Rs. 108.83 crores from Contingencies Reserve. Further, the Parent Company has recognised revenue of Rs.105.40 crores and transferred Rs. 24.89 crores from Tariffs and Dividends Control Reserve consequent to the above Order and the Orders pertaining to the Transmission and Distribution Businesses dated 28th May, 2009 and 15th June, 2009 respectively. Certain disallowances arising from these Orders aggregating to about Rs. 83.00 crores have not been recognised as expense since they have been challenged by the Parent Company at the ATE.

14. In the matter of claims raised by the Parent Company on R-Infra, towards (i) the difference in the energy charges for the period March 2001 to May 2004 and (ii) for minimum off-take charges of energy for the period 1998 to 2000, MERC has issued an Order dated 12th December, 2007 in favour of the Parent Company. The total amount payable by R-Infra including interest is estimated to be Rs. 323.87 crores as on 31st March, 2007. ATE in its order dated 12th May, 2008 on appeal by R-Infra has directed R-Infra to pay for the difference in the energy charges amounting to Rs. 34.98 crores for period March 2001 to May 2004. In respect of the minimum off-take charges of energy for the period 1998 to 2000 claimed by the Parent Company from R-Infra, the Parent Company and R-Infra have filed appeals in the Supreme Court. The Supreme Court, vide its Order dated 14th December, 2009, has granted stay against ATE order and has directed R-Infra to deposit with the Supreme Court, a sum of Rs.25 crores and furnish Bank Guarantee of Rs.9.98 crores. The Parent Company has withdrawn the above mentioned sum subject to an undertaking to refund the amount with interest, in the event the Appeal is decided against the Parent Company. On grounds of prudence, the Parent Company has not recognised any income arising from the above matters.

15. In the case of NDPL, as per provisions of Section 47(4) of the Electricity Supply Act, 2003 interest on Consumer Security Deposit at the bank rate is payable as per the notification by Delhi Electricity Regulatory Commission (DERC). During the year 2007, DERC had issued Delhi Electric Supply Code and Performance Standards Regulations, which came into force from 18th April, 2007 through notification in the Official Gazette. As per clause 16 (vi) of the regulations interest at the rate of 6% per annum is payable on Consumer Security Deposit received from all consumers. In view of the fact that the matter of liability on account of opening Consumer Security Deposit in excess of Rs. 10.00 crores *(Previous Year – Rs. 10.00 crores)* transferred to the Company as per Transfer Scheme is sub-judice and no stay has been granted on payment of interest on and/or refund of opening Consumer Security Deposits in excess of Rs. 10.00 crores *(Previous Year – Rs. 10.00 crores)*, the Company has provided interest expense aggregating to Rs. 14.08 crores *(Previous Year – Rs. 11.96 crores)* during the year on the outstanding Consumer Security Deposit received by the Company since takeover of business in July 2002 as also on the estimated total Consumer Security Deposit received by the erstwhile DVB as per the Company's records. Out of the above interest expenditure, an amount of Rs. 1.93 crores *(Previous Year - Rs. 1.98 crores)* would be recoverable from DPCL if the Company's contention is upheld by the Hon'ble High Court that the Company's liability for interest payment/refund on account of opening Consumer Security Deposit is only to the extent of Rs. 10.00 crores *(Previous Year – Rs. 10.00 crores)* liability transferred to it as per the statutory transfer scheme.

16. Employee Benefits:

    (a) In an earlier year, the Parent Company had adopted Accounting Standard (AS - 15) (Revised 2005) 'Employee Benefits'. This had resulted in a transitional liability (net) of Rs.61.70 crores as at 1st April, 2007. In accordance with the transitional provisions of the Accounting Standard, the Parent Company had decided to charge the transitional liability as an expense over a period of 5 years and accordingly Rs.12.34 crores *(31st March, 2009 – Rs.12.34 crores)* has been recognised as an expense for the year under item 1 of Schedule "2" and balance amount of Rs.24.68 crores *(31st March, 2009 – Rs.37.02 crores)* is the unrecognised transitional liability as at 31st March, 2010.

    (b) The Parent Company makes contribution towards provident fund and superannuation fund to a defined contribution retirement benefit plan for qualifying employees. The provident fund is administered by the Trustees of Tata Power Consolidated Provident Fund and the Superannuation Fund is administered by the Trustees of Tata Power Superannuation Fund. Under the Schemes, the Parent Company is required to contribute a specified percentage of salary to the retirement benefit schemes to fund the benefit.

    The Rules of the Parent Company's Provident Fund administered by a Trust require that if the Board of Trustees are unable to pay interest at the rate declared by the Central Government under para 60 of the Employees' Provident Fund Scheme, 1952, then the shortfall shall be made good by the Parent Company. Having regard to the assets of the Fund and the return on the investments, the Parent Company does not expect any shortfall in the foreseeable future.

    On account of Defined Contribution Plans, a sum of Rs.29.95 crores *(Previous Year – Rs.26.55 crores)* has been charged to the Consolidated Profit and Loss Account.

    (c) The following are the defined benefit plans, operated by the Group:

        1. Post Retirement Gratuity.
        2. Ex-Gratia Death Benefits.
        3. Retirement Benefits.
        4. Post Retirement Medical Benefits.
        5. Pension.

(d) The actuarial valuation of the present value of the defined benefit obligation has been carried as at 31st March, 2010. The following tables set out the amounts recognised in the financial statements as at 31st March, 2010 for the above mentioned defined benefit plans:

(i) Net employee benefit expense (recognised in employee cost) for the year ended 31st March, 2010:

Rs. crores

			2008-09	
	(Funded)#	(Unfunded)	*(Funded)#*	*(Unfunded)*
1. Current Service Cost	1.05	6.62	*1.04*	*5.39*
2. Interest	0.37	10.05	*0.35*	*9.64*
3. Losses on Acquisition	-	0.15	*-*	*0.36*
4. Actuarial (Gain)/Loss	0.19	(9.95)	*(0.37)*	*12.08*
5. Past Service Cost	0.19	7.11	*0.08*	*0.20*
6. 1/5th of Transitional Liability	-	4.38	*-*	*4.38*
7. Expected Return on Plan Assets	(0.42)	-	*(0.23)*	*-*
8. Curtailment cost/Settlement cost	-	-	*(0.15)*	*-*
9. Amount paid to employees	-	-	*0.03*	*-*
10. Total Expense before share in Joint Ventures (1 to 9)	1.38	18.36	*0.75*	*32.05*
11. *Add*: Share in Joint Ventures	24.16	3.74	*(21.62)*	*0.95*
12. Total Expense (10+11)	25.54	22.10	*(20.87)*	*33.00*

Post Retirement Gratuity funded in case of NDPL, CTTL, PTL, TBSIL and PKPC.

(ii) Change in the Defined Benefit Obligation/Commitments during the year ended 31st March, 2010:

Rs. crores

			2008-09	
	(Funded)#	(Unfunded)	*(Funded)#*	*(Unfunded)*
Present value of Defined Benefit Obligation as at 1st April	4.28	129.11	*3.78*	*106.28*
Transitional Liability as at 1st April	-	13.17	*-*	*17.55*
Employee benefit expenses (1 to 5)-per (i) above..	1.80	13.98	*1.10*	*27.67*
Actuarial (Gain)/ Loss on Defined Benefit Obligation	(0.03)	-	*(0.19)*	*-*
Benefits Paid (net)	(0.19)	(8.93)	*(0.41)*	*(10.14)*
Liabilities assumed on Acquisition	-	0.87	*-*	*0.92*
Present value of Defined Benefit Obligation as at 31st March	5.86	148.20	*4.28*	*142.28*
Less: Unrecognized Transitional Liability as at 31st March	-	(8.79)	*-*	*(13.17)*
Provision for Defined Benefit Obligations as at 31st March, as per books before share in Joint Ventures	5.86	139.41	*4.28*	*129.11*
Add: Share in Joint Ventures	46.79	16.57	*26.83*	*12.50*
Provision for Defined Benefit Obligation as at 31st March as per books	52.65	155.98	*31.11*	*141.61*

Post Retirement Gratuity funded in case of NDPL, CTTL, PTL, TBSIL and PKPC.

(iii) Plan Assets

Rs. crores

		2008-09
Fair value of Plan Assets as on 1st April	2.60	*2.61*
Less: Adjustment	(0.15)	-
Expected return on Plan Assets	0.42	*0.23*
Contribution	2.83	*0.21*
Benefit Paid	(0.22)	*(0.41)*
Actuarial gain/(loss)	0.05	*(0.04)*
Closing balance as on 31st March, before share in Joint Ventures	5.53	*2.60*
Add: Share in Joint Ventures	47.18	*30.19*
Closing balance as on 31st March	52.71	*32.79*

(iv) Actuarial assumptions used for valuation of the present value of the defined benefit obligations of various benefits are as under:

		2008-09
Discount Rate	7.80% to 10.75%	*7.01% to 13.25%*
Salary Growth Rate	6% to 15% p.a.	*6% to 15% p.a*
Turnover Rate	Age 21 to 44 years 2% to 5% p.a. Age 45 years and above 0.5% to 2% p.a.	*Age 21 to 44 years 3% to 6% p.a.* *Age 45 years and above 0.5% to 2% p.a.*
Pension Increase Rate	3% p.a.	*3% p.a*
Mortality table	LIC (1994-96)	*LIC (1994-96)*
Expected return on scheme assets	7.5% to 10.5% p.a.	*7.5% to 10.5% p.a.*
Annual Increase in Health Cost	6% p.a.	*6% p.a.*

- Discount rate is based on the prevailing market yields of Government securities as at the Balance Sheet date for the estimated term of the obligation.
- The estimates of future salary increases, considered in actuarial valuation, take account of the inflation, seniority, promotion and other relevant factors.

(v) The contribution expected to be made during the financial year 2010-11 has not been ascertained.

17. The Parent Company and CTTL have paid during the year monthly payments aggregating to Rs. 0.88 crore *(2008-09 – Rs. 0.77 crore)* under the post retirement scheme to former Managing/Executive Directors.

18. In respect of the contracts pertaining to the Transmission EPC, Strategic Electronics Business and Project Management Services of the Group, disclosures required as per AS–7 (Revised) are as follows:

(a) Contract revenue recognised as revenue during the year Rs. 123.60 crores *(2008-09 – Rs. 98.89 crores).*

(b) In respect of contracts in progress –

(i) The aggregate amount of costs incurred and recognised profits upto 31st March, 2010 – Rs. 120.31 crores *(31st March, 2009 - Rs. 335.39 crores).*

(ii) Advances and progress payments received as at 31st March, 2010 – Rs. 3.31 crores *(31st March, 2009 - Rs. 22.52 crores).*

(iii) Retention money included as at 31st March, 2010 in Sundry Debtors - Rs. 1.69 crores *(31st March, 2009 - Rs. 18.89 crores).*

(c) Gross amount due to customers for contract work as a liability as at 31st March, 2010 – Rs. Nil *(31st March, 2009 - Rs. Nil).*

19. In the case of PTL, the Company has set aside an amount of Rs. 2.00 crores *(31st March, 2009 – Rs.2.00 crores)* as 'Self Insurance Reserve' to be used for the purpose of future losses which may arise from uninsured risks or as determined by the Board.

20. (a) During the previous year, in respect of the Licensed Business of the Parent Company, in terms of the Government of Maharashtra approvals, on the difference between the written down value of fixed assets (including foreign exchange fluctuations on approved borrowings) as per the books of account and the Income-Tax Act, 1961, deferred tax liability was being set up by a special appropriation to the Deferred Tax Liability Fund. In terms of the approvals, the amounts credited to the Fund are invested and permitted to be utilised, only subject to certain conditions. In terms of Appellate Tribunal for Electricity (ATE) Order dated 25th February, 2009 loss realised on redemption of 6.75% Unit Trust of India-Tax Free US Bonds 2008 amounting to Rs. 116.09 crores had been adjusted against the balance lying in Deferred Tax Liability Fund.

The resultant shortfall in the Deferred Tax Liability Fund and the Deferred Tax Liability recognized at Rs. 37.84 crores has been accounted for during the previous year.

(b) In the case of Nelco and ITMA, Deferred Tax Assets on account of carried forward tax losses and unabsorbed tax depreciation have been recognised in the books to the extent the management is of the opinion that there is virtual certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised.

(c) Deferred Tax Liability/(Asset) [Net] as at 31st March, 2010 comprises of:

Rs. crores

				2008-09
Deferred Tax Liability:				
Arising on account of timing differences in:				
Depreciation		821.11		*657.54*
Less: Balance in Deferred Tax Liability Fund	279.75		*279.75*	
Others	-		*0.72*	
		279.75		*280.47*
(A)		**541.36**		***378.51***
Deferred Tax Assets:				
Arising on account of timing differences in:				
Provision for doubtful debts and advances		13.68		*10.33*
Provision for tax, duty, cess, fee		14.71		*14.23*
Provision for employee benefits		64.70		*58.01*
Unabsorbed depreciation and carry forward losses		2.61		*2.52*
Others		4.15		*12.02*
(B)		**99.85**		***97.11***
Net Deferred Tax Liability **(A) – (B)**		**441.51**		***281.40***
Share in Joint Ventures – Liability (Net)		224.17		*261.88*
Net Deferred Tax Liability including Joint Ventures		**665.68**		***543.28***

21. In the case of Parent Company, Miscellaneous Expenses include donations aggregating to Rs. 1.00 crore *(31st March, 2009 – Rs. Nil)* to Electoral Trust whose main object is to create a transparent, non-discriminatory and non-discretionary vehicle which would enable making of contributions to political parties in a well regulated, efficient and objective manner. The Trust currently provides only for distribution of funds for the Lok Sabha Parliamentary Election.

22. Disclosure as required by Accounting Standard 18 (AS-18) 'Related Party Disclosures' are as follows:

Names of the related parties and description of relationship:

(a) i)	Associates (where transactions have taken place during the year)	Panatone Finvest Ltd. Tata Ceramics Ltd. Tata Projects Ltd. Yashmun Engineers Ltd. Rujuvalika Investments Ltd.
ii)	Joint Venture (where transactions have taken place during the year)	Indocoal Resources (Cayman) Ltd. Tata BP Solar India Ltd.
iii)	Promoters holding together with its Subsidiary is more than 20%	Tata Sons Ltd.

(b) Key Management Personnel

Prasad R. Menon
S. Ramakrishnan
S. Padmanabhan
Banmali Agrawala

(c) Details of transactions:

Rs. crores

Particulars	Associates	Key Management Personnel	Promoters	Joint Ventures
Purchases of goods	-	-	-	74.44
	0.01	-	-	*71.16*
Purchase of fixed assets	132.43	-	-	5.55
	156.80	-	-	-
Rendering of services	0.03	-	-	-
	0.16	-	-	-
Receiving of services	3.42	-	0.46	-
	3.56	-	*0.51*	-
Brand equity contribution	-	-	18.40	-
	-	-	*18.70*	-
Guarantee and collaterals given #	-	-	-	-
	-	-	*409.51*	-
Remuneration paid	-	9.86	-	-
	-	*7.32*	-	-
Interest income	0.27	-	-	-
	8.14	*0.01*	-	-
Dividend received	2.95	-	4.67	-
	2.05	-	*4.67*	-
Dividend paid	-	-	76.79	-
	-	-	*70.11*	-
Brokerage paid	-	-	-	-
	-	-	*0.03*	-
Provision for doubtful debts	0.10	-	-	-
	0.06	-	-	-
Deposits given	4.00	-	-	-
	134.00	-	-	-
Refunds towards deposits given	-	-	-	-
	132.00	-	-	-
Purchase of Investments #	79.99	-	-	-
	91.98	-	-	-
Equity warrants issued/forfeited	-	-	-	-
	-	-	*60.99*	-
Loans repaid	-	0.01	-	-
	-	*0.01*	-	-
Deposits repaid	-	-	1.00	-
	-	-	-	-

Rs. crores

Particulars	Associates	Key Management Personnel	Promoters	Joint Ventures
Balances outstanding				
Deposits given (including interest accrued)..........	7.31	-	-	-
	5.38	-	-	-
Deposit provided for as doubtful advances	1.27	-	-	-
	1.27	-	-	-
Other receivables (net of provisions)	0.04	-	-	-
	16.50	-	-	-
Loans given (including interest thereon)	129.48	0.11	-	-
	129.47	*0.12*	-	-
Guarantees and collaterals outstanding#	250.00	-	409.51	-
	250.00	-	*409.51*	-
(Other payables)/Advances given	(4.01)	-	(19.48)	5.41
	(3.72)	*(3.00)*	*(20.44)*	-

Note: Previous year's figures are in italics.

Also refer Note 12(d), 12(e), 12(m) and 12(n).

(d) Details of material related party transactions [included under (c) above]

(a) Joint Ventures:

Rs. crores

Particulars	Indocoal Resources (Cayman) Ltd.
Purchase of goods..	74.44
	71.16

(b) Associates:

Rs. crores

Particulars	Tata Ceramics Ltd.	Panatone Finvest Ltd.	Tata Projects Ltd.	Yashmun Engineers Ltd.
Purchase of goods..	-	-	-	-
	-	-	-	*0.01*
Purchase of fixed assets	-	-	129.91	-
	-	-	*153.10*	-
Rendering of services......................................	(0.07)	-	-	0.10
	0.06	-	-	*0.10*
Receiving of services..	-	-	-	3.42
	-	-	*0.62*	*2.94*
Interest income	-	(1.98)	2.25	-
	-	*5.90*	*2.24*	-
Dividend received	-	-	2.90	-
	-	-	*2.02*	-
Provision for doubtful debts	-	-	-	0.10
	-	-	-	*0.06*
Deposit given..	4.00	-	-	-
	-	*132.00*	-	-
Refunds towards deposits given	-	-	-	-
	-	*132.00*	-	-
Purchase of investments..................................	-	79.99	-	-
	-	*91.98*	-	-

Note: Previous year's figures are in italics.

23. (i) Derivative Instruments:

The Group has entered into swaps/ forward/ currency option contracts (being a derivative instrument), which are not intended for trading or speculative purposes but for hedge purposes, to establish the amount of reporting currency required or available at the settlement date of certain payables and receivables.

The following are the outstanding swaps/ forward/ currency option contracts, entered into, as on 31st March, 2010:

	Foreign Currency (in Millions)	Rs. crores	*2008-09* Foreign Currency (in Millions)	*2008-09* Rs. crores
Forward Contracts	USD 16.18	73.06	-	-
	EURO 26.60	161.08	*EURO 3.50*	*23.64*
	JPY 4,999.19	242.16	-	-
Forward Contracts - Share of Joint Ventures	USD 30.14	127.94	*USD 29.40*	*124.49*
	EURO 0.89	5.79	-	-
	JPY 11.03	0.57	-	-
Currency Option Contracts	USD 32.10	144.96	-	-
	JPY 14,006.25	684.07	*JPY 16,031.25*	*834.91*
Interest Rate Swaps	USD 1,300.00	5,870.52	*USD 175.00*	*892.50*
Unrecognised Gain in respect of above Forward Contracts and Currency Option Contracts	-	24.32	-	*21.07*

(ii) The year end foreign currency exposures that have not been hedged by a derivative instrument or otherwise are given below:

	Foreign Currency (in Millions)	Rs. crores	*2008-09* Foreign Currency (in Millions)	*2008-09* Rs. crores
(a) Amounts receivable in foreign currency on account of the following:				
Export of goods	USD 5.18	23.38	*USD 7.86*	*40.48*
	-	-	*TAKA 56.12*	*4.16*
Export of goods - Share of Joint Ventures	USD 10.49	46.85	*USD 11.14*	*56.29*
	EURO 0.01	0.07	-	-
(b) Amounts payable in foreign currency on account of the following:				
(i) Import of goods and services	USD 15.86	71.64	*USD 51.73*	*263.87*
	EURO 0.15	0.91	*EURO 0.24*	*1.62*
	GBP 0.03	0.18	-	-
	-	-	*CHF 0.07*	*0.33*
	-	-	*TAKA 27.49*	*2.04*
Import of goods and services - Share of Joint Ventures	USD 8.18	37.28	*USD 9.28*	*47.73*
	EURO 0.50	3.06	*EURO 0.19*	*1.28*
	GBP *	0.01	-	-
	CHF *	0.01	-	-
	-	-	*AUD 0.04*	*0.14*
	-	-	*JPY 5.75*	*0.30*
(ii) Capital imports	EURO 0.29	1.73	*EURO 1.30*	*8.76*
	JPY 1,251.21	60.61	*JPY 55.50*	*2.89*
	-	-	*USD 97.59*	*497.78*
	-	-	*CHF 0.02*	*0.10*

		Foreign Currency (in Millions)	Rs. crores	*Foreign Currency (in Millions)*	*Rs. crores*
	Capital imports -Share of Joint Ventures	USD 0.07	0.33	*USD 0.75*	*3.88*
		EURO 0.97	5.92	*EURO 3.76*	*25.75*
		JPY 7.05	0.34	*JPY 49.25*	*2.60*
		SGD 0.03	0.18	-	-
(iii)	Interest and loan commitment charges payable	USD 2.33	10.53	*USD 2.48*	*12.66*
(iv)	Loans payable	USD 1,054.70	4,762.76	*USD 232.15*	*1,184.15*
(v)	Premium payable on borrowings	USD 28.41	128.29	*USD 2.25*	*11.49*
(c)	Bank balances	USD 267.24	1,206.52	*USD 2.53*	*12.86*
		SGD 0.92	2.98	*SGD 0.37*	*1.38*
		TAKA 31.41	4.81	*TAKA 13.83*	*1.02*
	Bank balances - Share of Joint Ventures	-	-	*USD 9.44*	*47.69*

24. Disclosures as required by Accounting Standard 29 (AS-29) - "Provisions, Contingent Liabilities and Contingent Assets" as at 31st March, 2010, are as follows:

Rs. crores

Particulars	Opening Balance/ acquired during the year	Provision during the year	Payments/ Adjustments made during the year	Reversal / Regrouped during the year	Closing Balance
Provision for Warranties	6.99	11.26	(1.20)	(3.60)	13.45
	6.20	*4.32*	*(1.34)*	*(2.19)*	*6.99*
Share of Joint Ventures - Provision for Warranties and Contingencies	12.38	1.89	(1.21)	-	13.06
	2.42	*10.67*	*(0.71)*	-	*12.38*
Provision for Premium on Redemption of FCCB	11.49	133.00	(0.07)	(16.13) @	128.29
	15.26	-	-	*(3.77) @*	*11.49*
Provision for Premium on Redemption of Debentures	134.70	-	-	(134.70)	-
	134.70	-	-	-	134.70
Provision for future foreseeable losses on contracts etc.	3.24	0.19	-	-	3.43
	5.64	-	-	*(2.40)*	*3.24*
Share of Joint Ventures - Provision for restoration and rehabilitation	284.92	43.17	(39.20)#	-	288.89
	198.78	*48.47*	*37.67#*	-	*284.92*

Note: Previous year's figures are in italics.

@ On account of conversion of FCCB to shares and exchange gain (Net).

Includes exchange fluctuation.

25. Earnings per share:

			2008-09
(a)	Profit after taxes, share of associates, minority interest and statutory appropriations (Rs. crores)	1,975.73	*1,264.04*
(b)	The weighted average number of Equity Shares for Basic EPS (Nos.)	23,23,98,692	*22,13,87,808*
(c)	The nominal value per Equity Share (Rupees)	10.00	*10.00*
(d)	Basic Earnings per share (Rupees)	85.01	*57.09*
(e)	Profit after taxes, share of associates, minority interest and statutory appropriations for Basic EPS (Rs. crores)	1,975.73	*1,264.04*
	Add/(Less): Debit/(Credit) to Profit and Loss Account on account of FCCB (net of tax) (Rs. crores)	(37.36)	*12.39*
(f)	Profit after taxes, share of associates, minority interest and statutory appropriations for Diluted EPS (Rs. crores)	1,938.37	*1,276.43*
(g)	The weighted average number of Equity Shares for Basic EPS (Nos.)	23,23,98,692	*22,13,87,808*
	Add: Effect of potential Equity Shares on conversion of FCCB (Nos.)	33,82,037	*10,51,352*
(h)	The weighted average number of Equity Shares for Diluted EPS (Nos.)	23,57,80,729	*22,24,39,160*
(i)	Diluted Earnings Per Share (Rupees)	82.21	*57.09*

26. Segment Information:

(a) Primary Segment Information:

Rs. crores

	Power	Coal	Others	Eliminations	Total
REVENUE					
External Revenue	12,550.05	5,620.95	906.95	92.11	18,985.84
	11,912.07	*5,310.78*	*898.86*	*60.39*	*18,061.32*
Total Revenue	**12,550.05**	**5,620.95**	**906.95**	**92.11**	**18,985.84**
	11,912.07	***5,310.78***	***898.86***	***60.39***	***18,061.32***
RESULT					
Total Segment Results	2,076.36	999.20	65.92	-	3,141.48
	1,391.92	*1,463.94*	*(9.97)*	-	*2,845.89*
Interest Expense					(763.87)
					(708.74)
Unallocable Income net of unallocable expense					389.69
					326.68
Income Taxes					(628.66)
					(1,165.10)
Profit after Tax before share of Associates					**2,138.64**
					1,298.73
Share of Profit of Associates					61.66
					27.57
Profit after Tax after share of Profit of Associates and before Minority Interest					**2,200.30**
					1,326.30

Rs. crores

	Power	Coal	Others	Eliminations	Total
OTHER INFORMATION					
Segment Assets	25,364.44	7,450.53	1,402.62	-	34,217.59
	17,706.19	*8,163.53*	*1,655.00*	-	*27,524.72*
Unallocable Assets					5,687.46
					4,321.70
Total Assets					**39,905.05**
					31,846.42
Segment Liabilities	4,478.19	2,066.08	300.13	-	6,844.40
	3,433.57	*1,834.72*	*363.52*	-	*5,631.81*
Unallocable Liabilities					19,916.90
					16,117.72
Total Liabilities					**26,761.30**
					21,749.53
Capital Expenditure	7,319.25	385.63	63.94	-	7,768.82
	5,430.69	*415.63*	*366.90*	-	*6,213.22*
Non-cash Expenses other than Depreciation/ Amortisation @	81.49	43.15	30.99	-	155.63
	0.67	*328.84*	*18.51*	-	*348.02*
Depreciation/Amortisation (to the extent allocable to segment)	683.52	167.32	26.84	-	877.68
	500.70	*130.56*	*25.23*	-	*656.49*

@ Rs. 15.28 crores *(31st March, 2009 – Rs. 280.37 crores)* on account of impairment.

Types of products and services in each business segment:

Power – Generation, Transmission, Distribution and Trading of Electricity.

Coal – Mining and Trading Coal.

Others – Electronics, Project Contracts/Project Management Services, Coal Bed Methane, Property Development and Solar Photovoltaic Systems and its components.

(b) Secondary Segment Information – Geographical Segment:

Rs. crores

Particulars	Domestic	Overseas	Total
Revenue from External Customers	13,456.75	5,529.09	18,985.84
	12,365.69	*5,695.63*	*18,061.32*
Segment Assets	26,441.41	7,776.18	34,217.59
	18,673.14	*8,851.58*	*27,524.72*
Capital Expenditure	7,373.23	395.59	7,768.82
	5,478.71	*734.51*	*6,213.22*

27. Previous year's figures have been regrouped, wherever necessary, to conform to this year's classification. Figures are rounded off to nearest lakh. Figures below Rs. 50,000 are denoted by '*'.

Gist of the Financial Performance for the year 2009-10 of the Subsidiary Companies

Rs. crores

Sr. No.	Name of the Subsidiary	Capital	Reserves and Surplus	Total Assets @	Total Liabilities #	Investments $	Turnover ##	Profit before taxation	Provision for taxation	Profit after taxation	Proposed dividend $$
1.	Nelco Limited	22.82	(1.49)	245.87	226.52	1.92	234.31	23.68	5.25	18.43	1.37
2.	Chemical Terminal Trombay Limited	2.11	36.76	27.30	6.98	18.55	13.93	4.04	0.63	3.41	3.80
3.	Af-Taab Investment Company Limited	13.39	103.70	56.48	13.65	69.87	41.83	21.47	6.40	15.07	9.38
4.	Tata Power Trading Company Limited	16.00	39.88	191.24	138.00	2.63	2,359.04	11.88	3.64	8.24	1.48
5.	Tatanet Services Limited	0.06	0.81	30.69	29.82	-	29.00	0.71	0.21	0.50	-
6.	Maithon Power Limited	733.92	(7.14)	2,610.06	1,883.28	-	-	(7.04)	0.10	(7.14)	-
7.	Powerlinks Transmission Limited	468.00	45.62	1,474.17	1,028.07	67.52	313.97	130.22	22.13	108.09	84.24
8.	Coastal Gujarat Power Limited	1,786.00	(24.25)	7,551.75	5,792.84	-	-	(23.60)	0.64	(24.24)	-
9.	Industrial Energy Limited	333.00	9.46	974.68	665.82	33.59	71.04	11.44	1.98	9.46	-
10.	Bhivpuri Investment Limited	4.08	1,179.80	1,177.62	1,946.11	1,952.36	305.57	230.83	14.30	216.53	-
11.	Bhira Investments Limited	4.10	(484.66)	10.30	3,458.15	2,967.29	56.90	(33.79)	5.69	(39.48)	-
12.	Khopoli Investments Limited	0.03	(26.21)	1,671.92	1,698.10	-	42.10	(19.40)	0.02	(19.42)	-
13.	Veltina Holdings Limited	0.01	(0.04)	0.01	0.04	-	-	-	-	-	-
14.	Industrial Power Infrastructure Limited	0.11	(0.09)	0.03	-	-	-	-	-	-	-
15.	Industrial Power Utility Limited	0.11	(0.09)	0.03	-	-	-	-	-	-	-
16.	North Delhi Power Limited	552.00	748.32	3,885.27	2,604.40	19.44	3,399.65	260.15	(90.58)	350.73	-
17.	Trust Energy Resources Pte. Ltd.	506.00	(10.97)	297.72	3.76	184.81	121.48	1.05	-	1.05	-
18.	Energy Eastern Pte. Ltd.	2.84	(3.09)	0.05	0.30	-	-	(0.46)	-	(0.46)	-
19.	Vantech Investments Limited	1.99	(0.71)	0.20	0.09	1.17	0.04	(4.04)	-	(4.04)	-
20.	PT Itamaraya Tbk **	20.36	(16.02)	6.88	2.55	-	3.57	2.37	(0.04)	2.41	-

@ Total Assets = Fixed Assets + Current Assets+Deferred Tax Assets+Miscellaneous Expenditure.

Total Liabilities=Debts + Current Liabilities+Deferred Tax Liabilities+Advance against depreciation+Capital grants+Consumer cont.to cap. works+Consumer security deposit.

$ Investments except in case of Investments in Subsidiaries.

Turnover includes Other Income.

$$ Proposed dividend includes Interim Dividend and Special Interim Dividend.

** Based on audited accounts for the period ended 31.12.2009.

Exchange rate as on 31.03.2010 - Rs.45.16/$

Gist prepared as per Individual Subsidiary Companies Final Accounts.For Consolidated results,please refer to Consolidated Financial Statements and Notes appearing thereon.

TATA POWER

The Tata Power Company Limited

Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

Attendance Slip

Members attending the Meeting in person or by Proxy are requested to complete the attendance slip and hand it over at the entrance of the meeting hall.

I hereby record my presence at the NINETY-FIRST ANNUAL GENERAL MEETING of the Company at Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, 19, New Marine Lines, Mumbai - 400 020, at 3.00 p.m. on Wednesday, 8th September, 2010.

....

Full name of the member (in block capitals) Signature

Folio No. :../DP ID No.*..& Client ID No.*..

* Applicable for members holding shares in electronic form.

....

Full name of the Proxy (in block capitals) Signature

NOTE : Member/Proxyholder desiring to attend the meeting should bring his copy of the Annual Report for reference at the meeting.

TATA POWER

The Tata Power Company Limited

Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

Proxy

I/We ....

of ....in the district of..being

a Member/Members of the above named Company, hereby appoint ....of

....in the district of..or failing him

....of..in the district of

.... as my/our Proxy to attend and vote for me/us and on my/our behalf at the NINETY-FIRST ANNUAL GENERAL MEETING of the Company, to be held on Wednesday, 8th September, 2010 and at any adjournment thereof.

Signed this ....day of..2010.

Folio No. :../DP ID No.*..& Client ID No.*................................

* Applicable for members holding shares in electronic form.

No. of Shares

Signature

Affix 15 Paise Revenue Stamp

This form is to be used @ in favour of / @ against the resolution. Unless otherwise instructed, the Proxy will act as he thinks fit.

@ Strike out whichever is not desired.

Notes:
(i) The proxy must be returned so as to reach the Registered Office of the Company at Bombay House, 24, Homi Mody Street, Mumbai 400 001, not less than FORTY-EIGHT HOURS before the time for holding the aforesaid meeting.
(ii) Those members who have multiple folios with different jointholders may use copies of this Attendance Slip/Proxy.



TATA

SUSTAINING EXCELLENCE

The Company continues to earn awards and accolades for its efforts not just in operations, but also for its commitment to the environment.


FICCI-SEDF CSR Award


MINISTRY OF POWER
NATIONAL AWARDS
FOR
Ministry of Power National Awards


FE - EVI Green Business Leadership Awards

Rewards and Recognition

- Gold Shield by the Ministry of Power, Govt. of India, for Meritorious Performance in Operations and Maintenance in Distribution Business for 2008-09.
- Silver Shield by the Ministry of Power, Govt. of India, for speedy completion and commissioning of Trombay Thermal Power Station - Unit 8 project for 2008-09.
- Award for Best Operation and Maintenance Project in Asia (Asian Power Awards 2009) by Asian Power Magazine.
- India Power Awards 2009 (Council of Power Utilities, India) for commissioning of Unit 8 at Trombay, before the stipulated target time.
- The 9th Annual Greentech Safety Award 2010 in Gold category in Thermal power sector for Trombay Thermal Power Station.
- Best performer in the Power category for FE – EVI Green Business Leadership Awards conducted by The Financial Express and Emergent Ventures India, an integrated climate change company.
- Golden Peacock CSR Award 2010.
- Second prize in TERI Corporate Award for Business Response to HIV/AIDS.
- Certificate of Appreciation for commendable work in the area of CSR at the Businessworld FICCI-SEDF CSR Awards 2009-10.
- Two Quality Circle teams won Bronze award in ICQCC (International Convention for Quality Control Circles) in 2009.
- 5 teams won 'Par Excellence' award, 13 teams won 'Excellent ' award and 1 team won 'Distinguished' award in NCQC (National Convention for Quality Circle).
- Jury Award for efforts towards Rural Electrification and electrifying remote villages as well as large scale implementation of UMPP, awarded by Council of Power Utilities, India (India Power Awards 2009).
- Quality Award for 2009 from Laboratory Quality Services International (LQSi), South Holland, for the Chemical Lab at Trombay.



TATA POWER

Bombay House 24 Homi Mody Street Mumbai 400 001



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